


14007516


RECEIVED
JUN 03 2014
OFFICE OF THE SECRETARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 30, 2014

By: /s/ Shanthi Venkatesan

Name: Shanthi Venkatesan

Title: Deputy General Manager

20th Annual Report and Accounts 2013-2014

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Thoughtful innovations that drive convenience

With a rich heritage in the adoption of cutting-edge technology, ICICI Bank has always been a pioneer in delivering convenience in banking. We continue to innovate and offer a range of new products and services, many of which are the first of their kind.

In the environment of rapid advancement and penetration of technology that we see today, we continuously adapt our touch points and delivery channels to suit the evolving lifestyle of our customers. We focus on introducing newer and more intuitive tools that make banking easier for our customers, true to our philosophy of *Khayaal Aapka*.

This year, we are pleased to showcase some of our latest innovations — Tab Banking, Touch Banking, Pockets and iWish. We believe that the more relevant we become to our customers through these innovations that drive convenience, the more meaningful and deep our relationships will be. Through this, we strive to achieve higher levels of customer satisfaction as well as creation of shareholder value.

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BY ICICI Bank


iWish

Contents

REGISTERED OFFICE

Landmark
Race Course Circle
Vadodara 390 007
Tel : +91-265-6722222
Fax : +91-265-6617341

CORPORATE OFFICE

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel : +91-22-33667777
Fax : +91-22-26531122

STATUTORY AUDITORS

S. R. Batliboi & Co. LLP,
Chartered Accountants
14th Floor, The Ruby
29, Senapati Bapat Marg
Dadar (W)
Mumbai 400 028

REGISTRAR AND TRANSFER AGENTS

3i Infotech Limited
International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703

Message from the Chairman



K.V. KAMATH
Chairman

The Indian economy and banking sector have faced significant challenges in recent years. The challenging business environment and moderation in economic growth witnessed in fiscal 2013 continued into fiscal 2014. Manufacturing and industrial growth remained weak and there was also a moderation in services sector growth which had hitherto remained resilient to the weakness in the rest of the economy. The challenge posed by the current account deficit was exacerbated due to global concerns over tapering of quantitative easing in the United States, leading to capital flight from countries with high current account deficits. This prompted domestic monetary policy action resulting in a sharp increase in interest rates. Corporate sector activity remained muted and expectations of seeing a revival in growth in fiscal 2014 proved to be optimistic.

There were some positive policy responses that alleviated the immediate pressure. The process of reigning in the fiscal deficit which began in the previous year continued in fiscal 2014. The government and the central bank together took a range of proactive measures to address the current account deficit and currency volatility. These measures stabilised the currency by reducing the current account deficit sharply and bringing in foreign currency fund flows. While some of these measures are necessarily short term in nature, they sent a signal that we have the tools available to prevent market volatility and defend the currency against speculation.

We are now at a critical juncture in terms of the direction that our economy can take. The key priority is to ensure that GDP growth, which has come down from 8-9% levels to sub-5% levels, does not slow down any further and indeed, begins to revive. In this context, the decisive mandate that has emerged from the general election results is a very positive development. With the worst of the slowdown and volatility behind us, and a clear runway for policy actions to harness India's potential, the economy is now seeing blue sky.

The first set of actions could be to harvest the low-hanging fruit. The steps that had been initiated to clear the bottlenecks in the investment cycle, in terms of last mile clearances for projects, resolution of fuel issues in the power sector and clearing overdue receivables from government agencies to the corporate sector need to be accelerated. These steps alone would ease the stress on the corporate sector significantly and help to bring back confidence.

The second area of focus would be to clearly articulate the approach towards key areas of policy, such as taxation, access to land and natural resources and balancing the needs of growth with the issues of environmental protection and climate change. A clear articulation of policy and speed of decision making thereafter would be essential to regain momentum in infrastructural and industrial investment.

Finally on a longer-term basis, there are structural factors that need to be addressed. These include the twin deficits and the persistent supply-side causes of inflation. The government would have to put in place a strategy to address these issues in the context of the country's need and aspiration for sustained high growth.

Last year, I had spoken about technology and its impact on disruptive innovation in several industries. It is essential that as a country, we are not only receptive to this technology-driven change but have the capacity to chalk out a path to being a technology-driver in the near future. Innovation driven by technology is changing the world as we see it, underpinned by rapidly declining costs of storing, processing and accessing data through growth of low-cost communications capacity. With a mobile internet user base which is expected to reach a figure of 185 million by June 2014, Indian consumers are at the forefront of adopting the technological revolution. It is essential for our government and our corporates to adapt to this change and drive this transformation of the way we live and work.

The ICICI Group continues to focus on increasing shareholder value in a responsible and conscientious manner, capitalising on opportunities while calibrating growth to developments in the environment. This approach, I believe, will continue to drive strong performance for the organisation in the years ahead.

With best wishes,

K. Vaman Kamath

K. V. Kamath

Message from the Managing Director & CEO



CHANDA KOCHHAR
Managing Director & CEO

I am happy to report that during fiscal 2014 we sustained and further improved our performance, despite an environment marked by elevated interest rates, low growth and significant market volatility. Given the developments in the environment, we adopted a balanced approach to growth, profitability and risk management. This strategy has helped us strengthen every area of our business. During the year, we have further strengthened our position with continued improvements in our key financial parameters, a strong deposit franchise, a large and expanding distribution network and a healthy capital position; thereby creating a platform for robust growth.

In this context, I would like to share with you some of our key performance highlights for the year:

- We achieved our objective of accelerating the momentum in retail lending. Our retail disbursements increased by about 37%, translating into an overall year-on-year portfolio growth of 23%.
- We continued to strengthen our funding profile, mobilising ₹ 198.01 billion of CASA deposits in fiscal 2014. The year-on-year growth in CASA deposits was 16% and the CASA ratio improved from 42% at March 31, 2013 to 43% at March 31, 2014.
- We improved our net interest margin by over 20 basis points from 3.11% in fiscal 2013 to 3.33% in fiscal 2014.
- Our fee income grew by 12% in fiscal 2014 compared to 3.0% in fiscal 2013. This was driven by our continued focus on granular fee income streams from commercial banking, forex and derivatives and retail banking.
- We continued to focus on efficiency and productivity and further reduced the cost-to-income ratio to 38.2%.
- Given the macro-economic scenario, asset quality challenges for the banking sector intensified during the year. In response, we calibrated the growth in corporate and small & medium enterprise lending, enhanced our monitoring of the portfolio to enable us to take proactive action and focused on improving our core operating parameters. As a result, we were able to contain the net NPA ratio to 0.82% at March 31, 2014 and grow our profit after tax by 17.8% in fiscal 2014, despite higher provisions as well as the impact of tax and regulatory changes.
- This level of profit after tax represents a return on average assets (RoA) of 1.76%, an improvement of 10 basis points compared to the RoA of 1.66% in fiscal 2013.

During the year, we added 653 branches and 834 ATMs to our network. Our network of 3,753 branches continues to be the largest among private sector banks in India. This is supplemented by our network of 11,315 ATMs at March 31, 2014.

ICICI Bank has always leveraged technology to create new paradigms in financial services in India. We have continued to launch a number of new initiatives in recent years. At March 31, 2014, we had 101 fully electronic Touch Banking branches across 33 cities. These branches give customers the ability to complete their banking transactions at their convenience and also access 24x7 customer service support. During the year, we launched our mobile branch service, whereby we achieve deeper penetration of our services in rural locations. We strengthened our presence on social media through Pockets on Facebook, a unique solution which allows our customers to carry out banking transactions while on Facebook. We launched Tab Banking, which enables our customers to open accounts or apply for loans at a time and place of their convenience. We invested in our internet and mobile banking platforms to improve the customer experience, and leveraged technology to provide banking solutions to the government sector.

Our subsidiaries also achieved healthy performance in fiscal 2014. Our life insurance subsidiary sustained its profitability and maintained its position as the largest private sector life insurer in the country. Our general insurance subsidiary saw strong improvement in profitability in fiscal 2014 while maintaining its market leadership position among private players. Our asset management subsidiary became the second largest mutual fund manager in the country in fiscal 2014, and was recognised for its strong fund performance. Our other domestic subsidiaries continued to maintain their profitability, despite the volatility in financial markets. Our overseas banking subsidiaries in UK and Canada, after a period of consolidation, have seen selective growth in business along with an improvement in profitability. We have also focused on optimising the capital levels in these businesses through repatriation of capital and dividend payouts.

The ICICI Group remains committed towards nation building and contributing to society. We have continued to focus on the areas of elementary education, healthcare, sustainable livelihood through skill development and financial inclusion. In October 2013, we launched a major initiative in the area of sustainable livelihoods by setting up the ICICI Academy for Skills for imparting vocational training to youth from lower income segments. The Academy currently has nine training centres spread across the country. Over 2,400 youth have joined various courses across these centres since October 2013, of whom over 1,000 have already completed their training. Around 35% of the trainees are young women. All the candidates who have completed their training have been employed by various companies and businesses, apart from a few who have opted for self-employment. The Bank has also continued to make progress in its financial inclusion initiatives. At March 31, 2014 the Bank had opened 448 branches in unbanked rural areas. Our financial inclusion plan covered over 15,500 villages and we had 17.8 million financial inclusion accounts. During the year, we achieved the milestone of one million women beneficiaries under our Self Help Group programme.

In summary, fiscal 2014 was a year in which we focused on further strengthening our businesses, network, technological capabilities and operating and financial parameters. At the same time we were cognizant of the risks in the environment and calibrated our approach accordingly. Our outlook for the future is positive – we believe that the formation of a stable government with a focus on growth will help realise India's vast potential. Our strong and diversified franchise, large distribution network, healthy capital position and sustained improvements in our balance sheet & profitability profile give us the ability to leverage opportunities for profitable growth.

I look forward to your continued support in taking your Bank forward on this journey of sustainable and profitable growth.

With best wishes,

Chanda Kochhar

Board of Directors


K. V. Kamath
Chairman


Chanda Kochhar
Managing Director & CEO


Dileep Choksi


Homi Khusrokhan


Arvind Kumar


M. S. Ramachandran


Tushaar Shah


V. K. Sharma


V. Sridar


N. S. Kannan
Executive Director


K. Ramkumar
Executive Director


Rajiv Sabharwal
Executive Director

Presidents

Vijay Chandok
Zarin Daruwala

Senior General Managers

Sudhir Dole
K. M. Jayarao
Rakesh Jha
Chief Financial Officer
Maninder Juneja
Shilpa Kumar
Anita Pai
Kumar Ashish
Sanjay Chougule
Head-Group Internal Audit
Sujit Ganguli
Ajay Gupta
Sriram H
Anil Kaul
Sanjeev Mantri
Ravi Narayanan
Amit Palta
Murali Ramakrishnan
P. Sanker
Company Secretary
Supritha Shetty
Group Compliance Officer
Saurabh Singh
G. Srinivas
T. K. Srirang
Rahul Vohra

Board Committees

Audit Committee
Homi Khusrokhan, *Chairman*
Dileep Choksi, *Alternate Chairman*
M. S. Ramachandran
V. Sridar

Board Governance, Remuneration & Nomination Committee
Homi Khusrokhan, *Chairman*
K. V. Kamath
M. S. Ramachandran

Corporate Social Responsibility Committee
M. S. Ramachandran, *Chairman*
Arvind Kumar
Tushaar Shah
Chanda Kochhar

Credit Committee
K. V. Kamath, *Chairman*
Homi Khusrokhan
M. S. Ramachandran
Chanda Kochhar

Customer Service Committee
M. S. Ramachandran, *Chairman*
K. V. Kamath
V. Sridar
Chanda Kochhar

Fraud Monitoring Committee
V. Sridar, *Chairman*
K. V. Kamath
Dileep Choksi
Homi Khusrokhan
Arvind Kumar
Chanda Kochhar
Rajiv Sabharwal

Information Technology Strategy Committee
Homi Khusrokhan, *Chairman*
K. V. Kamath
V. Sridar
Chanda Kochhar

Risk Committee
K. V. Kamath, *Chairman*
Dileep Choksi
Homi Khusrokhan
Arvind Kumar
V. Sridar
Chanda Kochhar

Stakeholders Relationship Committee
Homi Khusrokhan, *Chairman*
V. Sridar
N. S. Kannan

Committee of Executive Directors
Chanda Kochhar, *Chairperson*
N. S. Kannan
K. Ramkumar
Rajiv Sabharwal

Directors' Report

Your Directors have pleasure in presenting the Twentieth Annual Report of ICICI Bank Limited along with the audited statement of accounts for the year ended March 31, 2014.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2014 is summarised in the following table:

₹ billion, except percentages	Fiscal 2013	Fiscal 2014	% change
Net interest income and other income	222.12	269.03	21.1%
Operating expenses	90.13	103.09	14.4%
Provisions & contingencies[1]	18.02	26.26	45.7%
Profit before tax	113.97	139.68	22.6%
Profit after tax	83.25	98.10	17.8%

1. Excludes provision for taxes.

₹ billion, except percentages	Fiscal 2013	Fiscal 2014	% change
Consolidated profit after tax	96.04	110.41	15.0%

Appropriations

The profit after tax of the Bank for fiscal 2014 is ₹ 98.10 billion after provisions and contingencies of ₹ 26.26 billion, provision for taxes of ₹ 41.58 billion and all expenses. The disposable profit is ₹ 197.12 billion, taking into account the balance of ₹ 99.02 billion brought forward from the previous year. Your Bank's dividend policy is based on the profitability and key financial metrics of the Bank, the Bank's capital position & requirements and the regulations pertaining to the same. Your Bank has a consistent dividend payment history. Given the financial performance for fiscal 2014 and in line with the Bank's dividend policy, your Directors are pleased to recommend a dividend of ₹ 23.00 per equity share of ₹ 10 for the year ended March 31, 2014 as against ₹ 20.00 per equity share of ₹ 10 for the year ended March 31, 2013 and have appropriated the disposable profit as follows:

₹ billion	Fiscal 2013	Fiscal 2014
To Statutory Reserve, making in all ₹ 135.27 billion	20.82	24.53
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income-tax Act, 1961, making in all ₹ 54.79 billion	7.60	9.00
To Capital Reserve, making in all ₹ 22.93 billion	0.33	0.76
To Investment Reserve Account, making in all ₹ 1.27 billion	—	1.27
To Revenue and other reserves, making in all ₹ 35.76 billion[1]	0.03	0.05
Dividend for the year (proposed)		
– On equity shares @ ₹ 23.00 per share (@ ₹ 20 per share for fiscal 2013)[2]	23.07	26.57
– On preference shares (₹)	35,000	35,000
– Corporate dividend tax	2.92	1.76
Leaving balance to be carried forward to the next year	99.02	133.18

1. Includes transfer of ₹ 46.1 million to Reserve Fund and Investment Fund account for fiscal 2014 (₹ 27.8 million for fiscal 2013) in accordance with regulations applicable to Sri Lanka branch. During fiscal 2014, an amount of ₹ 14.19 billion was reduced from General Reserve for creation of deferred tax liability on balance in Special Reserve at March 31, 2013 in accordance with RBI circular dated December 20, 2013.
2. Includes dividend for the prior year paid on shares issued after the balance sheet date and prior to the record date.

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We understand that it can be a hassle to open a bank account as the process requires visiting the branch, getting a passport size photograph and providing multiple documents. To provide a convenient account opening process, ICICI Bank introduced Tab Banking – a service designed to give customers a hassle-free account opening experience in the comfort of their homes or offices. Our executive equipped with a customised tablet scans all KYC documents, clicks the customer's photograph and assists in filling the form after taking his consent on the details. The tablet comes pre-loaded with required applications and is connected to our server which helps in instant transfer of data, ensuring a quick and error free account opening experience leading to unmatched convenience.

Apart from account opening, the tablet is also loaded with short demo films on our diverse portfolio of products and services that include mobile banking, internet banking and phone banking solutions. This innovative and engaging way of demonstrating our range of services helps the customer choose the one that he or she needs.



"During fiscal 2014, we focused on strengthening our core franchise, even as we carefully navigated the challenging environment. This twin approach has resulted in sustained improvements across our operating parameters. We believe that given our sustained improvements across businesses, large physical footprint, continued technology-based innovations, talented team and strong capital position, we are ideally positioned to participate in the economic recovery and keep delivering sustainable and profitable growth."

N. S. KANNAN
Executive Director

SUBSIDIARY COMPANIES

At March 31, 2014, ICICI Bank had 17 subsidiaries as listed in the following table:

Domestic Subsidiaries	International Subsidiaries
ICICI Prudential Life Insurance Company Limited	ICICI Bank UK Plc
ICICI Lombard General Insurance Company Limited	ICICI Bank Canada
ICICI Prudential Asset Management Company Limited	ICICI Bank Eurasia Limited Liability Company
ICICI Prudential Trust Limited	ICICI Securities Holdings Inc.[2]
ICICI Securities Limited	ICICI Securities Inc.[3]
ICICI Securities Primary Dealership Limited	ICICI International Limited
ICICI Venture Funds Management Company Limited	
ICICI Home Finance Company Limited	
ICICI Investment Management Company Limited	
ICICI Trusteeship Services Limited	
ICICI Prudential Pension Funds Management Company Limited[1]	

1. Subsidiary of ICICI Prudential Life Insurance Company Limited
2. Subsidiary of ICICI Securities Limited
3. Subsidiary of ICICI Securities Holdings Inc.

The Ministry of Corporate Affairs (MCA) *vide* its Circular No. 51/12/2007-CL-III dated February 8, 2011 has granted general exemption under Section 212(8) of the Companies Act, 1956 to companies from attaching the accounts of their subsidiaries in their annual reports subject to fulfilment of certain conditions prescribed. Pursuant to the requirements of the above Circular, the Board of Directors of the Bank at its Meeting held on April 26, 2013 passed the necessary resolution granting the requisite approvals for not attaching the balance sheet, profit & loss account, report of the board of directors and report of the auditors of each of the subsidiary companies to the accounts of the Bank for fiscal 2013 as well as future financial years till such time



"We believe that a culture of sensitivity and care helps to build service orientation. When employees experience sensitivity and care, they understand the soul of servicing and hence can serve our customers too, exemplifying these qualities. We strive hard to combine care and competence in all engagements with our customers. This philosophy has helped ICICI Bank to develop as a caring yet demanding meritocracy for employees and a caring delivery centric organisation for customers. Our endeavour is to provide our customers the caring service touch of ICICI Bank across all channels ranging from branches to the technology-enabled channels."

K. RAMKUMAR
Executive Director

the provisions of the aforesaid circular are in force. The provisions of this circular are valid for the disclosure of accounts for fiscal 2014. The Bank will make available these documents/details upon request by any Member of the Bank. These documents/details will be available on the Bank's website (www.icicibank.com) and will also be available for inspection by any Member of the Bank at its Registered Office and Corporate Office and also at the registered offices of the concerned subsidiaries. As required by Accounting Standard-21 (AS-21) issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities. A summary of key financials of the Bank's subsidiaries is also included in this Annual Report.

THE COMPANIES ACT, 2013

The Ministry of Corporate Affairs (MCA) has notified 282 sections of the Companies Act, 2013 (CA2013/Act) in tranches in September 2013 and March 2014 with majority of the sections as well as rules being notified in March 2014. The Companies Act, 1956 continues to be in force to the extent of the corresponding provisions of the CA2013 which are yet to be notified. MCA *vide* its Circular dated April 4, 2014 has clarified that the financial statements and documents annexed thereto, auditor's report and board's report in respect of financial year that have commenced earlier than April 1, 2014 shall be governed by the provisions of the Companies Act, 1956 and in line with the same, the Bank's financial statements, auditor's report and Board's report and attachments thereto have been prepared in accordance with the provisions of the Companies Act, 1956. With respect to other provisions of the Act, appropriate references have been made in this report to the extent these provisions have become applicable effective April 1, 2014.

DIRECTORS

Changes in the composition of the Board of Directors

Swati Piramal, a non-executive Director of the Bank, resigned from the Board effective February 26, 2014. The Board placed on record its appreciation and gratitude for her guidance and contribution to the Bank.

The Board, at its Meeting held on March 6-7, 2014, appointed V. K. Sharma, Managing Director of Life Insurance Corporation of India as an

Round-the-clock automated Touch Banking


TOUCH
BANKING
OPEN 24 HOURS
INSTA BANKING MACHINE

The lifestyles of our customers are constantly evolving and it is getting increasingly difficult to fit day-to-day banking chores within the 9 - 5 schedule. Touch Banking is a convenient banking channel from ICICI Bank that caters to the needs of such customers, who like to complete their banking tasks at a time convenient to them.

ICICI Bank has launched **'Touch Banking - Open 24 Hours'** branches that make all banking transactions simple, effortless and convenient. These branches offer the facilities of cash deposit with instant credit, cheque deposit with acknowledgement, printing of account statements, 24-hour video conferencing with ICICI Bank's customer care executives, cash withdrawal and much more. Currently, there are 101 Touch Banking branches across 33 cities in India.

Facebook banking with Pockets App, for the socially savvy

POCKETS

BY ICICI Bank



Social media has now evolved to become an integral and meaningful part of our customers' lives. Taking cognisance of this fact, ICICI Bank continues its efforts to help customers move seamlessly between social media and the Bank. This year saw the launch of 'Pockets by ICICI Bank', a first of its kind app on Facebook that drives convenience by allowing customers to carry out banking transactions on Facebook. This unique and thoughtful initiative underscores the importance the Bank attaches to social media and the digital generation.

'Pockets by ICICI Bank' is rich with social and banking features that allow customers to carry out a range of financial and non-financial transactions on Facebook itself. This intuitive tool includes unique features such as 'split-n-share' that helps one track and split group expenses, 'pay a friend' which lets one pay a friend without requiring his or her bank account details, 'prepaid mobile recharge', 'book movie tickets' and many more. This enables our customers to bank while socialising on Facebook.

additional Director effective March 6, 2014. V. K. Sharma holds office upto the date of the forthcoming Annual General Meeting (AGM) and is eligible for appointment.

Classification of Directors as per CA2013/Act

Section 149 of the Act which defines the composition of the Board and the criteria for a director to be considered as independent has been notified effective April 1, 2014. Nominee directors i.e. a director nominated by any financial institution in pursuance of the provisions of any law for the time being in force, or of any agreement, or appointed by any Government, or any other person to represent the interests of the financial institution/Government/any other person are excluded from the definition of independent director. The Board of the Bank consists of 12 Directors, out of which seven are independent Directors, one is a Government Nominee Director and four are Executive Directors.

In classification of Directors as independent, the Bank has relied on the declaration of independence provided by the independent Directors as prescribed under Section 149(7) of the Act and placed at the Board Meeting of the Bank held on April 25, 2014 and based on the applicable RBI guidelines and circulars and the legal advice obtained in this regard.

Retirement by rotation

Section 149 provides that an independent director shall not hold office for more than two consecutive terms of five years each provided that the director is re-appointed by passing a special resolution on completion of first term of five consecutive years. Independent directors are no longer liable to retire by rotation.

As per the explanation provided under Section 149 of the Act, any tenure of an independent director on the date of commencement of this Section i.e. April 1, 2014 shall not be counted as a term. The tenure of every independent director to compute the period of first five consecutive years would be reckoned afresh from April 1, 2014.

The Banking Regulation Act, 1949 (BR Act) specifies that no director other than Chairman or wholetime Director shall hold office continuously for a period exceeding eight years. The CA2013 also provides that in respect of banking companies, the provisions of the Act shall apply except in so far as the said provisions are inconsistent with the provisions of the BR Act.



"We continue to innovate to cater to the evolving preferences of Indian consumers and deliver a safe, convenient and rewarding banking experience. Our *Khayaal Aapka* philosophy of empowering customers using technology continues to delight them. This year we introduced Tab Banking, Facebook Banking and next generation internet banking and scaled up our 24x7 Touch Banking branches and MySavings Rewards programme. We continue to use technology as a differentiator to create an ecosystem delivering products and services to millions of customers in rural India."

RAJIV SABHARWAL
Executive Director

K. V. Kamath, Chairman, has a fixed term approved by Members and RBI. Members at the AGM held on June 24, 2013 have approved the re-appointment of K. V. Kamath for a period of five years effective May 1, 2014 upto April 30, 2019 and RBI has approved his re-appointment for a period of three years effective May 1, 2014 upto April 30, 2017.

Of the remaining independent directors, Dileep Choksi and V. K. Sharma have a residual tenure of more than five years out of their total eight year tenure. Dileep Choksi's tenure as per CA2013 would be upto March 31, 2019 and he would be eligible for re-appointment upto April 25, 2021, which is the balance period permitted under BR Act. Appointment of V. K. Sharma is proposed in the Notice of the current AGM *vide* item no. 7 for a period of five years upto March 31, 2019, after which he would be eligible for re-appointment upto March 5, 2022.

The other independent directors whose residual tenure under the BR Act is less than five years viz, M. S. Ramachandran, Homi Khusrokhan, V. Sridar and Tushaar Shah will continue to hold office as independent Director till the expiry of their tenure under the BR Act, 1949. In terms of Section 152 of the CA2013, K. Ramkumar would retire by rotation at the forthcoming AGM and is eligible for re-appointment. K. Ramkumar has offered himself for re-appointment.

Re-appointments/Approvals for Executive Directors

The Members of the Company at the AGM held on June 24, 2013 approved the re-appointments of Chanda Kochhar as Managing Director & CEO, N. S. Kannan as Executive Director (designated as Executive Director & CFO) and K. Ramkumar as Executive Director of the Bank for a period of five years upto March 31, 2019; April 30, 2019; and January 31, 2019 respectively. K. Ramkumar who retires by rotation at the forthcoming AGM has offered himself for re-appointment.

RBI has approved the re-appointments of Chanda Kochhar as Managing Director & CEO and N. S. Kannan as Executive Director for a period of three years effective May 1, 2014 upto April 30, 2017. RBI also approved the re-appointment of K. Ramkumar as Executive Director for a period of three years effective February 1, 2014 upto January 31, 2017.

The Board at its Meeting held on October 25, 2013 approved the change in designation of N. S. Kannan to Executive Director. The Board at the same Meeting designated Rakesh Jha, Deputy Chief Financial Officer as the Chief Financial Officer. He continues to report to N. S. Kannan.

The Board at its Meeting held on April 25, 2014 (based on the recommendations of the Board Governance, Remuneration & Nomination Committee) approved the re-appointment of Rajiv Sabharwal subject to the approval of Members and RBI on the expiry of his current term on June 23, 2015 for a further period of five years effective June 24, 2015 upto June 23, 2020. The resolution for re-appointment is proposed to the Members in the Notice of the current AGM *vide* item no. 8 and the explanatory statement includes the duration and terms of re-appointment. You are requested to consider the re-appointment of Rajiv Sabharwal.

Flexible online savings like never before


iWish

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AUDITORS

The auditors, S. R. Batliboi & Co. LLP, Chartered Accountants, will retire at the ensuing AGM and will also complete their tenure of four years as prescribed by RBI. As recommended by the Audit Committee, the Board has proposed the appointment of B S R & Co. LLP, Chartered Accountants as statutory auditors. Their appointment has been approved by RBI *vide* its letter dated April 21, 2014. The appointment of the auditors is proposed to the Members in the Notice of the current AGM *vide* item no. 5 for a period of four years commencing from the current AGM till the conclusion of the twenty fourth AGM subject to the annual approval of RBI and ratification by the Members every year. You are requested to consider their appointment.

PERSONNEL

The statement containing particulars of employees as required under Section 217(2A) of the Companies Act, 1956 (Act) and the rules hereunder is given in an Annexure and forms part of this report. In terms of Section 219(1)(b)(iv) of the Act, the Report and Accounts are being sent to the Members excluding the aforesaid Annexure. Any Member interested in obtaining a copy of the Annexure may write to the Company Secretary at the Registered Office of the Bank.

BUSINESS RESPONSIBILITY REPORTING

Business Responsibility (BR) Report as mandated by Securities and Exchange Board of India (SEBI) *vide* its Circular dated August 13, 2012 has been hosted on the website of the Bank http://www.icicibank.com/aboutus/annual.html. Any Member interested in obtaining a physical copy of the same may write to the Company Secretary at the Registered Office of the Bank.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees have been constituted to facilitate focused oversight of various risks, as follows:

- The Risk Committee of the Board reviews risk management policies of the Bank pertaining to credit, market, liquidity, operational, outsourcing and reputation risks and business continuity management. The Committee also reviews the risk management framework with respect to Enterprise Risk Management and risk appetite, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a wide range of Bank-specific and market (systemic) scenarios. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries and material non-banking subsidiaries. The Committee reviews migration to the advanced approaches under Basel II and implementation of Basel III, risk return profile of the Bank, outsourcing activities, compliance with RBI guidelines pertaining to credit, market and operational risk management systems and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit, market, liquidity, operational, compliance, group, management and capital at risk as part of risk profile templates. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Risk Committee also reviews the Liquidity Contingency Plan (LCP) for the Bank and the threshold limits.

- Apart from sanctioning credit proposals, the Credit Committee of the Board reviews developments in key industrial sectors and the Bank's exposure to these sectors as well as to large borrower accounts and borrower groups. The Credit Committee also reviews the major credit portfolios, non-performing loans, accounts under watch, overdues and incremental sanctions.
- The Audit Committee of the Board provides direction to and monitors the quality of the internal audit function and also monitors compliance with inspection and audit reports of RBI, other regulators and statutory auditors.
- The Asset Liability Management Committee is responsible for managing liquidity and interest rate risk and reviewing the asset-liability position of the Bank.

Summaries of reviews conducted by these Committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The Bank has dedicated groups, viz., the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group and Operational Risk Management Group. These groups are completely independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank's risk management policies and methodologies. The internal audit and compliance groups are responsible to the Audit Committee of the Board.

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees, which at March 31, 2014 comprised majority of independent Directors and was chaired by independent Directors, to oversee critical areas.

I. Philosophy of Corporate Governance

ICICI Bank's corporate governance philosophy encompasses regulatory and legal requirements, such as the terms of listing agreements with stock exchanges which aims at a high level of business ethics, effective supervision and enhancement of value for all stakeholders. The corporate governance framework adopted by the Bank already encompasses a significant portion of the recommendations contained in the 'Corporate Governance Voluntary Guidelines 2009' issued by the Ministry of Corporate Affairs, Government of India.

Whistle Blower Policy

ICICI Bank has formulated a Whistle Blower Policy. The policy comprehensively provides an opportunity for any employee/Director of the Bank to raise any issue concerning breaches of law, accounting policies or any act resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The policy has been periodically communicated to the employees and also posted on the Bank's intranet. The Whistle Blower Policy complies with the requirements of Vigil mechanism as stipulated under Section 177 of the Companies Act, 2013. The details of establishment of the Whistle Blower Policy/ Vigil mechanism have been disclosed on the website of the Bank.

ICICI Bank Code of Conduct for Prevention of Insider Trading

In accordance with the requirements of the Securities and Exchange Board of India (SEBI) (Prohibition of Insider Trading) Regulations,1992, ICICI Bank has instituted a comprehensive code of conduct for prevention of insider trading.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank (www.icicibank.com). Pursuant to Clause 49 of the Listing Agreement, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report.

CEO/CFO Certification

In terms of Clause 49 of the Listing Agreement, the certification by the Managing Director & CEO and Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Covering letter of annual audit report to be filed with stock exchanges

In terms of Clause 31(a) of the Listing Agreement, the covering letter of the annual audit report to be filed with the stock exchanges (Form A) duly signed by the Managing Director & CEO, Chief Financial Officer, Auditors of the company and Chairman of the Audit Committee would be filed with the stock exchanges along with the copies of the Annual Reports.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 2013 (CA2013/Act) and listing agreements entered into with stock exchanges, and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted ten committees, viz., Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Share Transfer & Shareholders'/Investors' Grievance Committee (renamed as Stakeholders Relationship Committee with effect from April 25, 2014) and Committee of Executive Directors. At March 31, 2014, these Board Committees other than the Committee of Executive Directors comprised majority of independent Directors and were chaired by independent Directors.

At March 31, 2014, the Board of Directors consisted of 12 members. There were six Meetings of the Board during fiscal 2014 - on April 26, July 31, September 11 and October 25 in 2013 and January 29 and March 6-7 in 2014. The names of the Directors, their attendance at Board Meetings during the year, attendance at the last AGM and the number of other directorships and board committee memberships held by them at March 31, 2014 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (June 24, 2013)	Number of other directorships		Number of other committee[3] memberships
			Of Indian public limited companies[1]	Of other companies[2]	
Independent Directors					
K. V. Kamath, Chairman (DIN: 00043501)	6/6	Present	1	1	1
Dileep Choksi *(w.e.f. April 26, 2013)* (DIN: 00016322)	6/6	Present	8	2	7(3)
Sridar Iyengar *(upto April 29, 2013)* (DIN: 00278512)	1/1	N.A	5	6	4(2)
Homi Khusrokhan (DIN: 00005085)	5/6	Present	4	2	4(3)
Arvind Kumar[(a)] (DIN: 03567738)	4/6	Absent	2	—	—
Swati Piramal *(upto February 26, 2014)* (DIN: 00067125)	4/5	Absent	4	16	—
M. S. Ramachandran (DIN: 00943629)	6/6	Present	4	2	1
Tushaar Shah (DIN: 03055738)	6/6	Present	—	—	—
V. K. Sharma *(w.e.f. March 6, 2014)* (DIN : 02449088)	1/1	N.A	3	2	—
V. Sridar (DIN: 02241339)	6/6	Present	8	1	7(4)
Wholetime Directors					
Chanda Kochhar (DIN: 00043617)	6/6	Present	4	3	—
N. S. Kannan (DIN: 00066009)	6/6	Present	4	3	1
K. Ramkumar (DIN: 00244711)	6/6	Present	2	—	1
Rajiv Sabharwal (DIN: 00057333)	6/6	Present	2	—	—

(a) Nominee of Government of India. Classified as independent Director upto March 31, 2014.

1. Comprises public limited companies incorporated in India.
2. Comprises private limited companies incorporated in India, foreign companies and insurance corporations but excludes Section 25 companies and not for profit foreign companies.
3. Comprises only Audit Committee and Shareholders'/Investors' Grievance Committee of Indian public limited companies. Figures in parentheses indicate committee chairpersonships.

In terms of Clause 49 of the Listing Agreement, the number of Committees (Audit Committee and Shareholders'/Investors' Grievance Committee) of public limited companies in which a Director is a member/chairman were within the limits provided under Clause 49, for all the Directors of the Bank.

The terms of reference of the ten Board Committees as mentioned earlier, their composition and attendance of the respective Members at the various Committee Meetings held during fiscal 2014 are set out below. The Board at its Meeting held on April 25, 2014 amended the terms of reference of the Audit Committee, constitution as well as terms of reference of Board Governance, Remuneration & Nomination Committee, terms of reference of Corporate Social Responsibility Committee, change in nomenclature and terms of reference of Share Transfer & Shareholders'/Investors' Grievance Committee (renamed as Stakeholders Relationship Committee) to align the requirements prescribed for these Committees with the provisions of the CA2013. The details set out below reflect the above approvals.

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditor's report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment, terms of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review and monitor with the management the auditor's independence, performance and effectiveness of audit process, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems, scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the CFO (i.e., the wholetime Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

At March 31, 2014, the Audit Committee comprised four independent Directors and was chaired by Homi Khusrokhan, an independent Director. There were six Meetings of the Committee during the year.

The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman (Alternate Chairman upto April 29, 2013 and Chairman w.e.f. April 30, 2013)*	6/6
Sridar Iyengar, *Chairman (upto April 29, 2013)*	1/1
Dileep Choksi, *Alternate Chairman (w.e.f. April 30, 2013)*	5/5
M. S. Ramachandran	6/6
V. Sridar	6/6

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include identification of persons qualified to become directors and who may be appointed in senior management and recommendation of their appointments and removal to the Board, evaluation of the performance of the Managing Director & CEO and wholetime Directors on pre-determined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, recommendation to the Board of a policy relating to the remuneration for the Directors, key managerial personnel and other employees, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and wholetime Directors of ICICI Bank and its subsidiary companies and formulation of the criteria for determining qualifications, positive attributes and independence of a Director.

Composition

At March 31, 2014, the Board Governance, Remuneration & Nomination Committee comprised three independent Directors and was chaired by K. V. Kamath, an independent Director. There were five Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman (Chairman w.e.f. April 30, 2013 upto April 25, 2014)*	5/5
Sridar Iyengar *(Chairman upto April 29, 2013)*	1/1
Homi Khusrokhan	3/5
M. S. Ramachandran *(w.e.f. April 30, 2013)*	4/4

The Board of Directors at its Meeting held on April 25, 2014 re-constituted the Board Governance Remuneration & Nomination Committee pursuant to which Homi Khusrokhan was appointed as Chairman of the Committee in place of K. V. Kamath effective close of business hours on April 25, 2014.

Remuneration policy

The Board Governance, Remuneration & Nomination Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid to wholetime Directors for fiscal 2014.

	Details of Remuneration (₹)			
	Chanda Kochhar	N. S. Kannan	K. Ramkumar	Rajiv Sabharwal
Basic	17,536,440	11,585,160	11,585,160	10,950,360
Performance bonus for fiscal 2014[1]	15,516,081	10,400,859	10,400,859	9,928,989
Allowances and perquisites[2]	15,664,964	9,295,393	11,415,004	8,742,629
Contribution to provident fund	2,104,373	1,390,219	1,390,219	1,314,043
Contribution to superannuation fund	—	1,737,774	1,737,774	1,642,554
Contribution to gratuity fund	1,460,785	965,044	965,044	912,165
Stock options (Numbers)				
Fiscal 2014[1]	290,000	145,000	145,000	145,000
Fiscal 2013	250,000	125,000	125,000	125,000
Fiscal 2012	210,000	105,000	105,000	105,000

1. Subject to RBI approval. Bonus will be deferred in line with RBI's guidelines on compensation with only 60% of the bonus paid on approval and the balance deferred equally over three years.
2. Allowances and perquisites exclude valuation of the employee stock options exercised during fiscal 2014 as it does not constitute remuneration for the purposes of Companies Act, 1956.

Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

The Members at the AGM held on June 24, 2013 approved the minimum and maximum ranges for remuneration as well as supplementary allowance for the Executive Directors. In terms of the said approvals, the monthly basic salary for Chanda Kochhar, Managing Director & CEO would be within the range of ₹ 1,350,000 – ₹ 2,600,000, N. S. Kannan and K. Ramkumar, Executive Directors would be within the range of ₹ 950,000 – ₹ 1,700,000 and Rajiv Sabharwal, Executive Director would be within the range of ₹ 900,000 – ₹ 1,600,000 effective April 1, 2013. The monthly supplementary allowances for the Managing Director & CEO, would be within the range of ₹ 1,000,000 – ₹ 1,800,000, for N. S. Kannan and K. Ramkumar, Executive Directors would be within the range of ₹ 675,000 - ₹ 1,225,000 and for Rajiv Sabharwal, Executive Director would be within the range of ₹ 650,000 - ₹ 1,200,000. The Board would determine the actual remuneration/supplementary allowance payable within the above ranges from time to time subject to the approval of RBI.

As provided under Article 132 of the Articles of Association of the Bank, the fees payable to a non-executive Director (other than to the nominee of Government of India) for attending a Meeting of the Board or Committee thereof are decided by the Board of Directors from time to time within the limits prescribed by the Companies Act, 1956 or the Central Government. The Board of Directors had approved the payment of ₹ 20,000 as sitting fees for each Meeting of Board or Committee attended. Pursuant to the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 notified by MCA effective April 1, 2014, sitting fee not exceeding ₹ 100,000 for each Meeting of the Board or Committee may be paid to a director with the approval of the Board. The Board at its Meeting held on April 25, 2014 approved a revision in sitting fee of ₹ 100,000 for each Meeting of the Board. There is no change in the sitting fee payable for Committee meetings attended by the Directors.

The Board of Directors had at its Meeting held on December 19, 2008, approved payment of remuneration of ₹ 2,000,000 per annum to K. V. Kamath plus payment of sitting fees, maintaining a Chairman's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/ other expenses and allowances for attending to his duties as Chairman of the Bank. The Members of the Company *vide* Resolution passed by way of postal ballot the result of which was declared on February 13, 2009 had approved the above payment of remuneration for a period of five years from May 1, 2009. RBI and the Central Government have *vide* their letters dated March 12, 2009 and January 8, 2010 respectively approved the payment of the above remuneration. RBI while approving the re-appointment of Chairman for a further period of two years from May 1, 2012 upto April 30, 2014 has confirmed the terms and conditions of re-appointment which includes the above payment. In line with the above approvals K. V. Kamath was paid a remuneration of ₹ 2,000,000 per annum for fiscal 2014.

The Members at the AGM held on June 24, 2013 approved a revision in the remuneration payable to K. V. Kamath. In terms of the revised remuneration, K. V. Kamath is entitled to be paid a remuneration of upto ₹ 5,000,000 per annum. This remuneration limit will be effective May 1, 2014 upto April 30, 2019, being the period for which the shareholders re-appointed K. V. Kamath as Chairman. Within this range, the Board will approve the remuneration payable to K. V. Kamath from time to time subject to approval of RBI. The Board at its Meeting held on October 25, 2013 approved a remuneration of ₹ 3,000,000 per annum effective May 1, 2014. RBI *vide* its letter dated March 25, 2014 while approving the re-appointment of the Chairman for the period May 1, 2014 upto April 30, 2017 has also approved the above remuneration of ₹ 3,000,000 per annum.

Information on the total sitting fees paid to each non-executive Director during fiscal 2014 for attending Meetings of the Board and its Committees is set out in the following table:

Name of Director	Amount (₹)
K. V. Kamath	1,080,000
Dileep Choksi	440,000
Sridar Iyengar	80,000
Homi Khusrokhan	940,000
Swati Piramal	80,000
M. S. Ramachandran	840,000
Tushaar Shah	140,000
V. K. Sharma	20,000
V. Sridar	760,000
Total	**4,380,000**

The details of shares and convertible instruments of the Bank, held by the non-executive Directors as on March 31, 2014 are set out in the following table:

Name of Director	Instrument	No. of shares held
K. V. Kamath	Equity	540,000
Dileep Choksi	Equity	500
Homi Khusrokhan	Equity	700[1]
Arvind Kumar	—	—
M. S. Ramachandran	Equity	200
Tushaar Shah	—	—
V. K. Sharma	—	—
V. Sridar	—	—

1. 700 shares held jointly with relatives.

RBI *vide* its Circular DBOD No. BC. 72/29.67.001/2011-12 dated January 13, 2012 has issued guidelines on "Compensation of Wholetime Directors/Chief Executive Officers/Risk takers and Control function staff etc." for implementation by private sector banks and foreign banks from the financial year 2012-13. In terms of the requirement of the said circular the Bank adopted a Compensation Policy as required by RBI in January 2012. The said circular also requires the Bank to make following disclosures on remuneration on an annual basis in their Annual Report:

COMPENSATION POLICY AND PRACTICES

(A) Qualitative disclosures

a) Information relating to the composition and mandate of the Remuneration Committee

The Board Governance, Remuneration & Nomination Committee (BGRNC) at March 31, 2014 comprised three independent Directors. The functions of the Committee include recommendation of appointments of Directors to the Board, evaluation of the performance of the Whole Time Directors (WTDs) (including the Managing Director & CEO) on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to WTDs, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme (ESOS) and recommendation of grant of the Bank's stock options to employees and WTDs of the Bank and its subsidiary companies.

b) Information relating to design and structure of remuneration processes and the key features and objectives of remuneration policy

The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy approved by the Board on January 31, 2012, pursuant to the guidelines issued by RBI.

The key elements of the Bank's compensation practices are:

- Effective governance of compensation: The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for WTDs and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board.

The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for WTDs and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for WTDs and equivalent positions and bonus for employees.

- Alignment of compensation philosophy with prudent risk taking: The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

c) Description of the ways in which current and future risks are taken into account in the remuneration processes including the nature and type of the key measures used to take account of these risks

The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of WTDs & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation related recommendations to the Board.

d) Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The level of performance bonus, increments in salary and allowances and grant of stock options are determined based on the assessment of performance as described above.

e) Discussion of the Bank's policy on deferral and vesting of variable remuneration and the Bank's policy and criteria for adjusting deferred remuneration before vesting and after vesting

The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence or breach of integrity. In such cases, variable pay already paid out is also subject to clawback arrangements.

f) Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms

The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank also pays variable pay to sales officers and relationship managers in wealth management roles while ensuring that such pay-outs are in accordance with the requirement of RBI from time to time. The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and Presidents.

₹ in million, except numbers

Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Number of meetings held by the BGRNC	5	3
Remuneration paid to its members (sitting fees)	0.3	0.2
Number of employees having received a variable remuneration award	6	7
Number and total amount of sign-on awards made	Nil	Nil
Details of guaranteed bonus paid as joining/sign on bonus	Nil	Nil
Details of severance pay, in addition to accrued benefits	Nil	Nil
Total amount of outstanding deferred remuneration		
Cash	72.5	54.7
Shares	Nil	Nil
Shares-linked instruments (nos.)	2,796,500	2,533,000[1]
Other forms	Nil	Nil
Total amount of deferred remuneration paid out	8.3	Nil
Break-down of amount of remuneration awards		
Fixed[2]	150.1	133.8
Variable[3]	65.3	74.6
Deferred[4]	26.1	29.9
Non-deferred	39.2	44.8
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments at March 31	72.5	54.7
Total amount of reductions due to ex-post explicit adjustments	Nil	Nil
Total amount of reductions due to ex-post implicit adjustments	Nil	Nil

1. Pursuant to grant of options under ESOS. Of these options, 75,000 options granted to a President who retired subsequently, vested fully on April 27, 2013.
2. Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.
3. Variable pay for the year ended March 31, 2014 was awarded in the month of April 2014 and is subject to approval from RBI.
4. In line with the Bank's compensation policy, the stipulated percentage of performance bonus is deferred.

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility (CSR) initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the

Board of a CSR Policy indicating the activities to be undertaken by the company and recommendation of the amount of the expenditure to be incurred on such activities, review and recommend the annual CSR plan to the Board, making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group, monitor the CSR activities, implementation and compliance with the CSR Policy and to review and implement, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

Composition

At March 31, 2014, the Corporate Social Responsibility Committee comprised four Directors including three independent Directors and the Managing Director & CEO and was chaired by M. S. Ramachandran, an independent Director. Two Meetings of the Committee were held during fiscal 2014. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M. S. Ramachandran, *Chairman*	2/2
Arvind Kumar	0/2
Tushaar Shah	1/2
Chanda Kochhar	2/2

V. Credit Committee

Terms of Reference

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

At March 31, 2014, the Credit Committee comprised four Directors including three independent Directors and the Managing Director & CEO and was chaired by K. V. Kamath, an independent Director. There were twenty-one Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	21/21
Homi Khusrokhan[1]	16/21
M. S. Ramachandran	19/21
Chanda Kochhar	21/21

1. Participated in one Meeting through tele-conference.

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

At March 31, 2014, the Customer Service Committee comprised four Directors including three independent Directors and the Managing Director & CEO and was chaired by K. V. Kamath, an independent Director.

There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman (upto April 25, 2014)*	6/6
M. S. Ramachandran	5/6
V. Sridar	6/6
Chanda Kochhar	6/6

The Board of Directors at its Meeting held on April 25, 2014 re-constituted the Customer Service Committee pursuant to which M. S. Ramachandran was appointed as Chairman of the Committee in place of K. V. Kamath effective close of business hours on April 25, 2014.

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The Committee is also empowered to identify the reasons for delay in detection, if any, and report to top management of the Bank and RBI on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Composition

At March 31, 2014, the Fraud Monitoring Committee comprised seven Directors including five independent Directors and the Managing Director & CEO and was chaired by V. Sridar, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
V. Sridar, *Chairman*	6/6
Dileep Choksi *(w.e.f. April 30, 2013)*	6/6
K. V. Kamath	6/6
Homi Khusrokhan	5/6
Arvind Kumar	0/6
Chanda Kochhar	6/6
Rajiv Sabharwal	6/6

VIII. Information Technology Strategy Committee

Terms of Reference

The Committee is empowered to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at a Bank-level and ascertain if the management has resources to ensure the proper management of IT risks and review contribution of IT to businesses.

Composition

At March 31, 2014, the IT Strategy Committee comprised four Directors including three independent Directors and the Managing Director & CEO and was chaired by Homi Khusrokhan, an independent Director. Four Meetings of the Committee were held during fiscal 2014. The details of the composition of the Committee and attendance at its Meetings is set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	4/4
Sridar Iyengar *(upto April 29, 2013)*	N.A.
K. V. Kamath	4/4
V. Sridar *(w.e.f April 30, 2013)*	4/4
Chanda Kochhar	4/4

IX. Risk Committee

Terms of Reference

The Committee is empowered to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity and disaster recovery plan. The Committee is also empowered to review the Enterprise Risk Management framework of the Bank, risk appetite, stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and framework for capital allocation. The Committee is empowered to review the status of Basel II and Basel III implementation, risk return profile of the Bank, outsourcing activities, compliance with RBI guidelines pertaining to credit, market and operational risk management systems and the activities of Asset Liability Management Committee. The Committee also reviews the risk profile template and key risk indicators pertaining to various risks. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

Composition

At March 31, 2014, the Risk Committee comprised six Directors including five independent Directors and the Managing Director & CEO and was chaired by K. V. Kamath, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	6/6
Dileep Choksi *(w.e.f April 30, 2013)*	5/5
Sridar Iyengar *(upto April 29, 2013)*	1/1
Homi Khusrokhan *(w.e.f April 30, 2013)*	4/5
Arvind Kumar	1/6
V. Sridar	6/6
Chanda Kochhar	6/6

X. Share Transfer & Shareholders'/Investors' Grievance Committee (Nomenclature changed to Stakeholders Relationship Committee effective April 25, 2014)

Terms of Reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, review redressal and resolution of grievances of shareholders, debenture holders and other security holders, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition

At March 31, 2014, the Share Transfer & Shareholders'/Investors' Grievance Committee comprised three Directors including two independent Directors and was chaired by Homi Khusrokhan, an independent Director. There were four Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	4/4
V. Sridar	4/4
N. S. Kannan	4/4

Section 178 of the Companies Act, 2013 mandates the constitution of a Stakeholders Relationship Committee for companies which have more than one thousand shareholders, debenture holders, deposit holders and any other security holders at any time during a financial year. The revised Clause 49 of the Listing Agreement which would be effective October 1, 2014 has also replicated these provisions and prescribed constitution of a Stakeholders Relationship Committee to specifically look into the redressal of grievances of shareholders, debenture holders and other security holders. In line with the requirement, the Board of Directors at its Meeting held on April 25, 2014 renamed the Share Transfer & Shareholders'/ Investors' Grievance Committee as Stakeholders Relationship Committee, effective April 25, 2014.

P. Sanker, Senior General Manger (Legal) is the Company Secretary of the Bank and Compliance Officer for the purpose of listing agreement with stock exchanges. 92 shareholder complaints received in fiscal 2014 were processed. At March 31, 2014, no complaints were pending.

Forfeiture of shares

Pursuant to the authority granted by the Board to the Committee and the forfeiture approach as outlined in the forfeiture notice dated July 29, 2013 sent to shareholders, out of 225,389 equity shares on which calls were in arrears, the Committee at its Meeting held on January 28, 2014 approved the forfeiture of 154,486 equity shares and the transfer of remaining 70,903 equity shares from the partly paid to the fully paid category. The 154,486 equity shares includes 7,388 shares pertaining to Escrow cases.

XI. Committee of Executive Directors

Terms of reference

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per authorisation approved by the Board, approvals of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, program lending within each business segment and asset or liability category, including permissible deviations and delegation of the above function(s) to any committee or individual. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowings and treasury operations as approved by the Board, empowers officials of the Bank and its group companies through execution of Power of Attorney, if required under the Common Seal of the Bank, and further exercises powers in relation to premises and property-related matters.

Composition

At March 31, 2014, the Committee of Executive Directors currently comprised all four Executive Directors and was chaired by Chanda Kochhar, Managing Director & CEO. The other Members are N. S. Kannan, K. Ramkumar and Rajiv Sabharwal.

XII. Other Committees

In addition to the above, the Board has from time to time constituted various committees, viz., Asset Liability Management Committee, Committee for Identification of Wilful Defaulters, Grievance Redressal Committee for borrowers identified as Wilful Defaulters, Committee of Senior Management (comprising certain wholetime Directors and executives) and Committee of Executives, Compliance Committee, Product & Process Approval Committee, Regional Committees for India and overseas operations, Outsourcing Committee, Operational Risk Management Committee and other Committees (all comprising executives). These committees are responsible for specific operational areas like asset liability management, approval of credit proposals, approval of products and processes and management of operational risk, under authorisation/supervision of the Board and its Committees.

XIII. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Seventeenth AGM	Monday, June 27, 2011	1.30 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390002
Eighteenth AGM	Monday, June 25, 2012	12.15 p.m.	
Nineteenth AGM	Monday, June 24, 2013	1.15 p.m.	Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390020

The details of the Special Resolutions passed in the General Meetings held in the previous three years are given below:

General Body Meeting	Day, Date	Resolution
Annual General Meeting	Monday, June 25, 2012	Enhancement of limit for Employee Stock Options to ten percent of aggregate of the number of issued equity shares of the Bank and consequent approval to create, offer, issue and allot equity shares under Employee Stock Option Scheme to: • permanent employees and Directors of the Bank • permanent employees and Directors of the subsidiaries of the Bank

Postal Ballot

At present, no special resolution is proposed to be passed through postal ballot. No resolution was passed through postal ballot during fiscal 2014.

XIV. Disclosures

1. There are no materially significant transactions with related parties i.e. directors, management, subsidiaries or relatives conflicting with the Bank's interests. The Bank has no promoter.
2. Penalties or strictures imposed on the Bank by any of the stock exchanges, the Securities & Exchange Board of India (SEBI) or any other statutory authority, for any non-compliance on any matter relating to capital markets, during the last three years are detailed hereunder:

- No penalties or strictures have been imposed on the Bank by any of the stock exchanges or SEBI for any non-compliance on any matter relating to capital markets during the last three years.
- RBI, *vide* letter dated April 26, 2011, has imposed a penalty of ₹ 1.5 million on the Bank along with 18 other banks for violation of the guidelines on derivatives and extant instructions thereunder.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

XV. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the National Stock Exchange of India Limited (NSE), the Bombay Stock Exchange Limited (BSE), New York Stock Exchange (NYSE), Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange AG from time to time.

The financial and other information filed by the Bank from time to time is also available on the Corporate Filing and Dissemination System maintained by BSE and NSE and can be accessed on the URL www.corpfiling.co.in. NSE has introduced a NSE Electronic Application Processing (NEAP) System and as intimated by NSE from time to time, various compliances as required/prescribed under the Listing Agreement executed with the Stock Exchanges are also filed through this system in addition to dissemination of information by email or fax.

ICICI Bank's quarterly financial results are published either in the Financial Express (Mumbai, Pune, Ahmedabad, New Delhi, Lucknow, Chandigarh, Kolkata, Chennai, Bengaluru, Hyderabad and Kochi editions) or the Business Standard (Ahmedabad, Bengaluru, Bhubaneshwar, Chandigarh, Chennai, Hyderabad, Kochi, Kolkata, Lucknow, Mumbai, New Delhi and Pune editions), and Vadodara Samachar (Vadodara). The financial results, official news releases, analyst call transcripts and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

General Body Meeting	Day, Date & Time	Venue
Twentieth AGM	Monday, June 30, 2014 1.00 p.m.	Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020

Financial Calendar	:	April 1 to March 31
Book Closure	:	June 7, 2014 to June 30, 2014
Dividend Payment Date	:	July 1, 2014

Listing of equity shares/ADSs on Stock Exchanges (with stock code)

Stock Exchange	Code for ICICI Bank
Bombay Stock Exchange Limited (BSE) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (NSE) Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005, United States of America	IBN

1. FII segment of BSE.
2. Each ADS of ICICI Bank represents two underlying equity shares.

ICICI Bank has paid annual listing fees on its capital for the relevant periods to BSE and NSE where its equity shares are listed and NYSE where its ADSs are listed.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2014 on BSE and NSE are set out in the following table:

Month	BSE			NSE			Total Volume on BSE and NSE
	High ₹	Low ₹	Volume	High ₹	Low ₹	Volume	
April 2013	1,177.45	988.80	6,590,399	1,177.35	989.10	76,903,265	83,493,664
May 2013	1,232.75	1,130.00	5,673,588	1,231.95	1,129.95	60,264,520	65,938,108
June 2013	1,153.60	1,026.85	6,075,378	1,154.60	1,026.15	69,378,157	75,453,535
July 2013	1,079.20	909.30	10,346,276	1,079.10	909.05	90,938,878	101,285,154
August 2013	913.00	796.65	11,296,325	914.20	796.35	129,370,417	140,666,742
September 2013	1,036.90	783.85	9,992,373	1,036.25	783.55	99,871,309	109,863,682
October 2013	1,121.05	911.00	8,869,584	1,120.95	910.75	80,805,195	89,674,779
November 2013	1,133.40	1,012.45	6,138,011	1,133.45	1,012.75	60,367,494	66,505,505
December 2013	1,201.75	1,063.70	7,614,149	1,201.70	1,063.50	69,297,864	76,912,013
January 2014	1,097.40	974.75	6,866,815	1,097.70	974.55	68,672,322	75,539,137
February 2014	1,043.70	957.60	3,670,852	1,043.85	958.05	52,489,809	56,160,661
March 2014	1,259.50	1,029.65	6,796,516	1,259.20	1,029.80	83,711,410	90,507,926
Fiscal 2014	**1,259.50**	**783.85**	**89,930,266**	**1,259.20**	**783.55**	**942,070,640**	**1,032,000,906**

The reported high and low closing prices and volume of ADRs of ICICI Bank traded during fiscal 2014 on the NYSE are given below:

Month	High (US$)	Low (US$)	Number of ADS traded
April 2013	46.82	38.98	28,637,583
May 2013	48.39	44.97	23,686,068
June 2013	44.25	37.29	28,055,271
July 2013	38.96	32.78	38,141,355
August 2013	33.06	25.46	59,910,272
September 2013	34.77	25.49	69,644,944
October 2013	37.32	30.50	43,464,001
November 2013	37.53	32.92	28,552,637
December 2013	40.48	34.80	43,846,029
January 2014	36.78	32.00	27,842,240
February 2014	35.68	30.98	26,942,572
March 2014	43.96	35.40	45,584,945
Fiscal 2014	**48.39**	**25.46**	**464,307,917**

The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex), BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2013 to March 31, 2014 is given in the following chart:


130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
Apr - 13
May - 13
Jun - 13
Jul - 13
Aug - 13
Sep - 13
Oct - 13
Nov - 13
Dec - 13
Jan - 14
Feb - 14
Mar - 14
Sensex
Bankex
NYSE Financial Index
ICICI Bank

Share Transfer System

ICICI Bank's investor services are handled by 3i Infotech Limited (3i Infotech). 3i Infotech is a SEBI registered Category I - Registrar to an Issue & Share Transfer (R&T) Agent. 3i Infotech is an information technology company and in addition to R&T services, provides a wide range of technology & technology-enabled products and services.

ICICI Bank's equity shares are traded mainly in dematerialised form. During the year, 384,448 equity shares involving 4,351 certificates were dematerialised. At March 31, 2014, 99.37% of paid-up equity share capital (including equity shares represented by ADS constituting 29.16% of the paid-up equity share capital) are held in dematerialised form.

Physical share transfer requests are processed and the share certificates are returned normally within a period of seven days from the date of receipt, if the documents are correct, valid and complete in all respects.

The number of equity shares of ICICI Bank transferred during the last three years (excluding electronic transfer of shares in dematerialised form) is given below:

	Fiscal 2012	Fiscal 2013	Fiscal 2014
Number of transfer deeds	1,392	1,144	1,014
Number of shares transferred	86,423	89,962	77,655

As required under Clause 47(c) of the listing agreements entered into by ICICI Bank with stock exchanges, a certificate is obtained every six months from a practising Company Secretary that all transfers have been completed within the stipulated time. The certificates are forwarded to BSE and NSE.

In terms of SEBI's circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, as amended *vide* circular no. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, *inter alia*, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Certificates issued in this regard are placed before the Stakeholders Relationship Committee and forwarded to BSE and NSE, where the equity shares of ICICI Bank are listed.

Physical Share Disposal Scheme

With a view to mitigate the difficulties experienced by physical shareholders in disposing off their shares, ICICI Bank, in the interest of investors holding shares in physical form (upto 50 shares) has instituted a Physical Share Disposal Scheme. The scheme was started in November 2008 and continues to remain open. Interested shareholders may contact the R&T Agent, 3i Infotech Limited for further details.

Registrar and Transfer Agents

The Registrar and Transfer Agent of ICICI Bank is 3i Infotech Limited. Investor services related queries/ requests/complaints may be directed to S. R. Ramesh at the address as under:

3i Infotech Limited

International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703
Maharashtra, India
Tel No. : +91-22-6792 8000
Fax No. : +91-22-6792 8099
E-mail : investor@icicibank.com

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Rakesh Jha/Anindya Banerjee/Rakesh Mookim
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 6114
Fax No. : +91-22-2653 1175
E-mail : ir@icicibank.com

Debenture Trustees

SEBI has *vide* its circular CIR/IMD/CDF/18/2013 dated October 29, 2013 required companies which have listed their debt securities to disclose the name of their debenture trustees with contact details in their annual report. The following are the debenture trustees for the public issue bonds and privately placed bonds of the Bank:

Bank of Maharashtra Limited "LOKMANGAL" 1501, Shivaji Nagar, Pune 411 005	Axis Bank Limited Axis House, Second Floor, Bombay Dyeing Compound Mill, Pandurang Budhkar Marg, Worli, Mumbai 400 025
Axis Trustee Services Limited Axis House, Second Floor, Bombay Dyeing Compound Mill, Pandurang Budhkar Marg, Worli, Mumbai 400 025	IDBI Trusteeship Services Limited Asian Building, Ground Floor, 17, R Kamani Marg, Ballard Estate, Mumbai 400 001

The details are available on the website of the Bank at the link http://www.icicibank.com/Personal-Banking/investments/icici-bank-bonds/index.page

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2014

Shareholder Category	Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	336,713,170	29.16
FIIs, NRIs, Foreign Banks, Foreign Companies, OCBs and Foreign Nationals	463,935,104	40.17
Insurance Companies	178,858,813	15.49
Bodies Corporate (including Government Companies)	30,276,657	2.62
Banks & Financial Institutions	204,411	0.02
Mutual Funds	87,454,868	7.57
Individuals, HUF and Trusts	57,389,746	4.97
Total	**1,154,832,769**	**100.00**

Shareholders of ICICI Bank with more than one percent holding at March 31, 2014

Name of the Shareholder	No. of shares	% to total no. of shares
Deutsche Bank Trust Company Americas (Depository for ADS holders)	336,713,170	29.16
Life Insurance Corporation of India	100,922,566	8.74
Dodge And Cox International Stock Fund	41,574,757	3.60
Europacific Growth Fund	25,857,192	2.24
Carmignac Gestion A\C Carmignac Patrimoine	18,316,883	1.59
Aberdeen Global Indian Equity (Mauritius) Limited	18,080,000	1.57
Merrill Lynch Capital Markets Espana S.A.S.V.	15,033,726	1.30
Centura Investments (Mauritius) Pte Limited	14,212,628	1.23
SBI Life Insurance Company Limited	12,093,402	1.05
Total	**582,804,324**	**50.47**

Distribution of shareholding of ICICI Bank at March 31, 2014

Range - Shares	No. of Folios	%	No. of Shares	%
Upto 1,000	579,386	98.96	41,516,528	3.60
1,001 – 5,000	3,995	0.68	8,104,208	0.70
5,001 – 10,000	554	0.10	4,003,680	0.35
10,001 – 50,000	687	0.12	16,168,047	1.40
50,001 & above	841	0.14	1,085,040,306	93.95
Total	**585,463**	**100.00**	**1,154,832,769**	**100.00**

Disclosure with respect to shares lying in suspense account

Particulars	Shareholders	Shares
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year	568	29,713
Number of shareholders who approached ICICI Bank for transfer of shares from suspense account during the year	19	936
Number of shareholders to whom shares were transferred from suspense account during the year	17	870
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year	551	21,455

Note: 7,388 shares pertaining to Escrow cases were forfeited during the year.

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Outstanding GDRs/ADSs/Warrants or any Convertible Debentures, conversion date and likely impact on equity.

ICICI Bank has 168.36 million ADS (equivalent to 336.71 million equity shares) outstanding, which constituted 29.16% of ICICI Bank's total equity capital at March 31, 2014. Currently, there are no convertible debentures outstanding.

Plant Locations – Not applicable

Address for Correspondence

P. Sanker
Senior General Manager (Legal) & Company Secretary
or
Ranganath Athreya
General Manager & Joint Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 8900
Fax No. : +91-22-2653 1230
E-mail : companysecretary@icicibank.com

The Bank has complied with the mandatory and majority of non-mandatory requirements mentioned in the listing agreement, with respect to corporate governance.

ANALYSIS OF CUSTOMER COMPLAINTS

a) Customer complaints in fiscal 2014

No. of complaints pending at the beginning of the year	2,628
No. of complaints received during the year	92,380
No. of complaints redressed during the year	93,190
No. of complaints pending at the end of the year	1,818

b) Awards passed by the Banking Ombudsman in fiscal 2014

Number of unimplemented awards at the beginning of the year	Nil
Number of awards passed by the Banking Ombudsman during the year	Nil
Number of awards implemented during the year	Nil
Number of unimplemented awards at the end of the year	Nil

Note: The above does not include complaint redressed within 1 working day.

The above disclosure is as per the guideline issued by the RBI *vide* its Circular no. DBOD. BP.BC.49/21.04.018/2013-14 dated September 3, 2013 on "Disclosure of customer complaints and unreconciled balances on account of ATM transactions".

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, S. R. Batliboi & Co. LLP, Chartered Accountants, regarding compliance of conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement.

EMPLOYEE STOCK OPTION SCHEME

In fiscal 2000, ICICI Bank instituted an Employee Stock Option Scheme (ESOS) to enable the employees and Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The ESOS aims at achieving the twin objectives of (i) aligning employee interest to that of the shareholders; and (ii) retention of talent. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. As per the ESOS, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 115.50 million shares at April 25, 2014).

The Bank has upto April 25, 2014 granted 66.39 million stock options from time to time aggregating to 5.75% of the issued equity capital of the Bank at April 25, 2014.

Options granted till March 31, 2004 vested in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of the grant. Options granted after April 1, 2004 through March 31, 2014 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant, other than the following:

- Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant.
- Out of the options, the grant of which was approved by the Board at its Meeting held on October 29, 2010 (for which RBI approval for grant to wholetime Directors was received in January 2011), 50% of the options granted vested on April 30, 2014 and the balance 50% will vest on April 30, 2015.
- Options granted in September 2011 vest in a graded manner over a five year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from end of 24 months from the date of grant.

The Board at its Meeting held on April 25, 2014 approved a grant of approximately 6.55 million options for fiscal 2014 to eligible employees and wholetime Directors of ICICI Group (options granted to wholetime Directors of ICICI Bank being subject to RBI approval). Each option confers on the employee a right to apply for one equity share of face value of ₹ 10 of ICICI Bank at ₹ 1,299.55 which was closing price on the stock exchange which recorded the highest trading volume in ICICI Bank shares on April 23, 2014, the last trading day before the date of the Board Meeting. These options would vest over a three year period, with 30%, 30%, and 40% respectively of the grant vesting in each year commencing from the end of 12 months from the date of grant. Out of the total options granted, for a grant of 50,000, 50% of the options granted would vest on April 30, 2017 and the balance are scheduled to vest on April 30, 2018.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The price of the options granted prior to June 30, 2003 is the closing market price on the stock exchange, which recorded the highest trading volume on the date of grant. The price for options granted on or after June 30, 2003 till July 21, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The price for options granted on or after July 22, 2004 (other than the grants approved by the Board at its Meeting held on October 29, 2010 where the grant price was the average closing price of the ICICI Bank stock on the stock exchange during the six months upto October 28, 2010) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. The above disclosure is in line with the SEBI guidelines, as amended from time to time.

Particulars of options granted by ICICI Bank upto April 25, 2014 are given below:

Options granted till April 25, 2014[1] (excluding options forfeited/lapsed)	66,386,252
Options forfeited/lapsed	11,229,853
Options exercised	31,958,326
Total number of options in force	34,427,926
Options vested	49,356,153
Number of shares allotted pursuant to exercise of options	31,958,326
Extinguishment or modification of options	Nil
Amount realised by exercise of options (₹)	8,411,313,500

1. Includes options granted to wholetime directors of ICICI Bank pending RBI approval.

No employee was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with AS-20 was ₹ 84.65 in fiscal 2014 compared to basic EPS of ₹ 84.99. The Bank recognised a compensation cost of ₹ 20.9 million in fiscal 2014 based on the intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the binomial tree model, compensation cost in fiscal 2014 would have been higher by ₹ 2,359.8 million and proforma profit after tax would have been ₹ 95.74 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been ₹ 82.95 and ₹ 82.62 respectively.

The key assumptions used to estimate the fair value of options granted during fiscal 2014 are given below.

Risk-free interest rate	7.60% to 9.12%
Expected life	6.35 years
Expected volatility	48.70% to 48.96%
Expected dividend yield	1.70% to 1.96%

The weighted average fair value of options granted during fiscal 2014 is ₹ 592.94 (March 31, 2013: ₹ 434.91).

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO, UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956.

The provisions of Section 217(1)(e) of the Companies Act, 1956 relating to conservation of energy and technology absorption do not apply to the Bank. The Bank has, however, used information technology extensively in its operations.

GREEN INITIATIVES IN CORPORATE GOVERNANCE

The Bank has since the last three years in line with the 'Green Initiative' circulars issued by Ministry of Corporate Affairs (MCA) effected electronic delivery of Notice of Annual General Meeting and Annual Report previously to those shareholders whose email ids were registered with the respective Depository Participants and downloaded from the depositories viz. National Securities Depository Limited (NSDL)/ Central Depository Services (India) Limited (CDSL). Securities and Exchange Board of India (SEBI) have also in line with the MCA circulars and as provided in Clause 32 of the Listing Agreement executed with the stock exchanges, permitted listed entities to supply soft copies of full annual reports to all those shareholders who have registered their email addresses for the purpose. The Companies Act, 2013 and the underlying rules also permit the dissemination of financial statements in electronic mode to the shareholders. Your Directors are thankful to the shareholders for actively participating in the green initiative and seek your continued support for implementation of the green initiative.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit of the Bank for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and
4. that they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI, SEBI, IRDA and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation of all the employees, whose outstanding professionalism, commitment and initiative has made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

K. V. Kamath
Chairman

May 20, 2014

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2014.

Chanda Kochhar
Managing Director & CEO

May 20, 2014

Auditor's Certificate on Corporate Governance

To the Members of ICICI Bank Limited

We have examined the compliance of conditions of corporate governance by ICICI Bank Limited ("the Bank") for the year ended on March 31, 2014, as stipulated in Clause 49 of the Listing Agreement of the said Bank with stock exchange(s).

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For S. R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
May 15, 2014

Business Overview

ECONOMIC OUTLOOK

Fiscal 2014 was a challenging year for the Indian economy, with continued moderation in economic growth, persistent inflation, high interest rates and significant volatility in global and domestic financial markets. ICICI Bank calibrated its strategy to the environment, adopting a balanced approach to growth, profitability and risk management. We believe that India continues to have strong drivers for growth over the medium-to-long term, underpinned by its infrastructure and industrial investment potential and demographic advantage. We continue to focus on enhancing our capabilities to capitalise on the growth opportunities arising from the Indian economy and its international linkages.

For a detailed discussion of economic developments in fiscal 2014, please refer "Management's Discussion & Analysis".

BUSINESS REVIEW

Retail Banking

The preferences of Indian consumers are evolving rapidly with the increasing penetration of technology in the area of banking. New products, new channels and new service experiences are shaping the banking landscape of the future. ICICI Bank has always been a pioneer in the area of understanding customer needs and designing solutions in line with its philosophy of *Khayaal Aapka*.

The Bank continues its leadership in the area of technology to provide a superior customer experience. A new channel for banking has been introduced with the launch of the Bank's Facebook app, 'Pockets from ICICI Bank'. This app allows customers to fulfil all banking needs while socialising with friends and relatives on Facebook. The Bank also upgraded its retail internet banking platform to enable a superior online experience. This platform allows users to personalise the home page so that all required information is visible with minimal clicks. Similarly, the Bank has taken a number of steps to empower customers at branches, including transaction kiosks and cash acceptance machines that enable them to undertake transactions on their own. The Bank has also scaled up the number of its 24x7 Touch Banking branches to 101 in 33 cities.

Through Tab Banking, the Bank's executives now assist customers in opening a bank account from the comfort of their homes and offices. The documentation required from customers is minimal since our executives use tablets to click photographs of the customers and also scan their documents. Tab Banking has generated high interest from prospective customers, demonstrating the success of this proposition. The Bank now plans to extend its journey of using tablets and digitisation to home loans and vehicle loans.

ICICI Bank has also brought various new products to Indian consumers. Many Indian consumers have apprehensions about security of online transactions. ICICI Bank, in partnership with Visa, has introduced Carbon, Asia's first credit card powered by Visa CodeSure, making the card one of the safest for any usage, especially for online shopping. This card brings unparalleled safety for online transactions by embedding an alpha-numeric LCD screen, a 12-button touch keypad and an in-built battery to generate dynamic one time passcodes.

Various premium and feature-rich debit cards have also been introduced. The Bank also recognises the growing importance of electronic, chip-based and near-field communication (NFC) based payments and has institutionalised the first-ever inter-operable electronic toll collection solution in India on the Mumbai-Ahmedabad highway.

ICICI Bank has also worked towards making access to loans easier for customers. Customers can check their loan eligibility and print sanction letters instantly using the "Express Loans" programme. Prospective home buyers can view all housing projects approved by ICICI Bank on an interactive map. ICICI Bank customers can now also apply for multiple products in a single form without the need for multiple documentation, reducing processing delays.

The Bank has expanded its network to 3,753 branches and 11,315 ATMs. National Payments Corporation of India (NPCI) has awarded ICICI Bank with the 'Best ATM Operational Excellence Award' in the Private Sector-Foreign Bank category for the third consecutive year. ICICI Bank was also named the 'Best Retail Bank in India' by The Asian Banker. A number of the Bank's initiatives have been recognised by many reputed forums such as Indian Banks Association (IBA), Celent, Institute of Development & Research in Banking Technology (IDRBT) and others. The Bank received awards for 'Most Innovative Bank' and 'Most Innovative use of Multi-Channel Infrastructure' at the Indian Banks Association's BANCON Innovation Awards 2013.

All these initiatives have helped the Bank achieve robust growth in its retail business. The Bank's mortgage loan and auto loan disbursements grew by 26.8% and 51.7%, respectively, in fiscal 2014. The Bank has also focused on growth in its business banking portfolio, which comprises lending to small businesses though the Bank's extensive branch network. The Bank achieved healthy increase in the overall retail portfolio by 23.0% to ₹ 1,320.11 billion. The Bank continues to see strong momentum in the acquisition of retail deposit customers and robust growth in the retail deposit base. The Bank's savings account deposits grew by 15.7% in fiscal 2014, to ₹ 991.33 billion.

Small & Medium Enterprises

Small & Medium Enterprises (SMEs) are an important constituent of India's economy and have become a thrust area for future growth. A strong SME sector is fundamental to building a resilient and dynamic corporate sector.

At ICICI Bank, we offer a full suite of banking products and solutions to SMEs for meeting their business and growth requirements. Our experience of partnering with SMEs has enabled us to develop non-traditional techniques of assessing credit risk unique to them. We also offer supply chain financing solutions and small ticket funding to the channel partners of large corporates. We have set up dedicated desks in 318 branches catering to SMEs and have specialised teams for current accounts, trade finance, cash management services and doorstep banking. We have also tailored our internet banking platform to cater to their unique banking needs.

Fiscal 2014 was a challenging period for SMEs due to the moderation in economic activity and significant fluctuations in the currency markets. We focused on calibrated portfolio growth and reducing concentration levels within the portfolio. We maintained a cautious outlook on some sectors with enhanced monitoring of existing relationships where required.

ICICI Bank has always viewed the SME segment as integral to India's growth and will continue to partner with SMEs while building a healthy portfolio.

Wholesale Banking

The Wholesale Banking Group's core strategy has been to serve our corporate customers by providing comprehensive and tailored financial solutions for doing business in India and key overseas geographies. The group analyses business and financial requirements of clients and services them through a bouquet of products ranging from working capital finance, export finance, trade and commercial banking products to rupee and foreign currency term loans and structured finance products.

Our Corporate Banking Group is the front-end relationship team which acts as a single point of contact for clients and services their requirements across businesses. The relationship team works closely with specific teams like commercial banking, loan syndication, project finance, structured finance and the markets group to develop suitable products that fulfill specific needs of clients.

The Commercial Banking Group offers comprehensive banking products and services to meet the trade, transaction banking and cash management needs of companies. The group works closely with the Corporate Banking Group to diversify the revenue streams from corporate clients and enhance the granularity and stability of revenues for the Bank. Superior customer service levels through our mega branches combined with technology-enabled solutions have helped in growing our transaction banking business.

The Syndications Group is a leading player in the loan syndication market. It specialises in structuring and syndicating large loans. It acts as an arranger and underwriter for a variety of loans across corporate and project finance transactions. It is an active player for India-linked loans in both the primary and secondary loan distribution market. The diversified pool of clients enables us to align the unique requirements of clients with the varying requirements of investors.

The Structured Finance Group designs innovative and customised products to meet the complex needs of our global clientele in synergy with the Corporate Banking Group and International Banking Group. The Structured Finance Group has successfully undertaken structured finance transactions in India, backed by the Bank's extensive experience, underwriting capabilities, industry expertise and global presence.

The relationship teams also work with the Markets Group to assist customers in addressing currency and market risk in their businesses by offering relevant products.

During fiscal 2014, the Wholesale Banking Group focused on proactive monitoring of the portfolio given the challenging economic environment, while continuing to grow its commercial and transaction banking business. Going forward, the Wholesale Banking Group will continue to offer comprehensive financial services across a spectrum of financial products to our clients and partner them while growing our portfolio with a focus on profitability and risk mitigation.

Project Finance

The project finance environment has been challenging in recent years, with implementation delays and issues around access to raw material. These have impacted cash flow generation by projects and resulted in a significant slowdown in new investments. However, we expect to see improvement in the environment going forward.

In the power sector, the Government has modified the standard bid documents to make fuel a pass through for tariffs. The Government has approved setting up of a Coal Regulatory Authority which will make the sector competitive and increase private sector participation. Projects in regional and inter-regional transmission corridors are expected to be undertaken which would strengthen the national grid. The renewable energy segment has gained momentum with more states formulating policies to encourage new investments in this segment.

In roads and ports sectors, we expect to see an increase in activity during fiscal 2015 with new projects likely to be awarded. The National Highway Authority of India (NHAI) is expected to award road projects primarily through engineering, procurement & construction (EPC) contracts to improve liquidity in the sector. The government has taken measures like rescheduling of premium for stressed projects, easing of exit norms and re-working the Model Concession Agreement in response to the changed economic scenario in order to revive private sector investment. In the port sector, award of new projects has picked up pace which would result in new capacity addition. In the airport sector, six key airports currently managed by the Airports Authority of India are expected to be privatised.

In the oil and gas sector, most of the activity is expected to be linked to demand for natural gas. The demand for gas from priority sectors such as power and fertiliser is likely to continue, maintaining pressure on domestic supplies of gas and resulting in increase in prices. Significant additions to LNG import capacity have been announced with commissioning expected over the next three to four years.

Our expertise in major sectors along with innovative structuring capabilities has enabled us to cater to the long-term financing requirements of Indian corporates. Infrastructure development is a critical area to improve the economic potential of the country and we remain committed to partnering with companies in promoting viable projects.

International Banking

Our international banking strategy is focused on specific growth drivers: providing end-to-end solutions for the international banking requirements of our Indian corporate clients; leveraging economic corridors between India and the rest of the world; and establishing ICICI Bank as the preferred bank for non-resident Indians in key global markets. Further, ICICI Bank's International Banking Group seeks to partner with global corporations as they expand in India. We also seek to build stable and diversified international funding sources and strong syndication capabilities to support our corporate and investment banking business.

Our international footprint consists of subsidiaries in the United Kingdom, Russia and Canada, branches in the United States, Singapore, Bahrain, Hong Kong, Sri Lanka, Dubai International Finance Centre and Qatar Financial Centre and representative offices in the United Arab Emirates, China, South Africa, Bangladesh, Thailand, Malaysia and Indonesia. The Bank's wholly-owned subsidiary ICICI Bank UK Plc has nine branches in the United Kingdom and a branch each in Belgium and Germany. ICICI Bank Canada has nine branches. ICICI Bank Eurasia, our Russian subsidiary, is headquartered in Moscow with a branch in St. Petersburg.

During fiscal 2014, the global economic environment was characterised by gradual recovery in advanced economies and volatility in emerging economies. In this environment, we continued to focus on managing the risks in our international operations. We also focused on diversifying the mix of our funding profile in our international operations. We continued to focus on expanding our trade finance business and our relationships with global corporates doing business in India.

India continues to remain the largest remittance receiving country in the world and ICICI Bank has a significant market share in remittances. This has been made possible through our diversified products, technology initiatives and service offerings to meet the requirements of the widely dispersed NRI diaspora. The emphasis in fiscal 2014 was on further expanding access to remittance services through new partnerships and channels and delivering a superior customer experience.

Rural & Inclusive Banking

Rural India is complex and transforming rapidly with expansion in rural consumption, access to mobile telephony and social mobility among others. While agriculture continues to engage around half the country's total workforce, the rural economy has grown to encompass both farm and non-farm sources of livelihood. The Bank's vision is to emerge as a leading institution for enabling growth and inclusion in the rural economy. To accomplish its vision, the Bank's strategy is to expand in the rural markets, leverage its strengths in technology and deliver relevant products and services to the rural and unbanked population through a multi-channel network.

A key pillar of our strategy is to provide branch banking access to the rural customers. In line with this philosophy, more than 75% of our new branches in fiscal 2014 were added in the rural and semi-urban areas, and 52% of the Bank's overall branch network is now in these areas. 317 branches have been opened in unbanked villages in fiscal 2014. During fiscal 2014, the Bank launched "Branch on Wheels", a mobile van based branch that aims at providing banking services to a cluster of remote unbanked villages. This initiative, a first of its kind by a private sector bank, has been launched in the three states of Maharashtra, Chattisgarh and Odisha. It offers all basic banking products and services including savings accounts, farmer loans, cash deposit/withdrawal, funds transfer/demand draft collections and an Automated Teller Machine (ATM).

As part of its endeavour to provide basic banking services to the unbanked, ICICI Bank offers holistic banking services through its Business Correspondent (BC) channel, including savings accounts, remittances, fixed and recurring deposits and credit. The Bank has opened 17.8 million basic saving bank deposit accounts at March 31, 2014, which is the highest among private sector banks. The Bank has reached out to over 15,500 villages through its branches and BC network. During fiscal 2014, the Bank continued to be a leading provider of Electronic Benefit Transfer (EBT) services which allows state Governments to transfer funds directly to the beneficiaries' accounts thereby facilitating timely receipt of money by the beneficiaries and minimising leakages. The Bank has initiated EBT payment facilities in 72 districts across 13 states. As part of its urban financial inclusion initiatives, the Bank has processed about 5.0 million domestic migrant remittances till date. This service allows migrant workers to send money back to their families in a transparent and convenient manner. The Bank conducts village level financial literacy workshops called 'Gram Samvad' across the country for customer interactions and uses innovative and engaging methods like comic books and audio visual as media for promoting financial literacy.

A key objective of the Bank's strategy is to provide access to institutionalised credit to the rural population at their doorsteps through its relationship banking approach. The Bank provides a comprehensive range of loan products to farmers and customers in rural areas like Kisan Credit Cards (KCC), agri term loans, farm equipment loans, loans to Self Help Groups (SHG), commodity based financing to farmers and business credit for rural enterprises. The Bank has leveraged unique models to offer credit to different segments of the rural population. The Bank is also leveraging tablets and mobile applications to eliminate physical formats and capture data electronically at the farm gate. This has resulted in provision of doorstep services to the customer with faster turnaround time for credit delivery. The Bank has extended credit to over a million women through over 70,000 SHGs in 164 districts across seven states and is the fastest growing bank in the country in this segment. The Bank has doubled its overall rural customer base for loans to over 2.0 million in fiscal 2014.

Highlights of the Bank's SHG model

- The Bank runs the programme through a dedicated pool of 550 employees who look after servicing SHGs spread across seven states. The Bank's officials work with the SHGs in their villages. This model of serving SHGs at their doorstep helps in keeping the transaction costs very low for the SHGs, by saving their travel time and daily wages, which were earlier lost on account of travel for banking.
- An integral part of the programme is to encourage savings by the SHGs. As a first step, the Bank opens a basic savings bank deposit account with cheque book facility for every SHG member. Based on the saving pattern of individual SHGs, the Bank then provides an integrated savings-cum-loan product to SHGs engaged in income generating activities like rearing of cattle, making household food items, running small shops and handicrafts.

The Asian Banker magazine has awarded ICICI Bank under the categories of 'Best Microfinance Business' and 'Best Retail Banking Branch Innovation' at the Excellence in Retail Financial Services Awards 2014. The Bank has also received 'Best Financial Inclusion Initiative- FY2013' award from the Indian Banks Association (IBA).

Treasury

Our treasury operations are structured into three groups: Proprietary Trading Group, Markets Group and the Asset Liability Management Group.

The Proprietary Trading Group continued to generate profits during fiscal 2014, in spite of the challenging environment in the fixed income market. The group also contributed to the structural development of the market by participating in new products like interest rate futures and exchange-based online trading platform for corporate bonds. The corporate bond desk continues to be ranked among the top three in the overall league table rankings for private placement of debt according to the Prime database.

The client-facing Markets Group offers foreign exchange and derivative solutions to clients and continued to be a major player in this segment. These products and services are offered to various users as permitted by extant regulations. The Bank provides global coverage of markets with a detailed knowledge of local markets. We provide our clients with regular market updates as well as quantitative and qualitative research on topics related to macroeconomics and financial markets. Some of the awards received by the Bank in this segment were 'Best Structured Products House, India' as part of the Structured Products Asia Awards 2013; Best Overall Domestic Provider of FX Services, Best Domestic Provider for FX Research & Market Coverage, Best Domestic Provider for FX Products & Services and Best Domestic Provider for FX Options in India' as part of the Asiamoney Corporate FX Poll 2013. The Bank was also recognised as the Derivatives House of the Year, India at The Asset Triple A Private Banking, Wealth Management and Investment Awards 2013.

The Asset Liability Management Group continued to actively manage the Bank's liquidity and the securities portfolio held for compliance with statutory and regulatory requirements. This is done keeping in mind the optimisation of the yield on the overall portfolio while maintaining an appropriate portfolio duration given the volatile interest rate environment.

RISK MANAGEMENT

Risk is an integral part of the banking business and we aim at delivering superior shareholder value by achieving an appropriate trade-off between risk and returns. Key risks include credit, market, liquidity, operational, legal, compliance and reputation risks. We have an established risk governance framework which ensures oversight and accountability, continuous monitoring of the environment and an integrated evaluation for effective management of risk.

The Board of Directors has oversight on all the risks assumed by the Bank. The Board has established Committees to facilitate focused oversight of various risks. These Committees have specific terms of reference. Policies approved from time to time by the Board of Directors or Committees of the Board constitute the governing framework for each type of risk. Business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups.

Every year, our Risk Committee approves a detailed calendar of reviews. The calendar of reviews include reviews of risk management policies in relation to various risks, risk profile of the Bank, its overseas banking subsidiaries and key non-banking subsidiaries, assessment of capital adequacy based on the risk profile of the balance sheet, status with respect to implementation of advanced approaches under the Basel framework and review of regulatory compliance issues. Our Credit Committee also approves every year a detailed calendar of reviews covering the Bank's exposure to various industries and outlook for those industries, analysis of non-performing loans, overdues, incremental sanctions and specific review of each portfolio. A summary of the reviews carried out by the Credit Committee and Risk Committee is reported to the Board of Directors. Our Asset Liability Management Committee is responsible for managing the balance sheet within the risk parameters laid down by the Board and Risk Committee and reviewing our asset-liability position.

The Bank has dedicated groups, namely the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and Financial Crime Prevention and Reputation Risk Management Group, with a mandate to identify, assess and monitor the Bank's principal risks in accordance with well-defined policies and procedures. These groups are independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. The Compliance Group is responsible to the Audit Committee of the Board.

Credit Risk: Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. All credit risk related aspects are governed by a Credit and Recovery policy which is approved by our Board of Directors. The Credit and Recovery policy outlines the type of products that can be offered, customer categories, targeted customer profile and the credit approval process and limits.

In order to assess the credit risk associated with any corporate financing proposal, we assess a variety of risks related to the borrower and the relevant industry. The Bank has a structured and standardised credit approval process which includes a well established procedure of comprehensive credit appraisal and credit rating. The Bank has developed internal credit rating methodologies for rating obligors. The borrower rating accounts for quantitative and qualitative issues as well as credit enhancement features specific to the transaction. The rating serves as a key input in the approval as well as post-approval credit processes. A risk based asset review framework has also been put in place wherein the frequency of asset review would be higher for cases with higher exposure and/or lower credit rating. Industry knowledge is constantly updated through field visits and interactions with clients, sector regulators and industry experts.

The Bank has a strong framework for the appraisal and execution of project finance transactions that involves a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. The Bank identifies the project risks, mitigating factors and residual risks associated with the project. As a part of the due diligence process, we appoint consultants, including technical advisors, business analysts, legal counsel and insurance consultants, wherever considered necessary, to advise the lenders. Risk mitigating factors in these financings include creation of debt service reserves and channeling project revenues through a trust and retention account. The Bank's project finance loans are generally fully secured and have full recourse to the borrower. In some cases, we also take additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors' equity holding in the project company. The Bank's practice is to normally disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into.

In case of retail loans, sourcing and approval are undertaken by two independent groups. The Credit Risk Management Group has oversight on the credit risk issues for retail assets including vetting of all credit policies, limits and operating notes proposed for approval by the Board of Directors or forums authorised by the same. The Credit Risk Management Group is also involved in portfolio monitoring for all retail assets and suggesting and implementing policy changes. The Retail Credit and Policy Group is an independent unit which focuses on policy formulation and portfolio tracking and monitoring. This group also includes the Credit Administration Unit that services various retail business units for credit underwriting. In addition, there is also a Business Intelligence Unit to provide support for analytics, score card development and database management.

The credit officers evaluate retail credit proposals on the basis of the product policy approved by the Committee of Executive Directors and the risk assessment criteria defined by the Credit Risk Management Group. These criteria vary across product segments but typically include factors like the borrower's income, the loan-to-value ratio and demographic parameters. The technical valuations in case of residential mortgages are carried out by empanelled valuers or technical teams. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralised delinquent database and reviews the borrower's profile. In making our credit decisions, we also draw upon reports from credit information bureaus. We also use the services of certain fraud control agencies operating in India to check applications before disbursement.

In addition, the Credit Middle Office Group, the Treasury Control and Services Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals. We have centralised operations to manage operational risk in most back office processes of the Bank's retail loan business. The Fraud Prevention Group manages fraud related risks through forensic audits and recovery of fraud losses. The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

The Bank's credit approval authorisation framework is laid down by our Board of Directors. We have established several levels of credit approval authorities for our corporate banking activities like the Credit Committee of the Board of Directors, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives (Credit) and the Regional Committee (Credit). The authorisation framework is risk based with lower rated borrowers and/or larger exposures being escalated to higher committees. Retail Credit Forums, Small Enterprise Group Forums and Corporate Agriculture Group Forums have been created for approval of retail loans and credit facilities to small enterprises and agri based enterprises respectively. Individual executives have been delegated with powers in case of policy based retail products to approve financial assistance within the exposure limits set by our Board of Directors.

Market Risk: Market risk is the risk whereby movements in market factors such as foreign exchange rates, interest rates, credit spreads and equity prices reduce our income or the market value of our portfolios. Exposure to market risk is segregated into two portfolios–trading and structural banking books. Trading portfolios comprise positions arising from market making activity and trading on our own account. Market risk on the trading portfolio is assessed and managed through measures such as price value of one basis point, value-at-risk, stop loss and net overnight open position limits. The structural banking book comprises the non-trading portfolio which arises from management of our corporate and retail assets and liabilities, and available for sale and held to maturity positions. The risks associated with non-trading portfolios are measured through metrices such as duration of equity, earnings at risk and liquidity gap limits. The limits are stipulated in our Investment Policy, Asset Liability Management Policy and Derivatives Policy which are reviewed and approved by our Board of Directors.

The Asset Liability Management Committee (ALCO) comprises wholetime Directors and senior executives. ALCO meets periodically and reviews the Bank's business profile and its impact on asset liability management and determines the asset liability management strategy in light of the current and expected business environment. ALCO reviews the positions of the trading groups and the interest rate and liquidity gap positions on the banking book. ALCO also sets deposit and benchmark lending rates. The Market Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored by the Treasury Control and Services Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open position limit. Interest rate risk is measured through the use of re-pricing gap analysis and duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by ALCO.

The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing. We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in the domestic market are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Our international branches are primarily funded by debt capital market issuances, lines of financing from export credit agencies, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets.

Operational Risk: Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Operational risk is inherent in the Bank's business activities in both domestic as well as overseas operations and covers a wide spectrum of issues. Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk in the Bank is managed through a comprehensive system of internal controls, systems and procedures to monitor transactions, key backup procedures and undertaking regular contingency planning. The control framework is designed based on categorisation of functions into front-office comprising business groups, middle office comprising credit and treasury middle offices, back-office comprising operations, corporate and support functions.

The Bank's operational risk management governance and framework is defined in the Operational Risk Management (ORM) Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and helping the business and operation groups to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks. While the Policy provides a broad framework, detailed standard operating procedures for operational risk management processes have been established. Operational risk management framework in the Bank comprises identification and assessment of risks and controls, new products and process approval framework, measurement through incidents and exposure reporting, monitoring through key risk indicators and mitigation through process and control enhancement and insurance. The objective of the Bank's operational risk management is to manage and control operational risks within targeted levels of operational risk consistent with the Bank's risk appetite as specified in the Operational Risk Management Policy (the Policy). The Bank has formed an independent Operational Risk Management Group for design, implementation and enhancement of operational risk management framework and to support business and operations groups in the operational risk management on an on-going basis.

The Board level committees that undertake supervision and review of operational risk aspects are the Risk Committee, Fraud Monitoring Committee, Audit Committee and Information Technology Strategy Committee. The Bank has also constituted an Operational Risk Management Committee (ORMC) to oversee the operational risk management in the Bank. The ORM Policy specifies the composition, roles and responsibilities of the ORMC. Other executive level committees that oversee operational risk related aspects are Product and Process Approval Committee, Outsourcing Committee, Information Security Committee and Business Continuity Management Steering Committee.

ICICI Bank seeks to ensure that our capital position is commensurate with the risks in our business and our future growth plans through a robust capital management framework. This includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. We believe we are well-placed to comply with RBI's guidelines on the implementation of the Basel III framework in India. We are also working towards migration to the advanced approaches under the Basel II framework over the medium term, subject to applicable RBI guidelines and approvals.

HUMAN RESOURCES

The Bank's Human Resources (HR) strategy is aligned to its corporate strategy. The four key elements of the HR strategy are:

- Bringing the *Khayaal Aapka* promise alive for the Bank's customers by weaving it into the Bank's culture
- Building a best in class retail deposit franchise
- Building best in class risk management orientation and processes
- Encouraging innovation orientation

The Bank is of the view that good service is integral to the quality of business generated and when employees experience service orientation themselves, they would exemplify the same towards customers. This led to the launch of *Saath Aapka* as the Bank's promise to its employees, similar to the *Khayaal Aapka* promise to customers. *Saath Aapka* emphasises five anchors:

- Growth & Learning
- Meritocracy
- Care
- Enabling Environment
- Winning Organisation

In this context, the HR strategy is focused on:

A culture of meritocracy & high performance balanced with sensitivity:
The Bank is a caring meritocracy. While the leaders in the Bank are demanding when it comes to performance, they are also sensitive and caring towards their team members and colleagues. Treating others with respect, dignity and empathy are important aspects of the Bank's culture. The leaders in the Bank support their team members during difficult times and invest their personal time to develop team members' capabilities. Care and sensitivity are important behaviours that the Bank evaluates during the annual leadership potential assessment exercise. All HR policies and practices are underpinned by the Bank's philosophy of being a caring meritocracy. The Bank has liberal leave policies which are aligned to cater to the life stage needs of the employees. The Bank provides specific leave for adoption, childcare, fertility treatment and maternity in addition to privilege leave, casual leave and flexible sick leave. The Bank has established a 24X7 emergency helpline to support employees and their family members. The Bank has launched Quick Response Teams (QRT) to assist women employees if they are in distress while commuting. Each QRT has a GPS-enabledvehicle, with a stretcher and other equipment, and a team trained to deal with medical and personal safety related emergencies. The Bank believes that the care it shows towards employees, will motivate them to exhibit the philosophy of *Khayaal Aapka* while dealing with customers.

Investing in pre-employment training and support structures for new recruits:
It has been seen that the higher education system in India does not adequately prepare students with the requirements of the workplace and hence young employees often struggle in the inital years of their professional life. As a result, they suffer from low productivity leading to erosion in self-confidence which adversely impacts their performance. To address this challenge, the Bank decided to move to a model of investing in young people and making them job-ready, even before they join the Bank. Further, the Bank broke the stereotype definition of talent, by identifying nascent talent in the hinterland of the country, beyond the metropolitan cities. This strategy, since its implementation in 2006, has enabled the Bank to build robust capacity for creating a steady pool of pre-trained, job-ready talent not only for itself but also for the banking & financial services sector. The Bank launched a number of industry-academia programmes such as the Institute for Banking, Finance & Insurance (IFBI) for entry-level jobs in customer service and operations; ICICI Bank Sales Academy for front line sales roles; ICICI Manipal Academy (IMA) for entry level managerial roles and ICICI Business Leadership Programmes for roles in risk management, wholesale banking, treasury and IT. All these programmes have significant focus on skill building through practice sessions in classrooms as well as structured internship in the Bank's branches and offices. They provide inputs on the Bank's products, norms, IT systems, service philosophy and the regulatory guidelines, equipping the new employees with required knowledge and skills even before they join the

Bank. The various industry-academia programmes serve the twin objectives of acculturation and ensuring first day-first hour productivity of the new hires. This investment in industry academia initiatives has made a significant impact on sales and customer service. This is reflected in the growth of the Bank's retail franchise.

Leveraging innovation and technology:

Constant innovation and challenging the status quo have been key aspects of the Bank's culture. Ideas that bring about change in order to continually improve, adapt and create competitive advantage are encouraged among all employees, irrespective of their position or function. Innovation at the Bank is a well-structured process and is nurtured by the Innovation Steering Committee. The Bank strives to offer innovative services to its customers by implementing new technologies in various areas. The Bank is credited with many firsts in India such as internet banking, mobile banking, automated branches, Facebook banking and iWish. The recent Tab Banking initiative by the Bank is another first in the country.

The Bank has leveraged technology and used innovative methods to assist employees to serve the customers effectively. It uses game and simulation based training to develop service and transaction processing skills in employees. The Bank now provides real-time performance support to employees "Business Companion", a smart phone/tablet based performance support tool for employees across business groups who need real time, on-the-go access to critical product and process related information. Easy access to product and process knowledge, while on the move, has helped the relationship teams and operations groups to reduce rework and strengthen our "leadership through service" proposition to the customers.

Leadership depth at various levels:

The Bank has a strong focus on leadership and talent development within the organisation. The Bank believes in grooming and preparing internal talent for future leadership roles. At the senior management level, ICICI Bank ensures nurturing and building adequate cover for critical leadership roles. This is tracked through a Leadership Cover Index (LCI). In addition, the Bank has built a deep leadership bench for all critical positions up to the middle management level and sales, service and operations roles. An internal bench for such critical roles is created through placement of prospective incumbents as understudy to these roles. This ensures continuity and facilitates a long term, steady association with customers. The Bank also leverages its internal, role-linked, functional training academies to provide the requisite knowledge and skills to employees, enhancing the pool of suitable successors for critical roles. These academies provide banking knowledge with focus on application-orientation. The Branch Banking Academy conducts the Branch Leadership Programme to train and certify eligible employees to assume leadership roles in branches. Skill through Drill, a 12-week video based programme is conducted for all branch employees to build skills in threshold service behaviours through regular practice and role plays. The Bank was first in the country to launch a unique programme called,"Service Assessor Programme",for building service excellence in branches. Under this programme, service assessors video record live customer engagement by employees in select 900 branches across the country for coaching and providing feedback on service skills and engagement behaviours. The Branches that exemplify the service ethos are felicitated during the celebration of the Spirit of Leadership Awards every year. For employees in the sales function, the Bank has recently launched a structured career progression plan for high performing sales personnel called STAR (Sales Talent Acceleration and Recognition). Under this programme, a set of high performing sales personnel are selected into the Probationary Officers' programme of the Bank. The STAR program aims to inculcate strong relationship skills in the frontline managers for bringing to bear the *Khayaal Aapka* philosophy in every customer engagement. The availability of a deep leadership bench, at all levels, has been the key differentiator for the successful execution of the Bank's strategy.

INFORMATION TECHNOLOGY

Technology continues to be a strong pillar in the Bank's initiatives towards enhancing the banking experience of its customers. In line with the key trends which are shaping technology today, the Bank has rolled out various initiatives leveraging mobility, digitisation and innovations in payments technology.

The Bank has deployed mobility in the form of Tab Banking to minimise physical documents and improve efficiency in opening of new deposit accounts. This is done through the use of digital application forms, scanning of KYC documents and clicking photographs of the customer on the tablets, thus facilitating a faster and more convenient account opening process. A large part of the mortgage process has also been moved to tablets, thereby empowering the field force with all relevant information. This has also enabled the Bank to quickly process applications and sanction the loan faster. The Bank also continued to maintain its leadership position in mobile offerings for its retail customers by adding more features on the mobile application. The Money2India (M2I) service, the Bank's online remittance solution, is now also available as a mobile app across all platforms. This app allows customers to track exchange rates and initiate remittance transactions.

During fiscal 2014, the Bank continued to empower its customers to leverage technology through usage of self-service devices. The Bank extended its Touch Banking network to 101 branches. Further, the self-service theme has been extended through the launch of Insta Banking kiosks in select branches. These devices which operate on an internally developed application, support many end-to-end transactions as well as help the customer to pre-process certain frequent transactions. These kiosks reduce the waiting time of the customers in the branches. The kiosks provide real-time customer information for different products and are integrated with our core banking applications. The Bank continues to monitor the usage pattern to understand customer behaviour so that it can offer improved solutions.

The Bank has focused on leveraging technology for payments solutions by partnering with institutions and government customers having a high customer base and large transaction volumes. ICICI Bank is the first bank to have launched comprehensive banking solutions for online tendering, supporting multiple payment modes and straddling various electronic collection and payment products. The Bank has implemented one such large scale project for the Government of Karnataka. The Government Internet Banking (GIB) platform is a unique solution for governments which offers a single window platform for facilitating both collections and payments of government entities. It allows multi-level disbursements and is available with multilingual capability across various devices. A related offering is Aadhar-based disbursements under the Central Plan Scheme Monitoring System of the Government, facilitated through the Bank's technology systems. Trade Online, the Bank's comprehensive platform for trade products, has been enriched through digitisation along with enabling of access to correspondent banks. The service has also been extended to some of the overseas branches of the Bank. The Corporate Internet Banking (CIB) platform has also been enhanced with features such as bulk tax payments, financial supply chain for dealer and vendor financing and providing customers an aggregated view of their accounts across banks. The Bank has launched iBizz, a versatile mobile app for current account customers, which enables them to access their accounts and execute transactions.

The Bank continues to make investments to ensure robust infrastructure for its IT platforms and towards the same, has migrated some of its key technology systems to newer versions or platforms. The governance framework for information technology in the Bank has also been further strengthened to ensure appropriate risk management and oversight for the technology function.

KEY SUBSIDIARIES

ICICI Prudential Life Insurance Company (ICICI Life)

ICICI Life successfully maintained its leadership amongst private players in terms of new business premium on a retail weighted basis. ICICI Life's total premium for fiscal 2014 was ₹ 124.29 billion and new business annualised premium equivalent premium was ₹ 34.44 billion. ICICI Life's unaudited new business profit in fiscal 2014 was ₹ 4.27 billion. The profit after tax was ₹ 15.67 billion in fiscal 2014 compared to ₹ 14.96 billion in fiscal 2013. The total sum assured by ICICI Life, including the group insurance business, increased by 9.5% from ₹ 2,757.71 billion at March 31, 2013 to ₹ 3,020.68 billion at March 31, 2014.

ICICI Lombard General Insurance (ICICI General)

ICICI General maintained its leadership in the private sector with an overall market share of 9.4% in fiscal 2014. ICICI General's gross written premium grew by 11.1% from ₹ 64.20 billion in fiscal 2013 to ₹ 71.34 billion in fiscal 2014. Profit after tax increased by 67% from ₹ 3.06 billion in fiscal 2012 to ₹ 5.11 billion in fiscal 2014.

ICICI Prudential Asset Management Company (AMC)

ICICI Prudential AMC improved its ranking to become India's second largest mutual fund manager based on quarterly average assets under management (AAUM) that touched ₹1,068.22 billion in January-March 2014 and a market share of 11.8%. Profit after tax increased by 66% from ₹ 1.10 billion in fiscal 2013 to ₹ 1.83 billion in fiscal 2014. ICICI Prudential AMC was awarded as best fund house in the debt, equity and multi-asset categories by Morningstar India.

ICICI Venture Funds Management Company (ICICI Venture)

ICICI Venture, despite a challenging environment for alternate asset managers, maintained its leadership position as a specialist alternative asset manager based in India through its presence in diversified asset classes of private equity, infrastructure, real estate and special situations. During fiscal 2014, ICICI Venture concluded fund raising for the infrastructure focused equity fund. In addition, the special situation fund, to which ICICI Venture is an advisor under a strategic alliance with a leading global player, also concluded fund raising during the year. ICICI Venture achieved a profit after tax of ₹ 0.33 billion in fiscal 2014 compared to a profit after tax of ₹ 0.20 billion in fiscal 2013.

ICICI Securities (I-Sec)

During fiscal 2014, despite the volatility in capital markets, I-Sec increased its market share across the institutional, retail and private wealth segments. The company maintained its market leadership in the retail broking business. I-Sec achieved a profit of ₹ 0.75 billion in fiscal 2014 compared to ₹ 0.68 billion in fiscal 2013.

ICICI Securities Primary Dealership Limited (I-Sec PD)

I-Sec PD managed multiple corporate debt placements aggregating to ₹ 776.09 billion in fiscal 2014. During the year, I-Sec PD was awarded the 'Best Domestic Bond House' in India at The Asset Triple A Asian Awards 2013, conducted by the international publication, The Asset, for its contribution in primary debt placements and overall development of the domestic bond markets. I-Sec PD's profit after tax was ₹ 1.32 billion in fiscal 2014 compared to ₹ 1.22 billion in fiscal 2013.

ICICI Bank UK Plc (ICICI Bank UK)

ICICI Bank UK's profit after tax for fiscal 2014 was US$ 25.2 million compared to US$ 14.4 million in fiscal 2013. At March 31, 2014, ICICI Bank UK Plc had total assets of US$ 4.5 billion compared to US$ 3.6 billion at March 31, 2013. Its capital position was strong with a capital adequacy ratio of 21.8% at March 31, 2014 compared to 30.8% at March 31, 2013.

ICICI Bank Canada

ICICI Bank Canada's profit after tax for fiscal 2014 was CAD 48.3 million compared to CAD 43.6 million in fiscal 2013. At March 31, 2014, ICICI Bank Canada had total assets of CAD 5.5 billion compared to CAD 5.4 billion at March 31, 2013. ICICI Bank Canada had a capital adequacy ratio of 29.7% at March 31, 2014 compared to 33.2% at March 31, 2013.

CREDIT RATING

ICICI Bank's credit ratings by various credit rating agencies at March 31, 2014 are given below:

Agency	Rating
Moody's Investor Service (Moody's)	Baa2[1]
Standard & Poor's (S&P)	BBB-[1]
Credit Analysis & Research Limited (CARE)	CAREAAA
Investment Information and Credit Rating Agency (ICRA)	[ICRA]AAA
CRISIL Limited	CRISIL AAA
Japan Credit Rating Agency (JCRA)	BBB+[1]

1. Senior foreign currency debt ratings

PUBLIC RECOGNITION

The Bank received several awards and recognitions in fiscal 2014 in India and abroad, including the following:

- Ranked as the 'Best Managed Company' and 'Best Investor Relations' among Indian companies by Finance Asia
- The Corporate Governance Asia Annual Recognition Awards 2013
- Ranked 10th in Fortune India's list of 50 Most Admired Companies in India
- The 'Best Retail Bank in India', 'Best Microfinance Business' and Best Retail Banking Branch Innovation' at the 'Excellence in Retail Financial Services Awards 2014' by The Asian Banker
- 'The Human Resource Organisation of the Year 2014' by the World HRD Congress
- The Best Bank Award for use of IT for Business Innovation Among Large Banks from the Institute for Development and Research in Banking Technology (IDRBT)
- The Best Private Sector Bank under the category Global Business Development for the Dun & Bradstreet - Polaris Financial Technology Banking Awards 2013
- 'Most Innovative Bank' and 'Most Innovative use of Multi-Channel Infrastructure' at the Indian Banks Association's BANCON Innovation Awards 2013
- The Asian Banking & Finance Retail Banking Award 2013 for the Online Banking Initiative of the Year

- Innovation Awards for 'Tab Banking' and 'Mobile based Automation of Receipts on CAPS (Collection Activities Processing System)' at the Finnoviti Awards 2013
- Express IT Innovation Award under the Large Enterprise category
- The Corporate Treasurer Awards 2013 in the categories of 'Best Cash Management Bank in India' and 'Best Trade Finance Bank in India'
- The Trade Finance Magazine Award for Excellence 2013, under the category of 'Asia Pacific Awards : Best Trade Bank in India'
- The Asian Banking & Finance Wholesale Banking Awards 2013 for the India Domestic Trade Finance Bank of the Year
- 'Best Financial Inclusion Initiative- FY2013' by the Indian Banks Association (IBA)
- The Best Service Provider - Risk Management, India at The Asset Triple A Transaction Banking, Treasury, Trade and Risk Management Awards 2014
- Best Risk Management & Security Initiative, Best Payments Initiative Best Use of Technology in Training & eLearning, Best Financial Inclusion Initiative, Best Use of Business Intelligence at the IBA Banking Technology Awards
- Best Bank in the Private Sector-Foreign Bank category of 'ATM Operational Excellence Award, 2013' by National Payments Corporation of India for three consecutive years

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Vision:

To be the leading provider of financial services in India and enhance our positioning among global banks through sustainable value creation.

Mission:

To create value for our stakeholders by:

- being the financial services provider of first choice for our customers by delivering high quality, world-class products and services
- playing a proactive role in the full realisation of India's potential and contributing positively in all markets where we operate
- maintaining high standards of governance and ethics; and balancing growth, profitability and risk to deliver and sustain healthy returns on capital

Management's Discussion & Analysis

BUSINESS ENVIRONMENT

Global economic growth remained subdued during fiscal 2014, while global financial markets witnessed volatility in response to the commencement of withdrawal of quantitative easing by the US Federal Reserve. Growth in the Indian economy remained below 5.0% for the second consecutive year, along with subdued investment activity and consumer demand. Uncertainties regarding the global recovery, concerns over domestic growth and volatility in financial markets were the key features of the economic environment in fiscal 2014.

India's gross domestic product (GDP) grew by 4.6% during the first nine months of fiscal 2014 compared to a growth of 4.5% in the corresponding period of fiscal 2013. Growth was moderate due to a slowdown in industry and services sectors. Growth in the industrial sector was 0.6% during the first nine months of fiscal 2014, similar to the corresponding period of fiscal 2013. The services sector grew by 6.7% during the first nine months of fiscal 2014, compared to 7.2% in the corresponding period of fiscal 2013. The agriculture sector saw an improvement in growth to 3.6% during the first nine months of fiscal 2014, compared to 1.4% in the corresponding period of fiscal 2013. Private consumption recorded a growth of 2.5% while investments, as measured by gross fixed capital formation, declined by 1.0% during the first nine months of fiscal 2014, compared to a growth of 6.2% in private consumption and a decline of 0.1% in investments during the first nine months of fiscal 2013.

GDP Growth


y-o-y growth
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
8.6%
8.9%
6.7%
4.5%
4.6%
FY2010
FY2011
FY2012
FY2013
Apr-Dec FY2014

Inflation, measured by the Wholesale Price Index (WPI), increased from 4.8% in April 2013 to 7.5% in November 2013, and then eased to 5.7% in March 2014. Average WPI inflation during fiscal 2014 was 5.9%, compared to 7.4% average inflation during fiscal 2013. Inflation eased due to a moderation in the manufactured products segment, where average inflation in fiscal 2014 decreased to 2.9% compared to 5.4% in fiscal 2013. Fuel inflation remained flat at about 10.0% in fiscal 2014. However, food inflation increased from an average of 9.9% in fiscal 2013 to 12.8% in fiscal 2014. Retail inflation, measured by the Consumer Price Index (CPI), remained elevated at above 9.0% levels during the early part of fiscal 2014 and increased to a high of 11.2% in November 2013 before easing to 8.3% in March 2014. CPI inflation largely followed the trend in food inflation. Core CPI inflation, excluding food and fuel, remained steady at around 8.0% through fiscal 2014.

Conduct of monetary policy during fiscal 2014 could be demarcated into three distinct phases. In the early part of fiscal 2014, considering the easing inflation levels, Reserve Bank of India (RBI) reduced the repo rate by 25 basis points from 7.50% to 7.25% in May 2013. In the second phase, following the US Federal Reserve indicating a likely withdrawal of its quantitative easing programme in May 2013, there was a considerable outflow of portfolio funds from emerging market economies. India saw a significant outflow of foreign portfolio investments, particularly debt funds, leading to a sharp depreciation in the rupee. The rupee depreciated by 17.8% against the US dollar between June-August 2013 and touched a low of ₹ 68.4 per US dollar on August 28, 2013 as compared to ₹ 56.5 per US dollar at end-May 2013. In response to these developments, RBI changed its monetary policy stance. On July 15, 2013, with a view to stabilise the exchange rate, RBI increased the Marginal Standing Facility (MSF) rate, which is the rate at which banks borrow funds, in excess of the specified threshold, overnight from RBI against government securities, by 200 basis points from 8.25% to 10.25% while keeping the repo rate unchanged. The RBI also fixed the borrowing limit for banks under the Liquidity Adjustment Facility (LAF) at ₹ 750.00 billion. Effective July 24, 2013, RBI announced a further reduction in the borrowing limit under LAF to 0.5% of net demand and time liabilities. In addition, effective July 27, 2013, the minimum daily cash reserve ratio balance required to be maintained by banks was increased to 99.0% of the stipulated fortnightly requirement from 70.0% earlier. The immediate impact of these measures on the market was a sharp increase in wholesale deposit rates and yields on government securities. Considering the impact of these measures to stabilise the exchange rate, RBI allowed certain adjustments on the investment portfolio of banks. The measures included increasing the limit for holding government securities in the held-to-maturity (HTM) category to 24.5% of net demand and time liabilities as against the earlier requirement of 24.0%, allowing banks to transfer securities from the available-for-sale and held-for-trading categories to the held-to-maturity category up to 24.5% of demand and time liabilities as a one-time measure at prices prevailing prior to the announcement of the July 15, 2013 measures, and giving banks the option to amortise net depreciation on the available-for-sale and held-for-trading portfolio over the remaining period of fiscal 2014.

The third phase of monetary policy action was from September 2013 when monetary operations were gradually normalised while focus shifted to addressing the elevated inflation levels. Following stability in the currency markets, RBI gradually reduced the MSF rate in stages by 150 basis points from 10.25% to 8.75% during September-October 2013. At the same time, the repo rate was increased by 50 basis points in stages from 7.25% to 7.75% reflecting concerns over elevated inflation levels. With these changes, monetary operations were normalised and the 100 basis points gap between the two rates was re-instated by end-October 2013. Further, in January 2014, RBI increased the repo rate by another 25 basis points to 8.0%.

Policy rate movement during fiscal 2014


11.00%
10.00%
9. 00%
8. 00%
7. 00%
6. 00%
5 00%
Marginal Standing Facility rate
Repo rate
Mar 1, 2013
Mar 31, 2013
Apr 30, 2013
May 30, 2013
Jun 29, 2013
Jul 29, 2013
Aug 28, 2013
Sep 27, 2013
Oct 27, 2013
Nov 26, 2013
Dec 26, 2013
Jan 25, 2014
Feb 24, 2014
Mar 31, 2014

India's external sector environment improved during fiscal 2014 following policy interventions as well as improvement in exports. The high current account deficit of 4.8% of GDP in fiscal 2013 significantly reduced to 2.2% during the first nine months of fiscal 2014. During fiscal 2014, imports declined by 8.1%, particularly due to policy curbs on gold imports. Correspondingly, exports grew by 4.0% during fiscal 2014, leading to a contraction in the trade deficit by 27.2% during the year. Capital inflows also improved towards the later part of fiscal 2014. With a view to attract US dollar inflows and provide support to the currency, in September 2013 RBI opened a swap facility for banks for incremental foreign currency non-resident (bank) (FCNR (B)) US dollar deposits at a fixed rate of 3.5% per annum. The incremental non-resident dollar deposits mobilised under the swap facility were permitted to be deducted from the adjusted net bank credit for computation of priority sector lending targets and also from net demand and time liabilities for maintenance of cash reserve ratio and statutory liquidity ratio. The foreign currency borrowing limits of banks were also enhanced and banks were allowed to borrow up to 100.0% of their unimpaired Tier I capital as against 50.0% earlier. The borrowings under this route could be swapped with RBI at a concessional rate of 100 basis points below the prevailing swap rate. The swap facility was available from September 10, 2013 until November 30, 2013 and attracted an inflow of US$ 34.3 billion in the form of FCNR (B) deposits and bank borrowings during the period. Overall, the rupee depreciated by 10.5% during fiscal 2014 from ₹ 54.4 per US$ at end-March 2013 to ₹ 60.1 per US$ at end-March 2014, including an appreciation of 9.7% during September 2013-March 2014.

Indian equity markets improved during fiscal 2014, though there were periods of high volatility during the year. The benchmark equity index, the BSE Sensex, increased by 18.8% during fiscal 2014, moving from 18,836 at March 31, 2013 to a low of 17,906 on August 21, 2013 and subsequently rising to 22,386 at March 31, 2014. As per the Securities and Exchange Board of India, foreign institutional investment (FII) flows were significantly lower in fiscal 2014 with net inflows of around US$ 9.07 billion compared to net inflows of US$ 27.58 billion during fiscal 2013. There were net inflows of US$ 13.69 billion in equity and net outflows of US$ 4.62 billion in debt markets during fiscal 2014. Foreign direct investments improved marginally to US$ 20.98 billion and external commercial borrowings to US$ 5.81 billion during the first nine months of fiscal 2014, compared to US$ 19.78 billion and US$ 4.47 billion, respectively, during the corresponding period of fiscal 2013.

Non-food credit growth remained subdued during fiscal 2014, with a growth of 14.5% year-on-year at March 21, 2014 compared to 13.9% at March 22, 2013. Based on sector-wise credit data available as of February 21, 2014, year-on-year growth in credit to industry was 13.2% and to the services sector was 17.1%. Credit to the infrastructure sector grew by 13.1% compared to 19.7% at February 22, 2013. Retail loan growth increased to 16.5% from 14.6%. Deposit growth was 14.6% year-on-year at March 21, 2014, compared to 14.2% growth at March 22, 2013. Demand deposit growth improved to 8.8% year-on-year at March 21, 2014, compared to 5.9% at March 22, 2013.

First year retail premium underwritten in the life insurance sector (on weighted received premium basis) was ₹ 454.29 billion in fiscal 2014 as compared to ₹ 470.19 billion in fiscal 2013. Gross premium of the non-life insurance sector (excluding specialised insurance institutions) grew by 12.7% to ₹ 728.53 billion during fiscal 2014 from ₹ 646.53 billion during fiscal 2013. The average assets under management of mutual funds increased by 10.8% from ₹ 8,166.57 billion in March 2013 to ₹ 9,045.49 billion in March 2014.

Banking regulation underwent several changes during fiscal 2014 with several more measures proposed to be implemented going forward. In the second quarter monetary policy review announced on October 29, 2013, RBI outlined five areas that would be the focus for developmental measures to be announced in the short to medium term. These include the following:

- Strengthening and clarifying the monetary policy framework. In this regard, the recommendations of the Urjit Patel Committee to Revise and Strengthen Monetary Policy Framework were considered and implementation was initiated during fiscal 2014. Key proposals include adopting the consumer price index (CPI) as the key inflation measure for monetary policy action, keeping the economy on a disinflationary glide path with a target of 8.0% CPI inflation by January 2015 and 6.0% by January 2016, transition to a bi-monthly monetary policy cycle, and progressive reduction in banking system access to overnight liquidity under the LAF and corresponding increase in access to liquidity through term repos.
- Strengthening the banking structure through entry of new banks, branch expansion, encouraging new varieties of banks, and clarifying an organisational framework for foreign banks. In this regard, two new banks were given in-principle licenses during fiscal 2014.
- Broadening and deepening financial markets and increasing their liquidity and resilience.
- Expanding access to finance to small and medium enterprises, the unorganised sector, the poor and the remote underserved areas. RBI appointed a Committee on Comprehensive Financial Services for Small Businesses and Low-Income Households which submitted its recommendations in March 2014 and has proposed, among other things, allowing setting up of specialised payments and wholesale banks, and a new framework for priority sector lending.
- Strengthening real and financial restructuring and debt recovery from corporates and improving the system's ability to deal with distress.

Some important regulatory developments impacting the banking sector during fiscal 2014 were:

- In May 2013, RBI issued guidelines on restructuring of advances. As per the guidelines, loans that are restructured (other than due to delay in project completion up to a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. General provision on standard accounts restructured after June 1, 2013 was increased to 5.0%. The general provision required on standard accounts restructured prior to that date has been increased to 3.5% from March 31, 2014, and would further increase to 4.25% from March 31, 2015 and 5.0% from March 31, 2016;
- In June 2013, prudential norms pertaining to risk weights, provisioning and loan-to-value ratio for individual housing loans were revised. Accordingly, individual housing loans of up to ₹ 7.5 million now attract risk weight of 50.0% with standard asset provisioning of 0.4%. For individual housing loans of above ₹ 7.5 million, the loan-to-value ratio was set at 75.0% and risk weight was lowered from 125.0% to 75.0%;
- A new category of commercial real estate referred to as commercial real estate - residential housing was created within the commercial real estate category. Commercial real estate - residential housing attracts risk weight of 75.0% and standard asset provisioning of 0.75%. Commercial real estate excluding residential housing has risk weight of 100.0% and standard asset provisioning of 1.0%;
- In August 2013, RBI released a discussion paper on the structure of the banking system in India. The paper envisages changes in the structure of the banking system with a view to address specific issues such as enhancing competition, financing higher growth, providing specialised services, and expanding financial inclusion. The paper proposes to allow different types of banks along with differentiated licensing for niche services. It also proposes to have continuous licensing for entry of new banks as against the current system of block licensing. The paper also favors migration from the current bank-led universal banking model to a financial holding company structure;
- In the first half of fiscal 2014, RBI announced measures with regard to gold imports and financing of gold during the six months ended September 30, 2013. RBI restricted banks' import of gold on consignment basis to only meet the needs of exporters of gold jewellery. Further, import of gold under all categories was mandated to be only on 100.0% cash margin basis. Advances against the security of gold coins per customer were restricted to gold coins weighing up to 50 grams;
- In October 2013, RBI liberalised the branch authorisation policy, doing away with the requirement of approvals to open branches in metropolitan regions. However, the total number of branches opened in Tier 1 centers during a year cannot exceed the total number of branches opened in Tier 2 to Tier 6 centers during a year. It was also specified that at least 25.0% of total new branches opened in a year should be in unbanked rural Tier 5 and Tier 6 centers;
- In November 2013, RBI decided to include incremental credit made after November 13, 2013, including export credit, to medium enterprises as part of priority sector advances. The facility was available up to March 31, 2014;
- In December 2013, RBI mandated banks to create deferred tax liability, or DTL, on Special Reserve, with the DTL up to March 31, 2013 permitted to be directly adjusted through reserves and DTL from the financial year ending March 31, 2014 onwards to be charged through the profit and loss account;
- In December 2013, RBI issued a draft framework on capital surcharges for domestic systemically important banks (D-SIBs). The higher capital requirements applicable to D-SIBs would be implemented in a phased manner from April 2016 to April 2019. D-SIBs would be required to have additional Common Equity Tier 1 capital ranging from 0.2% to 0.8 % of risk weighted assets;

- In December 2013, RBI issued draft guidelines on implementation of counter-cyclical capital buffer (CCCB). According to the guidelines, the CCCB would range from 0% to 2.5% of risk weighted assets of the bank. The variation in the credit-to-GDP ratio from its long-term trend would be a key parameter for identifying business cycles

- In December 2013, RBI issued updated guidelines on stress testing. As per the guidelines, banks would have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks should be classified into three categories based on size of risk weighted assets. Complex and severe stress testing would be carried out by banks falling under Group A with risk weighted assets of more than ₹ 2,000 billion

- In January 2014, RBI issued a Framework for Revitalising Distressed Assets in the Economy. The framework outlines an action plan for early identification of problem cases, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorised into 'special mention accounts' based on certain criteria. Formation of Joint Lenders' Forum (JLF) would be mandatory which would formulate a corrective action plan. In case the JLF fails to agree on an action plan, it would result in accelerated provisioning. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors have been mandated. The framework is effective from April 1, 2014

- In January 2014, RBI introduced incremental provisioning and capital requirements for banks' exposure to entities with unhedged foreign currency exposure. Banks are required to make incremental provisioning (over and above standard asset provisioning) that would range between 0-80 basis points based on the likely loss due to exchange rate movement as a percentage of earnings before interest and depreciation (EBID). An additional risk weight of 25% would be applicable if the expected loss exceeds 75% of EBID, while for losses less than 75% there is no additional capital requirement. This guideline is effective from April 1, 2014

- In February 2014, RBI allowed banks to utilise up to 33% of counter-cyclical provisioning buffer/ floating provisions held by them as on March 31, 2013, for making specific provisions for non-performing assets. This would be over and above the utilisation for the purpose of making accelerated/additional provisions as proposed in the framework for Revitalising Distressed Assets in the Economy

- In February 2014, RBI issued guidelines indicating limits on intra-group transactions and exposures for banks' transactions and exposures to the entities belonging to the bank's own group. RBI has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves for non-financial companies and 10.0% in case of regulated financial entities. Aggregate group exposure cannot exceed 20.0% of paid up capital and reserves

- In March 2014, RBI released a notification amending the Basel III implementation schedule. The introduction of capital conservation buffer (CCB) was deferred by a year to March 31, 2016, and full implementation of Basel III capital regulations would be by March 31, 2019 from the earlier schedule of March 31, 2018. Additional Tier-1 (AT1) capital instruments issued before March 31, 2019 will have two specified triggers: 1) a lower pre-specified trigger at Common Equity Tier 1 (CET1) of 5.5% of risk weighted assets will apply before March 31, 2019; 2) trigger would be raised to CET1 of 6.125% of risk weighted assets (RWA) on or after March 31, 2019. Going forward, banks may issue AT1 capital instruments with conversion / permanent write-down features only. Similarly, with regard to write-off feature at point of non-viability (PONV) trigger, all non-equity capital instruments will have permanent write-off feature only

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

During fiscal 2014, the Bank focused on balancing growth, profitability and risk management.

Profit after tax increased by 17.8% from ₹ 83.25 billion in fiscal 2013 to ₹ 98.10 billion in fiscal 2014. The increase in profit after tax was mainly due to an 18.8% increase in net interest income and a 24.9% increase in non-interest income offset, in part, by a 14.4% increase in non-interest expenses and a 45.6% increase in provisions and contingencies (excluding provisions for tax). Net interest income increased by 18.8% from ₹ 138.66 billion in fiscal 2013 to ₹ 164.75 billion in fiscal 2014, reflecting an increase of 22 basis points in net interest margin and an increase of 10.9% in average interest-earning assets.

Non-interest income increased by 24.9% from ₹ 83.46 billion in fiscal 2013 to ₹ 104.28 billion in fiscal 2014. The increase in non-interest income was primarily due to a gain of ₹ 10.17 billion from treasury-related activities in fiscal 2014 compared to a gain of ₹ 4.95 billion in fiscal 2014 and an increase in dividend income from subsidiaries from ₹ 9.12 billion in fiscal 2013 to ₹ 12.96 billion in fiscal 2014. Fee income increased by 12.4% from ₹ 69.01 billion in fiscal 2013 to ₹ 77.58 billion in fiscal 2014.

Non-interest expenses increased by 14.4% from ₹ 90.13 billion in fiscal 2013 to ₹ 103.09 billion in fiscal 2014 primarily due to an increase in other administrative expenses. Provisions and contingencies (excluding provisions for tax) increased by 45.6% from ₹ 18.03 billion in fiscal 2013 to ₹ 26.26 billion in fiscal 2014. The increase in provisions and contingencies (excluding provisions for tax) was primarily due to increase in additions to non-performing assets (NPAs) and restructured loans in the small & medium enterprises (SME) and corporate portfolio, resulting in a higher provision requirement.

Total assets increased by 10.8% from ₹ 5,367.95 billion at March 31, 2013 to ₹ 5,946.42 billion at March 31, 2014. Total deposits increased by 13.4% from ₹ 2,926.14 billion at March 31, 2013 to ₹ 3,319.14 billion at March 31, 2014. Savings account deposits increased by 15.7% from ₹ 856.51 billion at March 31, 2013 to ₹ 991.33 billion at March 31, 2014. Current account deposits increased by 17.1% from ₹ 369.26 billion at March 31, 2013 to ₹ 432.45 billion at March 31, 2014. Term deposits increased by 11.5% from ₹ 1,700.37 billion at March 31, 2013 to ₹ 1,895.35 billion at March 31, 2014. The current and savings account (CASA) ratio was 42.9% at March 31, 2014 compared to 41.9% at March 31, 2013. Total advances increased by 16.7% from ₹ 2,902.49 billion at March 31, 2013 to ₹ 3,387.03 billion at March 31, 2014 primarily due to an increase in retail advances and overseas corporate advances (including the impact of exchange rate depreciation). The net NPA ratio increased from 0.64% at March 31, 2013 to 0.82% at March 31, 2014.

The Bank continued to expand its branch network in India. Branch network of the Bank in India increased from 3,100 branches and extension counters at March 31, 2013 to 3,753 branches and extension counters at March 31, 2014. ATM network of the Bank increased from 10,481 ATMs at March 31, 2013 to 11,315 ATMs at March 31, 2014.

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. The total capital adequacy ratio of the Bank at March 31, 2014 in accordance with RBI guidelines on Basel III was 17.70% with a Tier-1 capital adequacy ratio of 12.78%.

Till March 31, 2013, the Bank was subject to the Basel II capital adequacy guidelines. The total capital adequacy ratio of the Bank in accordance with RBI guidelines on Basel II was 19.08% at March 31, 2014 compared to 18.74% at March 31, 2013.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2013	Fiscal 2014	% change
Interest income	₹ 400.75	**₹ 441.78**	10.2%
Interest expense	262.09	**277.03**	5.7
Net interest income	**138.66**	**164.75**	**18.8**
Non-interest income			
- Fee income[1]	69.01	**77.58**	12.4
- Treasury income	4.95	**10.17**	0.0
- Dividend from subsidiaries	9.12	**12.96**	42.1
- Other income (including lease income)[2]	0.38	**3.57**	—
Operating income	**222.12**	**269.03**	**21.1**
Operating expenses	90.13	**103.09**	14.4
Operating profit	**131.99**	**165.94**	**25.7**
Provisions, net of write-backs	18.03	**26.26**	45.6
Profit before tax	**113.96**	**139.68**	**22.6**
Tax, including deferred tax	30.71	**41.58**	35.4
Profit after tax	**₹ 83.25**	**₹ 98.10**	**17.8%**

1. Includes merchant foreign exchange income and margin on customer derivative transactions.
2. Includes exchange gain on repatriation of retained earnings from overseas branches.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.
4. Prior period figures have been re-grouped/re-arranged, where necessary.

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2013	Fiscal 2014
Return on average equity (%)[1]	12.94	**13.73**
Return on average assets (%)[2]	1.66	**1.76**
Earnings per share (₹)	72.20	**84.99**
Book value per share (₹)	578.25	**633.98**
Fee to income (%)	31.11	**28.87**
Cost to income (%)[3]	40.49	**38.25**

1. Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.
2. Return on average assets is the ratio of net profit after tax to average assets. The average balances are the averages of daily balances, except averages of foreign branches which are calculated on a fortnightly basis.
3. Cost represents operating expense excluding lease depreciation. Income represents net interest income and non-interest income and is net of lease depreciation.

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

	Fiscal 2013	Fiscal 2014	% change
Interest income	₹ 400.75	**₹ 441.78**	10.2%
Interest expense	262.09	**277.03**	5.7
Net interest income	**138.66**	**164.75**	**18.8**
Average interest-earning assets[1]	4,465.40	**4,951.57**	10.9
Average interest-bearing liabilities[1]	₹ 4,073.47	**₹ 4,462.54**	9.6%
Net interest margin	3.11%	**3.33%**	—
Average yield	8.97%	**8.92%**	—
Average cost of funds	6.43%	**6.21%**	—
Interest spread	2.54%	**2.71%**	—

1. The average balances are the averages of daily balances, except averages of foreign branches which are calculated on a fortnightly basis.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Net interest income increased by 18.8% from ₹ 138.66 billion in fiscal 2013 to ₹ 164.75 billion in fiscal 2014 reflecting an increase in net interest margin from 3.11% in fiscal 2013 to 3.33% in fiscal 2014 and a 10.9% increase in the average volume of interest-earning assets.

The yield on interest-earning assets decreased from 8.97% in fiscal 2013 to 8.92% in fiscal 2014 offset, in part, by a decrease in the cost of funds from 6.43% in fiscal 2013 to 6.21% in fiscal 2014. The interest spread increased from 2.54% in fiscal 2013 to 2.71% in fiscal 2014. Net interest margin increased from 3.11% in fiscal 2013 to 3.33% in fiscal 2014.

Net interest margin of domestic operations increased from 3.51% for fiscal 2013 to 3.68% for fiscal 2014 primarily due to increase in yield on advances and decrease in cost of deposits and borrowings, offset, in part, by a decrease in yield on investments.

Net interest margin of overseas branches increased from 1.34% for fiscal 2013 to 1.71% for fiscal 2014 primarily on account of decrease in cost of term deposits and borrowings and increase in yield on advances.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

	Fiscal 2013	Fiscal 2014
Yield on interest-earning assets	**8.97%**	**8.92%**
- On advances	9.94	**10.00**
- On investments	7.73	**7.48**
- On SLR investments	*7.80*	***7.83***
- On other investments	*7.62*	***6.89***
- On other interest-earning assets	5.96	**4.55**
Cost of interest-bearing liabilities	**6.43**	**6.21**
- Cost of deposits	6.38	**6.11**
- Current and savings account (CASA) deposits	*2.97*	***2.99***
- Term deposits	*8.47*	***8.15***
- Cost of borrowings	6.54	**6.39**
Interest spread	**2.54**	**2.71**
Net interest margin	**3.11%**	**3.33%**

The yield on average interest-earning assets decreased by 5 basis points from 8.97% in fiscal 2013 to 8.92% in fiscal 2014 primarily due to a reduction of 25 basis points in yield on average interest-earning investments and lower interest on income tax refund, offset, in part, by an increase of 6 basis points in the yield on advances:

- Yield on average interest-earning investments decreased from 7.73% in fiscal 2013 to 7.48% in fiscal 2014 primarily on account of decrease in yield on non-SLR investments. The yield on average interest-earning non-SLR investments decreased from 7.62% in fiscal 2013 to 6.89% in fiscal 2014 primarily due to decrease in yield on pass through certificates, maturity of high yielding bonds and debentures and increase in investment in lower yielding Rural Infrastructure Development Fund (RIDF) and other related investments. The yield on SLR investments increased marginally from 7.80% in fiscal 2013 to 7.83% in fiscal 2014.
- Interest on income tax refund was lower at ₹ 1.82 billion in fiscal 2014 compared to ₹ 2.58 billion in fiscal 2013. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

However, the above decrease was offset, in part, by an increase in yield on average advances from 9.94% in fiscal 2013 to 10.00% in fiscal 2014. The Base Rate of the Bank increased from 9.75% to 10.00% with effect from August 23, 2013.

The cost of funds decreased by 22 basis points from 6.43% in fiscal 2013 to 6.21% in fiscal 2014 primarily due to the following:

- Decrease in cost of average deposits by 27 basis points from 6.38% in FY2013 to 6.11% in FY2014 primarily due to a decrease in cost of average term deposits and an increase in average CASA deposits. The cost of average term deposits decreased by 32 basis points from 8.47% in FY2013 to 8.15% in FY2014. The cost of average term deposits was lower primarily due to benefit on account of re-pricing of term deposits at lower rates in the beginning of fiscal 2014. This was offset, in part, by the impact of higher cost term deposits mobilised during the three months ended September 30, 2013 (Q2-2014) due to higher systemic interest rates during Q2-2014. The average CASA ratio increased from 38.0% in fiscal 2013 to 39.4% in fiscal 2014.
- Decrease in cost of borrowings by 15 basis points from 6.54% in FY2013 to 6.39% in FY2014 primarily due to decrease in cost of call and term borrowings, refinance borrowings and bond borrowings including capital instrument borrowings.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

	Fiscal 2013	Fiscal 2014	% change
Advances	₹ 2,751.19	**₹ 3,144.21**	14.3%
Interest-earning investments	1,424.90	**1,544.96**	8.4
Other interest-earning assets	289.31	**252.40**	(9.3)
Total interest-earning assets	**4,465.40**	**4,951.57**	**10.9**
Deposits	2,648.48	**2,922.42**	10.3
Borrowings[1]	1,424.99	**1,540.12**	8.1
Total interest-bearing liabilities	**₹ 4,073.47**	**₹ 4,462.54**	**9.6%**

1. Borrowings exclude preference share capital.
2. Average investments and average borrowings include average short-term re-purchase transactions.
3. Average balances are the averages of daily balances, except averages of foreign branches which are calculated on a fortnightly basis.
4. All amounts have been rounded off to the nearest ₹ 10.0 million.

The average volume of interest-earning assets increased by 10.9% from ₹ 4,465.40 billion in fiscal 2013 to ₹ 4,951.57 billion in fiscal 2014. The increase in average interest-earning assets was primarily on account of an increase in average advances by ₹ 393.02 billion and average interest-earning investments by ₹120.06 billion.

Average advances increased by 14.3% from ₹ 2,751.19 billion in fiscal 2013 to ₹ 3,144.21 billion in fiscal 2014 on account of increase in retail advances and domestic and overseas corporate advances.

Average interest-earning investments increased by 8.4% from ₹ 1,424.90 billion in fiscal 2013 to ₹ 1,544.96 billion in fiscal 2014, primarily due to an increase in average interest-earning SLR investments by 12.8% from ₹ 855.54 billion in fiscal 2013 to ₹ 964.73 billion in fiscal 2014. Average interest-earning non-SLR investments increased by 1.9% from ₹ 569.36 billion in fiscal 2013 to ₹ 580.23 billion in fiscal 2014 primarily due to an increase in Rural Infrastructure Development Fund (RIDF) and other related investments and pass through certificates, offset, in part, by a decrease in bonds and debentures. Interest-earning non-SLR investments primarily include investments in corporate bonds and debentures, certificates of deposits, commercial paper, RIDF and related investments and investments in liquid mutual funds.

Average interest-bearing liabilities increased by 9.6% from ₹ 4,073.47 billion in fiscal 2013 to ₹ 4,462.54 billion in fiscal 2014 on account of an increase of ₹ 273.94 billion in average deposits and an increase of ₹ 115.13 billion in average borrowings. The ratio of average CASA deposits to average deposits was at 39.4% in fiscal 2014 compared to 38.0% in fiscal 2013.

Non-interest income

The following tables set forth, for the periods indicated, the principal components of non-interest income.

₹ in billion, except percentages

Particulars	Fiscal 2013	Fiscal 2014	% change
Fee income[1]	₹ 69.01	**₹ 77.58**	12.4%
Income from treasury-related activities	4.95	**10.17**	—
Dividend from subsidiaries	9.12	**12.96**	42.1
Other income (including lease income)[2]	0.38	**3.57**	—
Total non-interest income	**₹ 83.46**	**₹ 104.28**	**24.9%**

1. Includes merchant foreign exchange income and income on customer derivative transactions.
2. Includes exchange gain on repatriation of retained earnings from overseas branches.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The non-interest income increased by 24.9% from ₹ 83.46 billion in fiscal 2013 to ₹ 104.28 billion in fiscal 2014.

Fee income

Fee income primarily includes fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased by 12.4% from ₹ 69.01 billion in fiscal 2013 to ₹ 77.58 billion in fiscal 2014 primarily due to an increase in income from loan processing fees, transaction banking fees, fees from credit card business, third party referral fees and commercial banking fees.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and revaluation of investments on account of changes in unrealised profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts.

Profit from treasury-related activities was ₹ 10.17 billion in fiscal 2014 compared to ₹ 4.95 billion in fiscal 2013. The profit from treasury-related activities for fiscal 2014 includes higher gain on government securities and other fixed income positions, profit on security receipts, realised gains/reversal of marked-to-market losses on equity and preference share portfolio and other gains.

At March 31, 2014, the Bank had an outstanding net investment of ₹ 8.84 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing loans compared to ₹ 11.47 billion at March 31, 2013. Security receipts issued by asset reconstruction companies are valued as per net asset value obtained from the asset reconstruction company from time to time. During fiscal 2014, the impact of these security receipts on the income from treasury-related activities was a gain of ₹ 1.97 billion compared to a gain of ₹ 0.45 billion in fiscal 2013.

Dividend from subsidiaries

Dividend from subsidiaries increased by 42.1% from ₹ 9.12 billion in fiscal 2013 to ₹ 12.96 billion in fiscal 2014. Dividend from subsidiaries of ₹ 12.96 billion in fiscal 2014 primarily includes dividend of ₹ 6.90 billion from ICICI Prudential Life Insurance Company Limited, ₹ 2.86 billion from ICICI Bank Canada, ₹ 1.54 billion from ICICI Bank UK and ₹ 1.14 billion from ICICI Home Finance Company Limited. Dividend from subsidiaries of ₹ 9.12 billion in fiscal 2013 primarily included dividend of ₹ 3.27 billion from ICICI Prudential Life Insurance Company Limited, ₹ 1.67 billion from ICICI Bank Canada, ₹ 1.39 billion from ICICI Home Finance Company Limited and ₹ 1.31 billion from ICICI Bank UK.

Other income (including lease income)

Other income increased from ₹ 0.38 billion in fiscal 2013 to ₹ 3.57 billion in fiscal 2014 primarily on account of exchange gain on repatriation of retained earnings from overseas branches and profit on sale of properties. The profit on account of exchange gain on repatriation of retained earnings from overseas branches amounted to ₹ 2.22 billion.

Non-interest expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

₹ in billion, except percentages

Particulars	Fiscal 2013	Fiscal 2014	% change
Payments to and provisions for employees	₹ 38.93	₹ 42.20	8.4%
Depreciation on own property (including non banking assets)	4.57	5.44	19.0
Other administrative expenses	46.30	55.13	19.1
Total non-interest expense (excluding lease depreciation)	**89.80**	**102.77**	**14.4**
Depreciation (net of lease equalisation) on leased assets	0.33	0.32	(3.0)
Total non-interest expense	**₹ 90.13**	**₹ 103.09**	**14.4%**

1. All amounts have been rounded off to the nearest ₹ 10.0 million.

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 14.4% from ₹ 90.13 billion in fiscal 2013 to ₹ 103.09 billion in fiscal 2014.

Payments to and provisions for employees

Employee expenses increased by 8.4% from ₹ 38.93 billion in fiscal 2013 to ₹ 42.20 billion in fiscal 2014. Employee expenses increased due to annual increments and increase in the number of employees offset, in part, by a decrease in provisions for retirement benefit obligations due to an increase in the discount rate, which is linked to the yield on government securities. The number of employees increased from 62,065 at March 31, 2013 to 72,226 at March 31, 2014. The employee base includes sales executives, employees on fixed term contracts and interns.

Depreciation

Depreciation on owned property increased by 19.0% from ₹ 4.57 billion in fiscal 2013 to ₹ 5.44 billion in fiscal 2014 due to increase in fixed assets. Depreciation on leased assets decreased from ₹ 0.33 billion in fiscal 2013 to ₹ 0.32 billion in fiscal 2014.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance and other expenditure. Other administrative expenses increased by 19.1% from ₹ 46.30 billion in fiscal 2013 to ₹ 55.13 billion in fiscal 2014. The increase in other administrative expenses was primarily due to increase in our branch and ATM network and retail business volume. The number of branches and extension counters (excluding foreign branches and offshore banking units) increased from 3,100 at March 31, 2013 to 3,753 at March 31, 2014. ATM network of the Bank increased from 10,481 ATMs at March 31, 2013 to 11,315 ATMs at March 31, 2014.

Provisions and contingencies (excluding provisions for tax)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

Particulars	Fiscal 2013	Fiscal 2014	% change
Provision for investments (including credit substitutes) (net)	₹ 1.26	**₹ 0.71**	(43.7)%
Provision for non-performing and other assets[1]	13.95	**22.52**	61.4
Provision for standard assets	1.44	**2.49**	72.9
Others	1.38	**0.54**	(60.9)
Total provisions and contingencies (excluding provisions for tax)	**₹ 18.03**	**₹ 26.26**	**45.6%**

1. Includes restructuring related provision.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Provisions are made by the Bank on standard, sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and unsecured portions of doubtful assets are provided/written off as required by extant RBI guidelines. Provisions on retail non-performing loans were made at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by RBI. The specific provisions on retail loans held by the Bank were higher than the minimum regulatory requirement. In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

Provisions and contingencies (excluding provisions for tax) increased by 45.6% from ₹ 18.03 billion in fiscal 2013 to ₹ 26.26 billion in fiscal 2014 primarily due to increase in provision for non-performing assets and standard assets. Provision for non-performing assets increased from ₹ 13.95 billion in fiscal 2013 to ₹ 22.52 billion in fiscal 2014 primarily due to increase in additions to NPAs and restructured loans in the SME and corporate portfolio, resulting in a higher provision requirement.

Provision for investments decreased from ₹ 1.26 billion in fiscal 2013 to ₹ 0.71 billion in fiscal 2014. The provision for investments of ₹ 1.26 billion in fiscal 2013 was primarily due to permanent diminution recognised on certain investments.

The provision coverage ratio at March 31, 2014 computed as per the extant RBI guidelines was 68.6%.

Provision on standard assets increased from ₹ 1.44 billion in fiscal 2013 to ₹ 2.49 billion in fiscal 2014 reflecting an increase in the loan portfolio and higher provision on restructured loans. The Bank held a cumulative general provision of ₹ 19.32 billion at March 31, 2014.

Tax expense

The income tax expense (including wealth tax) increased by 35.4% from ₹ 30.71 billion in fiscal 2013 to ₹ 41.58 billion in fiscal 2014. The effective tax rate increased from 26.9% in fiscal 2013 to 29.8% in fiscal 2014. The increase in effective tax rate was primarily due to creation of deferred tax liability (DTL) on special reserve and increase in surcharge from 5.0% in fiscal 2013 to 10.0% in fiscal 2014.

The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1) (viii) of the Income Tax Act, 1961. The Reserve Bank of India, through its circular dated December 20, 2013, advised the banks to create a DTL on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, the Bank created a DTL of ₹ 14.19 billion on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, the tax expense for fiscal 2014 was higher by ₹ 3.04 billion due to creation of DTL on the estimated Special Reserve for the year ended March 31, 2014.

Financial condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2013	At March 31, 2014	% change
Cash and bank balances	₹ 414.18	**₹ 415.30**	0.3%
Investments	1,713.94	**1,770.22**	3.3
- Government and other approved investments[1]	923.76	**951.65**	3.0
- RIDF and other related investments[2]	201.98	**248.19**	22.9
- Equity investment in subsidiaries	123.22	**120.22**	(2.4)
- Other investments	464.98	**450.16**	(3.2)
Advances	2,902.49	**3,387.03**	16.7
- Domestic	2,168.92	**2,490.07**	14.8
- Overseas branches	733.57	**896.96**	22.3
Fixed assets (including leased assets)	46.47	**46.78**	0.7
Other assets	290.87	**327.09**	12.5
Total assets	**₹ 5,367.95**	**₹ 5,946.42**	**10.8%**

1. Banks in India are required to maintain a specified percentage, currently 23.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.
2. Investments made in Rural Infrastructure Development Fund and other such entities pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

Total assets of the Bank increased by 10.8% from ₹ 5,367.95 billion at March 31, 2013 to ₹ 5,946.42 billion at March 31, 2014. Net advances increased by 16.7% from ₹ 2,902.49 billion at March 31, 2013 to ₹ 3,387.03 billion at March 31, 2014. Investments increased by 3.3% from ₹ 1,713.94 billion at March 31, 2013 to ₹ 1,770.22 billion at March 31, 2014.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased from ₹ 414.18 billion at March 31, 2013 to ₹ 415.30 billion at March 31, 2014 primarily due to increase in money at call and short notice and balances with RBI, offset, in part, by a decrease in deposits with other banks and term money lent.

Investments

Total investments increased by 3.3% from ₹ 1,713.94 billion at March 31, 2013 to ₹ 1,770.22 billion at March 31, 2014, primarily due to an increase in RIDF and other related investments made pursuant to shortfall in directed lending requirements by ₹ 46.21 billion, pass through certificates by ₹ 42.01 billion and investment in government securities by ₹ 27.89 billion. Corporate bonds and debentures decreased by ₹ 53.58 billion and commercial paper and certificates of deposit decreased by ₹ 16.25 billion at March 31, 2014 compared to March 31, 2013.

Advances

Net advances increased by 16.7% from ₹ 2,902.49 billion at March 31, 2013 to ₹ 3,387.03 billion at March 31, 2014 primarily due to increase in retail advances and overseas corporate advances. Net retail advances increased by 23.0% from ₹ 1,073.59 billion at March 31, 2013 to ₹ 1,320.11 billion at March 31, 2014. Net advances of overseas branches (including offshore banking unit), in dollar terms, increased by 11.1% from US$ 13.5 billion at March 31, 2013 to US$ 15.0 billion at March 31, 2014. However, due to rupee depreciation from ₹ 54.29 per US dollar at March 31, 2013 to ₹ 59.92 per US dollar at March 31, 2014, net advances of overseas branches (including offshore banking unit), in rupee terms, increased by 22.3% from ₹ 733.57 billion at March 31, 2013 to ₹ 896.96 billion at March 31, 2014.

Fixed and other assets

Fixed assets (net block) increased marginally from ₹ 46.47 billion at March 31, 2013 to ₹ 46.78 billion at March 31, 2014. Other assets increased from ₹ 290.87 billion at March 31, 2013 to ₹ 327.09 billion at March 31, 2014.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2013	At March 31, 2014	% change
Equity share capital	₹ 11.54	**₹ 11.55**	0.1%
Reserves	655.52	**720.58**	9.9
Deposits	2,926.14	**3,319.14**	13.4
- Savings deposits	856.51	**991.33**	15.7
- Current deposits	369.26	**432.45**	17.1
- Term deposits	1,700.37	**1,895.35**	11.5
Borrowings (excluding subordinated debt and preference share capital)	1,053.29	**1,142.24**	8.4
- Domestic	402.98	**333.38**	(17.3)
- Overseas branches	650.31	**808.86**	24.4
Subordinated debt (included in Tier-1 and Tier-2 capital)[1]	396.62	**401.85**	1.3
- Domestic	378.21	**381.51**	0.9
- Overseas branches	18.41	**20.34**	10.5
Preference share capital[1]	3.50	**3.50**	0.0
Other liabilities	321.34	**347.56**	8.2
Total liabilities	**₹ 5,367.95**	**₹ 5,946.42**	**10.8%**

1. Included in Schedule 4 - "Borrowings" of the balance sheet.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Total liabilities (including capital and reserves) increased by 10.8% from ₹ 5,367.95 billion at March 31, 2013 to ₹ 5,946.42 billion at March 31, 2014. Deposits increased from ₹ 2,926.14 billion at March 31, 2013 to ₹ 3,319.14 billion at March 31, 2014. Borrowings increased from ₹ 1,453.41 billion at March 31, 2013 to ₹ 1,547.59 billion at March 31, 2014.

Deposits

Deposits increased by 13.4% from ₹ 2,926.14 billion at March 31, 2013 to ₹ 3,319.14 billion at March 31, 2014. Term deposits increased from ₹ 1,700.37 billion at March 31, 2013 to ₹ 1,895.35 billion at March 31, 2014, while savings deposits increased from ₹ 856.51 billion at March 31, 2013 to ₹ 991.33 billion at March 31, 2014 and current deposits increased from ₹ 369.26 billion at March 31, 2013 to ₹ 432.45 billion at March 31, 2014. Total deposits at March 31, 2014 formed 68.2% of the funding (i.e., deposits and borrowings, other than preference share capital). The current and savings account deposits increased from ₹ 1,225.77 billion at March 31, 2013 to ₹ 1,423.78 billion at March 31, 2014.

Borrowings

Borrowings increased by 6.5% from ₹ 1,453.41 billion at March 31, 2013 to ₹ 1,547.59 billion at March 31, 2014 primarily due to an increase in overseas borrowings including call and term borrowings and refinance borrowings, offset, in part, by a decrease in transactions with RBI under LAF. The increase in overseas borrowings also reflects the depreciation of the rupee from ₹ 54.29 per US dollar at March 31, 2013 to ₹ 59.92 per US dollar at March 31, 2014.

Other liabilities

Other liabilities increased by 8.2% from ₹ 321.34 billion at March 31, 2013 to ₹ 347.56 billion at March 31, 2014.

Equity share capital and reserves

Equity share capital and reserves increased from ₹ 667.06 billion at March 31, 2013 to ₹ 720.58 billion at March 31, 2014 primarily due to accretion to reserves out of profit, offset, in part, by proposed dividend and the impact of DTL on Special Reserve created through reserves.

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Assets	At March 31, 2013	At March 31, 2014
Claims against the Bank, not acknowledged as debts	₹ 36.37	**₹ 42.24**
Liability for partly paid investments	0.13	**0.07**
Notional principal amount of outstanding forward exchange contracts	2,838.50	**2,691.37**
Guarantees given on behalf of constituents	944.17	**1,022.06**
Acceptances, endorsements and other obligations	621.18	**505.54**
Notional principal amount of currency swaps	565.47	**594.39**
Notional principal amount of interest rate swaps and currency options and interest rate futures	2,855.94	**2,919.04**
Other items for which the Bank is contingently liable	38.13	**39.60**
Total	**₹ 7,899.89**	**₹ 7,814.31**

1. All amounts have been rounded off to the nearest ₹ 10.0 million.

Contingent liabilities decreased from ₹ 7,899.89 billion at March 31, 2013 to ₹ 7,814.31 billion at March 31, 2014. The notional principal amount of outstanding forward exchange contracts decreased by 5.2% from ₹ 2,838.50 billion at March 31, 2013 to ₹ 2,691.37 billion at March 31, 2014 primarily on account of maturity of existing deals.

The Bank enters into foreign exchange forwards, options, swaps and other derivative products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risk and to manage its own interest rate and foreign exchange positions. The Bank manages its foreign exchange and interest rate risk with reference to limits set by RBI as well as those set internally. An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between interest rate pay and receive legs of the swaps which is generally much smaller than the notional principal of the swap. With respect to the transactions entered into with customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions and hence a large value of gross notional principal of the portfolio, while the net market risk is low. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with counter-party, the net market risk of the two transactions will be zero whereas the notional principal which is reflected as an off-balance sheet item will be the sum of both the transactions.

As a part of project financing and commercial banking activities, the Bank has issued guarantees to support regular business activities of clients. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Cash margins available to us to reimburse losses realised under guarantees amounted to ₹ 52.31 billion at March 31, 2014 and ₹ 44.29 billion at March 31, 2013. Other property or security may also be available to us to cover losses under guarantees.

Claims against the Bank, not acknowledged as debts represents demands made in certain tax and legal matters against the Bank in the normal course of business. In accordance with the Bank's accounting policy and Accounting Standard 29, the Bank has reviewed and classified these items as possible obligation based on legal opinion/judicial precedents/assessment by the Bank. No provision in excess of provisions already made in the financial statements is considered necessary.

The Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account in domestic operations aggregated to ₹ 5.69 billion at March 31, 2014 compared to ₹ 3.55 billion at March 31, 2013.

Capital resources

The Bank actively manages its capital to meet regulatory norms and current and future business needs considering the risks in its businesses, expectations of rating agencies, shareholders and investors and the available options for raising capital. The capital management framework of the Bank is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India (RBI) till March 31, 2013. During fiscal 2013, RBI issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2019 as per the transitional arrangement provided by RBI for Basel III implementation. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At March 31, 2014, the Bank is required to maintain minimum Common Equity Tier-1 (CET1) capital ratio of 5.00%, minimum Tier-1 capital ratio of 6.50% and minimum total capital ratio of 9.00%. Under Pillar 1 of RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The following table sets forth the capital adequacy ratios computed in accordance with Basel III guidelines of RBI at March 31, 2014.

₹ in billion, except percentages

Basel III	At March 31, 2014
CET1 capital	**₹ 637.38**
Tier-1 capital	**637.38**
Tier-2 capital	**245.13**
Total capital	**882.51**
Credit Risk — Risk Weighted Assets (RWA)	**4,409.13**
On balance sheet	**3,353.64**
Off balance sheet	**1,055.49**
Market Risk — RWA	**265.74**
Operational Risk — RWA	**311.16**
Total RWA	**₹ 4,986.03**
Total capital adequacy ratio	**17.70%**
CET1 capital adequacy ratio	**12.78%**
Tier-1 capital adequacy ratio	**12.78%**
Tier-2 capital adequacy ratio	**4.92%**

1. All amounts have been rounded off to the nearest ₹ 10.0 million.

The above table shows that the Bank is well capitalised to meet Basel III capital requirements with Tier-1 capital adequacy ratio of 12.78% as against the current requirement of 6.50% and total capital adequacy ratio of 17.70% as against the current requirement of 9.00%.

At March 31, 2014, consolidated Tier-1 capital adequacy ratio was 13.11% as against the current requirement of 6.50% and total consolidated capital adequacy ratio was 18.34% as against the current requirement of 9.00%.

The following section sets forth, a comparative analysis of the capital adequacy position at March 31, 2014 as compared to March 31, 2013 in accordance with Basel II guidelines of RBI

₹ in billion, except percentages

Basel II	At March 31, 2013	At March 31, 2014
Tier-1 capital	₹ 565.62	**₹ 665.40**
Tier-2 capital	262.74	**264.88**
Total capital	**828.36**	**930.28**
Credit Risk — RWA	3,894.82	**4,333.79**
Market Risk — RWA	254.68	**232.02**
Operational Risk — RWA	269.94	**311.16**
Total RWA	**₹ 4,419.44**	**₹ 4,876.97**
Total capital adequacy ratio	**18.74%**	**19.08%**
Tier-1 capital adequacy ratio	12.80%	**13.65%**
Tier-2 capital adequacy ratio	5.94%	**5.43%**

1. All amounts have been rounded off to the nearest ₹ 10.0 million.

Movement in the capital funds and risk weighted assets from March 31, 2013 to March 31, 2014

Capital funds (net of deductions) increased by ₹ 101.92 billion from ₹ 828.36 billion at March 31, 2013 to ₹ 930.28 billion at March 31, 2014 primarily due to accretion to reserves out of profit, decrease in deduction on account of securitisation and repatriation of capital from overseas banking subsidiary.

Credit risk RWA increased by ₹ 438.97 billion from ₹ 3,894.82 billion at March 31, 2013 to ₹ 4,333.79 billion at March 31, 2014 due to increase of ₹ 385.55 billion in RWA for on-balance sheet exposures and increase of ₹ 53.42 billion in RWA for off-balance sheet credit exposures.

Market risk RWA decreased by ₹ 22.66 billion from ₹ 254.68 billion at March 31, 2013 to ₹ 232.02 billion at March 31, 2014 due to decrease in general market risk RWA by ₹ 25.71 billion (capital charge of ₹ 2.31 billion), offset, in part, by increase in specific market risk RWA by ₹ 3.05 billion (capital charge of ₹ 0.28 billion).

The operational risk RWA at March 31, 2014 was ₹ 311.16 billion (capital charge of ₹ 28.00 billion). The operational risk capital charge is computed based on 15% of average of previous three financial years' gross income and is revised on an annual basis at June 30.

Internal assessment of capital

The capital management framework of the Bank includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both standalone bank level and the consolidated group level. The internal capital adequacy assessment process encompasses capital planning for a four year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which includes a comprehensive assessment of material risks. Stress testing, which is a key aspect of the internal capital adequacy assessment process and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position. Based on the Bank's Board-approved stress testing framework, the Bank conducts stress tests on various portfolios and assesses the impact on the capital ratios and the adequacy of capital buffers for current and future periods. The Bank periodically assesses and refines its stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. The business and capital plans and the stress testing results of the group entities are integrated into the internal capital adequacy assessment process.

Based on the internal capital adequacy assessment process, the Bank determines the level of capital that needs to be maintained by considering the following in an integrated manner:

- strategic focus, business plan and growth objectives;
- regulatory capital requirements as per RBI guidelines;
- assessment of material risks and impact of stress testing;
- perception of credit rating agencies, shareholders and investors;
- future strategy with regard to investments or divestments in subsidiaries; and
- evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

Key updates

On March 27, 2014, RBI deferred the introduction of capital conservation buffer (CCB) by a year to March 31, 2016. Basel III guidelines will now be fully implemented in India by March 31, 2019.

In December 2013, RBI issued draft guidelines on implementation of countercyclical capital buffer (CCCB). According to the guidelines, the CCCB would range from 0% to 2.5% of risk weighted assets of the bank. The variation in the credit-to-GDP ratio from its long-term trend would be a key parameter for identifying business cycles.

In December 2013, RBI issued a draft framework on capital surcharges for domestic systemically important banks (D-SIBs). The higher capital requirements applicable to D-SIBs would be implemented in a phased manner from April 2016 to April 2019. D-SIBs would be required to have additional Common Equity Tier 1 capital ranging from 0.2% to 0.8% of risk weighted assets.

RBI, through its circular in December 2013, deferred the introduction of credit value adjustment risk capital charge for over the counter derivatives. Credit value adjustment captures risk of mark-to-market losses due to deterioration in the credit worthiness of counterparty. Credit value adjustment risk capital charges is effective from April 1, 2014.

In January 2014, RBI issued the final guidelines on the treatment of exposures to entities with unhedged foreign currency exposure wherein it introduced incremental provisioning and capital requirements for bank exposures to entities with unhedged foreign currency exposures based on the likely loss to the entity due to movement in foreign exchange rates. The requirements are effective from April 1, 2014.

The Bank continues to monitor further developments and believe that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to adapt to the Basel III framework.

ASSET QUALITY AND COMPOSITION

Loan concentration

The Bank follows a policy of portfolio diversification and evaluates its total financing in a particular sector in light of its forecasts of growth and profitability for that sector. The Bank's Credit Risk Management Group monitors all major sectors of the economy and specifically tracks sectors in which the Bank has loans outstanding. The Bank seeks to respond to economic weakness through active portfolio management, by restricting exposure to weak sectors and increasing exposure to the segments that are growing and have been resilient.

The following tables set forth, at the dates indicated, the composition of the Bank's gross advances (net of write-offs).

₹ in billion, except percentages

	March 31, 2013		March 31, 2014	
	Total advances	% of total advances	Total advances	% of total advances
Retail finance[1,2]	₹ 1,124.11	37.7%	**₹ 1,418.23**	**40.8%**
Road, ports, telecom, urban development and other infrastructure	216.91	7.3	**253.96**	**7.3**
Power	186.06	6.2	**221.43**	**6.4**
Services – non-finance	203.52	6.8	**218.77**	**6.3**
Iron/steel and products	161.88	5.4	**188.32**	**5.4**
Services – finance	159.62	5.4	**122.00**	**3.5**
Crude petroleum/refining and petrochemicals	88.64	3.0	**103.47**	**3.0**
Construction	70.51	2.4	**83.75**	**2.4**
Electronics and engineering	66.27	2.2	**80.09**	**2.3**
Cement	66.64	2.2	**76.74**	**2.2**
Food and beverages	69.52	2.3	**71.25**	**2.1**
Metal & products (excluding iron & steel)	44.05	1.5	**69.01**	**2.0**
Wholesale/retail trade	55.75	1.9	**66.13**	**1.9**
Mining	80.73	2.7	**60.96**	**1.8**
Shipping	45.10	1.5	**59.46**	**1.7**
Manufacturing products (excluding metal)	32.44	1.0	**37.63**	**1.1**
Other industries[3]	312.41	10.5	**340.92**	**9.8**
Total	**₹ 2,984.16**	**100.0%**	**₹ 3,472.12**	**100.0%**

1. Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.
2. Includes loans against FCNR (B) deposits of ₹ 65.03 billion at March 31, 2014 (March 31, 2013: Nil).
3. Other industries primarily include developer financing portfolio, automobiles, chemical and fertilisers, textile, gems and jewellery, drugs and pharmaceuticals and FMCG.
4. All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, at the dates indicated, the composition of the Bank's gross (net of write-offs) outstanding retail finance portfolio.

₹ in billion, except percentages

	March 31, 2013		March 31, 2014	
	Total retail advances	% of total retail advances	Total retail advances	% of total retail advances
Home loans	₹ 578.63	51.5%	**₹ 709.17**	**50.0%**
Automobile loans	115.85	10.3	**155.15**	**10.9**
Commercial business	151.25	13.5	**125.31**	**8.8**
Business banking[1]	67.41	6.0	**83.10**	**5.9**
Personal loans	31.75	2.8	**46.90**	**3.3**
Credit cards	36.39	3.2	**36.16**	**2.6**
Others[2, 3]	142.83	12.7	**262.44**	**18.5**
Total retail finance portfolio[3]	**₹ 1,124.11**	**100.0%**	**₹ 1,418.23**	**100.0%**

1. Includes dealer financing and small ticket loans to small businesses.
2. Includes rural loans and loans against securities.
3. Includes loans against FCNR (B) deposits of ₹ 65.03 billion at March 31, 2014 (March 31, 2013: Nil).
4. All amounts have been rounded off to the nearest ₹ 10.0 million.

There was a healthy growth in the Bank's retail loan portfolio during fiscal 2014. The net retail loan portfolio of the Bank (excluding loans against FCNR (B) deposits) grew by 23.0% during the year.

Directed lending

RBI requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

RBI guideline on priority sector lending requires the banks to lend 40.0% of their adjusted net bank credit (ANBC) to certain activities carried out by the specified borrowers. The definition of ANBC includes certain investments and is computed with reference to the respective amounts at March 31 of the previous year. Further, RBI allowed exclusion from ANBC for loans extended in India against incremental FCNR (B)/NRE deposits from the date of July 26, 2013 and outstanding as on March 7, 2014.

Subsequent to March 31, 2014, RBI on May 15, 2014, instructed banks that the outstanding deposits at March 31 of the current year under Rural Infrastructure Development Fund (RIDF) and certain other funds established with National Bank for Agriculture and Rural Development will be treated as part of indirect agriculture and will count towards overall priority sector target achievement. The outstanding deposits under the above funds at March 31 of the previous year will form part of ANBC.

Priority sector includes lending to agricultural sector, food and agri-based industries, small enterprises/businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their ANBC to the agriculture sector and the balance to certain specified sectors. The banks are also required to lend 10.0% of their ANBC to certain borrowers under weaker sections category.

The Bank is required to comply with the priority sector lending requirements prescribed by RBI from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development/Small Industries Development Bank of India/National Housing Bank/

other Financial Institutions, as decided by the Reserve Bank from time to time, based on the allocations made by RBI. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At March 31, 2014, the Bank's total investment in such deposits was ₹ 248.19 billion.

Based on the RBI guideline dated May 15, 2014, at March 31, 2014, the Bank's priority sector lending was ₹ 1,010.30 billion, constituting 43.4% of ANBC against the requirement of 40.0% of ANBC. At that date, the qualifying total agriculture loans were ₹ 250.61 billion which was 10.8% of ANBC against the requirement of 18.0%. The advances to direct agriculture were ₹ 145.85 billion constituting about 46.4% of the requirement. The advances to weaker sections were ₹ 62.78 billion constituting about 27.0% of the requirement.

Classification of loans

The Bank classifies its assets as performing and non-performing in accordance with RBI guidelines. Under RBI guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days.

RBI has separate guidelines for restructured loans. A fully secured standard asset can be restructured by re-schedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. Similar guidelines apply to sub-standard loans.

The following table sets forth, at the dates indicated, information regarding the asset classification of the Bank's gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

	March 31, 2013	March 31, 2014
Non-performing assets		
Sub-standard assets	₹ 18.72	**₹ 22.42**
Doubtful assets	67.91	**62.74**
Loss assets	9.84	**20.38**
Total non-performing assets[1]	**₹ 96.47**	**₹ 105.54**

1. Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, at the dates indicated, information regarding the Bank's non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2012	₹ 95.63	₹ 18.94	₹ 3,059.84	**0.62%**
March 31, 2013	₹ 96.47	₹ 22.34	₹ 3,517.62	**0.64%**
March 31, 2014	**₹ 105.54**	**₹ 33.01**	**₹ 4,037.08**	**0.82%**

1. Net of write-offs, interest suspense and derivatives income reversal.
2. Includes advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

At March 31, 2014, gross NPAs (net of write-offs, interest suspense and derivatives income reversal) were ₹ 105.54 billion compared to ₹ 96.47 billion at March 31, 2013. Net NPAs were ₹ 33.01 billion at March 31, 2014 compared to ₹ 22.34 billion at March 31, 2013. The ratio of net NPAs to net customer assets increased from 0.64% at March 31, 2013 to 0.82% at March 31, 2014. During fiscal 2014, the Bank wrote-off NPAs, including retail NPAs, with an aggregate outstanding of ₹ 21.77 billion compared to ₹ 16.46 billion during fiscal 2013.

Provision coverage ratio of the Bank (i.e. total provisions made against NPAs as a percentage of gross NPAs) at March 31, 2014 was 68.6%. At March 31, 2014, total general provision held against standard assets was ₹ 19.32 billion.

The following table sets forth, at March 31, 2013 and March 31, 2014, the composition of gross non-performing assets by industry sector.

₹ in billion, except percentages

	March 31, 2013		March 31, 2014	
	Amount	%	Amount	%
Retail finance[1]	₹ 58.14	60.3%	**₹ 41.17**	**39.0%**
Road, ports, telecom, urban development and other infrastructure	0.14	0.1	**8.19**	**7.8**
Power	0.09	0.1	**0.07**	**0.1**
Services – non-finance	8.77	9.1	**15.18**	**14.4**
Iron/steel and products	1.99	2.1	**2.43**	**2.3**
Services – finance	0.00	0.0	**0.57**	**0.5**
Crude petroleum/refining and petrochemicals	0.04	0.0	**0.02**	**0.0**
Construction	2.24	2.3	**3.19**	**3.0**
Electronics and engineering	2.59	2.7	**2.93**	**2.8**
Cement	—	—	**0.30**	**0.3**
Food and beverages	1.94	2.0	**3.68**	**3.5**
Metal & products (excluding iron & steel)	1.06	1.1	**1.05**	**1.0**
Wholesale/retail trade	4.16	4.3	**4.07**	**3.9**
Mining	0.20	0.2	**0.20**	**0.2**
Shipping	0.38	0.4	**0.67**	**0.6**
Manufacturing products (excluding metal)	1.33	1.4	**1.25**	**1.2**
Other industries[2]	13.40	13.9	**20.57**	**19.4**
Total	**₹ 96.47**	**100.0%**	**₹ 105.54**	**100.0%**

1. Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.
2. Other industries primarily include textile, chemical and fertilisers, gems and jewellery, drugs and pharmaceuticals, FMCG, automobiles and developer financing.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

At March 31, 2014, net non-performing loans in the retail portfolio were 0.62% of net retail loans as compared with 0.72% at March 31, 2013. The decline in the ratio was primarily on account of continued low in accretion to retail NPAs.

The Bank's aggregate investments in security receipts issued by asset reconstruction companies were ₹ 8.84 billion at March 31, 2014 as compared to ₹ 11.47 billion at March 31, 2013.

During fiscal 2014, the Bank restructured standard loans of 35 corporate and 710 agri borrowers (under a drought relief restructuring scheme) amounting to ₹ 57.55 billion (outstanding loans to these borrowers at March 31, 2014: ₹ 62.31 billion) as compared to 23 borrowers amounting to ₹ 16.78 billion during fiscal 2013 (outstanding loans to these borrowers at March 31, 2013: ₹ 18.14 billion). Net outstanding loans to borrowers whose facilities have been restructured increased from ₹ 53.15 billion at March 31, 2013 to ₹ 105.58 billion at March 31, 2014.

Segment information

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The standalone segmental report for fiscal 2014, based on the segments identified and defined by RBI, has been presented as follows:

- *Retail Banking* includes exposures of the Bank, which satisfy the four qualifying criteria of 'regulatory retail portfolio' as stipulated by RBI guidelines on the Basel II framework.
- *Wholesale Banking* includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per RBI guidelines for the Bank.
- *Treasury* includes the entire investment portfolio of the Bank.
- *Other Banking* includes leasing operations and other items not attributable to any particular business segment of the Bank.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the retail banking segment increased from ₹ 9.55 billion in fiscal 2013 to ₹ 18.30 billion in fiscal 2014 primarily due to increase in net interest income and non-interest income, offset, in part, by increase in non-interest expenses.

Net interest income increased by 37.2% from ₹ 42.09 billion in fiscal 2013 to ₹ 57.73 billion in fiscal 2014 primarily due to growth in loan portfolio and increase in average current account and savings account deposits of the retail banking segment.

Non-interest income increased by 19.0% from ₹ 30.42 billion in fiscal 2013 to ₹ 36.21 billion in fiscal 2014, primarily due to higher level lending linked fees, third party product distribution fees, fees from credit card portfolio and transaction banking fees.

Non-interest expenses increased by 21.1% from ₹ 63.22 billion in fiscal 2013 to ₹ 76.58 billion in fiscal 2014, primarily due to increase in retail lending business and increase in operating expenses due to expansion in branch network.

In fiscal 2014, there was write-back of ₹ 0.94 billion compared to write-back of ₹ 0.24 billion in fiscal 2013 primarily due to write-back/lower provisions for loan losses in the retail asset portfolio.

Wholesale banking segment

Profit before tax of the wholesale banking segment decreased from ₹ 66.19 billion in fiscal 2013 to ₹ 65.88 billion in fiscal 2014 primarily due to increase in provisions offset, in part, by increase in net interest income and non-interest income.

Net interest income increased by 10.1% from ₹ 68.46 billion in fiscal 2013 to ₹ 75.39 billion in fiscal 2014 primarily due to growth in loan portfolio in the wholesale banking segment. Non-interest income increased by 6.1% from ₹ 38.22 billion in fiscal 2013 to ₹ 40.57 billion in fiscal 2014, primarily due to increase in lending linked fee income. Provisions were higher primarily due to increase in additions to NPAs and restructured loans in the SME and corporate loan portfolio resulting in a higher provision requirement.

Treasury segment

Profit before tax of the treasury segment increased from ₹ 36.54 billion in fiscal 2013 to ₹ 52.52 billion in fiscal 2014 primarily due to increase in non-interest income. The non-interest income was higher primarily due to higher level of dividend income from subsidiaries, realised gain on government securities portfolio and other fixed income positions, exchange gain on repatriation of retained earnings from overseas branches and foreign exchange trading gains.

Other banking segment

Profit before tax of other banking segment in fiscal 2014 was ₹ 2.98 billion compared to profit of ₹ 1.69 billion in fiscal 2013 primarily due to higher non-interest income and lower provisions.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax including the results of operations of ICICI Bank's subsidiaries and other consolidating entities increased by 15.0% from ₹ 96.04 billion in fiscal 2013 to ₹ 110.41 billion in fiscal 2014 primarily due to increase in the profit of ICICI Bank and ICICI Lombard General Insurance Company Limited (ICICI General). The consolidated return on average equity increased from 14.66% in fiscal 2013 to 14.91% in fiscal 2014.

Profit after tax of ICICI Prudential Life Insurance Company Limited (ICICI Life) increased from ₹ 14.96 billion in fiscal 2013 to ₹ 15.67 billion in fiscal 2014 due to lower expenses. Commission expenses decreased primarily on account of change in product mix from conventional products to linked products as linked products have lower commission rates. New business annual premium equivalent decreased by 2.5% from ₹ 35.32 billion during fiscal 2013 to ₹ 34.44 billion during fiscal 2014.

Profit after tax of ICICI General increased from ₹ 3.06 billion in fiscal 2013 to ₹ 5.11 billion in fiscal 2014 primary due to higher premium income, investment income and commission income offset, in part, by increase in claims and benefits paid and operating expenses.

Profit after tax of ICICI Bank Canada increased from ₹ 2.37 billion (CAD 43.6 million) in fiscal 2013 to ₹ 2.77 billion (CAD 48.3 million) in fiscal 2014 primarily due to increase in net interest income and fee income. The increase was offset, in part, by increase in provisions and operating expenses. The increase in net interest income was due to increase in net interest margin.

Profit after tax of ICICI Bank UK Plc increased from ₹ 0.78 billion (US$ 14.4 million) in fiscal 2013 to ₹ 1.52 billion (US$ 25.2 million) in fiscal 2014 primarily due to increase in net interest income and fee income and lower provisions. The increase in net interest income was on account of increase in average volume of interest-earning assets.

Profit after tax of ICICI Bank Eurasia Limited Liability Company decreased from ₹ 0.33 billion in fiscal 2013 to ₹ 0.14 billion in fiscal 2014 primarily due to increase in provision on investments and loans and decrease in net interest income.

Profit after tax of ICICI Securities Primary Dealership Limited increased from ₹ 1.22 billion in fiscal 2013 to ₹ 1.32 billion in fiscal 2014 due to increase in trading gains and net interest income.

Consolidated profit after tax of ICICI Securities Limited and its subsidiaries increased from ₹ 0.64 billion in fiscal 2013 to ₹ 0.91 billion in fiscal 2014 primarily due to increase in brokerage income and net interest income offset, in part, by increase in staff cost.

Profit after tax of ICICI Home Finance Company Limited increased from ₹ 2.20 billion in fiscal 2013 to ₹ 2.23 billion in fiscal 2014 primarily due to increase in fee income offset, in part, by decrease in net interest income.

Profit after tax of ICICI Prudential Asset Management Company Limited increased from ₹ 1.10 billion in fiscal 2013 to ₹ 1.83 billion in fiscal 2014 primarily due to increase in fee income on account of increase in average assets under management and margins on mutual fund operations. This was offset, in part, by increase in administrative expenses.

Profit after tax of ICICI Venture Funds Management Company Limited increased from ₹ 0.20 billion in fiscal 2013 to ₹ 0.33 billion in fiscal 2014 primarily due to increase in income from venture capital funds and other income offset, in part, by decrease in management fees.

Consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 6,748.22 billion at March 31, 2013 to ₹ 7,475.26 billion at March 31, 2014 primarily due to increase in assets of ICICI Bank, ICICI Bank UK, ICICI Life and ICICI General. Consolidated advances of the Bank and its subsidiaries increased from ₹ 3,299.74 billion at March 31, 2013 to ₹ 3,873.42 billion at March 31, 2014.

The following table sets forth, for the periods indicated, the profit/(loss) of the Bank's principal subsidiaries.

₹ in billion

Company	Fiscal 2013	Fiscal 2014
ICICI Prudential Life Insurance Company Limited	₹ 14.96	**₹ 15.67**
ICICI Lombard General Insurance Company Limited	3.06	**5.11**
ICICI Bank Canada	2.37	**2.77**
ICICI Bank UK Plc	0.78	**1.52**
ICICI Bank Eurasia Limited Liability Company	0.33	**0.14**
ICICI Securities Primary Dealership Limited	1.22	**1.32**
ICICI Securities Limited (consolidated)	0.64	**0.91**
ICICI Home Finance Company Limited	2.20	**2.23**
ICICI Prudential Asset Management Company Limited	1.10	**1.83**
ICICI Venture Funds Management Company Limited	₹ 0.20	**₹ 0.33**

All amounts have been rounded off to the nearest ₹ 10.0 million.

Key Financial Indicators: Last Ten Years

Profit After Tax


₹ in billion
100
90
80
70
60
50
40
30
20
10
98.10
83.25
64.65
51.51
41.58
40.25
37.58
31.10
25.40
20.05
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 FY
Profit After Tax

Dividend Per Share

₹

25
20
15
10
5
0

8.50 8.50 10.00 11.00 11.00 12.00 14.00 16.50 20.00 23.00

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 FY

Dividend Per Share

For fiscal 2014, represents proposed dividend.

Deposits


₹ in billion
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
998.19
1,650.83
2,305.10
2,444.31
2,183.48
2,020.17
2,256.02
2,555.00
2,926.13
3,319.14
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 FY
Deposits

Advances


₹ in billion
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
914.05
1,461.63
1,958.66
2,256.16
2,183.11
1,812.06
2,163.66
2,537.28
2,902.49
3,387.03
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 FY
Advances

₹ in billion, except per share data

	At year-end fiscal									
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Net interest income	29.32	39.07	56.37	73.04	83.67	81.14	90.17	107.34	138.66	164.75
Earnings per share (Basic)	27.55	32.49	34.84	39.39	33.76	36.14	45.27	56.11	72.20	84.99
Earnings per share (Diluted)	27.33	32.15	34.64	39.15	33.70	35.99	45.06	55.95	71.93	84.65
Total assets	1,676.59	2,513.89	3,446.58	3,997.95	3,793.01	3,634.00	4,062.34	4,890.69	5,367.95	5,946.42
Equity capital & reserves	125.50	222.06	243.13	464.71	495.33	516.18	550.91	604.05	667.06	732.13
Total capital adequacy ratio	11.8%	13.4%	11.7%	14.0%[1]	15.5%[1]	19.4%[1]	19.5%[1]	18.5%[1]	18.7%[1]	17.7%[2]

1. Total capital adequacy ratio has been calculated as per Basel II framework.
2. Total capital adequacy ratio has been calculated as per Basel III framework.

ICICI Bank

financials

independent auditors' report

To the Members of ICICI Bank Limited

REPORT ON THE FINANCIAL STATEMENTS

1. We have audited the attached Balance Sheet of ICICI Bank Limited (the 'Bank') as at 31 March 2014 and also the Profit and Loss Account and Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory information. Incorporated in the said financial statements are the returns of the Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches of the Bank, audited by other auditors.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

2. Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Bank in accordance with accounting principles generally accepted in India, including the Accounting Standards notified under the Companies Act, 1956 ('the Act'), read with General Circular 8/2014 dated 4 April 2014 issued by the Ministry of Corporate Affairs and with guidelines issued by the Reserve Bank of India ('RBI') insofar as they are applicable to the Bank and in conformity with Form A and B (revised) of the Third Schedule to the Banking Regulation Act, 1949 as applicable. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

3. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
4. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
5. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

6. In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Banking Regulation Act, 1949 and the Act in the manner so required for banking companies, and give a true and fair view in conformity with the accounting principles generally accepted in India:
   a) in the case of the Balance Sheet, of the state of affairs of the Bank as at 31 March 2014;
   b) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and
   c) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

7. The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provision of section 29 of the Banking Regulation Act, 1949 read with section 211 of the Act.
8. We report that:
   (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit and have found them to be satisfactory;
   (b) In our opinion, the transactions of the Bank which have come to our notice have been within its powers;
   (c) The financial accounting systems of the Bank are centralised and therefore, accounting returns for the purpose of preparing financial statements are not required to be submitted by the branches; we have visited 110 branches for the purpose of our audit;
9. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Act, to the extent they are not inconsistent with the guidelines issued by RBI.
10. We further report that:
    (a) In our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books;
    (b) The Balance Sheet, Profit and Loss Account, and Cash Flow Statement dealt with by this Report are in agreement with the books of account;
    (c) On the basis of written representations received from the directors as on 31 March 2014, and taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2014, from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

OTHER MATTER

11. We did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches, whose financial statements reflect total assets of ₹ 1,630,498 million as at 31 March 2014, the total revenue of ₹ 69,223 million for the year ended 31 March 2014 and net cash flows amounting to ₹ 209,916 million for the year ended 31 March 2014. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E

per Shrawan Jalan
Partner
Membership No.: 102102

Place: Mumbai
Date: 25 April 2014

balance sheet

ICICI Bank **at March 31, 2014** **(₹ in '000s)**

	Schedule	At 31.03.2014	*At 31.03.2013*
CAPITAL AND LIABILITIES			
Capital	1	**11,550,446**	*11,536,362*
Employees stock options outstanding		**65,744**	*44,835*
Reserves and surplus	2	**720,517,086**	*655,478,392*
Deposits	3	**3,319,136,570**	*2,926,136,257*
Borrowings	4	**1,547,590,539**	*1,453,414,944*
Other liabilities and provisions	5	**347,555,454**	*321,336,021*
TOTAL CAPITAL AND LIABILITIES		**5,946,415,839**	*5,367,946,811*
ASSETS			
Cash and balances with Reserve Bank of India	6	**218,218,262**	*190,527,309*
Balances with banks and money at call and short notice	7	**197,077,695**	*223,647,879*
Investments	8	**1,770,218,164**	*1,713,935,993*
Advances	9	**3,387,026,492**	*2,902,494,351*
Fixed assets	10	**46,781,360**	*46,470,587*
Other assets	11	**327,093,866**	*290,870,692*
TOTAL ASSETS		**5,946,415,839**	*5,367,946,811*
Contingent liabilities	12	**7,814,304,451**	*7,899,893,146*
Bills for collection		**135,349,056**	*123,945,258*
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
Chartered Accountants
ICAI Firm Registration no.: 301003E

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 25, 2014

P. SANKER
Senior General Manager
(Legal) & Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

profit and loss account

for the year ended March 31, 2014 **(₹ in '000s)**

		Schedule	Year ended 31.03.2014	*Year ended 31.03.2013*
I.	**INCOME**			
	Interest earned	13	**441,781,528**	*400,755,969*
	Other income	14	**104,278,721**	*83,457,012*
	TOTAL INCOME		**546,060,249**	*484,212,981*
II.	**EXPENDITURE**			
	Interest expended	15	**277,025,886**	*262,091,848*
	Operating expenses	16	**103,088,614**	*90,128,837*
	Provisions and contingencies (refer note 18.35)		**67,840,979**	*48,737,569*
	TOTAL EXPENDITURE		**447,955,479**	*400,958,254*
III.	**PROFIT/(LOSS)**			
	Net profit for the year		**98,104,770**	*83,254,727*
	Profit brought forward		**99,022,874**	*70,542,323*
	TOTAL PROFIT/(LOSS)		**197,127,644**	*153,797,050*
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**24,530,000**	*20,820,000*
	Transfer to Reserve Fund		**46,146**	*27,775*
	Transfer to Capital Reserve		**760,000**	*330,000*
	Transfer to/(from) Investment Reserve Account		**1,270,000**	—
	Transfer to Revenue and other reserves		—	—
	Transfer to Special Reserve		**9,000,000**	*7,600,000*
	Dividend (including corporate dividend tax) for the previous year paid during the year		**(539,685)**	*2,491*
	Proposed equity share dividend		**26,562,812**	*23,072,271*
	Proposed preference share dividend		**35**	*35*
	Corporate dividend tax		**2,312,451**	*2,921,604*
	Balance carried over to balance sheet		**133,185,885**	*99,022,874*
	TOTAL		**197,127,644**	*153,797,050*
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (refer note 18.1)				
	Basic (₹)		**84.99**	*72.20*
	Diluted (₹)		**84.65**	*71.93*
Face value per share (₹)			**10.00**	*10.00*

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
Chartered Accountants
ICAI Firm Registration no.: 301003E

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.:102102

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 25, 2014

P. SANKER
Senior General Manager
(Legal) & Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

cash flow statement

ICICI Bank **for the year ended March 31, 2014** **(₹ in '000s)**

		Year ended 31.03.2014	*Year ended 31.03.2013*
Cash flow from operating activities			
Profit before taxes		139,681,708	*113,966,897*
Adjustments for:			
Depreciation and amortisation		6,547,956	*5,709,115*
Net (appreciation)/depreciation on investments		(420,558)	*4,647,716*
Provision in respect of non-performing and other assets		22,522,704	*13,948,385*
Prudential provision for standard assets		2,487,696	*1,439,082*
Provision for contingencies & others		542,464	*1,376,106*
Income from subsidiaries, joint ventures and consolidated entities		(13,158,016)	*(9,416,200)*
(Profit)/loss on sale of fixed assets		(1,363,815)	*(352,510)*
Employees stock options grants		20,909	*20,981*
	(i)	156,861,048	*131,339,572*
Adjustments for:			
(Increase)/decrease in investments		78,314,244	*(22,717,062)*
(Increase)/decrease in advances		(510,443,893)	*(380,239,011)*
Increase/(decrease) in deposits		393,000,313	*371,136,697*
(Increase)/decrease in other assets		(50,813,059)	*12,992,477*
Increase/(decrease) in other liabilities and provisions		21,377,255	*30,496,358*
	(ii)	(68,565,140)	*11,669,459*
Refund/(payment) of direct taxes	(iii)	(41,609,922)	*(31,988,940)*
Net cash flow from/(used in) operating activities (i+ii+iii)	(A)	46,685,986	*111,020,091*
Cash flow from investing activities			
Redemption from/(Investments in) subsidiaries and/or joint ventures (including application money)		6,129,087	*4,050,772*
Income from subsidiaries, joint ventures and consolidated entities		13,158,016	*9,416,200*
Purchase of fixed assets		(6,784,647)	*(5,883,595)*
Proceeds from sale of fixed assets		1,992,598	*1,241,898*
(Purchase)/sale of held to maturity securities		(136,959,843)	*(103,140,846)*
Net cash used in investing activities	(B)	(122,464,789)	*(94,315,571)*
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		761,819	*447,516*
Net proceeds/(repayment) of borrowings		93,076,098	*50,676,148*
Dividend and dividend tax paid		(25,454,225)	*(21,226,474)*
Net cash generated from/(used in) financing activities	(C)	68,383,692	*29,897,190*
Effect of exchange fluctuation on translation reserve	(D)	8,515,880	*5,280,344*
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		1,120,769	*51,882,054*
Cash and cash equivalents at beginning of the year		414,175,188	*362,293,134*
Cash and cash equivalents at end of the year		415,295,957	*414,175,188*

Significant accounting policies and notes to accounts (refer schedule 17 & 18)

1. Refer item no. 15 in Schedule 17 Significant accounting policies.

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP Chartered Accountants ICAI Firm Registration no.: 301003E	K. V. KAMATH Chairman	HOMI KHUSROKHAN Director	CHANDA KOCHHAR Managing Director & CEO
SHRAWAN JALAN Partner Membership no.:102102	N. S. KANNAN Executive Director	K. RAMKUMAR Executive Director	RAJIV SABHARWAL Executive Director
Place : Mumbai Date : April 25, 2014	P. SANKER Senior General Manager (Legal) & Company Secretary	RAKESH JHA Chief Financial Officer	AJAY MITTAL Chief Accountant

forming part of the Balance Sheet (₹ in '000s)

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 1 - CAPITAL		
Authorised capital		
1,275,000,000 equity shares of ₹ 10 each (March 31, 2013: 1,275,000,000 equity shares of ₹ 10 each)	**12,750,000**	*12,750,000*
15,000,000 shares of ₹ 100 each (March 31, 2013: 15,000,000 shares of ₹ 100 each)[1]	**1,500,000**	*1,500,000*
350 preference shares of ₹ 10 million each (March 31, 2013: 350 preference shares of ₹ 10 million each)[2]	**3,500,000**	*3,500,000*
Equity share capital		
Issued, subscribed and paid-up capital		
1,153,581,715 equity shares of ₹ 10 each (March 31, 2013: 1,152,714,442 equity shares)	**11,535,817**	*11,527,144*
Add: 1,405,540 equity shares of ₹ 10 each (March 31, 2013: 867,273 equity shares) issued pursuant to exercise of employee stock options	**14,055**	*8,673*
Less: 154,486 equity shares of ₹ 10 each forfeited (March 31, 2013: Nil)	**1,545**	*—*
	11,548,327	*11,535,817*
Less: Calls unpaid	**—**	*(225)*
Add: 266,089 equity shares of ₹ 10 each forfeited (March 31, 2013: 111,603 equity shares)	**2,119**	*770*
TOTAL CAPITAL	**11,550,446**	*11,536,362*

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.
2. Pursuant to RBI circular the issued and paid-up preference shares are grouped under Schedule 4 - "Borrowings".

ICICI Bank **forming part of the Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	110,736,519	*89,916,519*
Additions during the year	24,530,000	*20,820,000*
Deductions during the year	—	—
Closing balance	135,266,519	*110,736,519*
II. Special reserve		
Opening balance	45,790,000	*38,190,000*
Additions during the year	9,000,000	*7,600,000*
Deductions during the year	—	—
Closing balance	54,790,000	*45,790,000*
III. Securities premium		
Opening balance	314,030,282	*313,591,445*
Additions during the year[1]	945,935	*438,837*
Deductions during the /year	—	—
Closing balance	314,976,217	*314,030,282*
IV. Investment reserve account		
Opening balance	—	—
Additions during the year	1,270,000	—
Deductions during the year	—	—
Closing balance	1,270,000	—
V. Capital reserve		
Opening balance	22,172,500	*21,842,500*
Additions during the year[2]	760,000	*330,000*
Deductions during the year	—	—
Closing balance	22,932,500	*22,172,500*
VI. Foreign currency translation reserve		
Opening balance	13,825,964	*8,545,620*
Additions during the year	10,738,333	*5,280,344*
Deductions during the year[3]	(2,222,453)	—
Closing balance	22,341,844	*13,825,964*
VII. Reserve fund		
Opening balance	49,719	*21,944*
Additions during the year[4]	46,146	*27,775*
Deductions during the year	—	—
Closing balance	95,865	*49,719*
VIII. Revenue and other reserves		
Opening balance	49,850,534	*49,850,534*
Additions during the year	—	—
Deductions during the year[5]	(14,192,278)	—
Closing balance	35,658,256	*49,850,534*
IX. Balance in profit and loss account	133,185,885	*99,022,874*
TOTAL RESERVES AND SURPLUS	720,517,086	*655,478,392*

1. Includes ₹ 731.7 million (March 31, 2013: ₹ 435.1 million) on exercise of employee stock options.
2. Includes appropriations made for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.
3. Represents exchange profit on repatriation of retained earnings from overseas branches.
4. Includes appropriations made to Reserve Fund and Investment Fund Account in accordance with regulations applicable to Sri Lanka branch.
5. Represents amount utilised for creation of deferred tax liability on balance in Special Reserve at March 31, 2013 in accordance with RBI circular dated December 20, 2013.

forming part of the Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	25,476,803	*20,385,877*
ii) From others	406,977,333	*348,869,273*
II. Savings bank deposits	991,329,979	*856,507,376*
III. Term deposits		
i) From banks	102,299,809	*117,888,455*
ii) From others	1,793,052,646	*1,582,485,276*
TOTAL DEPOSITS	3,319,136,570	*2,926,136,257*
B. I. Deposits of branches in India	3,161,544,668	*2,750,258,700*
II. Deposits of branches outside India	157,591,902	*175,877,557*
TOTAL DEPOSITS	3,319,136,570	*2,926,136,257*
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	85,800,000	*156,250,000*
ii) Other banks	2,995,750	*18,714,125*
iii) Other institutions and agencies		
a) Government of India	—	—
b) Financial institutions	99,395,771	*60,590,413*
iv) Borrowings in the form of bonds and debentures (excluding subordinated debt)	15,713,962	*15,517,800*
v) Application money-bonds	—	—
vi) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	13,010,000	*13,010,000*
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	98,166,998	*98,174,210*
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	*3,500,000*
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	216,411,732	*218,168,041*
TOTAL BORROWINGS IN INDIA	534,994,213	*583,924,589*
II. Borrowings outside India		
i) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	20,336,164	*18,413,008*
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	53,923,500	*48,856,500*
ii) Bonds and notes	382,510,395	*306,197,996*
iii) Other borrowings[1]	555,826,267	*496,022,851*
TOTAL BORROWINGS OUTSIDE INDIA	1,012,596,326	*869,490,355*
TOTAL BORROWINGS	1,547,590,539	*1,453,414,944*

1. Includes borrowings guaranteed by Government of India for the equivalent of ₹ 16,353.2 million (March 31, 2013: ₹ 15,815.0 million).
2. Secured borrowings in I and II above amount to Nil (March 31, 2013: Nil) except borrowings of ₹ 83,307.7 million (March 31, 2013: ₹ 150,003.7 million) under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility.

ICICI Bank **forming part of the Balance Sheet** *(Contd.)* (₹ in '000s)

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**48,448,212**	*39,160,376*
II. Inter-office adjustments (net)	**—**	*1,347,187*
III. Interest accrued	**38,695,810**	*29,178,174*
IV. Sundry creditors	**45,130,364**	*62,336,969*
V. Provision for standard assets	**19,317,632**	*16,235,086*
VI. Others[1]	**195,963,436**	*173,078,229*
TOTAL OTHER LIABILITIES AND PROVISIONS	**347,555,454**	*321,336,021*

1. Includes:
   a) Proposed dividend amounting to ₹ 26,562.8 million (March 31, 2013: ₹ 23,072.3 million).
   b) Corporate dividend tax payable amounting to ₹ 2,312.5 million (March 31, 2013: ₹ 2,921.6 million).

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**51,869,228**	*46,774,823*
II. Balances with Reserve Bank of India in current accounts	**166,349,034**	*143,752,486*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**218,218,262**	*190,527,309*
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**4,529,211**	*3,462,734*
b) In other deposit accounts	**27,032**	*36,008,368*
ii) Money at call and short notice		
a) With banks	**4,793,200**	*53,000,000*
b) With other institutions	**27,865,322**	*—*
TOTAL	**37,214,765**	*92,471,102*
II. Outside India		
i) In current accounts	**29,188,494**	*19,249,648*
ii) In other deposit accounts	**44,399,063**	*87,128,213*
iii) Money at call and short notice	**86,275,373**	*24,798,916*
TOTAL	**159,862,930**	*131,176,777*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**197,077,695**	*223,647,879*

forming part of the Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 8 - INVESTMENTS		
I. Investments in India [net of provisions]		
i) Government securities	**951,820,555**	*923,762,915*
ii) Other approved securities	**—**	*—*
iii) Shares (includes equity and preference shares)	**24,017,918**	*25,050,852*
iv) Debentures and bonds	**121,203,629**	*174,775,171*
v) Subsidiaries and/or joint ventures	**65,482,766**	*65,482,766*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	**533,636,254**	*447,127,306*
TOTAL INVESTMENTS IN INDIA	**1,696,161,122**	*1,636,199,010*
II. Investments outside India [net of provisions]		
i) Government securities	**7,095,945**	*6,574,742*
ii) Subsidiaries and/or joint ventures abroad (includes equity and preference shares)	**59,553,372**	*62,475,493*
iii) Others (equity shares, bonds and certificate of deposits)	**7,407,725**	*8,686,748*
TOTAL INVESTMENTS OUTSIDE INDIA	**74,057,042**	*77,736,983*
TOTAL INVESTMENTS	**1,770,218,164**	*1,713,935,993*
A. Investments in India		
Gross value of investments	**1,719,617,326**	*1,663,577,178*
Less: Aggregate of provision/depreciation/(appreciation)	**23,456,204**	*27,378,168*
Net investments	**1,696,161,122**	*1,636,199,010*
B. Investments outside India		
Gross value of investments	**74,375,855**	*77,981,759*
Less: Aggregate of provision/depreciation/(appreciation)	**318,813**	*244,776*
Net investments	**74,057,042**	*77,736,983*
TOTAL INVESTMENTS	**1,770,218,164**	*1,713,935,993*
SCHEDULE 9 - ADVANCES [net of provisions]		
A. i) Bills purchased and discounted	**83,655,926**	*61,532,333*
ii) Cash credits, overdrafts and loans repayable on demand	**552,132,982**	*451,092,674*
iii) Term loans	**2,751,237,584**	*2,389,869,344*
TOTAL ADVANCES	**3,387,026,492**	*2,902,494,351*
B. i) Secured by tangible assets (includes advances against book debts)	**2,858,197,549**	*2,471,296,382*
ii) Covered by bank/government guarantees	**41,650,261**	*22,221,201*
iii) Unsecured	**487,178,682**	*408,976,768*
TOTAL ADVANCES	**3,387,026,492**	*2,902,494,351*
C. I. Advances in India		
i) Priority sector	**645,517,532**	*597,940,480*
ii) Public sector	**27,754,783**	*13,438,496*
iii) Banks	**287,641**	*187,857*
iv) Others	**1,816,506,450**	*1,557,357,190*
TOTAL ADVANCES IN INDIA	**2,490,066,406**	*2,168,924,023*
II. Advances outside India		
i) Due from banks	**5,935,596**	*18,107,068*
ii) Due from others		
a) Bills purchased and discounted	**33,737,778**	*17,437,061*
b) Syndicated and term loans	**752,854,831**	*680,864,553*
c) Others	**104,431,881**	*17,161,646*
TOTAL ADVANCES OUTSIDE INDIA	**896,960,086**	*733,570,328*
TOTAL ADVANCES	**3,387,026,492**	*2,902,494,351*

ICICI Bank **forming part of the Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	**38,822,279**	*38,625,073*
Additions during the year	**1,448,393**	*1,124,842*
Deductions during the year	**(631,434)**	*(927,636)*
Depreciation to date[1]	**(8,668,942)**	*(7,543,258)*
Net block[2]	**30,970,296**	*31,279,021*
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	**40,314,014**	*38,319,238*
Additions during the year	**4,986,935**	*4,521,473*
Deductions during the year	**(2,733,674)**	*(2,526,697)*
Depreciation to date[3]	**(29,089,823)**	*(27,470,762)*
Net block	**13,477,452**	*12,843,252*
III. Assets given on lease		
At cost at March 31 of preceding year	**17,299,544**	*17,299,544*
Additions during the year	—	—
Deductions during the year	—	—
Depreciation to date, accumulated lease adjustment and provisions[4]	**(14,965,932)**	*(14,951,230)*
Net block	**2,333,612**	*2,348,314*
TOTAL FIXED ASSETS	**46,781,360**	*46,470,587*

1. Includes depreciation charge amounting to ₹ 1,222.7 million (March 31, 2013: ₹ 1,137.0 million).
2. Includes assets of ₹ 12.7 million (March 31, 2013: Nil) which are held for sale.
3. Includes depreciation charge amounting to ₹ 4,220.0 million (March 31, 2013: ₹ 3,436.4 million).
4. Includes depreciation charge/lease adjustment amounting to ₹ 317.0 million (March 31, 2013: ₹ 328.2 million).

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	**1,816,918**	—
II. Interest accrued	**47,159,107**	*44,902,010*
III. Tax paid in advance/tax deducted at source (net)	**39,263,411**	*36,098,478*
IV. Stationery and stamps	**2,995**	*10,045*
V. Non-banking assets acquired in satisfaction of claims[1]	**671,126**	*576,833*
VI. Advances for capital assets	**936,223**	*1,154,106*
VII. Deposits	**11,123,670**	*10,868,027*
VIII. Deferred tax asset (net)[2]	**7,468,610**	*24,793,018*
IX. Others	**218,651,805**	*172,468,175*
TOTAL OTHER ASSETS	**327,093,866**	*290,870,692*

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2. At March 31, 2014, net of deferred tax liabilities amounting to ₹ 14,192.3 million created on balance in Special Reserve at March 31, 2013 and ₹ 3,042.6 million on amount transferred to Special Reserve for the year ended March 31, 2014 in accordance with the RBI circular dated December 20, 2013.

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	**42,236,215**	*36,373,051*
II. Liability for partly paid investments	**65,787**	*128,050*
III. Liability on account of outstanding forward exchange contracts[1]	**2,691,373,680**	*2,838,503,955*
IV. Guarantees given on behalf of constituents		
a) In India	**759,132,326**	*717,848,338*
b) Outside India	**262,927,479**	*226,321,011*
V. Acceptances, endorsements and other obligations	**505,542,096**	*621,180,725*
VI. Currency swaps[1]	**594,394,058**	*565,474,647*
VII. Interest rate swaps, currency options and interest rate futures[1]	**2,919,036,799**	*2,855,937,706*
VIII. Other items for which the Bank is contingently liable	**39,596,011**	*38,125,663*
TOTAL CONTINGENT LIABILITIES	**7,814,304,451**	*7,899,893,146*

1. Represents notional amount.

forming part of the Profit and Loss Account (₹ in '000s)

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**314,279,281**	*273,411,095*
II. Income on investments	**115,570,556**	*110,092,680*
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**1,999,808**	*5,429,767*
IV. Others[1,2]	**9,931,883**	*11,822,427*
TOTAL INTEREST EARNED	**441,781,528**	*400,755,969*

1. Includes interest on income tax refunds amounting to ₹ 1,824.1 million (March 31, 2013: ₹ 2,575.5 million).
2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**63,073,383**	*54,616,556*
II. Profit/(loss) on sale of investments (net)	**4,173,819**	*5,651,026*
III. Profit/(loss) on revaluation of investments (net)	**3,479,783**	*(1,286,689)*
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	**1,363,815**	*352,510*
V. Profit/(loss) on exchange transactions (net)[2]	**18,265,273**	*13,330,644*
VI. Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**12,956,193**	*9,117,637*
VII. Miscellaneous income (including lease income)	**966,455**	*1,675,328*
TOTAL OTHER INCOME	**104,278,721**	*83,457,012*

1. Includes profit/(loss) on sale of assets given on lease.
2. Includes profit on repatriation of retained earnings from overseas branches.

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**178,681,896**	*168,889,489*
II. Interest on Reserve Bank of India/inter-bank borrowings	**21,496,888**	*20,865,555*
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**76,847,102**	*72,336,804*
TOTAL INTEREST EXPENDED	**277,025,886**	*262,091,848*

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**42,201,084**	*38,932,853*
II. Rent, taxes and lighting[1]	**8,339,594**	*7,368,037*
III. Printing and stationery	**1,480,840**	*1,175,023*
IV. Advertisement and publicity	**1,834,023**	*1,891,608*
V. Depreciation on Bank's property	**5,442,682**	*4,573,380*
VI. Depreciation (including lease equalisation) on leased assets	**316,981**	*328,220*
VII. Directors' fees, allowances and expenses	**4,440**	*3,985*
VIII. Auditors' fees and expenses	**56,898**	*49,363*
IX. Law charges	**431,654**	*405,906*
X. Postages, telegrams, telephones, etc.	**2,629,880**	*2,188,627*
XI. Repairs and maintenance	**7,305,725**	*6,661,542*
XII. Insurance	**2,980,844**	*2,243,842*
XIII. Direct marketing agency expenses	**5,754,856**	*3,464,848*
XIV. Other expenditure	**24,309,113**	*20,841,603*
TOTAL OPERATING EXPENSES	**103,088,614**	*90,128,837*

1. Includes lease payment of ₹ 5,774.8 million (March 31, 2013: ₹ 5,065.8 million).



SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, Dubai, Hong Kong, Qatar, Sri Lanka, Singapore, United States of America and Offshore Banking Unit.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time, the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest income on non-performing assets (NPAs) where it is recognised upon realisation.

The preparation of financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

1. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

b) Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases.

c) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

d) Dividend income is accounted on accrual basis when the right to receive the dividend is established.

e) Loan processing fee is accounted for upfront when it becomes due.

f) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g) Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h) Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i) All other fees are accounted for as and when they become due.

j) Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets is recognised at the time of sale.

k) The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

2. Investments

Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively.

Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. Non-performing investments are identified based on the RBI guidelines.

d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

e) Equity investments in subsidiaries/joint ventures are categorised as 'Held to Maturity' in accordance with RBI guidelines. The Bank assesses these investments for any permanent diminution in value and appropriate provisions are made.

f) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for Sale' and 'Held for Trading' categories is recognised in the profit and loss account.

g) Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

h) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

i) At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

j) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

3. Provision/write-offs on loans and other credit facilities

a) The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category.

The Bank holds specific provisions against non-performing loans and advances, general provision against performing loans and advances and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b) Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by Banks.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. A standard restructured loan is upgraded to the standard category when satisfactory payment performance is evidenced during the specified period and after the loan reverts to the normal level of standard asset provisions/ risk weights.

c) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposures is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/ reconstruction company (RC).

In accordance with the RBI guidelines dated May 7, 2012 for securitisation of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed by RBI guidelines.

5. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation and impairment, if any. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956, are given below.

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period, whichever is higher
ATMs	12.50%
Plant and machinery like air conditioners, photo-copying machines	10.00%
Computers	33.33%
Furniture and fixtures	15.00%
Motor vehicles	20.00%
Others (including Software and system development expenses)	25.00%

a. Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV to the Companies Act, 1956, whichever is higher.

b. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

c. Items costing upto ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

d. Assets at residences of Bank's employees are depreciated at 20% per annum.

e. In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

6. Transactions involving foreign exchange

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI relevant to the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. On the disposal/partial disposal of a non-integral foreign operation, the cumulative/ proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which relates to that operation are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. Accounting for derivative contracts

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS)

The Employees Stock Option Scheme (the Scheme) provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered.

9. Staff Retirement Benefits

Gratuity

The Bank pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

The Bank contributes 15.00% of the total annual basic salary of certain employees to superannuation funds managed and administered by insurance companies for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by the Bank along with their monthly salary during their employment.

The amount so contributed/paid by the Bank to the superannuation fund or to employee during the year is recognised in the profit and loss account.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount for eligible employees. The Bank makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner. The Bank makes balance contributions to a fund administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Bank provides for leave encashment benefit based on actuarial valuation conducted by an independent actuary.

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account. Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably/virtually certain.

11. Impairment of Assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

13. Earnings per share (EPS)

Basic and diluted earnings per share are computed in accordance with Accounting Standard 20 – Earnings per share.

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

15. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1. **Earnings per share**

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per equity share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2014	*Year ended March 31, 2013*
Basic		
Weighted average no. of equity shares outstanding	**1,154,317,577**	*1,153,066,422*
Net profit	**98,104.8**	*83,254.7*
Basic earnings per share (₹)	**84.99**	*72.20*
Diluted		
Weighted average no. of equity shares outstanding	**1,158,893,790**	*1,157,455,610*
Net profit	**98,104.8**	*83,254.7*
Diluted earnings per share (₹)	**84.65**	*71.93*
Nominal value per share (₹)	**10.00**	*10.00*

The dilutive impact is due to options granted to employees by the Bank.

2. **Business/information ratios**

The following table sets forth, for the periods indicated, the business/information ratios.

		Year ended March 31, 2014	*Year ended March 31, 2013*
(i)	Interest income to working funds[1]	**8.00%**	*8.17%*
(ii)	Non-interest income to working funds[1]	**1.89%**	*1.70%*
(iii)	Operating profit to working funds[1]	**3.00%**	*2.69%*
(iv)	Return on assets[2]	**1.78%**	*1.70%*
(v)	Profit per employee[3] (₹ in million)	**1.4**	*1.4*
(vi)	Business (average deposits plus average advances) per employee[3,4] (₹ in million)	**74.7**	*73.5*

1. For the purpose of computing the ratio, working funds represent the monthly average of total assets as reported in Form X to RBI under Section 27 of the Banking Regulation Act, 1949.
2. For the purpose of computing the ratio, assets represent monthly average of total assets as reported in Form X to RBI under Section 27 of the Banking Regulation Act, 1949.
3. The number of employees includes sales executives, employees on fixed term contracts and interns.
4. The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.

3. **Capital adequacy ratio**

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. The guidelines provide a transition schedule for Basel III implementation till March 31, 2019. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 (CET1) and Additional Tier-1.

At March 31, 2014, Basel III guidelines require the Bank to maintain a minimum capital to risk-weighted assets ratio (CRAR) of 9.0% with minimum CET1 of 5.0% and minimum Tier-1 CRAR of 6.5%.

The following table sets forth, for the period indicated, computation of capital adequacy as per Basel III framework.

₹ in million, except percentages

	At March 31, 2014
Common Equity Tier 1 capital ratio (%)	12.78%
Tier-1 capital ratio (%)	12.78%
Tier-2 capital ratio (%)	4.92%
Total Capital ratio (CRAR) (%)	17.70%
Amount of equity capital raised	—
Amount of Additional Tier-1 capital raised; of which	
Perpetual Non-Cumulative Preference Shares	—
Perpetual Debt Instruments	—
Amount of Tier-2 capital raised; of which	
Debt capital instrument	—
Preference Share Capital Instruments	—
[Perpetual Cumulative Preference Shares (PCPS)/Redeemable Non-Cumulative Preference Shares (RNCPS)/Redeemable Cumulative Preference Shares (RCPS)]	

Till March 31, 2013, the Bank was subject to the Basel II capital adequacy guidelines stipulated by RBI with effect from March 31, 2008. The RBI guidelines on Basel II required the Bank to maintain a minimum CRAR of 9.0% and a minimum Tier-1 CRAR of 6.0% on an ongoing basis.

The following table sets forth, for the periods indicated, computation of capital adequacy as per Basel II framework.

₹ in million, except percentages

	At March 31, 2014	*At March 31, 2013*
Tier-1 capital	665,400.0	*565,615.9*
Lower Tier-1	33,346.2	*31,423.0*
Tier-2 capital	264,884.5	*262,739.2*
Upper Tier-2	152,025.5	*146,958.5*
Lower Tier-2 subordinated debt	160,355.5	*176,506.1*
Total capital	930,284.5	*828,355.1*
Total risk weighted assets	4,876,968.1	*4,419,435.0*
CRAR (%)	19.08%	*18.74%*
CRAR – Tier-1 capital (%)	13.65%	*12.80%*
CRAR – Tier-2 capital (%)	5.43%	*5.94%*
Amount raised by issue of Innovative Perpetual Debt Instruments (IPDI) during the year	—	—
Amount raised by issue of upper Tier-2 Instruments during the year	—	—
Amount of subordinated debt raised as Tier-2 capital during the year	—	*38,000.0*

4. **Information about business and geographical segments**

Business Segments

Pursuant to the guidelines issued by RBI on Accounting Standard 17-(Segment Reporting)- Enhancement of Disclosures dated April 18, 2007, effective from year ended March 31, 2008, the following business segments have been reported.

- **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

forming part of the Accounts *(Contd.)*

- **Treasury** includes the entire investment and derivative portfolio of the Bank.
- **Other Banking** includes leasing operations and other items not attributable to any particular business segment.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

	Particulars	For the year ended March 31, 2014				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	274,116.0	324,024.8	392,682.6	9,363.4	**1,000,186.8**
2	Less: Inter-segment revenue					**454,126.6**
3	Total revenue (1)–(2)					**546,060.2**
4	**Segment results**	**18,295.2**	**65,886.3**	**52,522.7**	**2,977.5**	**139,681.7**
5	Unallocated expenses					**—**
6	Operating profit (4)-(5)					**139,681.7**
7	Income tax expenses (Including deferred tax)					**41,576.9**
8	**Net profit (6)-(7)**					**98,104.8**
9	Segment assets	991,908.9	2,426,741.3	2,371,079.1	109,954.5	**5,899,683.8**
10	Unallocated assets[1]					**46,732.0**
11	**Total assets (9)+(10)**					**5,946,415.8**
12	Segment liabilities	2,388,971.3	1,048,445.5	2,408,745.2[2]	100,253.8	**5,946,415.8**
13	Unallocated liabilities					**—**
14	**Total liabilities (12)+(13)**					**5,946,415.8**
15	Capital expenditure	5,765.3	628.6	18.8	22.6	**6,435.3**
16	Depreciation	4,357.2	1,044.3	12.5	345.7	**5,759.7**

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

₹ in million

	Particulars	For the year ended March 31, 2013				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	225,856.3	313,687.6	355,862.8	6,238.4	**901,645.1**
2	Less: Inter-segment revenue					**417,432.1**
3	Total revenue (1)–(2)					**484,213.0**
4	**Segment results**	**9,545.5**	**66,188.6**	**36,539.2**	**1,693.6**	**113,966.9**
5	Unallocated expenses					**—**
6	Operating profit (4)-(5)					**113,966.9**
7	Income tax expenses (Including deferred tax)					**30,712.2**
8	**Net profit (6)-(7)**					**83,254.7**
9	Segment assets	729,750.3	2,269,628.7	2,274,859.6	32,816.7	**5,307,055.3**
10	Unallocated assets[1]					**60,891.5**
11	**Total assets (9)+(10)**					**5,367,946.8**
12	Segment liabilities	2,043,187.5	1,071,994.1	2,243,734.8[2]	9,030.4	**5,367,946.8**
13	Unallocated liabilities					**—**
14	**Total liabilities (12)+(13)**					**5,367,946.8**
15	Capital expenditure	4,426.2	1,188.2	10.8	21.1	**5,646.3**
16	Depreciation	3,540.8	991.8	18.4	350.6	**4,901.6**

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

Geographical segments

The Bank reports its operations under the following geographical segments.

- **Domestic operations** comprise branches in India.
- **Foreign operations** comprise branches outside India and offshore banking unit in India.

ICICI Bank **forming part of the Accounts** *(Contd.)*

The following table sets forth, for the periods indicated, geographical segment revenues.

₹ in million

Revenue	Year ended March 31, 2014	*Year ended March 31, 2013*
Domestic operations	487,110.5	*437,287.2*
Foreign operations	58,949.7	*46,925.8*
Total	546,060.2	*484,213.0*

The following table sets forth, for the periods indicated, geographical segment assets.

₹ in million

Assets	At March 31, 2014	*At March 31, 2013*
Domestic operations	4,853,261.8	*4,371,958.3*
Foreign operations	1,046,422.0	*935,097.0*
Total	5,899,683.8	*5,307,055.3*

Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2014	*Year ended March 31, 2013*	Year ended March 31, 2014	*Year ended March 31, 2013*
Domestic operations	6,357.7	*5,566.3*	5,710.7	*4,863.2*
Foreign operations	77.6	*80.0*	49.0	*38.4*
Total	6,435.3	*5,646.3*	5,759.7	*4,901.6*

5. **Maturity pattern**

- In compiling the information of maturity pattern, certain estimates and assumptions have been made by the management.
- Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2014.

₹ in million

Maturity buckets	Loans & Advances [1]	Investment securities[1]	Deposits[1]	Borrowings[1,2]	Total foreign currency assets	Total foreign currency liabilities
Day 1	7,090.4	100,869.4	30,987.9	173.8	83,845.9	3,628.9
2 to 7 days	15,166.4	129,722.6	124,279.6	78,866.5	58,461.8	6,619.5
8 to 14 days	11,959.4	63,889.9	80,752.1	3,004.0	11,590.2	12,801.0
15 to 28 days	45,665.4	102,418.3	85,790.7	8,006.7	20,316.2	23,962.2
29 days to 3 months	200,983.8	74,321.1	232,027.7	99,579.6	94,827.5	114,376.6
3 to 6 months	253,002.3	110,122.2	243,371.3	165,350.3	79,410.7	152,308.7
6 months to 1 year	358,047.7	218,245.0	427,548.7	197,353.7	65,366.6	215,464.8
1 to 3 years	1,297,203.9	222,735.7	499,966.0	306,698.1	303,865.2	416,447.5
3 to 5 years	596,859.7	243,349.4	817,290.8	191,218.9	237,859.4	171,501.1
Above 5 years	601,047.5	504,544.6	777,121.8	497,338.9	279,832.0	265,202.2
Total	**3,387,026.5**	**1,770,218.2**	**3,319,136.6**	**1,547,590.5**	**1,235,375.5**	**1,382,312.5**

1. Includes foreign currency balances.
2. Includes borrowings in the nature of subordinated debts and preference shares.

forming part of the Accounts *(Contd.)*

The following table sets forth the maturity pattern of assets and liabilities of the Bank at March 31, 2013.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1,2]	Total foreign currency assets	Total foreign currency liabilities
Day 1	9,112.9	48,665.0	27,643.7	—	31,676.4	6,857.7
2 to 7 days	17,209.7	216,271.1	88,557.0	156,492.0	57,443.0	24,006.9
8 to 14 days	14,952.5	66,915.8	64,225.5	31,737.6	41,757.7	55,617.7
15 to 28 days	56,985.4	117,812.7	78,776.1	8,271.2	29,492.2	25,583.6
29 days to 3 months	185,648.6	98,700.0	303,018.0	84,903.6	84,484.9	107,712.0
3 to 6 months	204,592.9	77,242.1	265,480.7	126,686.4	71,474.5	151,527.4
6 months to 1 year	319,463.0	158,405.5	459,085.7	158,589.4	59,533.2	199,375.4
1 to 3 years	1,185,745.7	241,872.3	442,488.6	208,659.0	206,040.3	212,432.6
3 to 5 years	493,899.9	212,552.0	600,623.9	232,053.6	194,085.6	163,472.9
Above 5 years	414,883.8	475,499.5	596,237.1	446,022.1	249,487.3	189,654.3
Total	**2,902,494.4**	**1,713,936.0**	**2,926,136.3**	**1,453,414.9**	**1,025,475.1**	**1,136,240.5**

1. Includes foreign currency balances.
2. Includes borrowings in the nature of subordinated debts and preference shares.

6. Preference shares

Certain government securities amounting to ₹ 2,970.9 million at March 31, 2014 (March 31, 2013: ₹ 2,749.9 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7. Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted till March 31, 2004 vested in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted after April 1, 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of Bank's options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of ₹ 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 20.9 million was recognised during the year ended March 31, 2014 (March 31, 2013: ₹ 21.0 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2014 would have been higher by ₹ 2,359.8 million and proforma profit after tax would have been ₹ 95.74 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been ₹ 82.95 and ₹ 82.62 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2014 are given below.

Risk-free interest rate	7.60% to 9.12%
Expected life	6.35 years
Expected volatility	48.70% to 48.96%
Expected dividend yield	1.70% to 1.96%

The weighted average fair value of options granted during the year ended March 31, 2014 is ₹ 592.94 (March 31, 2013: ₹ 434.91).

The following table sets forth, for the periods indicated, the summary of the status of the Banks's stock option plan.

₹ except number of options

	Stock options outstanding			
	Year ended March 31, 2014		*Year ended March 31, 2013*	
Particulars	**Number of options**	**Weighted Average Exercise Price**	*Number of options*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**25,980,453**	**855.18**	*23,199,545*	*846.94*
Add: Granted during the year	**4,419,650**	**1,177.17**	*4,450,200*	*844.53*
Less: Lapsed during the year, net of re-issuance	**890,210**	**961.65**	*802,019*	*929.35*
Less: Exercised during the year	**1,405,540**	**530.56**	*867,273*	*511.63*
Outstanding at the end of the year	**28,104,353**	**918.68**	*25,980,453*	*855.18*
Options exercisable	**14,608,343**	**833.48**	*13,597,383*	*793.57*

The following table sets forth, the summary of stock options outstanding at March 31, 2014.

Range of exercise price (₹ per share)	**Number of shares arising out of options**	**Weighted average exercise price (₹ per share)**	**Weighted average remaining contractual life (Number of years)**
300-599	4,082,048	482.39	2.44
600-999	16,041,045	917.49	5.66
1,000-1,399	7,981,260	1,144.22	8.15

The following table sets forth, the summary of stock options outstanding at March 31, 2013.

Range of exercise price (₹ per share)	**Number of shares arising out of options**	**Weighted average exercise price (₹ per share)**	**Weighted average remaining contractual life (Number of years)**
105-299	12,675	132.05	0.07
300-599	5,229,338	470.26	3.35
600-999	16,827,750	917.10	6.66
1,000-1,399	3,910,690	1,105.80	8.06

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2014 was ₹ 1,046.61 (March 31, 2013: ₹ 1,000.21)

8. Subordinated debt

During the year ended March 31, 2014, the Bank has not raised subordinated debt qualifying for Tier-2 capital.

During the year ended March 31, 2013, the Bank raised subordinated debt qualifying for Tier-2 capital amounting to ₹ 38,000.0 million. The following table sets forth the details of these bonds.

₹ in million

Particulars	**Date of Issue**	**Coupon Rate (%)**	**Tenure**	**Amount**
Lower Tier-2	December 31, 2012	9.15% (annually)	10 years	38,000.0
Total				**38,000.0**

forming part of the Accounts *(Contd.)*

9. Repurchase transactions

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF).

₹ in million

	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2014
	Year ended March 31, 2014			
Securities sold under Repo, LAF and MSF				
i) Government Securities	5,003.7	199,735.6	84,099.8	71,810.8
ii) Corporate Debt Securities	—	550.0	3.2	—
Securities purchased under Reverse Repo and LAF				
i) Government Securities	43.3	50,227.0	5,978.8	29,955.9
ii) Corporate Debt Securities	—	1,050.0	6.2	—

1. Amounts reported are based on face value of securities under repo, reverse repo, LAF and MSF.

₹ in million

	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2013
	Year ended March 31, 2013			
Securities sold under Repo and LAF				
i) Government Securities	1.1	189,003.7	93,603.4	150,003.7
ii) Corporate Debt Securities	—	—	—	—
Securities purchased under Reverse Repo and LAF				
i) Government Securities	—	50,211.3	4,475.4	50,211.3
ii) Corporate Debt Securities	—	—	—	—

1. Amounts reported are based on face value of securities under repo, reverse repo and LAF.

10. Investments

The following table sets forth, for the periods indicated, the details of investments and the movement of provision held towards depreciation on investments of the Bank.

₹ in million

Particulars	At March 31, 2014	*At March 31, 2013*
1. Value of Investments		
(i) Gross value of investments		
a) In India	**1,719,617.3**	*1,663,577.2*
b) Outside India	**74,375.9**	*77,981.8*
(ii) Provision for depreciation		
a) In India	**23,456.2**	*(27,378.2)*
b) Outside India	**318.8**	*(244.8)*
(iii) Net value of investments		
a) In India	**1,696,161.1**	*1,636,199.0*
b) Outside India	**74,057.1**	*77,737.0*
2. Movement of provisions held towards depreciation on investments		
(i) Opening balance	**27,623.0**	*26,003.2*
(ii) Add: Provisions made during the year	**1,112.8**	*1,925.3*
(iii) Less: Write-off/(write back) of excess provisions during the year	**(4,960.8)**	*(305.5)*
(iv) Closing balance	**23,775.0**	*27,623.0*

RBI has as an one time measure permitted the banks to transfer Statutory Liquidity Ratio (SLR) securities from AFS/HFT category to 'Held to Maturity' (HTM) category. Accordingly, during the year ended March 31, 2014, the Bank has transferred SLR securities of ₹ 23,285.4 million from AFS/HFT category to HTM category. The Bank has booked a loss of ₹ 102.4 million on the transfer of such securities.

11. Investment in securities, other than government and other approved securities (Non-SLR investments)

i) Issuer composition of investments in securities, other than government and other approved securities

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2014.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement[2] (a)	Extent of 'below investment grade' securities (b)	Extent of 'unrated' securities[3,4] (c)	Extent of 'unlisted' securities[4] (d)
1	PSUs	27,510.9	23,311.0	—	—	—
2	FIs	25,421.2	23,007.1	—	—	—
3	Banks	139,816.8	129,718.0	—	—	—
4	Private corporates	107,977.7	96,624.5	4,415.7	4,385.7	7,538.0
5	Subsidiaries/ Joint ventures	127,746.7	—	—	—	7,519.7
6	Others[5,6,7]	405,366.0	153,885.7	17,769.5	—	—
7	Provision held towards depreciation	(22,537.6)	—	—	—	—
	Total	**811,301.7**	**426,546.3**	**22,185.2**	**4,385.7**	**15,057.7**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. Includes ₹ 44,898.3 million of application money towards corporate bonds/debentures and pass through certificates.
3. Excludes investments, amounting to ₹ 4,809.1 million in preference shares of subsidiaries and ₹ 2,710.6 million in subordinated bonds of subsidiary ICICI Bank Canada.
4. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFCs), unlisted convertible debentures and securities acquired by way of conversion of debt.
5. "Others" include deposits under rural infrastructure development fund/rural housing development fund (RIDF/RHDF) deposit schemes amounting to ₹ 248,192.8 million.
6. Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 7,095.9 million
7. Excludes investments in non-SLR Indian government securities amounting to ₹ 167.8 million.

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2013.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement[3] (a)	Extent of 'below investment grade' securities (b)	Extent of 'unrated' securities[4,5] (c)	Extent of 'unlisted' securities[4,5] (d)
1	PSUs	59,394.0	42,261.8	—	—	4.8
2	FIs	42,987.8	33,325.5	—	—	—
3	Banks	141,396.9	111,926.2	—	—	—
4	Private corporates	129,135.3	109,980.9	2,788.2	5,477.8	8,263.6
5	Subsidiaries/ Joint ventures	133,339.4	—	—	—	—
6	Others[5,6]	303,717.9	95,849.9	20,343.0	—	—
7	Provision held towards depreciation	(26,372.9)	—	—	—	—
	Total	**783,598.4**	**393,344.3**	**23,131.2**	**5,477.8**	**8,268.4**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. Includes ₹ 26,075.7 million of application money towards corporate bonds/debentures and pass through certificates.
3. Excludes investments, amounting to ₹ 4,738.4 million, in preference shares of subsidiaries and ₹ 5,381.2 million in subordinated bonds of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada.
4. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFCs), unlisted convertible debentures and securities acquired by way of conversion of debt.
5. "Others" include deposits under RIDF/RHDF schemes amounting to ₹ 201,983.2 million.
6. Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 6,574.7 million.

forming part of the Accounts *(Contd.)*

ii) Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening balance	**4,936.4**	*5,428.4*
Additions during the year	**708.4**	*913.5*
Reduction during the year	**(1,230.8)**	*(1,405.5)*
Closing balance	**4,414.0**	*4,936.4*
Total provision held	**4,272.3**	*4,661.4*

12. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2014, the value of sales and transfers of securities to/from HTM category (excluding one time transfer of securities to/from HTM category with the approval of Board of Directors permitted to be undertaken by banks at the beginning of the accounting year, sale to RBI under pre-announced Open Market Operation auctions, repurchase of Government securities by Government of India and one time transfer of SLR securities from Available for Sale (AFS)/Held for Trading (HFT) to HTM securities in terms of RBI circular no. DBOD.BP.BC.No.41/21.04.141/2013-14 dated August 23, 2013) did not exceed 5% of the book value of the investments held in HTM category at the beginning of the year.

13. CBLO transactions

Collateralised Borrowing and Lending Obligation (CBLO) is a discounted money market instrument, established by The Clearing Corporation of India Limited (CCIL) and approved by RBI, which involves secured borrowings and lending transactions. At March 31, 2014, the Bank had outstanding borrowings amounting to ₹ 11,496.9 million (March 31, 2013: Nil) and outstanding lending of Nil (March 31, 2013: Nil) in the form of CBLO. The amortised book value of securities given as collateral by the Bank to CCIL for availing the CBLO facility was ₹ 86,251.8 million at March 31, 2014 (March 31, 2013: ₹ 86,752.0 million).

14. Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury Control and Service Group (TCSG) conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, Asset Liability Management (ALM) policy and operational risk management policy. The RCB comprises independent directors and the Managing Director and CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VAR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee (ALCO). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

ICICI Bank **forming part of the Accounts** *(Contd.)*

Derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines and is marked against the credit limits approved for the respective counter-parties.

The following table sets forth, for the period indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars	At March 31, 2014	
		Currency derivatives[1]	Interest rate derivatives[2]
1	**Derivatives (Notional principal amount)**		
	a) For hedging	18,866.1	403,298.3
	b) For trading	1,025,968.1	2,065,298.3
2	**Marked to market positions[3]**		
	a) Asset (+)	55,248.0	25,994.1
	b) Liability (-)	(57,603.6)	**(26,320.9)**
3	**Credit exposure[4]**	**128,606.7**	**69,221.6**
4	**Likely impact of one percentage change in interest rate (100*PV01)[5]**		
	a) On hedging derivatives[6]	269.0	14,263.6
	b) On trading derivatives	812.0	241.5
5	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[6]		
	Maximum	(208.1)	(12,626.8)
	Minimum	(457.0)	(15,131.8)
	b) On trading		
	Maximum	859.2	1,334.1
	Minimum	(379.8)	(408.1)

1. Exchange traded and Over the Counter (OTC) options, cross currency interest rate swaps and currency futures are included in currency derivatives.
2. Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.
3. For trading portfolio including accrued interest.
4. Includes accrued interest and has been computed based on Current Exposure method.
5. Amounts given are absolute values on a net basis, excluding options.
6. The swap contracts entered into for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

The following table sets forth, for the period indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars	At March 31, 2013	
		Currency derivatives[1]	Interest rate derivatives[2]
1	**Derivatives (Notional principal amount)**		
	a) For hedging	9,542.3	289,235.8
	b) For trading	960,781.2	2,162,061.6
2	**Marked to market positions[3]**		
	a) Asset (+)	40,132.1	25,141.2
	b) Liability (-)	(38,894.3)	(21,768.6)
3	**Credit exposure[4]**	103,047.2	73,436.3
4	**Likely impact of one percentage change in interest rate (100*PV01)[5]**		
	a) On hedging derivatives[6]	211.7	13,248.2
	b) On trading derivatives	364.8	1,060.9
5	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[6]		
	Maximum	(44.4)	(11,690.5)
	Minimum	(226.0)	(14,194.8)
	b) On trading		
	Maximum	(243.9)	2,145.2
	Minimum	(1,395.5)	796.1

1. Exchange traded and OTC options, cross currency interest rate swaps and currency futures are included in currency derivatives.
2. Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.
3. For trading portfolio including accrued interest.
4. Includes accrued interest and has been computed based on Current Exposure method.
5. Amounts given are absolute values on a net basis, excluding options.
6. The swap contracts enter into for hedging purpose would have an opposite an offsetting impact with the underlying on-balance sheet items.

The Bank has exposure in credit derivative instruments including credit default swaps (CDS) and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2014 was Nil (March 31, 2013: Nil) in funded instrument and Nil (March 31, 2013: ₹ 3,065.6 million) in non-funded instruments.

The profit and loss impact on the above portfolio on account of mark-to-market and realised gain/losses during the year ended March 31, 2014 was net loss of ₹ 11.8 million (March 31, 2013: net profit ₹ 75.0 million). At March 31, 2014, the total outstanding mark-to-market position of the above portfolio was Nil (March 31, 2013: net gain of ₹ 10.8 million). Non Rupee denominated credit derivatives are marked-to-market by the Bank based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and Fixed Income Money Market and Derivative Association (FIMMDA). Rupee denominated credit derivatives are marked-to-market by the Bank based on FIMMDA published CDS curve.

The Bank offers deposits to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2014, the net open position on this portfolio was Nil (March 31, 2013: Nil) with mark-to-market position of ₹ 6.2 million (March 31, 2013: ₹ 13.9 million). The profit and loss impact on account of mark-to-market and realised profit and loss during the year ended March 31, 2014 was a net loss of ₹ 22.0 million (March 31, 2013: net loss of ₹ 18.7 million).

The notional principal amount of forex contracts classified as non-trading at March 31, 2014 amounted to ₹ 515,313.7 million (March 31, 2013: ₹ 526,615.8 million). For these non-trading forex contracts, at March 31, 2014, marked-to-market position was asset of ₹ 8,549.7 million (March 31, 2013: ₹ 2,855.4 million) and liability of ₹ 9,654.1 million (March 31, 2013: ₹ 6,652.4 million), credit exposure of ₹ 10,899.3 million (March 31, 2013: ₹ 16,131.9 million) and likely impact of one percentage change in interest rate (100*PV01) was ₹ 396.1 million (March 31, 2013: ₹ 52.3 million).

The notional principal amount of forex contracts classified as trading at March 31, 2014 amounted to ₹ 2,176,060.0 million (March 31, 2013: ₹ 2,311,888.1 million). For these trading forex contracts, at March 31, 2014, marked-to-market position was asset of ₹ 38,418.7 million (March 31, 2013: ₹ 38,526.6 million) and liability of ₹ 32,983.5 million (March 31, 2013: ₹ 32,462.9 million), credit exposure of ₹ 95,046.9 million (March 31, 2013: ₹ 97,274.0 million) and likely impact of one percentage change in interest rate (100*PV01) was ₹ 72.4 million (March 31, 2013: ₹ 58.9 million). The net overnight open position at March 31, 2014 was ₹ 511.7 million (March 31, 2013: ₹ 573.8 million).

15. Exchange traded interest rate derivatives and currency options

Exchange traded interest rate derivatives

The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

₹ in million

Particulars		At March 31, 2014	*At March 31, 2013*
i)	Notional principal amount of exchange traded interest rate derivatives undertaken during the year	**10,057.6**	—
ii)	Notional principal amount of exchange traded interest rate derivatives outstanding	**—**	—
iii)	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	**N.A.**	*N.A.*
iv)	Mark-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective"	**N.A.**	*N.A.*

Exchange traded currency options

The following table sets forth, for the periods indicated, the details of exchange traded currency options.

₹ in million

Particulars		At March 31, 2014	*At March 31, 2013*
i)	Notional principal amount of exchange traded currency options undertaken during the year	**37,806.3**	257,249.4
ii)	Notional principal amount of exchange traded currency options outstanding	**—**	*2,084.3*
iii)	Notional principal amount of exchange traded currency options outstanding and not "highly effective"	**N.A.**	*N.A.*
iv)	Mark-to-market value of exchange traded currency options outstanding and not "highly effective"	**N.A.**	*N.A.*

ICICI Bank **forming part of the Accounts** *(Contd.)*

16. Forward rate agreement (FRA)/Interest rate swaps (IRS)

The Bank enters into FRA and IRS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for a 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date, cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another. The benchmark used in the FRA contracts of the Bank is London Inter-Bank Offered Rate (LIBOR) of various currencies.

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period. The Bank deals in interest rate benchmarks like Mumbai Inter-Bank Offered Rate (MIBOR), Indian government securities Benchmark rate (INBMK), Mumbai Inter Bank Forward Offer Rate (MIFOR) and LIBOR of various currencies.

These contracts are subject to the risks of changes in market interest rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the forward rate agreements/interest rate swaps.

₹ in million

	Particulars	At March 31, 2014	*At March 31, 2013*
i)	The notional principal of FRA/IRS	**2,401,993.1**	*2,368,069.4*
ii)	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	**29,809.2**	*24,232.5*
iii)	Collateral required by the Bank upon entering into FRA/IRS	**—**	*—*
iv)	Concentration of credit risk[2]	**1,766.6**	*1,971.2*
v)	The fair value of FRA/IRS[3]	**13,005.0**	*21,530.0*

1. For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio, only accrued interest has been considered.
2. Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.
3. Fair value represents mark-to-market including accrued interest.

17. Non-Performing Assets

The following table sets forth, for the periods indicated, the details of movement of gross non-performing assets (NPAs), net NPAs and provisions.

₹ in million

	Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
i)	**Net NPAs (funded) to net advances (%)**	**0.97%**	*0.77%*
ii)	**Movement of NPAs (Gross)**		
	a) Opening balance[1]	**96,077.5**	*94,753.3*
	b) Additions: Fresh NPAs during the year[2]	**45,314.4**	*35,870.6*
	Sub-total (1)	**141,391.9**	*130,623.9*
	c) Reductions during the year[2]		
	• Upgradations	**(3,856.7)**	*(6,600.8)*
	• Recoveries (excluding recoveries made from upgraded accounts)	**(10,707.3)**	*(11,486.7)*
	• Write-offs	**(21,769.5)**	*(16,458.9)*
	Sub-total (2)	**(36,333.5)**	*(34,546.4)*
	d) Closing balance[1] (1-2)	**105,058.4**	*96,077.5*
iii)	**Movement of Net NPAs**		
	a) Opening balance[1]	**22,305.6**	*18,608.4*
	b) Additions during the year[2]	**26,316.4**	*20,469.0*
	c) Reductions during the year[2]	**(15,642.4)**	*(16,771.8)*
	d) Closing balance[1]	**32,979.6**	*22,305.6*

forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
iv) Movement of provision for NPAs (excluding provision on standard assets)		
a) Opening balance[1]	**73,771.9**	*76,144.9*
b) Addition during the year[2]	**26,379.3**	*22,513.4*
Sub-total (1)	**100,151.2**	*98,658.3*
c) Write-off/(write-back) of excess provisions[2]		
• Write-back of excess provision on account of upgradations	**(1,084.5)**	*(1,543.3)*
• Write-back of excess provision on account of reduction in NPAs	**(5,333.2)**	*(7,072.7)*
• Provision utilised for write-offs	**(21,654.7)**	*(16,270.4)*
Sub-total (2)	**(28,072.4)**	*(24,886.4)*
d) Closing balance[1] (1-2)	**72,078.8**	*73,771.9*

1. Net of write-off.
2. For NPAs in credit cards, the difference between the opening and closing balances (other than accounts written off during the year) is included in additions/(reductions) during the year.

In accordance with RBI guidelines, the loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country.

18. Provision on standard assets

The Bank has made provision amounting to ₹ 2,487.7 million during the year ended March 31, 2014 (March 31, 2013: ₹ 1,439.1 million) as per applicable RBI guidelines.

The provision on standard assets held by the Bank at March 31, 2014 is ₹ 19,317.6 million (March 31, 2013: ₹ 16,235.1 million).

19. Provision Coverage Ratio

The provision coverage ratio of the Bank at March 31, 2014 computed as per the extant RBI guidelines is 68.6% (March 31, 2013: 76.8%).

20. Securitisation

The Bank sells loans through securitisation and direct assignment. The following tables set forth, for the periods indicated, the information on securitisation and direct assignment activity of the Bank as an originator till May 7, 2012.

₹ in million, except number of loans securitised

	Year ended March 31, 2014	*Year ended March 31, 2013*
Total number of loan assets securitised	—	—
Total book value of loan assets securitised	—	—
Sale consideration received for the securitised assets	—	—
Net gain/(loss) on account of securitisation[1]	**177.9**	*(283.7)*

1. Includes gain/(loss) on deal closures, gain amortised during the year and expenses relating to utilisation of credit enhancement.

₹ in million

	At March 31, 2014	*At March 31, 2013*
Outstanding credit enhancement (funded)	**4,970.4**	*4,970.4*
Outstanding liquidity facility	—	—
Net outstanding servicing asset/(liability)	**(84.5)**	*(88.9)*
Outstanding subordinate contributions	**1,624.1**	*3,017.8*

The outstanding credit enhancement in the form of guarantees amounted to Nil at March 31, 2014 (March 31, 2013: ₹ 8,234.1 million) and outstanding liquidity facility in the form of guarantees amounted to ₹ 261.0 million at March 31, 2014 (March 31, 2013: ₹ 3,937.7 million).

Outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounted to ₹ 8,578.8 million at March 31, 2014 (March 31, 2013: ₹ 8,132.0 million) and outstanding liquidity facility for third party originated securitisation transactions amounted to Nil at March 31, 2014 (March 31, 2013: Nil).

The following table sets forth, for the periods indicated, the details of provision for securitisation and direct assignment transactions.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening balance	2,052.5	*1,786.7*
Additions during the year	396.4	*1,688.6*
Deductions during the year	(1,616.9)	*(1,422.8)*
Closing balance	832.1	*2,052.5*

The information on securitisation and direct assignment activity of the Bank as an originator as per RBI guidelines "Revisions to the Guidelines on Securitisation Transactions" dated May 7, 2012 are given below.

a. The Bank, as an originator, had not sold any loan through securitisation after May 7, 2012.
b. The following table sets forth, for the periods indicated, the information on the loans sold through direct assignment after May 7, 2012.

Particulars	At March 31, 2014	*At March 31, 2013*
Total amount of assets sold through direct assignment during the year ended	—	731.3
Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR)		
a) Off-balance sheet exposures		
• First loss	—	—
• Others	—	—
b) On-balance sheet exposures		
• First loss	—	—
• Others	68.6	73.1

Overseas branch of the Bank, as an originator, has sold two loans through direct assignment amounting to ₹ 4,012.8 million during the year ended March 31, 2014 (March 31, 2013: Nil).

21. Financial assets transferred during the year to securitisation company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by the underlying trusts managed by ARCs, the security receipts are valued at their respective NAVs as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

₹ in million, except number of accounts

	Year ended March 31, 2014	*Year ended March 31, 2013*
Number of accounts[1]	2	*4*
Aggregate value (net of provisions) of accounts sold to SC/RC	1,508.6	*82.9*
Aggregate consideration	1,776.0	*116.5*
Additional consideration realised in respect of accounts transferred in earlier years[2]	—	—
Aggregate gain/(loss) over net book value	267.4	*33.6*

1. Excludes accounts previously written-off.
2. During the year ended March 31, 2014, asset reconstruction companies have fully redeemed five security receipts. The Bank incurred net loss ₹ 6.2 million (March 31, 2013: Nil).

22. Details of non-performing assets purchased/sold, excluding those sold to SC/RC

The Bank has not purchased any non-performing assets in terms of the guidelines issued by the RBI circular no. DBOD. No.BP.BC.16/21.04.048/2005-06 dated July 13, 2005. The Bank has sold certain non-performing assets in terms of the above RBI guidelines.

The following table sets forth, for the periods indicated, details of non-performing assets sold, excluding those sold to SC/RC.

₹ in million, except number of accounts

	Year ended March 31, 2014	*Year ended March 31, 2013*
No. of accounts	1	*2*
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	Nil	*78.8*
Aggregate consideration	199.0	*100.1*
Aggregate gain/(loss) over net book value	199.0	*21.3*

23. Information in respect of restructured assets

The following tables set forth, for the year ended March 31, 2014 details of loan assets subjected to restructuring.

₹ in million, except number of accounts

	Type of Restructuring	Under CDR Mechanism					Under SME Debt Restructuring Mechanism				
Sr. no.	Asset Classification Details	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	**Restructured Accounts at April 1, 2013**[1]										
	No. of borrowers	33	—	9	2	**44**	1	—	3	1	**5**
	Amount outstanding	40,571.4	—	3,201.2	120.1	**43,892.7**	4.1	—	153.0	58.0	**215.1**
	Provision thereon	4,320.9	—	2,064.6	120.1	**6,505.6**	—	—	153.0	58.0	**211.0**
2.	**Fresh restructuring during the year ended March 31, 2014**										
	No. of borrowers	19	—	—	—	**19**	—	—	—	—	—
	Amount outstanding	39,852.0	—	—	—	**39,852.0**	—	—	—	—	—
	Provision thereon	4,216.2	—	—	—	**4,216.2**	—	—	—	—	—
3.	**Upgradations to restructured standard category during the year ended March 31, 2014**[2]										
	No. of borrowers	1	—	(1)	—	—	—	—	—	—	—
	Amount outstanding	74.8	—	(53.6)	—	**21.2**	—	—	—	—	—
	Provision thereon	1.9	—	(25.1)	—	**(23.2)**	—	—	—	—	—
4.	**Increase/(Decrease) in borrower level outstanding of existing restructured cases during year ended March 31, 2014**[3]										
	No. of borrowers	—	—	—	—	—	—	—	—	—	—
	Amount outstanding	2,711.9	—	(54.5)	—	**2,657.4**	(0.1)	—	(10.4)	—	**(10.5)**
	Provision thereon	615.7	—	362.1	—	**977.8**	0.2	—	(10.4)	—	**(10.2)**
5.	**Restructured standard advances at April 1, 2013, which cease to attract higher provisioning and/or additional risk weight at March 31, 2014 and hence need not be shown as restructured standard advances at April 1, 2014**										
	No. of borrowers	(1)	N.A.	N.A.	N.A.	**(1)**	—	N.A.	N.A.	N.A.	—
	Amount outstanding	(0.7)	N.A.	N.A.	N.A.	**(0.7)**	—	N.A.	N.A.	N.A.	—
	Provision thereon	(0.4)	N.A.	N.A.	N.A.	**(0.4)**	—	N.A.	N.A.	N.A.	—
6.	**Downgradations of restructured accounts during the year ended March 31, 2014**[2]										
	No. of borrowers	(6)	—	6	—	—	—	—	—	—	—
	Amount outstanding	(2,218.8)	—	2,157.6	—	**(61.2)**	—	—	—	—	—
	Provision thereon	(341.6)	—	1,407.6	—	**1,066.0**	—	—	—	—	—
7.	**Write-offs/recovery/sold of restructured accounts during the year ended March 31, 2014**										
	No. of borrowers	(1)	—	(1)	(1)	**(3)**	—	—	(2)	(1)	**(3)**
	Amount outstanding	(45.0)	—	(26.5)	(99.0)	**(170.5)**	—	—	(108.6)	(58.0)	**(166.6)**
	Provision thereon	—	—	(6.6)	(99.0)	**(105.6)**	—	—	(108.6)	(58.0)	**(166.6)**
8.	**Restructured Accounts at March 31, 2014**										
	No. of borrowers	45	—	13	1	**59**	1	—	1	—	**2**
	Amount outstanding	80,945.6	—	5,224.2	21.1	**86,190.9**	4.0	—	34.0	—	**38.0**
	Provision thereon	8,812.7	—	3,802.6	21.1	**12,636.4**	0.2	—	34.0	—	**34.2**

1. One borrower with amount outstanding of ₹ 5,214.3 million and provision of ₹ 686.1 million at March 31, 2013 was reported in "others" mechanism in FY2013. Subsequently the account has been reclassified under "CDR" mechanism at April 1, 2013.
2. In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2013 and that shown in addition represents outstanding at March 31, 2014.
3. Increase/(decrease) in borrower level outstanding of existing restructured accounts is due to utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based devolvement etc.

₹ in million, except number of accounts

Sr. no.	Type of Restructuring	Others					Total				
	Asset Classification Details	**Standard (a)**	**Sub-Standard (b)**	**Doubtful (c)**	**Loss (d)**	**Total (e)**	**Standard (a)**	**Sub-Standard (b)**	**Doubtful (c)**	**Loss (d)**	**Total (e)**
1.	**Restructured Accounts at April 1, 2013[1]**										
	No. of borrowers	140	8	283	4	**435**	174	8	295	7	**484**
	Amount outstanding	17,676.7	1,855.9	5,650.6	138.1	**25,321.3**	58,252.2	1,855.9	9,004.8	316.2	**69,429.1**
	Provision thereon	782.9	159.6	3,738.0	138.1	**4,818.6**	5,103.8	159.6	5,955.6	316.2	**11,535.2**
2.	**Fresh restructuring during the year ended March 31, 2014**										
	No. of borrowers	726	—	1	—	**727**	745	—	1	—	**746**
	Amount outstanding	22,458.6	—	1,534.0	—	**23,992.6**	62,310.6	—	1,534.0	—	**63,844.6**
	Provision thereon	1,638.2	—	562.7	—	**2,200.9**	5,854.4	—	562.7	—	**6,417.1**
3.	**Upgradations to restructured standard category during the year ended March 31, 2014[2]**										
	No. of borrowers	53	(2)	(51)	—	—	54	(2)	(52)	—	—
	Amount outstanding	78.7	(2.4)	(80.6)	—	**(4.3)**	153.5	(2.4)	(134.2)	—	**16.9**
	Provision thereon	2.9	(0.4)	(70.3)	—	**(67.8)**	4.8	(0.4)	(95.4)	—	**(91.0)**
4.	**Increase/(Decrease) in borrower level outstanding of existing restructured cases during year ended March 31, 2014[3]**										
	No. of borrowers	—	—	—	—	—	—	—	—	—	—
	Amount outstanding	1,304.2	—	(26.6)	9.4	**1,287.0**	4,016.0	—	(91.5)	9.4	**3,933.9**
	Provision thereon	150.5	—	501.1	9.4	**661.0**	766.4	—	852.8	9.4	**1,628.6**
5.	**Restructured standard advances at April 1, 2013, which cease to attract higher provisioning and/or additional risk weight at March 31, 2014 and hence need not be shown as restructured standard advances at April 1, 2014**										
	No. of borrowers	(72)	N.A.	N.A.	N.A.	**(72)**	(73)	N.A.	N.A.	N.A.	**(73)**
	Amount outstanding	(661.2)	N.A.	N.A.	N.A.	**(661.2)**	(661.9)	N.A.	N.A.	N.A.	**(661.9)**
	Provision thereon	(3.8)	N.A.	N.A.	N.A.	**(3.8)**	(4.2)	N.A.	N.A.	N.A.	**(4.2)**
6.	**Downgradations of restructured accounts during the year ended March 31, 2014[2]**										
	No. of borrowers	(18)	2	7	9	—	(24)	2	13	9	—
	Amount outstanding	(5,055.9)	(1,565.9)	6,386.4	456.1	**220.7**	(7,274.7)	(1,565.9)	8,544.0	456.1	**159.5**
	Provision thereon	(438.4)	(80.9)	3,306.8	203.8	**2,991.3**	(780.0)	(80.9)	4,714.4	203.8	**4,057.3**
7.	**Write-offs/recovery/sold of restructured accounts during the year ended March 31, 2014**										
	No. of borrowers	(19)	—	(52)	—	**(71)**	(20)	—	(55)	(2)	**(77)**
	Amount outstanding	(226.0)	—	(1,729.2)	—	**(1,955.2)**	(271.0)	—	(1,864.3)	(157.0)	**(2,292.3)**
	Provision thereon	—	—	(1,002.8)	—	**(1,002.8)**	—	—	(1,118.0)	(157.0)	**(1,275.0)**
8.	**Restructured Accounts at March 31, 2014**										
	No. of borrowers	810	8	188	13	**1,019**	856	8	202	14	**1,080**
	Amount outstanding	35,575.1	287.6	11,734.6	603.6	**48,200.9**	116,524.7	287.6	16,992.8	624.7	**134,429.8**
	Provision thereon	2,132.3	78.3	7,035.5	351.3	**9,597.4**	10,945.2	78.3	10,872.1	372.4	**22,268.0**

1. One borrower with amount outstanding of ₹ 5,214.3 million and provision of ₹ 686.1 million at March 31, 2013 was reported in "others" mechanism in FY2013. Subsequently the account has been reclassified under "CDR" mechanism at April 1, 2013.
2. In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2013 and that shown in addition represents outstanding at March 31, 2014.
3. Increase/(decrease) in borrower level outstanding of existing restructured accounts is due to utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based devolvement etc.

The following tables set forth, for the year ended March 31, 2013 details of loan assets subjected to restructuring.

₹ in million, except number of accounts

Sr. no.	Type of Restructuring	Under CDR Mechanism					Under SME Debt Restructuring Mechanism				
	Asset Classification Details	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	**Restructured Accounts at April 1, 2012**										
	No. of borrowers	24	1	6	1	**32**	3	—	4	1	**8**
	Amount outstanding	27,452.1	154.9	1,209.3	17.0	**28,833.3**	112.1	—	323.8	96.9	**532.8**
	Provision thereon	3,547.6	128.3	705.1	17.0	**4,398.0**	—	—	94.7	96.9	**191.6**
2.	**Fresh restructuring during the year ended March 31, 2013**										
	No. of borrowers	14	—	—	—	**14**	—	—	—	—	—
	Amount outstanding	10,082.1	—	—	—	**10,082.1**	—	—	—	—	—
	Provision thereon	819.2	—	—	—	**819.2**	—	—	—	—	—
3.	**Upgradations to restructured standard category during the year ended March 31, 2013[1]**										
	No. of borrowers	—	—	—	—	—	—	—	—	—	—
	Amount outstanding	—	—	—	—	—	—	—	—	—	—
	Provision thereon	—	—	—	—	—	—	—	—	—	—
4.	**Restructured standard advances at April 1, 2012, which cease to attract higher provisioning and/or additional risk weight at March 31, 2013 and hence need not be shown as restructured standard advances at April 1, 2013**										
	No. of borrowers	—	N.A.	N.A.	N.A.	—	(1)	N.A.	N.A.	N.A.	**(1)**
	Amount outstanding	—	N.A.	N.A.	N.A.	—	(61.2)	N.A.	N.A.	N.A.	**(61.2)**
	Provision thereon	—	N.A.	N.A.	N.A.	—	(0.1)	N.A.	N.A.	N.A.	**(0.1)**
5.	**Downgradations of restructured accounts during the year ended March 31, 2013[1]**										
	No. of borrowers	(5)	(1)	5	1	—	—	—	(1)	1	—
	Amount outstanding	(2,054.3)	(154.9)	2,191.5	99.0	**N.A.[2]**	—	—	(58.0)	58.0	**N.A.[2]**
	Provision thereon	(177.6)	(128.3)	1,186.0	99.0	**N.A.[2]**	—	—	(14.5)	58.0	**N.A.[2]**
6.	**Write-offs of restructured accounts during the year ended March 31, 2013**										
	No. of borrowers	—	—	(2)	—	**(2)**	—	—	—	(1)	**(1)**
	Amount outstanding	—	—	(158.1)	—	**(158.1)**	—	—	—	(76.9)	**(76.9)**
7.	**Restructured Accounts at March 31 2013**										
	No. of borrowers	32	—	9	2	**43**	1	—	3	1	**5**
	Amount outstanding	35,357.1	—	3,201.2	120.1	**38,678.4**	4.1	—	153.0	58.0	**215.1**
	Provision thereon	3,634.8	—	2,064.6	120.1	**5,819.5**	—	—	153.0	58.0	**211.0**

1. In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2012 and that shown in addition represents outstanding at March 31, 2013.
2. The amounts outstanding and the provision thereon are not presented as the number of borrowers is Nil.

₹ in million, except number of accounts

Sr. no.	Type of Restructuring / Asset Classification Details	Others					Total				
		Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	**Restructured Accounts at April 1, 2012**										
	No. of borrowers	36	3	494	—	**533**	63	4	504	2	**573**
	Amount outstanding	22,509.1	577.4	3,085.5	—	**26,172.0**	50,073.3	732.3	4,618.6	113.9	**55,538.1**
	Provision thereon	981.3	86.6	2,136.9	—	**3,204.8**	4,528.9	214.9	2,936.7	113.9	**7,794.4**
2.	**Fresh restructuring during year ended March 31, 2013**										
	No. of borrowers	9	2	1	—	**12**	23	2	1	—	**26**
	Amount outstanding	8,057.7	1,851.5	387.1	—	**10,296.3**	18,139.8	1,851.5	387.1	—	**20,378.4**
	Provision thereon	745.7	158.9	387.1	—	**1,291.7**	1,564.9	158.9	387.1	—	**2,110.9**
3.	**Upgradations to restructured standard category during year ended March 31, 2013[1]**										
	No. of borrowers	148	—	(148)	—	—	148	—	(148)	—	—
	Amount outstanding	197.0	—	(232.7)	—	**N.A.[2]**	197.0	—	(232.7)	—	**N.A.[2]**
	Provision thereon	6.1	—	(129.5)	—	**N.A.[2]**	6.1	—	(129.5)	—	**N.A.[2]**
4.	**Restructured standard advances at April 1, 2012, which cease to attract higher provisioning and/or additional risk weight at March 31, 2013 and hence need not be shown as restructured standard advances at April 1, 2013**										
	No. of borrowers	(6)	N.A.	N.A.	N.A.	**(6)**	(7)	N.A.	N.A.	N.A.	**(7)**
	Amount outstanding	(2,397.4)	N.A.	N.A.	N.A.	**(2,397.4)**	(2,458.6)	N.A.	N.A.	N.A.	**(2,458.6)**
	Provision thereon	(117.5)	N.A.	N.A.	N.A.	**(117.5)**	(117.6)	N.A.	N.A.	N.A.	**(117.6)**
5.	**Downgradations of restructured accounts during year ended March 31, 2013[1]**										
	No. of borrowers	(31)	3	24	4	—	(36)	2	28	6	—
	Amount outstanding	(2,481.7)	(573.0)	2,745.2	138.1	**N.A.[2]**	(4,536.0)	(727.9)	4,878.7	295.1	**N.A.[2]**
	Provision thereon	(303.4)	(85.9)	1,108.9	138.1	**N.A.[2]**	(481.0)	(214.2)	2,280.4	295.1	**N.A.[2]**
6.	**Write-offs of restructured accounts during year ended March 31, 2013**										
	No. of borrowers	—	—	—	—	—	—	—	(2)	(1)	**(3)**
	Amount outstanding	—	—	—	—	—	—	—	(158.1)	(76.9)	**(235.0)**
7.	**Restructured Accounts at March 2013**										
	No. of borrowers	141	8	283	4	**436**	174	8	295	7	**484**
	Amount outstanding	22,891.0	1,855.9	5,650.6	138.1	**30,535.6**	58,252.2	1,855.9	9,004.8	316.2	**69,429.1**
	Provision thereon	1,469.0	159.6	3,738.0	138.1	**5,504.7**	5,103.8	159.6	5,955.6	316.2	**11,535.2**

1. In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2012 and that shown in addition represents outstanding at March 31, 2013.
2. The amounts outstanding and the provision thereon are not presented as the number of borrowers is Nil.

forming part of the Accounts *(Contd.)*

24. Floating provision

The Bank holds floating provision of ₹ 1.9 million at March 31, 2014 (March 31, 2013:₹ 1.9 million) taken over from erstwhile Bank of Rajasthan on amalgamation.

25. Concentration of Deposits, Advances, Exposures and NPAs

(I) Concentration of deposits, advances, exposures and NPAs

₹ in million

Concentration of deposits	At March 31, 2014	*At March 31, 2013*
Total deposits of 20 largest depositors	242,537.6	*280,257.1*
Deposits of 20 largest depositors as a percentage of total deposits of the Bank	7.31%	*9.58%*

₹ in million

Concentration of advances[1]	At March 31, 2014	*At March 31, 2013*
Total advances to 20 largest borrowers (including banks)	1,154,740.4	*1,095,316.4*
Advances to 20 largest borrowers as a percentage of total advances of the Bank	15.73%	*15.44%*

1. Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norms.

₹ in million

Concentration of exposures[1]	At March 31, 2014	*At March 31, 2013*
Total exposure to 20 largest borrowers/customers (including banks)	1,190,611.6	*1,126,427.8*
Exposures to 20 largest borrowers/customers as a percentage of total exposure of the Bank	15.21%	*14.85%*

1. Represents credit and investment exposures as per RBI guidelines on exposure norms.

₹ in million

Concentration of NPAs	At March 31, 2014	*At March 31, 2013*
Total exposure[1] to top 4 NPA accounts	17,486.9	*12,511.3*

1. Represents gross exposure (funded and non-funded).

(II) Sector-wise NPAs

Sr. no.	Sector	Percentage of NPAs to total advances in that sector			
		At March 31, 2014		*At March 31, 2013*	
		Gross	Net	*Gross*	*Net*
1.	Agriculture and allied activities[1]	3.62%	0.93%	*3.60%*	*0.75%*
2.	Industry (Micro & small, medium and large)	3.04%	1.22%	*2.28%*	*0.70%*
3.	Services	3.45%	1.14%	*2.47%*	*1.05%*
4.	Personal loans[2]	2.49%	0.41%	*5.80%*	*0.56%*
	Total	3.03%	0.97%	*3.22%*	*0.77%*

1. Represents loans towards agriculture and allied activities that qualify for priority sector lending.
2. Excludes retail loans towards agriculture and allied activities that qualify for priority sector lending. Excludes commercial business loans, developer financing and dealer funding.

ICICI Bank **forming part of the Accounts** *(Contd.)*

(III) Overseas assets, NPAs and revenue

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Total assets[1]	**1,046,422.0**	*935,097.0*
Total NPAs (net)	**6,086.6**	*3,624.0*
Total revenue[1]	**58,949.7**	*46,925.8*

1. Represents the total assets and total revenue of foreign operations as reported in Schedule 18 notes to accounts note no. 4 on information about business and geographical segments, of the financial statements.

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms)

(a) The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPV sponsored[1]
A.	**Domestic**
	1. ICICI Equity Fund
	2. ICICI Strategic Investments Fund
B.	**Overseas**
	None

1. The nature of business of the above entities is venture capital fund.
2. During the three months ended December 31, 2013, ICICI Venture Value Fund ceased to be a consolidating entity and accordingly, has not been consolidated.
3. During the three months ended March 31, 2014, ICICI Eco-net Internet and Technology Fund and ICICI Emerging Sectors Fund ceased to be a consolidating entity and accordingly, have not been consolidated.

(b) The Following table set forth, the names of SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

Sr. No.	Name of the SPV[1]
A.	**Domestic**
	None
B.	**Overseas**
	None

1. During the three months ended March 31, 2014, Rainbow fund ceased to be a consolidating entity and accordingly, has not been consolidated

26. Exposure to sensitive sectors

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

		At March 31, 2014	*At March 31, 2013*
	Capital market sector		
i	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	**17,821.5**	*16,345.8*
ii	Advances against shares/bonds/ debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds	**11,614.4**	*11,791.5*
iii	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	**56,833.3**	*30,736.6*

forming part of the Accounts *(Contd.)*

₹ in million

		At March 31, 2014	*At March 31, 2013*
iv.	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/ convertible debentures/units of equity oriented mutual funds does not fully cover the advances	—	—
v.	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers	33,073.2	40,716.7
vi.	Loans sanctioned to corporate against the security of shares/bonds/ debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	—	—
vii.	Bridge loans to companies against expected equity flows/issues	—	—
viii	Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	—	—
ix.	Financing to stockbrokers for margin trading	—	—
x.	All exposures to Venture Capital Funds (both registered and unregistered)	9,436.0	9,415.4
xi.	Others	43,958.5	*83,448.4*
	Total Exposure to Capital Market	**172,736.9**	*192,454.4*

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

		At March 31, 2014	*At March 31, 2013*
Real estate sector			
I	**Direct exposure**	1,092,006.3	*890,029.8*
	i) Residential mortgages	752,096.2	*607,569.0*
	of which: individual housing loans eligible for priority sector advances	162,487.3	*164,309.0*
	ii) Commercial real estate[1]	300,215.1	*278,036.8*
	iii) Investments in mortgage backed securities (MBS) and other securitised exposure	39,695.0	*4,424.0*
	a. Residential	37,205.1	*4,424.0*
	b. Commercial real estate	2,489.9	—
II	**Indirect exposure**	71,901.4	*74,283.0*
	i) Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	71,901.4	*73,046.0*
	ii) Others	—	*1,237.0*
	Total Exposure to Real Estate Sector[2]	**1,163,907.7**	*964,312.8*

1. Commercial real estate exposure include loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.
2. Excludes non-banking assets acquired in satisfaction of claims.

27. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for Singapore was 1.45% (March 31, 2013: 1.45%) and United Kingdom was 0.79% (March 31, 2013: 1.34%). As the net funded exposure to Singapore exceeds 1.0% of total funded assets, the Bank held a provision of ₹ 135.0 million on country exposure at March 31, 2014 (March 31, 2013: ₹ 230.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	Exposure (net) at March 31, 2014	Provision held at March 31, 2014	*Exposure (net) at March 31, 2013*	*Provision held at March 31, 2013*
Insignificant	**713,811.9**	**135.0**	*546,787.0*	*230.0*
Low	**158,427.8**	—	*184,890.4*	—
Moderately Low	**73,278.3**	—	*41,721.0*	—
Moderate	—	—	*1,906.7*	—
Moderately High	—	—	—	—
High	—	—	—	—
Very High	—	—	—	—
Total	**945,518.0**	**135.0**	*775,305.1*	*230.0*

28. Details of Single Borrower Limit and Borrower Group Limit exceeded by the Bank

During the year ended March 31, 2014 and March 31, 2013, the Bank has complied with the Reserve Bank of India guidelines on single borrower and borrower group limit.

29. Unsecured advances against intangible assets

The Bank has not made advances against intangible collaterals of the borrowers, which are classified as 'unsecured' in its financial statements at March 31, 2014 (March 31, 2013:Nil) and the estimated value of the intangible collaterals was Nil at March 31, 2014 (March 31, 2013: Nil).

30. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2014	*At March 31, 2013*
At cost at March 31st of preceding year	**8,508.0**	*7,055.2*
Additions during the year	**925.7**	*1,462.3*
Deductions during the year	—	*(9.5)*
Depreciation to date	**(7,298.8)**	*(6,379.5)*
Net block	**2,134.9**	*2,128.5*

forming part of the Accounts *(Contd.)*

31. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents certain demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and Accounting Standard 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/ judicial precedents/assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customer fails to fulfill their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of Government securities bought/sold and remaining to be settled on the date of financial statements. This also includes the value of sell down options and other facilities pertaining to securitisation, the notional principal amounts of credit derivatives, amount applied in public offers under Application Supported by Blocked Amounts (ASBA), bill re-discounting and the amount that the Bank is obligated to pay under capital contracts. Capital contracts are job orders of a capital nature which have been committed.

32. Bancassurance

The following table sets forth, for the periods indicated, the break-up of income derived from bancassurance business.

₹ in million

Sr. No.	Nature of income	Year ended March 31, 2014	*Year ended March 31, 2013*
1.	Income from selling life insurance policies	4,786.5	*3,786.6*
2.	Income from selling non life insurance policies	539.5	*466.0*
3.	Income from selling mutual fund/collective investment scheme products	1,371.4	*1,004.3*

33. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening obligations	10,392.5	*9,602.7*
Service cost	240.3	*250.6*
Interest cost	833.7	*793.7*
Actuarial (gain)/loss	998.5	*2,017.8*
Liabilities extinguished on settlement	(2,012.8)	*(1,960.1)*
Benefits paid	(242.3)	*(312.2)*
Obligations at the end of year	10,209.9	*10,392.5*
Opening plan assets, at fair value	9,526.8	*9,379.5*
Expected return on plan assets	772.0	*728.5*
Actuarial gain/(loss)	(29.1)	*102.3*
Assets distributed on settlement	(2,236.5)	*(2,177.9)*
Contributions	1,227.9	*1,806.6*
Benefits paid	(242.3)	*(312.2)*
Closing plan assets, at fair value	9,018.8	*9,526.8*
Fair value of plan assets at the end of the year	9,018.8	*9,526.8*
Present value of the defined benefit obligations at the end of the year	10,209.9	*10,392.5*
Amount not recognised as an asset (limit in Para 59(b)of AS-15 on 'employee benefits')	—	—
Asset/(liability)	(1,191.1)	*(865.7)*
Cost for the year		
Service cost	240.3	*250.6*
Interest cost	833.7	*793.7*
Expected return on plan assets	(772.0)	*(728.5)*
Actuarial (gain)/loss	1,027.6	*1,915.5*
Curtailments & settlements (gain)/loss	223.7	*217.8*
Effect of the limit in para 59(b) of AS-15 on 'employee benefits'	—	—
Net cost	1,553.3	*2,449.1*
Actual return on plan assets	742.9	*828.7*
Expected employer's contribution next year	1,000.0	*670.0*
Investment details of plan assets		
Insurer Managed Funds[1]	80.86%	*77.74%*
Government of India securities	7.50%	*7.62%*
Corporate Bonds	9.00%	*9.31%*
Others	2.64%	*5.33%*
Assumptions		
Discount rate	9.25%	*8.00%*
Salary escalation rate:		
On Basic Pay	1.50%	*1.50%*
On Dearness Relief	7.00%	*7.00%*
Estimated rate of return on plan assets	8.00%	*8.00%*

1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
Plan assets	**9,018.8**	9,526.8	9,379.5	8,467.4	1,839.9
Defined benefit obligations	**10,209.9**	10,392.5	9,602.7	8,842.9	1,748.7
Amount not recognized as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	**—**	—	—	—	7.7
Surplus/(deficit)	**(1,191.1)**	(865.7)	(223.2)	(375.5)	83.5
Experience adjustment on plan assets	**(29.1)**	102.3	51.7	69.1	(130.7)
Experience adjustment on plan liabilities	**2,549.6**	1,525.2	2,692.3	689.7	196.9

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening obligations	**5,643.1**	*5,247.2*
Add: Adjustment for exchange fluctuation on opening obligations	**5.8**	*3.8*
Adjusted opening obligations	**5,648.9**	*5,251.0*
Service cost	**473.6**	*368.8*
Interest cost	**453.6**	*428.1*
Actuarial (gain)/loss	**(135.4)**	*267.2*
Past service cost	**—**	*0.6*
Liability transferred from/to other companies	**(6.2)**	*4.1*
Benefits paid	**(616.0)**	*(676.7)*
Obligations at the end of the year	**5,818.5**	*5,643.1*
Opening plan assets, at fair value	**5,530.5**	*5,027.4*
Expected return on plan assets	**426.5**	*375.8*
Actuarial gain/(loss)	**(29.5)**	*34.4*
Contributions	**424.6**	*764.6*
Asset transferred from/to other companies	**(6.2)**	*5.0*
Benefits paid	**(616.0)**	*(676.7)*
Closing plan assets, at fair value	**5,729.9**	*5,530.5*
Fair value of plan assets at the end of the year	**5,729.9**	*5,530.5*
Present value of the defined benefit obligations at the end of the year	**5,818.5**	*5,643.1*
Amount not recognised as an asset (limit in Para 59(b) of AS-15 on 'employee benefits')	**—**	—
Asset/(liability)	**(88.6)**	*(112.6)*
Cost for the year		
Service cost	**473.6**	*368.8*
Interest cost	**453.6**	*428.1*
Expected return on plan assets	**(426.5)**	*(375.8)*
Actuarial (gain)/loss	**(105.9)**	*232.8*
Past service cost	**—**	*0.6*
Exchange fluctuation loss/(gain)	**5.8**	*3.8*
Losses/(Gains) on "Acquisition/Divestiture"	**—**	—
Effect of the limit in para 59(b) of AS15 on 'employee benefits'	**—**	—
Net cost	**400.6**	*658.3*
Actual return on plan assets	**397.0**	*410.2*
Expected employer's contribution next year	**504.7**	*403.9*
Investment details of plan assets		
Insurer Managed Funds	**9.46%**	*9.95%*
Government of India securities	**16.75%**	*28.07%*
Corporate Bonds	**30.33%**	*27.81%*
Special Deposit schemes	**5.08%**	*5.26%*
Equity	**12.55%**	*12.89%*
Others	**25.83%**	*16.02%*
Assumptions		
Discount rate	**9.00%**	*7.95%*
Salary escalation rate	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*	*Year ended March 31, 2012*	*Year ended March 31, 2011*	*Year ended March 31, 2010*
Plan assets	**5,729.9**	*5,530.5*	*5,027.4*	*5,182.4*	*2,507.5*
Defined benefit obligations	**5,818.5**	*5,643.1*	*5,247.2*	*5,082.7*	*2,310.5*
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	—	—	—	—	47.9
Surplus/(deficit)	**(88.6)**	*(112.6)*	*(219.8)*	*99.7*	*149.1*
Experience adjustment on plan assets	**(29.5)**	*34.4*	*20.1*	*(63.2)*	*168.8*
Experience adjustment on plan liabilities	**217.6**	*153.6*	*44.1*	*79.0*	*(0.8)*

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Bank has made a provision for the year ended March 31, 2014 amounting to ₹ 3.5 million (March 31, 2013: Nil).

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for provident fund.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening obligations	**13,719.5**	*12,147.6*
Service cost	**974.9**	*783.4*
Interest cost	**1,096.5**	*1,003.8*
Actuarial (gain)/loss	**(49.1)**	*(26.4)*
Employees contribution	**1,681.4**	*1,380.7*
Liability transferred from/to other companies	**74.8**	*104.8*
Benefits paid	**(1,804.7)**	*(1,674.4)*
Obligations at end of the year	**15,693.3**	*13,719.5*
Opening plan assets	**13,719.5**	*12,129.8*
Expected return on plan assets	**1,194.4**	*1,017.2*
Actuarial gain/(loss)	**(150.5)**	*(22.0)*
Employer contributions	**974.9**	*783.4*
Employees contributions	**1,681.4**	*1,380.7*
Asset transferred from/to other companies	**74.8**	*104.8*
Benefits paid	**(1,804.7)**	*(1,674.4)*
Closing plan assets	**15,689.8**	*13,719.5*
Plan assets at the end of the year	**15,689.8**	*13,719.5*
Present value of the defined benefit obligations at the end of the year	**15,693.3**	*13,719.5*
Asset/(liability)	**(3.5)**	—
Cost for the year		
Service cost	**974.9**	*783.4*
Interest cost	**1,096.5**	*1,003.8*
Expected return on plan assets	**(1,194.4)**	*(1,017.2)*
Actuarial (gain)/loss	**101.4**	*(4.4)*
Net cost	**978.4**	*765.6*
Actual Return on Plan Assets	**1,043.9**	*995.2*
Expected employer's contribution next year	**1,041.9**	*838.2*
Investment details of plan assets		
Government of India securities	**38.82%**	*39.20%*
Corporate bonds	**51.72%**	*50.14%*
Special deposit scheme	**3.38%**	*3.87%*
Others	**6.08%**	*6.79%*
Assumption		
Discount rate	**9.00%**	*7.95%*
Expected rate of return on assets	**8.60%**	*8.45%*
Discount rate for the remaining term to maturity of investments	**9.05%**	*8.05%*
Average historic yield on the investment	**8.65%**	*8.55%*
Guaranteed rate of return	**8.75%**	*8.50%*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Plan assets	15,689.8	*13,719.5*
Defined benefit obligations	15,693.3	*13,719.5*
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	—	—
Surplus/(deficit)	(3.5)	—
Experience adjustment on plan assets	(150.5)	*(22.1)*
Experience adjustment on plan liabilities	(49.1)	*(26.4)*

Bank has contributed ₹ 1,412.8 million to provident fund for the year ended March 31, 2014 (March 31, 2013: ₹ 1,244.6 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

Bank has contributed ₹ 118.1 million for the year March 31, 2014 (March 31, 2013: ₹ 100.5 million) to superannuation fund.

34. Movement in provision for credit card/debit card/savings account reward points

The following table sets forth, for the periods indicated, movement in provision for credit card/debit card/savings account reward points.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening provision for reward points	745.9	*712.5*
Provision for reward points made during the year	745.3	*637.1*
Utilisation/write-back of provision for reward points	(655.2)	*(603.7)*
Closing provision for reward points[1]	836.0	*745.9*

1. The closing provision is based on the actuarial valuation of accumulated credit card/debit card/savings account reward points. This amount will be utilised towards redemption of the credit card/debit card/savings accounts reward points.

35. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

	Year ended March 31, 2014	*Year ended March 31, 2013*
Provisions for depreciation of investments	711.2	*1,261.8*
Provision towards non-performing and other assets[1]	22,522.7	*13,948.4*
Provision towards income tax	38,395.0	*29,982.0*
Deferred tax adjustment	3,131.9	*660.2*
Provision towards wealth tax	50.0	*70.0*
Other provisions and contingencies[2]	3,030.2	*2,815.2*
Total provisions and contingencies	**67,841.0**	*48,737.6*

1. Includes provision towards NPA amounting to ₹ 17,148.0 million (March 31, 2013: ₹ 12,835.2 million).
2. Includes provision towards standard assets amounting to ₹ 2,487.7 million (March 31, 2013: ₹ 1,439.1 million).

36. Provisions for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2014 amounted to ₹ 41,526.7 million (March 31, 2013: ₹ 30,642.2 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income-tax Act, 1961. The Bank is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation do not have material impact on the financial statements.

ICICI Bank **forming part of the Accounts** *(Contd.)*

37. Deferred tax

At March 31, 2014, the Bank has recorded net deferred tax asset of ₹ 7,468.6 million (March 31, 2013: ₹ 24,793.0 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

	At March 31, 2014	*At March 31, 2013*
Deferred tax asset		
Provision for bad and doubtful debts	**27,621.5**	*27,146.3*
Capital loss	**49.6**	*63.1*
Others	**2,196.7**	*2,265.4*
Total deferred tax asset	**29,867.8**	*29,474.8*
Deferred tax liability		
Special Reserve deduction[1]	**17,234.9**	—
Depreciation on fixed assets	**5,172.3**	*4,682.5*
Total deferred tax liability	**22,407.3**	*4,682.5*
Deferred tax asset/(liability) pertaining to foreign branches	**8.1**	*0.7*
Total net deferred tax asset/(liability)	**7,468.6**	*24,793.0*

1. The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India, through its circular dated December 20, 2013, advised banks to create deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, the Bank has created DTL of ₹ 14,192.3 million on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, the tax expense for the year ended March 31, 2014 is higher by ₹ 3,042.6 million due to creation of DTL on amount appropriated to Special Reserve for the year ended March 31, 2014.

38. Dividend distribution tax

Dividend received from Indian subsidiaries, on which dividend distribution tax has been paid by the Indian subsidiaries and dividend received from offshore subsidiaries, on which tax has been paid under section 115BBD of the Income Tax Act, 1961, has been reduced from dividend to be distributed by the Bank for the purpose of computation of dividend distribution tax as per section 115-O of the Income Tax Act, 1961.

39. Related Party Transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

Subsidiaries

ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Trust Limited and ICICI Prudential Pension Funds Management Company Limited.

Associates/joint ventures/other related entities

ICICI Equity Fund[1], ICICI Eco-net Internet and Technology Fund[1] (up to December 31, 2013), ICICI Emerging Sectors Fund[1] (up to December 31, 2013), ICICI Strategic Investments Fund[1], ICICI Kinfra Limited[1], FINO PayTech Limited, TCW/ICICI Investment Partners Limited (up to June 30, 2013), I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, ICICI Venture Value Fund[1] (up to September 30, 2013), Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, I-Ven Biotech Limited[1], Rainbow Fund (up to December 31, 2013), ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank and India Infradebt Limited[2].

1. Entities consolidated as per Accounting Standard (AS) 21 on 'Consolidated Financial Statements'.
2. This entity was incorporated and identified as a related party during the three months ended December 31, 2012.

Key management personnel

Chanda Kochhar, N. S. Kannan, K. Ramkumar, Rajiv Sabharwal.

Relatives of key management personnel

Deepak Kochhar, Arjun Kochhar, Aarti Kochhar, Mahesh Advani, Varuna Karna, Late Sunita R. Advani, Rangarajan Kumudalakshmi, Aditi Kannan, Narayanan Raghunathan, Narayanan Rangarajan, Narayanan Krishnamachari, R. Shyam, R. Suchithra, K. Jayakumar, R. Krishnaswamy, J. Krishnaswamy, Sangeeta Sabharwal.

The following were the significant transactions between the Bank and its related parties for the year ended March 31, 2014. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2014, the Bank paid insurance premium to insurance subsidiaries amounting to ₹ 1,072.6 million (March 31, 2013: ₹ 969.6 million). The material transactions for the year ended March 31, 2014 were payment of insurance premium to ICICI Lombard General Insurance Company Limited amounting to ₹ 978.5 million (March 31, 2013: ₹ 871.8 million) and to ICICI Prudential Life Insurance Company Limited amounting to ₹ 94.1 million (March 31, 2013: ₹ 97.8 million).

During the year ended March 31, 2014, the Bank's insurance claims (including the claims received by the Bank on behalf of key management personnel) from the insurance subsidiaries amounted to ₹ 396.6 million (March 31, 2013: ₹ 503.6 million). The material transactions for the year ended March 31, 2014 were with ICICI Lombard General Insurance Company Limited amounting to ₹ 326.7 million (March 31, 2013: ₹ 444.3 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 69.9 million (March 31, 2013: ₹ 59.3 million).

Fees and commission income

During the year ended March 31, 2014, the Bank received fees from its subsidiaries amounting to ₹ 5,880.4 million (March 31, 2013: ₹ 4,726.6 million), from its associates/joint ventures/other related entities amounting to ₹ 9.7 million (March 31, 2013: ₹ 13.9 million) and from relatives of key management personnel amounting to ₹ 0.1 million (March 31, 2013: ₹ 0.1 million). The material transactions for the year ended March 31, 2014 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 4,876.0 million (March 31, 2013: ₹ 3,860.1 million) and with ICICI Lombard General Insurance Company Limited amounting to ₹ 597.9 million (March 31, 2013: ₹ 516.6 million).

During the year ended March 31, 2014, the Bank received commission on bank guarantees from its subsidiaries amounting to ₹ 48.1 million (March 31, 2013: ₹ 41.8 million). The material transactions for the year ended March 31, 2014 were with ICICI Bank UK PLC amounting to ₹ 39.1 million (March 31, 2013: ₹ 35.1 million) and with ICICI Bank Eurasia Limited Liability Company amounting to ₹ 7.7 million (March 31, 2013: ₹ 5.6 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2014, the Bank recovered from its subsidiaries an amount of ₹ 1,257.9 million (March 31, 2013: ₹ 1,099.3 million), from its associates/joint ventures/other related entities an amount of ₹ 72.3 million (March 31, 2013: ₹ 147.9 million) and from its key management personnel amounting to Nil (March 31, 2013: ₹ 0.1 million) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2014 were with ICICI Securities Limited amounting to ₹ 288.4 million (March 31, 2013: ₹ 229.1 million), ICICI Home Finance Company Limited amounting to ₹ 276.1 million (March 31, 2013: ₹ 273.3 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 224.2 million (March 31, 2013: ₹ 164.0 million), ICICI Bank UK PLC amounting to ₹ 180.8 million (March 31, 2013: ₹ 151.2 million), ICICI Lombard General Insurance Company Limited amounting to ₹ 159.7 million (March 31, 2013: ₹ 143.6 million) and with ICICI Merchant Services Private Limited amounting to ₹ 0.7 million (March 31, 2013: ₹ 147.9 million).

Secondment of employees

During the year ended March 31, 2014, the Bank recovered towards deputation of employees from its subsidiaries an amount of ₹ 71.5 million (March 31, 2013: ₹ 52.2 million) and from its associates/joint ventures/other related entities an amount of ₹ 6.6 million (March 31, 2013: ₹ 6.6 million). The material transactions for the year ended March 31, 2014 were with ICICI Investment Management Company Limited amounting to ₹ 38.9 million (March 31, 2013: ₹ 35.6 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 16.1 million (March 31, 2013: ₹ 1.0 million), ICICI Securities Limited amounting to ₹ 15.4 million (March 31, 2013: ₹ 14.5 million) and with I-Process Services (India) Private Limited amounting to ₹ 6.6 million (March 31, 2013: ₹ 6.6 million).

Purchase of investments

During the year ended March 31, 2014, the Bank purchased certain investments from its subsidiaries amounting to ₹ 10,087.0 million (March 31, 2013: ₹ 23,702.1 million). The material transactions for the year ended March 31, 2014 were with ICICI Securities Primary Dealership Limited amounting to ₹ 7,189.3 million (March 31, 2013: ₹ 17,330.7 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 2,448.4 million (March 31, 2013: ₹ 3,056.9 million) and with ICICI Lombard General Insurance Company Limited amounting to ₹ 392.5 million (March 31, 2013: ₹ 3,314.5 million).

During the year ended March 31, 2014, the Bank invested in the equity shares of India Infradebt Limited amounting to Nil (March 31, 2013: ₹ 900.0 million), ICICI Lombard General Insurance Company Limited amounting to Nil (March 31, 2013: ₹ 740.0 million) and Mewar Aanchalik Gramin Bank amounting to Nil (March 31, 2013: ₹ 18.6 million).

Sale of investments

During the year ended March 31, 2014, the Bank sold certain investments to its subsidiaries amounting to ₹ 9,061.8 million (March 31, 2013: ₹ 12,119.1 million) and to its associates/joint ventures/other related entities amounting to ₹ 147.8 million (March 31, 2013: Nil). The material transactions for the year ended March 31, 2014 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 4,898.3 million (March 31, 2013: ₹ 4,088.0 million), ICICI Lombard General Insurance Company Limited amounting to ₹ 2,497.8 million (March 31, 2013: ₹ 1,321.2 million) and with ICICI Securities Primary Dealership Limited amounting to ₹ 1,649.4 million (March 31, 2013: ₹ 6,459.7 million).

Investment in Certificate of Deposits (CDs)/bonds issued by ICICI Bank

During the year ended March 31, 2014, subsidiaries have invested in CDs/bonds issued by the Bank amounting to Nil (March 31, 2013: ₹ 1,914.0 million). The material transactions for the year ended March 31, 2014 were with ICICI Prudential Life Insurance Company Limited amounting to Nil (March 31, 2013: ₹ 1,407.2 million) and with ICICI Securities Primary Dealership Limited amounting to Nil (March 31, 2013: ₹ 506.8 million).

During the year ended March 31, 2014, the Bank received a consideration from ICICI Bank Canada amounting to ₹ 4,070.4 million (equivalent to CAD 75.0 million) (March 31, 2013: Nil) on account of buyback of equity shares by ICICI Bank Canada.

During the year ended March 31, 2014, the Bank received a consideration from ICICI Bank UK PLC amounting to ₹ 2,995.8 million (equivalent to USD 50 million) (March 31, 2013: Nil) on account of redemption of bonds by ICICI Bank UK PLC.

During the year ended March 31, 2014, the Bank received a consideration from ICICI Bank UK PLC amounting to Nil [March 31, 2013: ₹ 5,428.5 million (equivalent to USD 100.0 million)] on account of buyback of equity/preference shares by ICICI Bank UK PLC.

During the year ended March 31, 2014, the Bank received a consideration from ICICI Emerging Sectors Fund amounting to ₹ 358.0 million (March 31, 2013: Nil) and from ICICI Eco-net Internet and Technology Fund amounting to ₹ 126.7 million (March 31, 2013: Nil) on account of redemption of units and distribution of gain/loss on units.

Reimbursement of expenses to subsidiaries

During the year ended March 31, 2014, the Bank reimbursed expenses to its subsidiaries amounting to ₹ 46.6 million (March 31, 2013: ₹ 29.6 million). The material transactions for the year ended March 31, 2014 were with ICICI Bank UK PLC amounting to ₹ 33.7 million (March 31, 2013: ₹ 5.8 million), ICICI Bank Canada amounting to ₹ 12.9 million (March 31, 2013: ₹ 7.3 million) and with ICICI Home Finance Company Limited amounting to Nil (March 31, 2013: ₹ 16.5 million).

Reimbursement of expenses to the Bank

During the year ended March 31, 2014, subsidiaries reimbursed expenses to the Bank amounting to ₹ 19.9 million (March 31, 2013: ₹ 29.1 million). The material transactions for the year ended March 31, 2014 were with ICICI Bank UK PLC amounting to ₹ 14.7 million (March 31, 2013: ₹ 18.0 million), ICICI Bank Canada amounting to ₹ 5.2 million (March 31, 2013: ₹ 5.0 million) and with ICICI Home Finance Company Limited amounting to Nil (March 31, 2013: ₹ 6.1 million).

Brokerage, fees and other expenses

During the year ended March 31, 2014, the Bank paid brokerage, fees and other expenses to its subsidiaries amounting to ₹ 671.8 million (March 31, 2013: ₹ 557.3 million) and to its associates/joint ventures/other related entities amounting to ₹ 3,179.4 million (March 31, 2013: ₹ 2,653.2 million). The material transactions for the year ended March 31, 2014 were with I-Process Services (India) Private Limited amounting to ₹ 1,664.2 million (March 31, 2013: ₹ 1,045.2 million), ICICI Merchant Services Private Limited amounting to ₹ 1,353.3 million (March 31, 2013: ₹ 1,305.2 million) and with ICICI Home Finance Company Limited amounting to ₹ 549.8 million (March 31, 2013: ₹ 373.7 million).

Income on custodial services

During the year ended March 31, 2014, the Bank recovered custodial charges from its subsidiaries amounting to ₹ 3.7 million (March 31, 2013: ₹ 5.1 million) and from its associates/joint ventures/other related entities amounting to ₹ 0.5 million (March 31, 2013: ₹ 0.9 million). The material transactions for the year ended March 31, 2014 were with ICICI Securities Primary Dealership Limited amounting to ₹ 3.6 million (March 31, 2013: ₹ 4.8 million).

forming part of the Accounts *(Contd.)*

Interest expenses

During the year ended March 31, 2014, the Bank paid interest to its subsidiaries amounting to ₹ 350.8 million (March 31, 2013: ₹ 390.9 million), to its associates/joint ventures/other related entities amounting to ₹ 353.8 million (March 31, 2013: ₹ 272.5 million), to its key management personnel amounting to ₹ 4.2 million (March 31, 2013: ₹ 2.9 million) and to relatives of key management personnel amounting to ₹ 1.7 million (March 31, 2013: ₹ 1.7 million). The material transactions for the year ended March 31, 2014 were with ICICI Securities Limited amounting to ₹ 284.2 million (March 31, 2013: ₹ 184.5 million), India Infradebt Limited amounting to ₹ 268.6 million (March 31, 2013: ₹ 84.5 million), Mewar Aanchalik Gramin Bank amounting to ₹ 70.0 million (March 31, 2013: ₹ 162.4 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 19.9 million (March 31, 2013: ₹ 148.4 million).

Interest income

During the year ended March 31, 2014, the Bank received interest from its subsidiaries amounting to ₹ 1,687.9 million (March 31, 2013: ₹ 1,781.2 million), from its associates/joint ventures/other related entities amounting to ₹ 55.8 million (March 31, 2013: ₹ 95.1 million), from its key management personnel amounting to ₹ 0.9 million (March 31, 2013: ₹ 0.4 million) and from relatives of key management personnel amounting to ₹ 0.5 million (March 31, 2013: ₹ 0.7 million). The material transactions for the year ended March 31, 2014 were with ICICI Home Finance Company Limited amounting to ₹ 1,151.0 million (March 31, 2013: ₹ 1,202.0 million) and with ICICI Bank Eurasia Limited Liability Company amounting to ₹ 173.9 million (March 31, 2013: ₹ 245.9 million).

Other income

The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. During the year ended March 31, 2014, the net loss of the Bank on forex and derivative transactions entered with subsidiaries was ₹ 743.7 million (March 31, 2013: net gain of ₹ 304.5 million). The material transactions for the year ended March 31, 2014 were loss of ₹ 1,168.4 million (March 31, 2013: gain of ₹ 235.7 million) with ICICI Bank UK PLC, gain of ₹ 266.6 million (March 31, 2013: gain of ₹ 170.4 million) with ICICI Bank Canada, gain of ₹ 237.8 million (March 31, 2013: loss of ₹ 162.5 million) with ICICI Home Finance Company Limited and loss of ₹ 108.2 million (March 31, 2013: gain of ₹ 31.6 million) with ICICI Securities Primary Dealership Limited.

While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/ covering transactions.

Dividend income

During the year ended March 31, 2014, the Bank received dividend from its subsidiaries amounting to ₹ 12,956.2 million (March 31, 2013: ₹ 9,117.6 million). The material transactions for the year ended March 31, 2014 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 6,901.7 million (March 31, 2013: ₹ 3,271.5 million), ICICI Bank Canada amounting to ₹ 2,859.5 million (March 31, 2013: ₹ 1,666.2 million), ICICI Bank UK PLC amounting to ₹ 1,536.9 million (March 31, 2013: ₹ 1,307.3 million) and with ICICI Home Finance Company Limited amounting to ₹ 1,137.2 million (March 31, 2013: ₹ 1,389.9 million).

Dividend paid

During the year ended March 31, 2014, the Bank paid dividend to its key management personnel amounting to ₹ 8.1 million (March 31, 2013: ₹ 6.7 million). The dividend paid during the year ended March 31, 2014 to Chanda Kochhar was ₹ 6.6 million (March 31, 2013: ₹ 5.1 million), to N. S. Kannan was ₹ 1.5 million (March 31, 2013: ₹ 1.2 million) and to K. Ramkumar was Nil (March 31, 2013: ₹ 0.4 million).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2014 was ₹ 168.7 million (March 31, 2013: ₹ 154.9 million). The remuneration paid for the year ended March 31, 2014 to Chanda Kochhar was ₹ 58.3 million (March 31, 2013: ₹ 54.2 million), to N. S. Kannan was ₹ 33.6 million (March 31, 2013: ₹ 32.2 million), to K. Ramkumar was ₹ 46.9 million (March 31, 2013: ₹ 42.7 million) and to Rajiv Sabharwal was ₹ 29.9 million (March 31, 2013: ₹ 25.8 million).

Sale of fixed assets

During the year ended March 31, 2014, the Bank sold fixed assets to its subsidiaries amounting to ₹ 2.6 million (March 31, 2013: ₹ 2.1 million), to its associates/joint ventures/other related entities amounting to ₹ 2.7 million (March 31, 2013: Nil) and to its key management personnel amounting to Nil (March 31, 2013: ₹ 0.7 million). The material transactions for the year ended March 31, 2014 were with India Infradebt Limited amounting to ₹ 2.7 million (March 31, 2013: Nil), ICICI Prudential Life

Insurance Company Limited amounting to ₹ 2.2 million (March 31, 2013: ₹ 0.1 million), ICICI Securities Limited amounting to Nil (March 31, 2013: ₹ 1.9 million) and with K. Ramkumar amounting to Nil (March 31, 2013: ₹ 0.7 million).

Purchase of fixed assets

During the year ended March 31, 2014, the Bank purchased fixed assets from its subsidiaries amounting to ₹ 4.2 million (March 31, 2013: ₹ 2.6 million). The material transactions for the year ended March 31, 2014 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 4.2 million (March 31, 2013: Nil), ICICI Venture Funds Management Company Limited amounting to Nil (March 31, 2013: ₹ 1.8 million) and with ICICI Prudential Asset Management Company Limited amounting to Nil (March 31, 2013: ₹ 0.8 million).

Sale of gold coins

During the year ended March 31, 2014, the Bank sold gold coins to ICICI Prudential Life Insurance Company Limited amounting to Nil (March 31, 2013: ₹ 1.7 million).

Donation

During the year ended March 31, 2014, the Bank has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 125.0 million (March 31, 2013: ₹ 80.0 million).

Purchase of loan

During the year ended March 31, 2014, the Bank purchased loans from ICICI Bank UK PLC amounting to ₹ 3,820.4 million (March 31, 2013: Nil).

Sale of loan

During the year ended March 31, 2014, the Bank sold loan (including undisbursed loan commitment) to ICICI Bank UK PLC amounting to ₹ 2,696.2 million (March 31, 2013: ₹ 1,357.1 million).

Purchase of bank guarantees

Bank guarantees issued by ICICI Bank UK Plc on behalf of its clients amounting to Nil were transferred to the bank during the year ended March 31, 2014 (March 31, 2013: ₹ 12,221.2 million).

Letters of Comfort

The Bank has issued letters of comfort on behalf of its banking subsidiaries. The details of the letters are given below.

On behalf of	To	Purpose
ICICI Bank UK Plc	Financial Services Authority, UK ('FSA')	Financially support ICICI Bank UK Plc to ensure that it meets all of its obligations as they fall due.
ICICI Bank Canada	Canada Deposit Insurance Corporation ('CDIC')	To comply with the Bank Act and the CDIC regulations or by-laws thereunder and to indemnify CDIC against all losses, damages, reasonable costs and expenses arising from failure of ICICI Bank Canada in performing the same.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. for Singapore dollar 10.0 million (currently equivalent to ₹ 475.8 million) to the Monetary Authority of Singapore (MAS) and has executed indemnity agreement on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million (currently equivalent to ₹ 135.7 million) each, aggregating to Canadian dollar 17.5 million (currently equivalent to ₹ 949.8 million). The Bank has furnished an undertaking on behalf of ICICI Bank Eurasia Limited Liability Company, for an amount of USD 19.0 million (currently equivalent to ₹ 1,138.4 million) in relation to its borrowing. The aggregate amount of ₹ 2,564.0 million at March 31, 2014 (March 31, 2013: ₹ 2,270.2 million) is included in the contingent liabilities.

During the year, the Bank has issued an indemnity letter to one independent director on behalf of ICICI Bank Canada.

In addition to the above, the Bank has also issued letters of comfort in the nature of letters of awareness on behalf of its subsidiaries in respect of their borrowings made or proposed to be made and for other incidental business purposes. As they are in the nature of factual statements or confirmation of facts, they do not create any financial impact on the Bank.

The letters of comfort in the nature of letters of awareness that are outstanding at March 31, 2014 issued by the Bank on behalf of its subsidiaries, aggregate to ₹ 14,530.2 million (March 31, 2013: ₹ 18,640.5 million). During the year ended March 31, 2014, borrowings pertaining to letters of comfort aggregating ₹ 4,110.3 million were repaid.

forming part of the Accounts *(Contd.)*

Related party balances

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2014.

₹ in million

Items/Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	7,137.0	4,566.5	51.0	28.7	**11,783.2**
Deposits of ICICI Bank	1,505.4	—	—	—	**1,505.4**
Call/term money lent	—	—	—	—	**—**
Call/term money borrowed	—	—	—	—	**—**
Reverse repurchase	24,970.8	—	—	—	**24,970.8**
Advances	11,057.0	2.4	28.0	6.1	**11,093.5**
Investments of ICICI Bank	127,746.8	3,417.2	—	—	**131,164.0**
Investments of related parties in ICICI Bank	5.0	15.0	4.2	0.0[3]	**24.2**
Receivables[1]	1,234.1	—	—	—	**1,234.1**
Payables[1]	23.3	259.4	—	—	**282.7**
Guarantees/letter of credit/ indemnity	16,089.4	0.1	—	—	**16,089.5**
Swaps/forward contracts (notional amount)	100,813.3	—	—	—	**100,813.3**
Employee stock options outstanding (Numbers)	—	—	3,760,000	—	**3,760,000**
Employee stock options exercised[2]	—	—	0.4	—	**0.4**

1. Excludes mark-to-market on outstanding derivative transactions.
2. During the year ended March 31, 2014, 37,500 employee stock options were exercised, which have been reported at face value.
3. Insignificant amount.

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/ other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2014.

₹ in million

Items/ Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	10,374.0	5,200.5	83.2	30.1	**15,687.8**
Deposits of ICICI Bank	1,962.3	—	—	—	**1,962.3**
Call/term money lent	10,000.0	—	—	—	**10,000.0**
Call/term money borrowed	927.1	—	—	—	**927.1**
Reverse repurchase	24,970.8	—	—	—	**24,970.8**
Advances	21,154.0	331.7	30.7	8.3	**21,524.7**
Investments of ICICI Bank	134,013.5	4,086.0	—	—	**138,099.5**
Investments of related parties in ICICI Bank[1]	380.6	15.0	4.2	0.0[2]	**399.8**
Receivables	1,749.7	359.3[1]	—	—	**2,109.0**
Payables[1]	82.7	679.2	—	—	**761.9**
Guarantees/ letter of credit/ indemnity	16,227.5	1,689.7	—	—	**17,917.2**
Swaps/forward contracts (notional amount)	174,240.1	—	—	—	**174,240.1**

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.
2. Insignificant amount.

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2013.

₹ in million

Items/ Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	8,365.4	5,166.5	60.5	23.6	**13,616.0**
Deposits of ICICI Bank	100.4	—	—	—	**100.4**
Call/term money lent	—	—	—	—	**—**
Call/term money borrowed	—	—	—	—	**—**
Advances	18,982.0	305.5	5.7	6.9	**19,300.1**
Investments of ICICI Bank	133,339.4	3,862.3	—	—	**137,201.7**
Investments of related parties in ICICI Bank	430.7	15.0	4.1	—	**449.8**
Receivables[1]	929.0	—	—	—	**929.0**
Payables[1]	56.5	1,199.9	—	—	**1,256.4**
Guarantees/ letter of credit/ indemnity	9,273.4	1,689.7	—	—	**10,963.1**
Swaps/forward contracts (notional amount)	133,492.5	—	—	—	**133,492.5**
Employee stock options outstanding (Numbers)	—	—	3,172,500	—	**3,172,500**
Employee stock options exercised[2]	—	—	0.5	—	**0.5**

1. Excludes mark-to-market on outstanding derivative transactions.
2. During the year ended March 31, 2013, 54,000 employee stock options were exercised, which have been reported at face value.

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/ other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2013.

₹ in million

Items/Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	8,365.4	5,170.1	74.3	44.6	**13,654.4**
Deposits of ICICI Bank	1,245.2	—	—	—	**1,245.2**
Call/term money lent	10,068.7	—	—	—	**10,068.7**
Call/term money borrowed	—	—	—	—	**—**
Advances	24,544.5	2,004.5	10.4	7.9	**26,567.3**
Investments of ICICI Bank	137,689.2	4,157.4	—	—	**141,846.6**
Investments of related parties in ICICI Bank[1]	1,285.0	15.0	4.1	—	**1,304.1**
Receivables	1,759.1	0.4[1]	—	—	**1,759.5**
Payables[1]	56.5	1,199.9	—	—	**1,256.4**
Guarantees/ letter of credit/ indemnity	13,635.1	1,689.7	—	—	**15,324.8**
Swaps/forward contracts (notional amount)	191,242.6	—	—	—	**191,242.6**

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

40. Small and micro enterprises

Under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2014, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was ₹ 0.9 million (March 31, 2013: ₹ 6.0 million). An amount of ₹ 0.01 million (March 31, 2013: ₹ 0.2 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

41. Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2014 was ₹ 10.0 million (March 31, 2013: ₹ 3.1 million).

During the year ended March 31, 2014, RBI imposed a penalty of ₹ 10.0 million, in exercise of powers vested with it under the provisions of section 47(A)(1)(c) read with section 46(4)(i)of the Banking Regulation Act, 1949 and subsection (3) of section 11 of Foreign Exchange Management Act, 1999 (FEMA) on operating matters pertaining to Know Your Customer (KYC).The Bank has paid this penalty to RBI.

42. Disclosure on Remuneration

Compensation policy and practices

(A) Qualitative disclosures

a) Information relating to the composition and mandate of the Remuneration Committee

The Board Governance, Remuneration & Nomination Committee (BGRNC) comprises three independent Directors. The functions of the Committee include recommendation of appointments of Directors to the Board, evaluation of the performance of the Whole Time Directors (WTDs) (Including the Managing Director & CEO) on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to WTDs, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme (ESOS) and recommendation of grant of the Bank's stock options to employees and WTDs of the Bank and its subsidiary companies.

b) Information relating to design and structure of remuneration processes and the key features and objectives of remuneration policy

The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy approved by the Board on January 31, 2012, pursuant to the guidelines issued by RBI.

The key elements of the Bank's compensation practices are:

- Effective governance of compensation: The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for WTDs and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for WTDs and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for WTDs and equivalent positions and bonus for employees.
- Alignment of compensation philosophy with prudent risk taking: The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

c) Description of the ways in which current and future risks are taken into account in the remuneration processes including the nature and type of the key measures used to take account of these risks.

The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of WTDs & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

d) Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The level of performance bonus, increments in salary and allowances and grant of stock options are determined based on the assessment of performance as described above.

e) Discussion of the Bank's policy on deferral and vesting of variable remuneration and the Bank's policy and criteria for adjusting deferred remuneration before vesting and after vesting

The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence or breach of integrity. In such cases, variable pay already paid out is also subject to clawback arrangements.

f) Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms

The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service.The Bank also pays variable pay to sales officers and relationship managers in wealth management roles while ensuring that such pay-outs are in accordance with the requirement of RBI from time to time. The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and Presidents.

₹ in million, except numbers

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Number of meetings held by the BGRNC	**5**	*3*
Remuneration paid to its members (sitting fees)	**0.3**	*0.2*
Number of employees having received a variable remuneration award	**6**	*7*
Number and total amount of sign-on awards made	**Nil**	*Nil*
Details of guaranteed bonus paid as joining/sign on bonus	**Nil**	*Nil*
Details of severance pay, in addition to accrued benefits	**Nil**	*Nil*
Total amount of outstanding deferred remuneration		
a) Cash	**72.5**	*54.7*
b) Shares	**Nil**	*Nil*
c) Shares-linked instruments (nos.)	**2,796,500**	*2,533,000*[1]
d) Other forms	**Nil**	*Nil*
Total amount of deferred remuneration paid out	**8.3**	*Nil*
Break-down of amount of remuneration awards		
a) Fixed[2]	**150.1**	*133.8*
b) Variable[3]	**65.3**	*74.6*
c) Deferred[4]	**26.1**	*29.9*
d) Non-deferred	**39.2**	*44.8*
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments at March 31	**72.5**	*54.7*
Total amount of reductions due to ex-post explicit adjustments	**Nil**	*Nil*
Total amount of reductions due to ex-post implicit adjustments	**Nil**	*Nil*

1. Pursuant to grant of options under ESOS. Of these options, 75,000 options granted to a President who retired subsequently, vested fully on April 27, 2013.

2. Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.
3. Variable pay for the year ended March 31, 2014 was awarded in the month of April 2014 and is subject to approval from RBI.
4. In line with the Bank's compensation policy, the stipulated percentage of performance bonus is deferred.

43. Disclosure of complaints

The following table sets forth, for the periods indicated, the movement of the outstanding number of complaints.

Particulars	**Year ended March 31, 2014**	*Year ended March 31, 2013*
a) No. of complaints pending at the beginning of the year	**2,628**	*3,837*
b) No. of complaints received during the year	**92,380**[2]	*101,408*
c) No. of complaints redressed during the year	**93,190**[2]	*102,617*
d) No. of complaints pending at the end of the year	**1,818**[2]	*2,628*

1. Does not include complaints redressed within 1 working day.
2. Includes complaints pertaining to failed ATM transaction at other banks' ATMs in terms of RBI Circular dated September 3, 2013

The following table sets forth, for the periods indicated, the details of awards during the year.

Particulars	**Year ended March 31, 2014**	*Year ended March 31, 2013*
a) No. of unimplemented awards at the beginning of the year	—	—
b) No. of awards passed by the Banking Ombudsmen during the year	—	—
c) No. of awards implemented during the year	—	—
d) No. of unimplemented awards at the end of the year	—	—

44. Drawdown from reserves

There has been no draw down from reserves during the year ended March 31, 2014 (March 31, 2013: Nil).

45. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
Chartered Accountants
ICAI Firm Registration no.: 301003E

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.:102102

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 25, 2014

P. SANKER
Senior General Manager
(Legal) & Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

ICICI Bank

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

Sr. No.	Name of the subsidiary company	Financial year of the subsidiary ended on	No. of equity shares held by ICICI Bank and/or its nominees in the subsidiary at March 31, 2014	Extent of interest of ICICI Bank in capital of subsidiary	Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank and is not dealt with in the accounts of ICICI Bank[1] (₹ in '000s)		Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank dealt with or provided for in the accounts of ICICI Bank[2] (₹ in '000s)	
					For the financial year ended March 31, 2014	For the previous financial years of the subsidiary since it became a subsidiary	For the financial year ended March 31, 2014	For the previous financial years of the subsidiary since it became a subsidiary
1	ICICI Securities Primary Dealership Limited	March 31, 2014	15,634 equity shares of ₹ 100,000 each fully paid up	100.0%	1,138,561	7,789,762	179,791	8,436,046
2	ICICI Securities Limited	March 31, 2014	805,353,500 equity shares of ₹ 2 each, fully paid up	100.0%	599,267	2,147,043	150,118	4,466,873
3	ICICI Securities Holdings Inc.[3]	March 31, 2014	16,640,000 common stock of USD 1 each fully paid up held by ICICI Securities Limited	—	(844)	(145,248)	Nil	Nil
4	ICICI Securities Inc.[3]	March 31, 2014	12,980,000 common stock of USD 1 each fully paid up held by ICICI Securities Holdings Inc.	—	34,315	(553,605)	Nil	15,635
5	ICICI Venture Funds Management Company Limited	March 31, 2014	1,000,000 equity shares of ₹ 10 each fully paid up	100.0%	319,799	2,713,194	10,000	4,325,979
6	ICICI International Limited[4]	March 31, 2014	90,000 ordinary shares of USD 10 each fully paid up	100.0%	(2,729)	38,998	Nil	15,782
7	ICICI Home Finance Company Limited	March 31, 2014	1,098,750,000 equity shares of ₹ 10 each fully paid up	100.0%	1,090,992	4,719,045	1,137,206	7,457,227
8	ICICI Trusteeship Services Limited	March 31, 2014	50,000 equity shares of ₹ 10 each fully paid up	100.0%	388	3,571	Nil	Nil
9	ICICI Investment Management Company Limited	March 31, 2014	10,000,700 equity shares of ₹ 10 each fully paid up	100.0%	1,899	52,435	Nil	Nil
10	ICICI Prudential Life Insurance Company Limited	March 31, 2014	1,055,310,907 equity shares of ₹ 10 each fully paid up	73.8%	4,666,451	(3,772,700)	6,901,733	5,592,462
11	ICICI Lombard General Insurance Company Limited	March 31, 2014	325,883,744 equity shares of ₹ 10 each fully paid up	73.2%	3,744,144	(108,284)	Nil	2,117,208
12	ICICI Bank UK PLC[4]	March 31, 2014	495,000,000 ordinary shares of USD 1 each and 50,002 ordinary shares of 1 GBP each	100.0%	13,795	6,530,532	1,510,149	3,189,106
13	ICICI Bank Canada[5,8]	December 31, 2013	839,500,000 common shares	100.0%	1,224,480	4,316,049	1,579,674	2,553,981
14	ICICI Bank Eurasia Limited Liability Company[#,6,8]	December 31, 2013	Not Applicable #	100.0%	(99,749)	525,962	278,520	425,517
15	ICICI Prudential Asset Management Company Limited	March 31, 2014	9,002,573 equity shares of ₹ 10 each, fully paid up	51.0%	751,663	1,073,887	180,051	1,753,556
16	ICICI Prudential Trust Limited	March 31, 2014	51,157 equity shares of ₹ 10 each, fully paid up	50.8%	492	2,778	895	3,861
17	ICICI Prudential Pension Funds Management Company Limited[7]	March 31, 2014	27,000,000 equity shares of ₹ 10 each, fully paid up held by ICICI Prudential Life Insurance Company Limited	—	(7,870)	(1,237)	Nil	Nil

\# The shares in the authorised capital of ICICI Bank Eurasia Limited Liability Company are registered without issue of equity shares due to the legal form of the subsidiary.

1. The above companies (other than ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited and ICICI Prudential Pension Funds Management Company Limited) which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of the Bank consequent to the merger of erstwhile ICICI Limited with ICICI Bank.
2. The amount received by erstwhile ICICI Limited upto March 29, 2002 as dividend has also been included in the reserves of ICICI Bank.
3. ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
4. The profits of ICICI Bank UK PLC and ICICI International Limited for the year ended March 31, 2014 have been translated into Indian Rupees at the rate of 1 USD = ₹ 60.4176.
5. The profits of ICICI Bank Canada for the year ended December 31, 2013 have been translated into Indian Rupees at the rate of 1 CAD = ₹ 57.8021.
6. The profits of ICICI Bank Eurasia Limited Liability Company for the year ended December 31, 2013 have been translated into Indian Rupees at the rate of 1 RUB = ₹ 1.8568.
7. ICICI Prudential Pension Funds Management Company Limited, a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited, was incorporated on April 22, 2009.
8. The information furnished for ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2013 to December 31, 2013, being their financial year.

The key financial parameters of the following companies at March 31, 2014 and their movement from December 31, 2013 are given below:

₹ in '000s

Particulars	ICICI Bank Canada[b]			ICICI Bank Eurasia Limited Liability Company[c]		
	At March 31, 2014	At December 31, 2013	Movement	At March 31, 2014	At December 31, 2013	Movement
Fixed assets	76,524	82,957	(6,433)	39,431	47,868	(8,437)
Investments	28,029,738	28,012,711	17,027	506,250	593,330	(87,080)
Advances	259,163,670	273,027,990	(13,864,320)	5,202,329	6,093,287	(890,958)
Borrowings[a]	109,455,855	108,274,182	1,181,673	2,346,896	4,154,787	(1,807,891)

a. Since it is not possible to identify the amount borrowed to meet the current liabilities, the amount shown above represents the total borrowings. The borrowings include subordinate debts and exclude preferred shares.

b. The financial parameters of ICICI Bank Canada have been translated into Indian Rupees at 1 CAD = ₹ 54.2725 at March 31, 2014 and 1 CAD = ₹ 58.0525 at December 31, 2013.

c. The financial parameters of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at 1 RUB = ₹ 1.6838 at March 31, 2014 and 1 RUB = ₹ 1.8897 at December 31, 2013.

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place: Mumbai
Date : April 25, 2014

P. SANKER
Senior General Manager (Legal) & Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

ICICI Bank

Consolidated financial statements of ICICI Bank Limited and its subsidiaries

ICICI Bank

To the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements.

We have audited the accompanying consolidated financial statements of ICICI Bank Limited ("the Bank") and its subsidiaries, associates and joint ventures (the 'ICICI Group'), which comprise the consolidated Balance Sheet as at March 31, 2014, and the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group's preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, based on our audit and on consideration of reports of other auditors and branches auditors on separate financial statements and other financial information of the components, and the consideration of the un-audited financial statements, and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2014;

(b) in the case of the consolidated Profit and Loss Account, of the profit for the year ended on that date; and

(c) in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

OTHER MATTER

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of ₹ 709,872 million as at March 31, 2014, total revenue of ₹ 86,108 million and cash inflows amounting to ₹ 21,444 million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

We did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches, whose financial statements reflect total assets of ₹ 1,630,498 million as at March 31, 2014, the total revenue of ₹ 69,223 million for the year ended March 31, 2014 and net cash flows amounting to ₹ 209,916 million for the year ended March 31, 2014. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

We have also relied on the un-audited financial statements of certain subsidiaries, associates and joint ventures, whose financial statements reflect total assets of ₹ 21,983 million as at March 31, 2014, total revenues of ₹ 8,302 million and net cash out flows amounting to ₹ 2,156 million for the year then ended.

We have jointly audited, with other auditor, the financial statements of subsidiary which reflect total assets of ₹ 816,826 million as at March 31, 2014, total revenue of ₹ 159,902 million and net cash out flows amounting to ₹ 7,300 million for the year then ended. For the purpose of the consolidated financial statements, we have relied upon the work of other auditors.

The auditors of the ICICI Prudential Life Insurance Company, the ICICI Group's life insurance subsidiary have reported, "The actuarial valuation of liabilities for life policies in force is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at March 31, 2014 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority ('IRDA') and the Institute of Actuaries of India in concurrence with the IRDA. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on financial statements of the Company".

The auditors of the ICICI Lombard General Insurance Company Limited, the ICICI Group's general insurance subsidiary have reported, "The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR') and Incurred But Not Enough Reported ('IBNER') as at March 31, 2014, other than for reinsurance accepted from Decline Risk Pool ('DR Pool'), has been duly certified by the Appointed Actuary of the Company and relied upon by us. The Appointed Actuary has also certified that the assumptions considered by him for such valuation are in accordance with the guidelines and norms prescribed by the IRDA and the Actuarial Society of India in concurrence with the IRDA. In respect of reinsurance accepted from DR Pool, IBNR/IBNER has been recognized based on the estimates received from DR Pool".

For S.R. BATLIBOI & CO. LLP
ICAI Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Place: Mumbai
Date: April 25, 2014

consolidated balance sheet

ICICI Bank **at March 31, 2014** **(₹ in '000s)**

	Schedule	At 31.03.2014	*At 31.03.2013*
CAPITAL AND LIABILITIES			
Capital	1	**11,550,446**	*11,536,362*
Employees stock options outstanding		**65,744**	*44,835*
Reserves and surplus	2	**752,682,333**	*676,042,933*
Minority interest	2A	**20,107,641**	*17,057,595*
Deposits	3	**3,595,126,823**	*3,147,705,357*
Borrowings	4	**1,835,420,690**	*1,728,882,194*
Liabilities on policies in force		**749,265,060**	*689,105,371*
Other liabilities and provisions	5	**511,038,033**	*477,842,496*
TOTAL CAPITAL AND LIABILITIES		**7,475,256,770**	*6,748,217,143*
ASSETS			
Cash and balances with Reserve Bank of India	6	**220,969,309**	*193,062,020*
Balances with banks and money at call and short notice	7	**261,612,955**	*300,646,550*
Investments	8	**2,676,094,407**	*2,556,666,786*
Advances	9	**3,873,417,806**	*3,299,741,265*
Fixed assets	10	**55,068,300**	*54,734,587*
Other assets	11	**388,093,993**	*343,365,935*
TOTAL ASSETS		**7,475,256,770**	*6,748,217,143*
Contingent liabilities	12	**9,141,257,961**	*9,139,712,204*
Bills for collection		**136,798,982**	*124,534,781*
Significant accounting policies and notes to accounts	17 &18		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
ICAI Firm Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 25, 2014

P. SANKER
Senior General Manager (Legal)
& Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

consolidated profit and loss account

for the year ended March 31, 2014 **(₹ in '000s)**

		Schedule	Year ended 31.03.2014	*Year ended 31.03.2013*
I.	**INCOME**			
	Interest earned	13	**494,792,476**	*448,845,894*
	Other income	14	**300,846,072**	*293,198,074*
	TOTAL INCOME		**795,638,548**	*742,043,968*
II.	**EXPENDITURE**			
	Interest expended	15	**297,106,119**	*282,854,093*
	Operating expenses	16	**306,663,585**	*302,070,495*
	Provisions and contingencies (refer note 18.7)		**75,097,674**	*55,820,531*
	TOTAL EXPENDITURE		**678,867,378**	*640,745,119*
III.	**PROFIT/(LOSS)**			
	Net profit for the year		**116,771,170**	*101,298,849*
	Less: Minority interest		**6,357,506**	*5,262,724*
	Net profit after minority interest		**110,413,664**	*96,036,125*
	Profit/(loss) brought forward		**103,294,625**	*68,048,685*
	TOTAL PROFIT/(LOSS)		**213,708,289**	*164,084,810*
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**24,530,000**	*20,820,000*
	Transfer to Reserve Fund		**46,146**	*27,775*
	Transfer to Capital Reserve		**760,000**	*330,000*
	Transfer to/(from) Investment Reserve Account		**1,270,000**	*—*
	Transfer to Special Reserve		**9,446,000**	*8,041,000*
	Transfer to Revenue and other reserves		**1,992,076**	*4,556,213*
	Dividend (including corporate dividend tax) for the previous year paid during the year		**(539,685)**	*2,491*
	Proposed equity share dividend		**26,562,812**	*23,072,271*
	Proposed preference share dividend		**35**	*35*
	Corporate dividend tax		**4,165,357**	*3,940,400*
	Balance carried over to balance sheet		**145,475,548**	*103,294,625*
	TOTAL		**213,708,289**	*164,084,810*
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (Refer note 18.1)				
	Basic (₹)		**95.65**	*83.29*
	Diluted (₹)		**95.14**	*82.84*
Face value per share (₹)			**10.00**	*10.00*

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
ICAI Firm Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 25, 2014

P. SANKER
Senior General Manager (Legal) & Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

consolidated cash flow statement

ICICI Bank **for the year ended March 31, 2014** **(₹ in '000s)**

Particulars		Year ended 31.03.2014	*Year ended 31.03.2013*
Cash flow from operating activities			
Profit before taxes		**156,508,688**	*130,904,932*
Adjustments for:			
Depreciation and amortisation		**8,418,401**	*7,309,535*
Net (appreciation)/depreciation on investments		**(704,719)**	*4,964,954*
Provision in respect of non-performing and other assets		**24,818,320**	*15,513,824*
Prudential provision for standard assets		**1,591,953**	*1,349,872*
Provision for contingencies & others		**963,597**	*2,370,283*
(Profit)/loss on sale of fixed assets		**(1,352,001)**	*(339,276)*
Employees stock options grants		**120,371**	*98,647*
	(i)	**190,364,610**	*162,172,771*
Adjustments for:			
(Increase)/decrease in investments		**49,187,517**	*53,888,779*
(Increase)/decrease in advances		**(573,005,899)**	*(394,857,560)*
Increase/(decrease) in deposits		**447,421,466**	*328,200,621*
(Increase)/decrease in other assets		**(58,988,442)**	*19,276,308*
Increase/(decrease) in other liabilities and provisions		**58,968,410**	*43,960,881*
	(ii)	**(76,416,948)**	*50,469,029*
Refund/(payment) of direct taxes	(iii)	**(46,299,744)**	*(37,702,018)*
Net cash flow from operating activities (i)+(ii)+(iii)	**(A)**	**67,647,918**	*174,939,782*
Cash flow from investing activities			
Purchase of fixed assets		**(8,373,656)**	*(6,249,292)*
Proceeds from sale of fixed assets		**2,051,182**	*700,038*
(Purchase)/sale of held to maturity securities		**(160,353,177)**	*(185,928,901)*
Net cash used in investing activities	**(B)**	**(166,675,651)**	*(191,478,155)*
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		**761,818**	*447,515*
Net proceeds/(repayment) of borrowings		**105,001,542**	*114,579,019*
Dividend and dividend tax paid		**(27,040,480)**	*(22,194,629)*
Net cash generated from financing activities	**(C)**	**78,722,880**	*92,831,905*
Effect of exchange fluctuation on translation reserve	**(D)**	**9,178,547**	*5,852,155*
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)		**(11,126,306)**	*82,145,687*
Cash and cash equivalents at beginning of the year		**493,708,570**	*411,562,883*
Cash and cash equivalents at end of the year		**482,582,264**	*493,708,570*

Significant accounting policies and notes to accounts (refer schedule 17 & 18).
Refer Item no. 12 in schedule 17 significant accouting policies.
The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
ICAI Firm Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 25, 2014

P. SANKER
Senior General Manager (Legal) & Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

forming part of the Consolidated Balance Sheet (₹ in '000s)

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 1 - CAPITAL		
Authorised capital		
1,275,000,000 equity shares of ₹ 10 each (March 31, 2013: 1,275,000,000 equity shares of ₹ 10 each)	12,750,000	*12,750,000*
15,000,000 shares of ₹ 100 each (March 31, 2013: 15,000,000 shares of ₹ 100 each)[1]	1,500,000	*1,500,000*
350 preference shares of ₹ 10 million each (March 31, 2013: 350 preference shares of ₹ 10 million each)[2]	3,500,000	*3,500,000*
Equity share capital		
Issued, subscribed and paid-up capital		
1,153,581,715 equity shares of ₹ 10 each (March 31, 2013: 1,152,714,442 equity shares)	11,535,817	*11,527,144*
Add: 1,405,540 equity shares of ₹ 10 each (March 31, 2013: 867,273 equity shares) issued pursuant to exercise of employee stock options	14,055	*8,673*
Less: 154,486 equity shares of ₹ 10 each forfeited (March 31, 2013: Nil)	1,545	*—*
	11,548,327	*11,535,817*
Less: Calls unpaid	—	*(225)*
Add: 266,089 equity shares of ₹ 10 each forfeited (March 31, 2013: 111,603 equity shares)	2,119	*770*
TOTAL CAPITAL	11,550,446	*11,536,362*

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.
2. Pursuant to RBI circular the issued and paid-up preference shares are grouped under Schedule 4- "Borrowings".

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	110,736,519	*89,916,519*
Additions during the year	24,530,000	*20,820,000*
Deductions during the year	—	*—*
Closing balance	135,266,519	*110,736,519*
II. Special reserve		
Opening balance	48,612,700	*40,571,700*
Additions during the year	9,446,000	*8,041,000*
Deductions during the year	—	*—*
Closing balance	58,058,700	*48,612,700*
III. Securities premium		
Opening balance	314,492,354	*313,975,852*
Additions during the year[1]	1,045,396	*516,502*
Deductions during the year	—	*—*
Closing balance	315,537,750	*314,492,354*
IV. Investment reserve account		
Opening balance	—	*—*
Additions during the year	1,270,000	*—*
Deductions during the year	—	*—*
Closing balance	1,270,000	*—*
V. Unrealised investment reserve[2]		
Opening balance	36,240	*85,451*
Additions during the year	86,956	*12,400*
Deductions during the year	89,096	*61,611*
Closing balance	34,100	*36,240*

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
VI. Capital reserve		
Opening balance	**22,417,857**	*22,087,857*
Additions during the year[3]	**760,000**	*330,000*
Deductions during the year	**1,466**	—
Closing balance[4]	**23,176,391**	*22,417,857*
VII. Foreign currency translation reserve		
Opening balance	**16,254,689**	*10,402,534*
Additions during the year	**11,400,999**	*5,852,155*
Deductions during the year[5]	**2,222,453**	—
Closing balance	**25,433,235**	*16,254,689*
VIII. Reserve fund		
Opening balance	**49,719**	*21,944*
Additions during the year[6]	**46,146**	*27,775*
Deductions during the year	**—**	—
Closing balance	**95,865**	*49,719*
IX. Revenue and other reserves		
Opening balance	**60,148,230**	*56,102,881*
Additions during the year	**2,705,653**	*6,166,874*
Deductions during the year[7]	**14,519,658**	2,121,525
Closing balance[8,9]	**48,334,225**	*60,148,230*
X. Balance in profit and loss account	**145,475,548**	103,294,625
TOTAL RESERVES AND SURPLUS	**752,682,333**	*676,042,933*

1. Includes ₹ 731.7 million (March 31, 2013: ₹ 435.1 million) on exercise of employee stock options.
2. Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.
3. Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.
4. Includes capital reserve on consolidation amounting to ₹ 80.7 million (March 31, 2013: ₹ 82.2 million).
5. Represents exchange profit on repatriation of retained earnings from overseas branches.
6. Includes appropriations made to Reserve Fund and Investment Fund Account in accordance with regulations applicable to Sri Lanka branch.
7. Includes amount utilised for creation of deferred tax liability of ICICI Bank on balance in Special Reserve at March 31, 2013 in accordance with RBI circular dated December 20, 2013.
8. Includes unrealised profit/(loss), net of tax, of ₹ (550.6) million (March 31, 2013: ₹ (882.9) million) pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
9. Includes restricted reserve of ₹ 1,489.7 million (March 31, 2013: ₹ 2,453.0 million) primarily relating to lapsed contracts of the life insurance subsidiary.

forming part of the Consolidated Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	17,057,595	*14,277,247*
Increase/(decrease) during the year	3,050,046	*2,780,348*
CLOSING MINORITY INTEREST	20,107,641	*17,057,595*
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	25,111,999	*20,192,733*
ii) From others	418,534,442	*359,512,610*
II. Savings bank deposits	1,078,310,338	*921,659,854*
III. Term deposits		
i) From banks	102,299,809	*117,888,455*
ii) From others	1,970,870,235	*1,728,451,705*
TOTAL DEPOSITS	3,595,126,823	*3,147,705,357*
B. I. Deposits of branches in India	3,154,088,437	*2,743,209,597*
II. Deposits of branches/subsidiaries outside India	441,038,386	*404,495,760*
TOTAL DEPOSITS	3,595,126,823	*3,147,705,357*
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	111,388,500	*171,688,500*
ii) Other banks	29,736,455	*55,276,764*
iii) Other institutions and agencies		
a) Government of India	—	—
b) Financial institutions	113,976,226	*96,037,351*
iv) Borrowings in the form of		
a) Deposits	3,382,761	*3,815,378*
b) Commercial paper	10,324,543	*6,093,554*
c) Bonds and debentures (excluding subordinated debt)	37,217,701	*39,645,665*
v) Application money-bonds	—	—
vi) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	13,010,000	*13,010,000*
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	98,166,998	*98,174,210*
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	*3,500,000*
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	222,079,732	*223,261,041*
TOTAL BORROWINGS IN INDIA	642,782,916	*710,502,463*
II. Borrowings outside India		
i) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	20,336,164	*18,413,008*
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	58,918,180	*53,348,947*
c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	8,939,380	*12,224,275*
ii) Bonds and notes	394,138,872	*315,107,768*
iii) Other borrowings[1]	710,305,178	*619,285,733*
TOTAL BORROWINGS OUTSIDE INDIA	1,192,637,774	*1,018,379,731*
TOTAL BORROWINGS	1,835,420,690	*1,728,882,194*

1. Includes borrowings guaranteed by Government of India for the equivalent of ₹ 16,353.2 million (March 31, 2013: ₹ 15,815.0 million).
2. Secured borrowings in I and II above amount to ₹ 115,542.2 million (March 31, 2013: ₹ 106,283.5 million) except borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility.

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**52,159,029**	*43,210,852*
II. Inter-office adjustments (net)	—	*1,347,187*
III. Interest accrued	**41,744,784**	*32,556,410*
IV. Sundry creditors	**150,222,220**	*164,667,776*
V. Provision for standard assets	**21,443,762**	*19,095,238*
VI. Others[1]	**245,468,238**	*216,965,033*
TOTAL OTHER LIABILITIES AND PROVISIONS	**511,038,033**	*477,842,496*

1. Includes:
   a) Proposed dividend amounting to ₹ 26,562.8 million (March 31, 2013: ₹ 23,072.3 million).
   b) Corporate dividend tax payable amounting to ₹ 3,057.0 million (March 31, 2013: ₹ 3,308.7 million).

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**54,574,229**	*49,292,687*
II. Balances with Reserve Bank of India in current accounts	**166,395,080**	*143,769,333*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**220,969,309**	*193,062,020*

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**5,042,179**	*4,294,956*
b) In other deposit accounts	**17,778,091**	*63,975,193*
ii) Money at call and short notice		
a) With banks	**4,793,200**	*53,000,000*
b) With other institutions	**4,668,011**	*1,944,203*
TOTAL	**32,281,481**	*123,214,352*
II. Outside India		
i) In current accounts	**92,533,334**	*55,358,220*
ii) In other deposit accounts	**44,572,426**	*87,295,053*
iii) Money at call and short notice	**92,225,714**	*34,778,925*
TOTAL	**229,331,474**	*177,432,198*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**261,612,955**	*300,646,550*

forming part of the Consolidated Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 8 - INVESTMENTS		
I. Investments in India (net of provisions)		
i) Government securities	1,147,471,623	*1,097,604,436*
ii) Other approved securities	—	—
iii) Shares (includes equity and preference shares)[1]	55,717,884	*51,197,259*
iv) Debentures and bonds	226,406,803	*264,433,133*
v) Assets held to cover linked liabilities of life insurance business	603,104,321	*575,208,274*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	573,456,669	*472,423,718*
TOTAL INVESTMENTS IN INDIA	2,606,157,300	*2,460,866,820*
II. Investments outside India (net of provisions)		
i) Government securities	42,362,035	*48,086,185*
ii) Others (equity shares, bonds and certificate of deposits)	27,575,072	*47,713,781*
TOTAL INVESTMENTS OUTSIDE INDIA	69,937,107	*95,799,966*
TOTAL INVESTMENTS	2,676,094,407	*2,556,666,786*
A. Investments in India		
Gross value of investments[2]	2,621,061,870	*2,485,525,836*
Less: Aggregate of provision/depreciation/(appreciation)	14,904,570	*24,659,016*
Net investments	2,606,157,300	*2,460,866,820*
B. Investments outside India		
Gross value of investments	70,663,959	*95,528,312*
Less: Aggregate of provision/depreciation/(appreciation)	726,852	*(271,654)*
Net investments	69,937,107	*95,799,966*
TOTAL INVESTMENTS	2,676,094,407	*2,556,666,786*

1. Includes acquisition cost of investment in associates amounting to ₹ 1,443.5 million (March 31, 2013: ₹ 1,443.5 million).
2. Includes net appreciation amounting to ₹ 68,366.6 million (March 31, 2013: ₹ 39,321.6 million) on investments held to cover linked liabilities of life insurance business.

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 9 - ADVANCES (net of provisions)		
A. i) Bills purchased and discounted	93,042,405	*69,689,970*
ii) Cash credits, overdrafts and loans repayable on demand	556,270,075	*455,660,112*
iii) Term loans	3,224,105,326	*2,774,391,183*
TOTAL ADVANCES	3,873,417,806	*3,299,741,265*
B. i) Secured by tangible assets (includes advances against book debts)	3,215,667,074	*2,777,704,336*
ii) Covered by bank/government guarantees	41,650,261	*22,221,201*
iii) Unsecured	616,100,471	*499,815,728*
TOTAL ADVANCES	3,873,417,806	*3,299,741,265*
C. I. Advances in India		
i) Priority sector	645,514,532	*593,479,333*
ii) Public sector	27,754,783	*13,438,496*
iii) Banks	287,641	*187,857*
iv) Others	1,872,438,122	*1,613,882,876*
TOTAL ADVANCES IN INDIA	2,545,995,078	*2,220,988,562*
II. Advances outside India		
i) Due from banks	10,859,099	*17,492,429*
ii) Due from others		
a) Bills purchased and discounted	37,002,621	*21,068,811*
b) Syndicated and term loans	974,022,428	*885,757,203*
c) Others	305,538,580	*154,434,260*
TOTAL ADVANCES OUTSIDE INDIA	1,327,422,728	*1,078,752,703*
TOTAL ADVANCES	3,873,417,806	*3,299,741,265*

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* (₹ in '000s)

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	47,180,039	*46,967,168*
Additions during the year	1,697,914	*1,710,528*
Deductions during the year	(948,519)	*(1,497,657)*
Depreciation to date[1]	(11,149,408)	*(9,896,489)*
Net block[2]	36,780,026	*37,283,550*
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	47,651,424	*45,135,661*
Additions during the year	6,357,365	*5,449,314*
Deductions during the year	(3,207,297)	*(2,933,551)*
Depreciation to date[3]	(34,846,830)	*(32,548,701)*
Net block	15,954,662	*15,102,723*
III. Assets given on Lease		
At cost at March 31 of preceding year	17,509,544	*17,509,544*
Additions during the year	—	—
Deductions during the year	(210,000)	—
Depreciation to date, accumulated lease adjustment and provisions[4]	(14,965,932)	*(15,161,230)*
Net block	2,333,612	*2,348,314*
TOTAL FIXED ASSETS	55,068,300	*54,734,587*

1. Includes depreciation charge amounting to ₹ 1,607.5 million (March 31, 2013: ₹ 1,638.8 million).
2. Includes assets of ₹ 12.7 million of the Bank (March 31, 2013: Nil) which are held for sale.
3. Includes depreciation charge amounting to ₹ 5,268.2 million (March 31, 2013: ₹ 4,590.9 million).
4. Includes depreciation charge/lease adjustment amounting to ₹ 317.0 million (March 31, 2013: ₹ 328.2 million).

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	1,816,918	—
II. Interest accrued	58,486,747	*55,093,457*
III. Tax paid in advance/tax deducted at source (net)	45,492,908	*41,873,082*
IV. Stationery and stamps	2,995	*10,045*
V. Non-banking assets acquired in satisfaction of claims[1]	850,871	*576,833*
VI. Advance for capital assets	1,189,102	*1,358,102*
VII. Deposits	13,352,863	*12,256,273*
VIII. Deferred tax asset (net)[2]	9,297,824	*26,805,959*
IX. Others[3]	257,603,765	*205,392,184*
TOTAL OTHER ASSETS	388,093,993	*343,365,935*

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2. At March 31, 2014, net of deferred tax liabilities amounting to ₹ 14,192.3 million created on balance in Special Reserve at March 31, 2013 and ₹ 3,042.6 million on amount transferred to Special Reserve for the year ended March 31, 2014 in accordance with the RBI circular dated December 20, 2013.
3. Includes goodwill on consolidation amounting to ₹ 1,432.3 million (March 31, 2013: ₹ 1,432.3 million).

	At 31.03.2014	*At 31.03.2013*
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Group not acknowledged as debts	47,940,741	*53,721,418*
II. Liability for partly paid investments	65,787	*128,050*
III. Liability on account of outstanding forward exchange contracts[1]	2,856,365,473	*2,984,263,552*
IV. Guarantees given on behalf of constituents		
a) In India	759,742,814	*718,450,966*
b) Outside India	274,562,600	*235,173,947*
V. Acceptances, endorsements and other obligations	506,296,301	*623,110,066*
VI. Currency swaps[1]	615,713,817	*563,086,874*
VII. Interest rate swaps, currency options and interest rate futures[1]	4,040,069,738	*3,924,345,424*
VIII. Other items for which the Group is contingently liable	40,500,690	*37,431,907*
TOTAL CONTINGENT LIABILITIES	9,141,257,961	*9,139,712,204*

1. Represents notional amount.

forming part of the Consolidated Profit and Loss Account (₹ in '000s)

	Year ended 31.03.2014	Year ended 31.03.2013
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	337,208,794	295,624,597
II. Income on investments	142,448,360	133,188,599
III. Interest on balances with Reserve Bank of India and other inter- bank funds	4,276,997	7,566,271
IV. Others[1,2]	10,858,325	12,466,427
TOTAL INTEREST EARNED	494,792,476	448,845,894

1. Includes interest on income tax refunds amounting to ₹ 1,991.6 million (March 31, 2013: ₹ 2,704.0 million).
2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

	Year ended 31.03.2014	Year ended 31.03.2013
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	73,240,952	62,767,457
II. Profit/(Loss) on sale of investments (net)	7,534,232	10,291,501
III. Profit/(Loss) on revaluation of investments (net)	3,637,251	(1,148,007)
IV. Profit/(Loss) on sale of land, buildings and other assets (net)[1]	1,352,001	339,276
V. Profit/(Loss) on exchange transactions (net)[2]	20,206,580	14,850,316
VI. Premium and other operating income from insurance business	193,319,150	203,944,026
VII. Miscellaneous income (including lease income)[3]	1,555,906	2,153,505
TOTAL OTHER INCOME	300,846,072	293,198,074

1. Includes profit/(loss) on sale of assets given on lease.
2. Includes profit on repatriation of retained earnings from overseas branches.
3. Includes share of profit/(loss) from associates of ₹ 43.1 million (March 31, 2013: ₹ 65.4 million).

	Year ended 31.03.2014	Year ended 31.03.2013
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	184,190,198	175,836,375
II. Interest on Reserve Bank of India/inter-bank borrowings	25,068,313	23,598,608
III. Others (including interest on borrowings of erstwhile ICICI Limited)	87,847,608	83,419,110
TOTAL INTEREST EXPENDED	297,106,119	282,854,093

	Year ended 31.03.2014	Year ended 31.03.2013
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	59,687,936	56,290,867
II. Rent, taxes and lighting	11,038,531	9,975,234
III. Printing and stationery	1,778,796	1,505,995
IV. Advertisement and publicity	5,874,819	5,544,774
V. Depreciation on property	6,875,673	5,926,565
VI. Depreciation (including lease equalisation) on leased assets	316,981	328,220
VII. Directors' fees, allowances and expenses	48,938	41,630
VIII. Auditors' fees and expenses	210,218	187,266
IX. Law charges	1,229,598	1,222,079
X. Postages, courier, telephones, etc.	3,690,741	3,211,547
XI. Repairs and maintenance	8,540,177	7,756,885
XII. Insurance	2,740,339	2,080,482
XIII. Direct marketing agency expenses	6,755,921	3,992,592
XIV. Claims and benefits paid pertaining to insurance business	44,708,877	43,170,439
XV. Other expenses pertaining to insurance business[1]	117,657,935	130,346,902
XVI. Other expenditure	35,508,105	30,489,018
TOTAL OPERATING EXPENSES	306,663,585	302,070,495

1. Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).



forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited, together with its subsidiaries, joint ventures and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK Plc	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%

forming part of the Consolidated Accounts *(Contd.)*

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13.	ICICI Prudential Pension Funds Management Company Limited[1]	India	Subsidiary	Pension fund management	100.00%
14.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	73.84%
15.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	73.22%
16.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
17.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee company	50.80%
18.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
19.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
20.	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
21.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
22.	FINO PayTech Limited[2]	India	Associate	Support services for financial inclusion	27.11%
23.	I-Process Services (India) Private Limited[2]	India	Associate	Services related to back end operations	19.00%
24.	NIIT Institute of Finance Banking and Insurance Training Limited[2]	India	Associate	Education and training in banking and finance	18.79%
25.	ICICI Merchant Services Private Limited[2]	India	Associate	Merchant servicing	19.00%
26.	Mewar Aanchalik Gramin Bank[2]	India	Associate	Banking	35.00%
27.	India Infradebt Limited[2]	India	Associate	Infrastructure finance	31.00%

1. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
2. These entities have been accounted as per the equity method as prescribed by AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.
3. During the three months ended September 30, 2013, TCW/ICICI Investment Partners Limited ceased to be a Jointly controlled entity and accordingly, has not been accounted as per the proportionate consolidation method as per AS 27.
4. During the three months ended December 31, 2013, ICICI Venture Value Fund ceased to be a consolidating entity and accordingly, has not been consolidated.
5. During the three months ended March 31, 2014, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund and Rainbow Fund ceased to be a consolidating entity and accordingly, have not been consolidated.

The financial statements of Comm Trade Services Limited have not been consolidated under AS 21, since the investment is temporary in nature. Investment in 3i Infotech Limited (3i Infotech) in which the Group holds 26.70% equity shares has not been accounted as per equity method under AS 23 at March 31, 2014 based on the severe long-term restrictions on 3i Infotech under restructuring arrangement that impair the ability of 3i Infotech to transfer funds to its investors and the Group's continued intention to reduce the stake in 3i Infotech below 20.00% in the future.

SIGNIFICANT ACCOUNTING POLICIES

1. Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items are translated as follows:

- For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.
- For integral foreign operations, at daily closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.
- For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI relevant to the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. On the disposal/partial disposal of a non-integral foreign operation, the cumulative/ proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which relates to that operation are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued, based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2. Revenue recognition

- Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.
- Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases.
- Income on discounted instruments is recognised over the tenure of the instrument.
- Dividend income is accounted on an accrual basis when the right to receive the dividend is established.
- Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.
- Project appraisal/structuring fee is accounted for on the completion of the agreed service.
- Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.
- Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.
- Fund management and portfolio management fees are recognised on an accrual basis.
- All other fees are accounted for as and when they become due.
- The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.
- Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.
- Life insurance premium is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such

policies are reinstated. Top-up premiums paid by unit linked policyholders' are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

- In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.
- In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.
- In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a company level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

3. Stock based compensation

The following entities within the group have granted stock options to their employees:

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited

The Employees Stock Option Scheme (the Scheme) of the Bank provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group, except the banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

4. Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5. **Claims and benefits paid**

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/ legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience/ actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the Appointed Actuary of the entity.

In the case of life insurance business, benefits paid comprise of policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation.

6. **Liability for life policies in force**

In the case of life insurance business, the liabilities for life policies in force are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India.

7. **Reserve for unexpired risk**

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50.00% of the aggregated premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100.00% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8. **Actuarial method and valuation**

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The greater of liability calculated using discounted cash flows and unearned premium reserves is held for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported are created, for one year renewable group term insurance.

The interest rates used for valuing the liabilities are in the range of 4.87% to 5.77% per annum (previous year – 4.43% to 6.26% per annum).

Mortality rates used are based on the published "Indian Assured Lives Mortality (2006 – 2008)". Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.84% (previous year – 5.41%).

9. **Acquisition costs for insurance business**

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10. Employee benefits

Gratuity

The Group pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to trusts which administer the funds on their own account or through insurance companies.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

The Bank contributes 15.00% of the total annual basic salary of certain employees to superannuation funds managed and administered by insurance companies for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by the Bank along with their monthly salary during their employment.

The amount so contributed/paid by the Bank to the superannuation fund or to employee during the year is recognised in the profit and loss account.

ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an appointed actuary.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Group provides for leave encashment benefit based on actuarial valuation conducted by an independent actuary.

11. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

12. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13. Investments

i) Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at ₹ 1, as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. Non-performing investments are identified based on the RBI guidelines.

d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

e) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for Sale' and 'Held for Trading' categories is recognised in the profit and loss account.

f) Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

g) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/ sale of instruments) on debt instruments is treated as a revenue item.

h) At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

i) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

ii) The Bank's consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii) The Bank's primary dealership and securities broking subsidiaries classifies the securities held with the intention of holding for short-term and trading as stock-in-trade and are valued at lower of cost or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as investments and are carried at cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv) The Bank's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v) The Bank's overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in 'Available for Sale' category directly in their reserves. Further, unrealised gain/loss on investment in 'Held for Trading' category is accounted directly in the profit and loss account. Investments in 'Held to Maturity' category are carried at amortised cost.

vi) In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities and redeemable preference shares are considered as 'Held to Maturity' and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/ holding on a straight line basis.
b. Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).
c. Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' and 'Liabilities on policies in force' in the balance sheet for Shareholders' fund and Policyholders' fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities and non-convertible preference shares are considered as 'Held to Maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a straight line basis over the holding/maturity period.
b. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.
c. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.
d. Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment in equity or units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 16.16% of the total investments at March 31, 2014.

14. Provisions/write-offs on loans and other credit facilities

i) Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a) The Bank classifies its loans and investments, including at overseas branches, and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category.

The Bank holds specific provisions against non-performing loans and advances, general provision against performing loans and advances and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b) Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by Banks.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. A standard restructured loan is upgraded to the standard category when satisfactory payment performance is evidenced during the specified period and after the loan reverts to the normal level of standard asset provisions/ risk weights.

c) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposures will be reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

ii) In the case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii) In the case of the Bank's overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 11.14% of the total loans at March 31, 2014.

15. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/ reconstruction company (RC).

In accordance with the RBI guidelines dated May 7, 2012 for securitisation of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed by RBI guidelines.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as "Loans and Advances" and the amounts received through securitisation are recognised as "Other borrowings".

16. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation and impairment, if any. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets for domestic group companies are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

17. Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis except in the case of the Bank's United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18. Impairment of assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

20. Earnings per share

Basic and diluted earnings per share are computed in accordance with Accounting Standard 20 – Earnings per share.

Basic Earnings Per Share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

SCHEDULE 18
NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per equity share are computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2014	*Year ended March 31, 2013*
Basic		
Weighted average no. of equity shares outstanding	**1,154,317,577**	*1,153,066,422*
Net profit	**110,413.7**	*96,036.1*
Basic earnings per share (₹)	**95.65**	*83.29*
Diluted		
Weighted average no. of equity shares outstanding	**1,158,893,790**	*1,157,455,610*
Net profit	**110,253.0**	*95,886.2*
Diluted earnings per share (₹)	**95.14**	*82.84*
Nominal value per share (₹)	**10.00**	*10.00*

The dilutive impact is mainly due to options granted to employees by the Group.

2. Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund (upto December 31, 2013), ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank, India Infradebt Limited[1].

1. This entity was incorporated and identified as a related party during the three months ended December 31, 2012.

Key management personnel

Chanda Kochhar, N. S. Kannan, K. Ramkumar, Rajiv Sabharwal.

Relatives of key management personnel

Deepak Kochhar, Arjun Kochhar, Aarti Kochhar, Mahesh Advani, Varuna Karna, Late Sunita R. Advani, Rangarajan Kumudalakshmi, Aditi Kannan, Narayanan Raghunathan, Narayanan Rangarajan, Narayanan Krishnamachari, R. Shyam, R. Suchithra, K. Jayakumar, R. Krishnaswamy, J. Krishnaswamy, Sangeeta Sabharwal.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2014. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2014 the Group received insurance premium from associates/other related entities amounting to ₹ 32.0 million (March 31, 2013: ₹ 25.2 million), from key management personnel of the Bank amounting to ₹ 1.3 million (March 31, 2013: ₹ 1.3 million) and from relatives of key management personnel amounting to ₹ 0.6 million (March 31, 2013: ₹ 0.3 million). The material transactions for the year ended March 31, 2014 were with FINO PayTech Limited amounting to ₹ 23.7 million (March 31, 2013: ₹ 20.5 million) and with ICICI Foundation for Inclusive Growth amounting to ₹ 4.2 million (March 31, 2013: ₹ 1.6 million).

forming part of the Consolidated Accounts *(Contd.)*

During the year ended March 31, 2014, the Group paid insurance claims to associates/other related entities amounting to ₹ 0.5 million (March 31, 2013: ₹ 0.12 million). The material transactions for the year ended March 31, 2014 were with I-Process Services (India) Private Limited amounting to ₹ 0.4 million (March 31, 2013: ₹ 0.07 million) and with FINO PayTech Limited amounting to ₹ 0.1 million (March 31, 2013: ₹ 0.05 million).

Fees, commission and other income

During the year ended March 31, 2014, the Group received fees from its associates/other related entities amounting to ₹ 9.7 million (March 31, 2013: ₹ 13.9 million), from key management personnel of the Bank amounting to ₹ 0.0* million (March 31, 2013: ₹ 0.3 million) and from relatives of key management personnel of the Bank amounting to ₹ 0.1 million (March 31, 2013: ₹ 0.1 million). The material transactions for the year ended March 31, 2014 were with ICICI Merchant Services Private Limited amounting to ₹ 8.2 million (March 31, 2013: ₹ 13.1 million) and with NIIT Institute of Finance Banking and Insurance Training Limited amounting to ₹ 1.5 million (March 31, 2013: ₹ 0.8 million).

* Insignificant amount.

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2014, the Group recovered from its associates/other related entities an amount of ₹ 91.3 million (March 31, 2013: ₹ 167.8 million) and from key management personnel of the Bank an amount of Nil (March 31, 2013: ₹ 0.1 million) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2014 were with ICICI Foundation for Inclusive Growth amounting to ₹ 67.8 million (March 31, 2013: Nil), with FINO PayTech Limited amounting to ₹ 19.4 million (March 31, 2013: ₹ 19.9 million) and with ICICI Merchant Services Private Limited amounting to ₹ 0.7 million (March 31, 2013: ₹ 147.9 million).

Secondment of employees

During the year ended March 31, 2014, the Group recovered towards deputation of employees from I-Process Services (India) Private Limited amounting to ₹ 6.6 million (March 31, 2013: ₹ 6.6 million).

Brokerage, fees and other expenses

During the year ended March 31, 2014, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to ₹ 3,585.2 million (March 31, 2013: ₹ 3,357.3 million). The material transactions for the year ended March 31, 2014 were with I-Process Services (India) Private Limited amounting to ₹ 1,664.2 million (March 31, 2013: ₹ 1,045.2 million), ICICI Merchant Services Private Limited amounting to ₹ 1,353.3 million (March 31, 2013: ₹ 1,305.2 million) and with FINO PayTech Limited amounting to ₹ 473.9 million (March 31, 2013: ₹ 962.6 million).

Purchase of investments

During the year ended March 31, 2014, the Group invested in the equity shares of India Infradebt Limited amounting to Nil (March 31, 2013: ₹ 930.0 million) and applied for equity shares of Mewar Aanchalik Gramin Bank amounting to Nil (March 31, 2013: ₹ 18.6 million).

Sale of investments

During the year ended March 31, 2014, the Group sold certain investments to Mewar Aanchalik Gramin Bank amounting to ₹ 147.8 million (March 31, 2013: Nil).

Interest expenses

During the year ended March 31, 2014, the Group paid interest to its associates/other related entities amounting to ₹ 345.0 million (March 31, 2013: ₹ 265.1 million), to its key management personnel amounting to ₹ 4.2 million (March 31, 2013: ₹ 2.9 million) and to relatives of key management personnel amounting to ₹ 1.7 million (March 31, 2013: ₹ 1.7 million). The material transactions for the year ended March 31, 2014 were with India Infradebt Limited amounting to ₹ 268.6 million (March 31, 2013: ₹ 84.5 million) and with Mewar Aanchalik Gramin Bank amounting to ₹ 70.0 million (March 31, 2013: ₹ 162.4 million).

Interest income

During the year ended March 31, 2014, the Group received interest from its associates/other related entities amounting to ₹ 55.8 million (March 31, 2013: ₹ 97.7 million), from its key management personnel amounting to ₹ 0.9 million (March 31, 2013: ₹ 0.4 million) and from relatives of key management personnel amounting to ₹ 0.6 million (March 31, 2013: ₹ 0.7 million). The material transactions for the year ended March 31, 2014 were with ICICI Merchant Services Private Limited amounting to ₹ 48.0 million (March 31, 2013: ₹ 47.5 million) and with Mewar Aanchalik

Gramin Bank amounting to ₹ 7.5 million (March 31, 2013: ₹ 47.2 million).

Dividend paid

During the year ended March 31, 2014, the Bank paid dividend to its key management personnel amounting to ₹ 8.1 million (March 31, 2013: ₹ 6.7 million). The dividend paid during the year ended March 31, 2014 to Chanda Kochhar was ₹ 6.6 million (March 31, 2013: ₹ 5.1 million), to N. S. Kannan was ₹ 1.5 million (March 31, 2013: ₹ 1.2 million) and to K. Ramkumar was Nil (March 31, 2013: ₹ 0.4 million).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2014 was ₹ 168.7 million (March 31, 2013: ₹ 154.9 million). The remuneration paid for the year ended March 31, 2014 to Chanda Kochhar was ₹ 58.3 million (March 31, 2013: ₹ 54.2 million), to N. S. Kannan was ₹ 33.6 million (March 31, 2013: ₹ 32.2 million), to K. Ramkumar was ₹ 46.9 million (March 31, 2013: ₹ 42.7 million) and to Rajiv Sabharwal was ₹ 29.9 million (March 31, 2013: ₹ 25.8 million).

Sale of fixed assets

During the year ended March 31, 2014, the Group sold fixed assets to its associates/other related entities amounting to ₹ 2.7 million (March 31, 2013: Nil) and to its key management personnel amounting to Nil (March 31, 2013: ₹ 0.7 million). The material transactions for the year ended March 31, 2014 were with India Infradebt Limited amounting to ₹ 2.7 million (March 31, 2013: Nil) and with K. Ramkumar amounting to Nil (March 31, 2013: ₹ 0.7 million).

Donation

During the year ended March 31, 2014, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 257.6 million (March 31, 2013: ₹ 104.0 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities:

₹ in million

Items	At March 31, 2014	*At March 31, 2013*
Deposits with the Group	**4,231.9**	*5,084.8*
Advances	**2.4**	*305.5*
Investments of the Group in related parties	**1,903.6**	*1,903.6*
Investments of related parties in the Group	**15.0**	*15.0*
Payables	**381.0**	*1,279.2*
Guarantees issued by the Group	**0.1**	*0.1*

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:

₹ in million, except number of shares

Items	At March 31, 2014	*At March 31, 2013*
Deposits	**51.0**	*60.5*
Advances	**28.0**	*5.7*
Investments	**4.2**	*4.1*
Employee Stock Options Outstanding (Numbers)	**3,760,000**	*3,172,500*
Employee Stock Options Exercised[1]	**0.4**	*0.5*

1. During the year ended March 31, 2014, 37,500 employee stock options were exercised by the key management personnel of the Bank (March 31, 2013: 54,000), which have been reported at face value.

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	At March 31, 2014	*At March 31, 2013*
Deposits	28.7	*23.6*
Advances	6.1	*6.9*

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:

₹ in million

Items	Year ended March 31, 2014	*Year ended March 31, 2013*
Deposits	83.2	*74.3*
Advances	30.7	*10.4*
Investments[1]	4.2	*4.1*

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	Year ended March 31, 2014	*Year ended March 31, 2013*
Deposits	30.1	*44.6*
Advances	8.3	*7.9*

3. **Employee Stock Option Scheme (ESOS)**

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted till March 31, 2004 vested in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted after April 1, 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of ICICI Bank's options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of ₹ 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 20.9 million was recognised during the year ended March 31, 2014 (March 31, 2013: ₹ 21.0 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2014 would have been higher by ₹ 2,359.8 million and proforma profit after tax would have been ₹ 95.74 billion. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2014 are given below.

Risk-free interest rate	7.60% to 9.12%
Expected life	6.35 years
Expected volatility	48.70% to 48.96%
Expected dividend yield	1.70% to 1.96%

The weighted average fair value of options granted during the year ended March 31, 2014 is ₹ 592.94 per option (March 31, 2013: ₹ 434.91).

A summary of the status of the Bank's stock option plan is given below.

₹, except number of options

	Stock options outstanding			
	Year ended March 31, 2014		*Year ended March 31, 2013*	
Particulars	**Number of options**	**Weighted Average Exercise Price**	*Number of options*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**25,980,453**	**855.18**	*23,199,545*	*846.94*
Add: Granted during the year	**4,419,650**	**1,177.17**	*4,450,200*	*844.53*
Less: Lapsed during the year, net of re-issuance	**890,210**	**961.65**	*802,019*	*929.35*
Less: Exercised during the year	**1,405,540**	**530.56**	*867,273*	*511.63*
Outstanding at the end of the year	**28,104,353**	**918.68**	*25,980,453*	*855.18*
Options exercisable	**14,608,343**	**833.48**	*13,597,383*	*793.57*

A summary of stock options outstanding at March 31, 2014 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-599	4,082,048	482.39	2.44
600-999	16,041,045	917.49	5.66
1,000-1,399	7,981,260	1,144.22	8.15

A summary of stock options outstanding at March 31, 2013 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	12,675	132.05	0.07
300-599	5,229,338	470.26	3.35
600-999	16,827,750	917.10	6.66
1,000-1,399	3,910,690	1,105.80	8.06

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2014 was ₹ 1,046.61 (March 31, 2013: ₹ 1,000.21).

forming part of the Consolidated Accounts *(Contd.)*

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2014 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2014 would have been higher by Nil (March 31, 2013: ₹ 2.4 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

₹, except number of options

	Stock options outstanding			
	Year ended March 31, 2014		*Year ended March 31, 2013*	
Particulars	**Number of shares**	**Weighted Average Exercise Price**	*Number of shares*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**12,287,604**	**210.60**	*12,778,898*	*211.43*
Add: Granted during the year	**—**	**—**	*—*	*—*
Less: Forfeited/lapsed during the year	**2,087,905**	**264.45**	*401,169*	*275.60*
Less: Exercised during the year	**330,501**	**69.30**	*90,125*	*70.00*
Outstanding at the end of the year	**9,869,198**	**203.81**	*12,287,604*	*210.60*
Options exercisable	**9,869,198**	**203.81**	*12,287,604*	*210.60*

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2014.

Range of exercise price (₹ per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
30-400	9,869,198	203.81	3.0

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2014 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2014 would have been higher by ₹ 20.6 million (March 31, 2013: ₹ 7.5 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

₹, except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2014		*Year ended March 31, 2013*	
	Number of shares	Weighted Average Exercise Price	*Number of shares*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**11,097,924**	**100.35**	*12,449,262*	*99.33*
Add: Granted during the year	—	—	—	—
Less: Forfeited/lapsed during the year	**318,750**	**111.71**	*854,912*	*118.57*
Less: Exercised during the year	**934,680**	**43.40**	*496,426*	*43.68*
Outstanding at the end of the year	**9,844,494**	**105.39**	*11,097,924*	*100.35*
Options exercisable	**9,153,684**	**105.26**	*9,235,704*	*98.95*

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2014.

Range of exercise price (₹ per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
35-200	9,844,494	105.39	3.96

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2014 would have been higher by ₹ 2,273.0 million (March 31, 2013: ₹ 1,795.5 million) and the proforma consolidated profit after tax would have been ₹ 108.14 billion (March 31, 2013: ₹ 94.24 billion). On a proforma basis, the Group's basic earnings per share would have been ₹ 93.68 (March 31, 2013: ₹ 81.73) and diluted earnings per share would have been ₹ 93.18 (March 31, 2013: ₹ 81.29).

4. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	At March 31, 2014	*At March 31, 2013*
At cost at March 31 of preceding year	**12,102.3**	*10,166.5*
Additions during the year	**1,533.2**	*2,092.9*
Deductions during the year	**(110.5)**	*(157.1)*
Depreciation to date	**(10,213.9)**	*(8,813.9)*
Net block	**3,311.1**	*3,288.4*

5. Assets on lease

Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

₹ in million

Particulars	At March 31, 2014	*At March 31, 2013*
Not later than one year	**666.6**	*732.3*
Later than one year and not later than five years	**1,260.0**	*1,940.1*
Later than five years	**115.5**	*165.9*
Total	**2,042.1**	*2,838.3*

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

forming part of the Consolidated Accounts *(Contd.)*

6. **Preference shares**

Certain government securities amounting to ₹ 2,970.9 million at March 31, 2014 (March 31, 2013: ₹ 2,749.9 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7. **Provisions and contingencies**

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Provision for depreciation of investments	**1,628.8**	*1,717.7*
Provision towards non-performing and other assets	**24,818.3**	*15,513.8*
Provision towards income tax	**43,158.7**	*33,701.4*
Deferred tax adjustment	**2,885.3**	*1,096.2*
Provision towards wealth tax	**51.1**	*71.2*
Other provisions and contingencies[1]	**2,555.5**	*3,720.1*
Total provisions and contingencies	**75,097.7**	*55,820.5*

1. Includes provision made towards standard assets amounting to ₹ 1,592.0 million (March 31, 2013: ₹ 1,349.9 million).

8. **Staff retirement benefits**

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening obligations	**10,392.5**	*9,602.7*
Service cost	**240.3**	*250.6*
Interest cost	**833.7**	*793.7*
Actuarial (gain)/loss	**998.5**	*2,017.8*
Liabilities extinguished on settlement	**(2,012.8)**	*(1,960.1)*
Benefits paid	**(242.3)**	*(312.2)*
Obligations at the end of year	**10,209.9**	*10,392.5*
Opening plan assets, at fair value	**9,526.8**	*9,379.5*
Expected return on plan assets	**772.0**	*728.5*
Actuarial gain/(loss)	**(29.1)**	*102.3*
Assets distributed on settlement	**(2,236.5)**	*(2,177.9)*
Contributions	**1,227.9**	*1,806.6*
Benefits paid	**(242.3)**	*(312.2)*
Closing plan assets, at fair value	**9,018.8**	*9,526.8*
Fair value of plan assets at the end of the year	**9,018.8**	*9,526.8*
Present value of the defined benefit obligations at the end of the year	**(10,209.9)**	*(10,392.5)*
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**—**	*—*
Asset/(liability)	**(1,191.1)**	*(865.7)*

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Cost for the year		
Service cost	**240.3**	*250.6*
Interest cost	**833.7**	*793.7*
Expected return on plan assets	**(772.0)**	*(728.5)*
Actuarial (gain)/loss	**1,027.6**	*1,915.5*
Curtailments & settlements (gain)/loss	**223.7**	*217.8*
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**—**	*—*
Net cost	**1,553.3**	*2,449.1*
Actual return on plan assets	**742.9**	*828.7*
Expected employer's contribution next year	**1,000.0**	*670.0*
Investment details of plan assets		
Insurer Managed Funds[1]	**80.86%**	*77.74%*
Government of India securities	**7.50%**	*7.62%*
Corporate Bonds	**9.00%**	*9.31%*
Others	**2.65%**	*5.33%*
Assumptions		
Interest rate	**9.25%**	*8.00%*
Salary escalation rate:		
On Basic Pay	**1.50%**	*1.50%*
On Dearness Relief	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*	*Year ended March 31, 2012*	*Year ended March 31, 2011*	*Year ended March 31, 2010*
Plan assets	**9,018.8**	*9,526.8*	*9,379.5*	*8,467.4*	*1,839.9*
Defined benefit obligations	**(10,209.9)**	*(10,392.5)*	*(9,602.7)*	*(8,842.9)*	*(1,748.7)*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**—**	*—*	*—*	*—*	*(7.7)*
Surplus/(deficit)	**(1,191.1)**	*(865.7)*	*(223.2)*	*(375.5)*	*83.5*
Experience adjustment on plan assets	**(29.1)**	*102.3*	*51.7*	*69.1*	*(130.7)*
Experience adjustment on plan liabilities	**2,549.6**	*1,525.2*	*2,692.3*	*689.7*	*196.9*

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Defined benefit obligation liability		
Opening obligations	**6,887.3**	*6,257.9*
Add: Adjustment for exchange fluctuation on opening obligation	**5.8**	*3.8*
Adjusted opening obligations	**6,893.1**	*6,261.7*
Service cost	**649.0**	*522.9*
Interest cost	**557.3**	*519.1*

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Actuarial (gain)/loss	(93.5)	*362.1*
Past service cost	—	*0.6*
Obligations transferred from/to other companies	(2.0)	*10.5*
Benefits paid	(751.3)	*(789.6)*
Obligations at the end of year	7,252.6	*6,887.3*
Opening plan assets, at fair value	6,394.9	*5,724.3*
Expected return on plan assets	493.3	*427.6*
Actuarial gain/(loss)	(8.4)	*51.0*
Contributions	617.8	*970.1*
Assets transferred from/to other companies	(2.0)	*11.5*
Benefits paid	(751.3)	*(789.6)*
Closing plan assets, at fair value	6,744.3	*6,394.9*
Fair value of plan assets at the end of the year	6,744.3	*6,394.9*
Present value of the defined benefit obligations at the end of the year	(7,252.6)	*(6,887.3)*
Unrecognised past service cost	—	—
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	(0.1)	*(0.5)*
Asset/(liability)	(508.4)	*(492.9)*
Cost for the year		
Service cost	649.0	*522.9*
Interest cost	557.3	*519.1*
Expected return on plan assets	(493.3)	*(427.6)*
Actuarial (gain)/loss	(85.1)	*311.1*
Past service cost	—	*11.4*
Losses/(gains) on "Acquisition/Divestiture"	—	—
Exchange fluctuation loss/(gain)	5.8	*3.8*
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	(0.5)	*(0.7)*
Net cost	633.2	*940.0*
Actual return on plan assets	484.5	*478.6*
Expected employer's contribution next year	732.7	*666.9*
Investment details of plan assets		
Insurer managed funds	23.07%	*22.06%*
Government of India securities	14.23%	*24.28%*
Corporate Bonds	25.77%	*24.05%*
Special Deposit schemes	4.32%	*4.55%*
Equity	10.66%	*11.15%*
Others	21.95%	*13.91%*
Assumptions		
Interest rate	8.70%-9.33%	*7.80%-8.23%*
Salary escalation rate	5.00%-10.00%	*5.00%-10.00%*
Estimated rate of return on plan assets	7.50%-8.00%	*7.50%-8.00%*

Estimated rate of return on plan assets is based on the expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*	*Year ended March 31, 2012*	*Year ended March 31, 2011*	*Year ended March 31, 2010*
Plan assets	**6,744.3**	*6,394.9*	*5,724.3*	*5,855.8*	*3,073.2*
Defined benefit obligations	**(7,252.6)**	*(6,887.3)*	*(6,257.9)*	*(5,943.4)*	*(3,089.6)*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**(0.1)**	*(0.5)*	—	—	*(47.9)*
Surplus/(deficit)	**(508.4)**	*(492.9)*	*(533.6)*	*(87.7)*	*(64.3)*
Experience adjustment on plan assets	**(8.4)**	*51.0*	*23.1*	*(90.5)*	*194.8*
Experience adjustment on plan liabilities	**308.7**	*216.0*	*119.4*	*(72.8)*	*(21.2)*

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group has made a provision of ₹ 3.5 million towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation for the year ended March 31, 2014 (March 31, 2013: Nil).

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Opening obligations	**16,136.8**	*14,285.9*
Service cost	**1,126.5**	*931.3*
Interest cost	**1,284.7**	*1,180.3*
Actuarial (gain)/loss	**(9.9)**	*24.2*
Employees contribution	**1,923.9**	*1,626.0*
Obligations transferred from/to other companies	**32.8**	*62.3*
Benefits paid	**(2,138.6)**	*(1,973.2)*
Obligations at end of the year	**18,356.2**	*16,136.8*
Opening plan assets	**16,136.8**	*14,267.4*
Expected return on plan assets	**1,407.6**	*1,205.7*
Actuarial gain/(loss)	**(136.3)**	*17.3*
Employer contributions	**1,126.5**	*931.3*
Employees contributions	**1,923.9**	*1,626.0*
Assets transferred from/to other companies	**32.8**	*62.3*
Benefits paid	**(2,138.6)**	*(1,973.2)*
Closing plan assets	**18,352.7**	*16,136.8*
Plan assets at the end of the year	**18,352.7**	*16,136.8*
Present value of the defined benefit obligations at the end of the year	**(18,356.2)**	*(16,136.8)*
Asset/(liability)	**(3.5)**	—
Cost for the year		
Service cost	**1,126.5**	*931.3*
Interest cost	**1,284.7**	*1,180.3*
Expected return on plan assets	**(1,407.6)**	*(1,205.7)*
Actuarial (gain)/loss	**126.4**	*6.8*
Net cost	**1,130.0**	*912.7*
Actual return on plan assets	**1,271.3**	*1,223.1*
Expected employer's contribution next year	**1,201.6**	*1,097.4*

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Investment details of plan assets		
Government of India securities	39.76%	*40.14%*
Corporate Bonds	51.21%	*48.77%*
Special Deposit scheme	2.91%	*3.31%*
Others	6.12%	*7.78%*
Assumptions		
Discount rate	8.70%-9.30%	*7.80%-8.00%*
Expected rate of return on assets	8.25%-9.04%	*8.26%-8.95%*
Discount rate for the remaining term to maturity of investments	8.92%-9.12%	*7.91%-8.05%*
Average historic yield on the investment	8.25%-8.90%	*8.30%-8.86%*
Guaranteed rate of return	8.75%	*8.50%*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2014	*Year ended March 31, 2013*
Plan assets	18,352.7	*16,136.8*
Defined benefit obligations	(18,356.2)	*(16,136.8)*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	—	—
Surplus/(deficit)	(3.5)	—
Experience adjustment on plan assets	(136.3)	*17.3*
Experience adjustment on plan liabilities	(9.9)	*24.2*

The Group has contributed ₹ 1,925.7 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2014 (March 31, 2013: ₹ 1,731.5 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9. **Provision for income tax**

The provision for income tax (including deferred tax) for the year ended March 31, 2014 amounted to ₹ 46,044.0 million (March 31, 2013: ₹ 34,797.6 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm's length so that the above legislation will not have material impact on the financial statements.

10. **Deferred tax**

At March 31, 2014 the Group has recorded net deferred tax asset of ₹ 9,297.8 million (March 31, 2013: ₹ 26,806.0 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2014	*At March 31, 2013*
Deferred tax asset		
Provision for bad and doubtful debts	**28,595.5**	*28,150.5*
Capital loss	**49.6**	*63.1*
Others	**2,790.2**	*2,871.8*
Total deferred tax asset	**31,435.3**	*31,085.4*
Deferred tax liability		
Special reserve deduction[1]	**17,234.9**	—
Depreciation on fixed assets	**5,242.4**	*4,744.2*
Others	**37.5**	*18.5*
Total deferred tax liability	**22,514.8**	*4,762.7*
Net deferred tax asset/(liability) pertaining to foreign branches/foreign subsidiaries	**377.3**	*483.3*
Total net deferred tax asset/(liability)	**9,297.8**	*26,806.0*

1. The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India, through its circular dated December 20, 2013, advised banks to create a deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, the Bank has created a DTL of ₹ 14,192.3 million on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, the tax expense for the year ended March 31, 2014 is higher by ₹ 3,042.6 million due to creation of DTL on amount appropriated to Special Reserve for the year ended March 31, 2014.

At March 31, 2014, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Nil (March 31, 2013: ₹ 12.8 million) which can be set off against future taxable income.

11. Information about business and geographical segments

A. Business segments for the year ended March 31, 2014

The business segments of the Group have been presented as follows:

1. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

2. **Wholesale banking** includes all advances of the Bank to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

3. **Treasury** includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (upto December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (upto December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (upto September 30, 2013).

4. **Other banking** includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.

5. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.

6. **General insurance** represents results of ICICI Lombard General Insurance Company Limited.

7. **Others** includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited (upto June 30, 2013), ICICI Kinfra Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

The liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2014 are not comparable with that of reported segments for the year ended March 31, 2013 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2014.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	274,116.0	324,024.8	392,902.4	32,231.1	159,902.0	57,122.0	33,494.9	(478,154.7)	795,638.5
2	**Segment results**	18,295.2	65,886.3	52,565.0	9,031.5	15,292.4	5,202.4	9,784.2	(13,190.7)	162,866.3
3	Unallocated expenses									—
4	Operating profit (2) – (3)									162,866.3
5	Income tax expenses (net)/ (net deferred tax credit)									46,095.1
6	Net profit[1] (4) – (5)									116,771.2
	Other information									
7	Segment assets	991,908.9	2,426,741.3	2,370,923.6	681,783.0	815,256.1	131,928.9	198,767.9	(196,843.6)	7,420,466.1
8	Unallocated assets[2]									54,790.7
9	Total assets (7) + (8)									7,475,256.8
10	Segment liabilities	2,388,971.3	1,048,445.5	2,408,594.4[3]	672,409.6[3]	816,826.0[3]	135,456.3[3]	201,397.4[3]	(196,843.7)	7,475,256.8
11	Unallocated liabilities									—
12	Total liabilities (10) + (11)									7,475,256.8
13	Capital expenditure	5,765.3	628.6	18.8	190.5	804.7	347.5	299.9	-	8,055.3
14	Depreciation	4,357.2	1,044.3	12.5	488.5	468.4	496.9	350.7	(25.8)	7,192.7

1. Includes share of net profit of minority shareholders.
2. Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3. Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2013.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	225,856.3	313,687.6	355,981.5	28,346.2	173,760.3	50,433.0	29,968.0	(435,988.9)	742,044.0
2	**Segment results**	9,545.5	66,188.6	36,613.3	6,410.1	15,696.5	2,816.8	7,817.3	(8,920.5)	136,167.6
3	Unallocated expenses									—
4	Operating profit (2) – (3)									136,167.6
5	Income tax expenses (net)/ (net deferred tax credit)									34,868.8
6	Net profit[1] (4) – (5)									101,298.8
	Other information									
7	Segment assets	729,750.3	2,269,628.7	2,275,315.5	528,156.9	751,970.8	115,962.4	191,259.5	(182,506.0)	6,679,538.1
8	Unallocated assets[2]									68,679.0
9	Total assets (7) + (8)									6,748,217.1
10	Segment liabilities	2,043,187.5	1,071,994.1	2,244,231.8[3]	504,637.5[3]	753,500.5[3]	118,686.9[3]	194,484.8[3]	(182,506.0)	6,748,217.1
11	Unallocated liabilities									—
12	Total liabilities (10) + (11)									6,748,217.1
13	Capital expenditure	4,426.2	1,188.2	10.8	148.6	319.7	380.0	873.9	(187.6)	7,159.8
14	Depreciation	3,540.8	991.8	18.4	486.6	409.8	488.0	345.2	(25.8)	6,254.8

1. Includes share of net profit of minority shareholders.
2. Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3. Includes share capital and reserves and surplus.

B. Geographical segments

The Group has reported its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.
- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	**Year ended March 31, 2014**	*Year ended March 31, 2013*
Domestic operations	**717,476.4**	*676,240.8*
Foreign operations	**78,162.1**	*65,803.2*
Total	**795,638.5**	*742,044.0*

₹ in million

Assets	**At March 31, 2014**	*At March 31, 2013*
Domestic operations	**5,866,397.8**	*5,321,569.2*
Foreign operations	**1,554,068.3**	*1,357,968.9*
Total	**7,420,466.1**	*6,679,538.1*

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during the year ended		**Depreciation provided during the year ended**	
	March 31, 2014	*March 31, 2013*	**March 31, 2014**	*March 31, 2013*
Domestic operations	**7,809.5**	*6,952.3*	**6,999.3**	*6,078.9*
Foreign operations	**245.8**	*207.5*	**193.4**	*175.9*
Total	**8,055.3**	*7,159.8*	**7,192.7**	*6,254.8*

12. Penalties/fines imposed by banking regulatory bodies

The penalty imposed by banking regulatory bodies during the year ended March 31, 2014 was ₹ 10.0 million (March 31, 2013: ₹ 3.1 million). The said penalty was imposed by RBI on the Bank in exercise of powers vested with it under the provisions of section 47(A)(1)(c) read with section 46(4)(i) of the Banking Regulation Act, 1949 and subsection (3) of section 11 of Foreign Exchange Management Act, 1999 (FEMA) on operating matters pertaining to Know Your Customer (KYC). The Bank has paid the penalty to RBI.

13. Re-classification of investments of ICICI Bank Canada

During the three months ended December 31, 2013, ICICI Bank Canada transferred certain corporate bonds, with a fair value of CAD 532.09 million (amortised cost of CAD 521.49 million), from the Available-for-Sale category to Loans and Receivables. A fair value gain of CAD 10.60 million at the date of transfer was accounted in other comprehensive income (net-off tax) and will be amortised over the life of bonds.

14. Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

15. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

SIGNATURES TO SCHEDULES 1 TO 18

As per our report of even date

For S.R. BATLIBOI & CO. LLP
ICAI Firm Registration no.: 301003E
Chartered Accountants

SHRAWAN JALAN
Partner
Membership no.: 102102

Place : Mumbai
Date : April 25, 2014

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

P. SANKER
Senior General Manager
(Legal) & Company Secretary

RAKESH JHA
Chief Financial
Officer

AJAY MITTAL
Chief Accountant

₹ in million

Particulars	ICICI Securities Primary Dealership Limited	ICICI Securities Limited[2]	ICICI Securities Holdings Inc.[2]	ICICI Securities Inc.[2]	ICICI Home Finance Company Limited	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited[2]	ICICI Lombard General Insurance Company Limited	ICICI International Limited[6]	ICICI Bank UK PLC[6]	ICICI Bank Eurasia Limited Liability Company[1,8]	ICICI Bank Canada[1,3,7]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited	ICICI Prudential Pension Funds Management Company Limited[2]
Paid-up share capital[9]	1,563.4	1,610.7	728.2	571.7	10,987.5	0.5	100.0	10.0	14,292.6	4,450.6	53.9	29,663.6	3,198.6	49,764.5	1.0	176.5	270.0
Reserves	5,859.6	1,385.0	(125.5)	(501.3)	4,221.8	4.0	54.3	2,170.4	29,636.7	20,495.0	43.0	8,025.9	800.2	5,766.1	11.3	2,687.1	(12.3)
Total assets	105,511.5	16,203.7	603.1	146.8	72,575.4	4.5	173.8	2,878.5	814,925.4	135,448.8	99.9	267,889.2	8,833.3	306,521.2	14.6	4,559.4	291.0
Total liabilities (excluding capital and reserves)	98,088.5	13,208.0	0.4	76.4	57,366.1	#	19.5	698.1	770,996.1	110,503.2	3.0	230,199.7	4,834.5	250,990.6	2.3	1,695.8	33.3
Investments (excluding investments in subsidiaries)[4]	90,857.4	1,279.8	Nil	Nil	2,108.0	2.2	150.0	1,555.7	800,929.1	93,089.8	#	29,890.7	593.3	28,012.7	12.7	884.0	39.5
Turnover (Gross income from operations)	9,016.4	8,117.4	0.3	152.7	9,230.3	0.4	49.2	825.1	124,286.5	71,761.4	24.4	9,937.1	1,041.6	12,034.1	5.2	5,307.0	2.8
Profit before tax	2,020.7	1,261.0	#	35.2	3,110.0	0.5	0.7	382.6	15,292.1	5,202.4	(2.7)	2,163.9	228.0	3,889.1	3.8	2,766.7	(10.7)
Provision for taxation	702.3	511.6	0.8	0.9	881.8	0.1	(1.2)	52.8	(374.5)	88.8	#	652.7	46.1	1,072.8	1.1	939.8	#
Profit after tax	1,318.4	749.4	(0.8)	34.3	2,228.2	0.4	1.9	329.8	15,666.6	5,113.6	(2.7)	1,511.2	181.9	2,816.3	2.7	1,826.9	(10.7)
Dividend paid (including corporate dividend tax)[5]	685.9	526.0	Nil	Nil	1,664.7	Nil	Nil	11.7	12,791.0	Nil	Nil	1,497.9	283.5	1,586.5	2.1	826.1	Nil

amount less than 0.1 million

Notes :

1. The financial information of ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2013 to December 31, 2013, being their financial year.
2. ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
   ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
3. The paid-up share capital of ICICI Bank Canada includes paid-up preference share capital of ₹ 5,383.3 million.
4. Investments include securities held as stock in trade.
5. Dividend paid includes proposed dividend and dividend paid on preference shares.
6. The financial information of ICICI Bank UK PLC and ICICI International Limited have been translated into Indian Rupees at the closing rate on March 31, 2014 of 1 USD = ₹ 59.9150.
7. The financial information of ICICI Bank Canada have been translated into Indian Rupees at the closing rate at December 31, 2013 of 1 CAD = ₹ 58.0525.
8. The financial information of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at the closing rate at December 31, 2013 of 1 RUB = ₹ 1.8897.
9. Paid up share capital does not include share application money.

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

HOMI KHUSROKHAN
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

P. SANKER
Senior General Manager (Legal) & Company Secretary

RAKESH JHA
Chief Financial Officer

AJAY MITTAL
Chief Accountant

Place : Mumbai
Date : April 25, 2014

BASEL – PILLAR 3 DISCLOSURES

Pillar 3 disclosures at March 31, 2014 as per Basel III guidelines of RBI have been given separately on the Bank's website under 'Regulatory Disclosures Section' on the home page. The link to this section is **http://www.icicibank.com/aboutus/invest-disclosure.html**

The section contains the following disclosures:

- Qualitative and quantitative disclosures
  - Scope of application
  - Capital adequacy
  - Credit risk
  - Securitisation exposures
  - Market risk
  - Operational risk
  - Interest rate risk in the banking book (IRRBB)
  - Liquidity risk
  - Counterparty credit risk
  - Risk management framework of non-banking group companies
  - Disclosure requirements for remuneration
- Composition of capital
- Composition of capital - reconciliation requirements
- Main features of regulatory capital instruments
- Full terms and conditions of regulatory capital instruments

ICICI Bank

Glossary of terms	
Working funds	Average of total assets as reported in form X to RBI
Average deposits	Average of deposits as reported in form A to RBI
Average advances	Average of advances as reported in form A to RBI
Business	Total of average deposits plus average advances as reported in form A to RBI
Average total assets	For the purpose of business ratio, represents averages of total assets as reported in from X to RBI
Operating profit	Profit before provisions and contingencies
Number of employees	Quarterly average of number of employees. The number of employees includes sales executives, employees on fixed term contracts and interns
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
Interest income to working funds	Interest income divided by working funds
Non-interest income to working funds	Non-interest income divided by working funds
Operating profit to working funds	Operating profit divided by working funds
Return on assets	Net profit after tax divided by average total assets
Profit per employee	Net profit after tax divided by number of employees
Business per employee	Average deposits plus average advances divided by number of employees
Average equity	Quarterly average of equity share capital and reserves
Average assets	For the purpose of performance analysis, represents averages of daily balances, except averages of foreign branches which are fortnightly averages
Return on average equity	Net profit after tax divided by average equity
Return on average assets	Net profit after tax divided by average assets
Net interest margin	Total interest earned less total interest paid divided by average interest earning assets
Average yield	Yield on interest earning assets
Average cost of funds	Cost of interest bearing liabilities
Interest spread	Average yield less average cost of funds
Book value per share	Capital plus reserves divided by outstanding number of equity shares

Promoting Inclusive Growth

ICICI FOUNDATION FOR INCLUSIVE GROWTH

The ICICI Group set up ICICI Foundation for Inclusive Growth (ICICI Foundation) in early 2008 to build upon the Group's legacy of promoting inclusive growth. ICICI Foundation works on high-impact projects that are sustainable and scalable. It operates primarily with two models: projects for systemic change where ICICI Foundation works with governments and local NGOs; and direct impact programmes. All of ICICI Foundation's activities are focused on building capabilities and capacities through innovative models that can be replicated and scaled up in the future.



Ms. Chanda Kochhar, MD & CEO, ICICI Bank with students from the first batch of ICICI Academy for Skills at the launch of its maiden centre at Jaipur in October 2013

VISION:

To be a leading institution for the promotion of inclusive growth in India by contributing to the key enablers required for widespread participation in economic opportunities in the country.

MISSION:

We will promote inclusive growth in India through focused initiatives in the identified areas including primary healthcare, elementary education, skill development & sustainable livelihoods and financial inclusion.

In fiscal 2014, ICICI Foundation further scaled up its activities, focusing on skill development and sustainable livelihoods with the roll-out of ICICI Academy for Skills – a nationwide initiative to impart vocational training to the youth.

AREAS OF FOCUS

1. Skill Development & Sustainable Livelihoods

(i) ICICI Academy for Skills:

India's potential demographic dividend emerges from a large number of young people who are ready to join the workforce and participate in the country's economic development. While some of the youth have been joining the organised and unorganised sectors, a large section of the marginalised and less privileged population remains outside the employment market. Providing sustainable livelihoods to this section of the youth will be essential to ensure their effective participation in the country's growth.

A closer look at the issue of sustainable livelihoods reveals that many youth either do not have adequate access to job markets or lack requisite skills for jobs – most of the time, both. There is hence an immediate need to impart livelihood-oriented skill training to such youth, so that they can participate in gainful economic activities and benefit from them. Towards this, ICICI Foundation has launched the ICICI Academy for Skills (ICICI Academy) to impart vocational training to the youth. ICICI Academy plans to train about 5,000 youth in its first year of operation.

After launching its maiden centre in Jaipur in October 2013, ICICI Academy has added three more residential centres at Coimbatore, Narsobawadi in Maharashra and Patna and five non-residential centres at Hyderabad, Bengaluru, Chennai, Pune and Guwahati.

HIGHLIGHTS

- Nine centres are fully operational, of which Jaipur, Coimbatore, Narsobawadi and Patna are residential, while Hyderabad, Bengaluru, Chennai, Pune and Guwahati are non-residential
- More than 450 ICICI Bank branches and over 100 local colleges actively participated in spreading awareness of the programme and attracting candidates
- A total of 1,015 youth completed training at the centres from October 2013 to March 2014 and convocation ceremonies were completed at seven centres
- 1,445 students are undergoing training, of whom 35% are women
- More than 100 companies across sectors such as financial services, automobiles, telecommunications and manufacturing have participated in the placement process
- All eligible candidates seeking jobs have secured employment across all the centres, while 10% opted for self-employment.

ICICI Academy offers vocational skill building programmes over a duration of 12 weeks. The training focuses on industry-relevant and practical training to make the youth employable in industry. In addition, life skills such as communication, financial literacy and skills to adapt to an organised working environment are also imparted to the trainees. With the objective of broad-basing skill development, the eligibility for courses ranges from youth who have studied up to Class VIII and above in the age group of 18 to 26 years. The courses being offered are:

- Electrical & home appliance repair
- Refrigeration & AC repair
- Pumps & motor repair
- Central air conditioning
- Selling skills
- Office administration
- Web designing
- Retail café operations

In order to ensure that these courses are relevant to current skill requirements in the economy, content development and curricula design including the setting up of laboratories and training of the trainers is undertaken by Knowledge Partners, who are leaders in their respective industries. ICICI Academy has partnered with Blue Star Ltd. for refrigeration & AC repair, Café Coffee Day for retail café operations, Crompton Greaves Ltd. for pumps & motor repair, NIIT Ltd. for web designing, Schneider Electric Pvt. Ltd. for electrical & home appliance repair, Tally Solutions Pvt. Ltd. for office administration and Voltas Ltd. for central air-conditioning.

In a first-of-its-kind partnership, Café Coffee Day has associated with ICICI Foundation as its Knowledge cum Industry Partner. The students enrolled in this course are offered an appointment letter on their date of joining, which is valid upon successful completion of the course. The Retail Café Operations course is being conducted at the Patna, Guwahati and Pune centres of ICICI Academy. The course focuses on customer service, café vocabulary, improving listening skills, working on the cash counter and handling of food, beverage and merchandise.

The latest addition to this range of specialised courses is central air-conditioning. This course, which is being offered in partnership with Voltas Ltd., aims to



The Office Administration course has been designed to impart skills transaction processing, basic accounting, phone handling and customer service equip students with knowledge of trouble-shooting and maintenance of centralised cooling systems used in commercial establishments. A chiller unit has been specifically set up to train students on the fundamentals and working of industrial refrigeration. The course has been launched at the Coimbatore centre of ICICI Academy.

ICICI Academy is also building market linkages through industry partnerships for placement of students. In addition, ICICI Foundation has developed a job portal, www.ias.icici.org, to further facilitate placements. Leveraging on the corporate relationships of the ICICI Group, this portal is being promoted among other corporates. Employers keen to consider such trained youth for employment can register and recruit candidates directly through the portal. The job portal has over 100 registered employers.

ii) Rural Self-Employment Training Institutes (RSETIs) at Udaipur and Jodhpur districts, Rajasthan:

RSETIs offer intensive short-term residential training and on-location training courses in various trades. In ICICI Foundation's model, the focus is on demand-based training wherein the requirement of various employers is mapped for relevant courses and curriculum. This has ensured better employability for the youth trained by RSETIs operated by ICICI Foundation. Placement cells have also been introduced to further support such trained youth.

ICICI Foundation has set up satellite centres at block-levels in districts which offer vocational training in remote locations. In addition to various trades, the programmes at the RSETIs also include financial literacy, yoga and physical education. About 70% of the trainees have been placed in wage employment or in self-employment. Credit linkages are also being provided to entrepreneurs who wish to start a business of their own.



The ICICI RSETI training programmes have resulted in about 70% of the trainees being engaged in wage employment or in self employment

HIGHLIGHTS

- In addition to the RSETIs in Udaipur and Jodhpur, eight satellite centres have been set up and are currently fully operational-four each in Udaipur and Jodhpur
- The two RSETIs and satellite centres have together trained more than 6,400 youth in FY2014, which is more than twice the number trained in FY2013
- Ministry of Rural Development (MoRD) has awarded RSETIs operated by ICICI Foundation in Jodhpur and Udaipur 1st and 2nd rank respectively in Category II (i.e. RSETIs that are more than three years old)
- Training has been made more inclusive by offering courses to differently-abled youth and assisting them to become self-reliant

2. Elementary Education

(i) School and Teacher Education Reform Programme, Rajasthan:

ICICI Foundation launched a six-year collaborative programme in 2011 with the Government of Rajasthan for capacity building of its State Institute for Educational Research & Training (SIERT) and other government education institutes. This programme aims to deliver child-centric learning environments in Government schools across the state in line with the National Curriculum Framework (NCF) 2005, National Curriculum Framework for Teacher Education (NCFTE) 2009 and Right to Education (RtE) Act 2009.

The programme has four key components:

(a) Revision and renewal of curricula, syllabus guidelines and development of new text books – the curricula and syllabi for Classes I to VIII have been revised and new text books have been developed under this programme.



Through activity-based learning, the School and Teacher Education Reform programme aims to enable teaching-learning processes to move away from rote methods of instruction, towards child-centric and child-friendly environments that nurture creativity and learning

HIGHLIGHTS

- 24 new text books have been developed under the programme
- 310 Key Resource Persons (KRPs) have trained over 2,000 Master Trainers (MTs) who in turn trained about 120,000 in-service teachers in the new curriculum and textbooks
- The curricula, syllabi and reading materials for the BSTC course have been revised and put in the public domain for feedback
- RtE compliance work in 150 demonstration schools in Baran, Churu and Jaipur districts is in progress
- SMCs have already been constituted in schools and a capacity building exercise is underway
- Sports-based activities initiated for building a healthier school environment, which includes distribution of sports kits to all 150 demonstration schools in the programme area.

(b) Teacher education and training for in-service and pre-service teachers – under the programme, in-service teachers are reoriented in the requisite pedagogy methodologies for the newly developed textbooks. For pre-service teacher development, the Basic School Training Certificate (BSTC) course material has been reviewed and revised in line with NCFTE, 2009.

(c) Governance and institutional accountability – baseline assessment has been carried out and in addition, the work done under the programme so far is being documented in detail for future reference.

(d) Impact assessment – the programme seeks to assess impact of its interventions on a continuous basis including baseline and endline research, along with assessment documentation through third parties.

ii) School and Teacher Education Reform Programme, Chhattisgarh:

ICICI Foundation signed an MoU with the Government of Chhattisgarh in 2012 to enable qualitative improvement in teaching-learning processes with the State Council Educational Research and Training (SCERT) in the Government schools through:

- Revising the State Curriculum Framework, 2007 in line with the RtE, 2009 and instituting a mechanism for periodic review and redevelopment of text books
- Pre-service and in-service teacher education

HIGHLIGHTS

- The programme has set up the Teacher Educator Group (TEG) for development of curricula, textbooks and reading material for pre-service teacher training
- Subject Resource Centres (SRCs) have been set up in four DIETs and training of DIET faculty members is in progress
- Through the on-going in-service teacher training, a total of 2,700 Master Trainers have been trained by Key Resource Persons, who are now training 45,000 untrained teachers in the State
- Baseline study in 100 RtE demonstration schools has been initiated to assess the academic level of students in these schools and to identify the learning difficulties faced by them

- Developing four District Institutes of Education & Training (DIETs) as subject specific centres of excellence
- Development of 100 schools in the state as RtE-compliant model schools.

3. Primary Healthcare

(i) Outpatient Healthcare Programme, Odisha and Gujarat:

ICICI Foundation launched its flagship healthcare programme, the Outpatient Healthcare Pilot (OP) project, in collaboration with the Ministry of Labour and Employment (MoLE) in partnership with the Microinsurance Innovation Facility of International Labour Organisation (ILO). ICICI Lombard General Insurance Company is the implementation partner for this programme. The OP project rides on Government of India's existing in-patient healthcare platform – Rashtriya Swasthya Bima Yojana (RSBY).

> **HIGHLIGHTS**
>
> - Under the pilot, 132,434 families in Puri and 80,308 families in Mehsana have been covered
> - The total number of claims in both the districts since the inception of the programme, i.e. from July 2011 for Puri and from November 2011 for Mehsana till March 2014 is 334,536.
> - ICICI Foundation has developed a detailed case study titled – Pilot Project Introducing Outpatient Healthcare on the RSBY Card – to create a comprehensive source of information for the key stakeholders involved in providing healthcare to India's poor

Through the platform of RSBY, the project seeks to strengthen the delivery of outpatient healthcare at public healthcare facilities and involve private players to further improve the healthcare accessibility for Below Poverty Line (BPL) households. The pilot was initiated in the districts of Puri in Odisha and Mehsana in Gujarat in 2011.



The Outpatient Healthcare pilot through the platform of Rashtriya Swasthya Bima Yojana (RSBY) provides coverage to 132,434 families in Puri and 80,308 families in Mehsana

The utilisation of OP services has grown steadily, due to improved awareness on account of focussed implementation initiatives undertaken by the team. Based on encouraging outcomes of the pilot project, the Central Government has adopted this model for implementation in all RSBY empanelled hospitals, extending the outpatient healthcare benefit potentially to about 34 million families across the country.

(ii) Strengthening Convergent Action for Reducing Child Undernutrition, Rajasthan:

ICICI Foundation has been working on a convergent health and nutrition pilot project in Shahabad and



ICICI Foundation's intervention has regularised the growth monitoring activity for nutritional status of children upto six years of age in Shahabad and Kishanganj blocks of Baran district, Rajasthan

HIGHLIGHTS

- Continuous capacity building at all 249 Anganwadi Centres in the project area
- Weighing scales, food measuring cups and IEC (Information, Education and Communication) material provided to 110 AWCs in Shahabad block and 139 AWCs in Kishanganj block of Baran district
- AWCs now conduct regular Mother & Child Health and Nutrition (MCHN) Day on fixed days, resulting in improved access to health and nutrition services
- Four AWCs in Shahabad and seven AWCs in Kishanganj have been upgraded and developed as 'model AWCs'; these function primarily as resource centres for other AWCs in the block
- A survey for assessing the nutritional status of children up to 5 years in the project area has been completed
- 645 Severe Acute Malnourished (SAM) children were referred and admitted to Malnutrition Treatment Centres (MTC). Regular follow-ups have resulted in 67 children moving to the normal category while another 476 children have shown considerable improvement. Other affected children are being closely monitored for improvement
- Poshan Mela, an ongoing weight measurement event to check progress, is being conducted bi-monthly at all AWCs in Shahabad and Kishanganj on MCHN Days

Kishanganj blocks of Baran district, Rajasthan since 2011. The project aims to improve the nutritional status of children up to six years of age in 249 Anganwadi Centres (AWCs) through prevention, management and treatment of cases of undernutrition. The project works with the active involvement of the Integrated Child Development Scheme (ICDS), National Rural Health Mission (NRHM), Women and Child Development (WCD) Department and the Health Department, Government of Rajasthan.

iii Apna Clinic:

Started in 2011, the Apna Clinic is a three-year pilot project aimed at increasing health-seeking behaviour among long-route truck drivers and improving



Apna Clinic provides a friendly environment for truckers to receive counselling from qualified doctors and various health and hygiene specialists

their knowledge on road safety. Established at the Transport Nagar at Nigdi in Pune (Maharashtra), Apna Clinic provides a friendly environment for truckers to visit and interact with fellow truckers and receive counselling from qualified doctors and various health and hygiene specialists. Apart from clinical services, yoga and training sessions are also conducted in the Apna Clinic premises.

HIGHLIGHTS

- Reached out to a total of 27,000 truckers through various activities
- Initiated 2,431 training sessions on health, hygiene and road safety
- Conducted 1,322 health games
- Organised 780 street plays
- Conducted 586 yoga sessions
- Organised 179 health camps
- Conducted 4,500 diagnostic tests

4. Financial Inclusion

Financial Literacy Programme:

Financial literacy is the first step towards financial inclusion which creates a need for people to seek and receive financial services and products. In an effort to impart awareness about the basics of finance and the usage of organised banking and insurance channels, ICICI Foundation has rolled out a Financial Literacy Programme. There are two modules of the programme.

The first module is an integral part of all courses conducted at the RSETIs operated by ICICI Foundation in Udaipur and Jodhpur. In FY2014, around 2,400 youth were given basic lessons in financial literacy. As a result, many of them are now actively using banking channels such as savings, insurance and remittance and participating in credit linkage campaigns.

The other module in financial literacy has been developed for women members of Self Help Groups (SHGs) and young students of Classes XI and XII in Baran district, Rajasthan. The programme has reached out to 7,442 members of select SHGs and 2,606 school students in FY2014.

5. Other Programmes

i) ICICI Fellows:

ICICI Fellows is a pioneering youth leadership programme initiated in 2010 to create a cadre of socially responsible leaders with a passion for development work in rural India. The programme envisages a mix of classroom training and on-the-job project internship with NGOs working in the rural areas. The third batch of ICICI Fellows completed their 15-month programme in FY2014. The convocation ceremony was held on November 30, 2013 at ICICI Bank Learning Centre, Khandala.



Mr Subrata Mukherji, President, ICICI Foundation with the third batch of ICICI Fellows at the convocation ceremony on November 30, 2013

ii) Blood Donation:

ICICI Foundation has been partnering with the State Blood Transfusion Council (SBTC), Maharashtra to organise blood donation drives at various ICICI Bank offices across Mumbai since 2011. The blood donated by ICICI Bank employees is sent to the SBTC's premier blood bank, Mahanagar Rakthpedhi, which provides safe blood at the lowest price in Mumbai to people from all socio-economic backgrounds. Till date, more than 3,500 employees have participated in the donation camps organised at ICICI Bank offices.

iii) Inclusive India Series:

ICICI Foundation partnered with CNBC-TV 18 to promote 'Inclusive India – The Livelihood Agenda', a unique three-part initiative comprising a Summit, a TV series and award function. The objective was to bring to the forefront the issues relating to skill training and providing sustainable livelihood opportunities to the youth of the country.

ICICI BANK

1. Financial Inclusion

ICICI Bank's Financial Inclusion (FI) initiatives aim to provide banking services to the unbanked and under-banked population across regions. Through its branches and Business Correspondents (BCs), the Bank provides basic banking services such as savings accounts, deposits, remittances, Direct Benefit Transfer, overdrafts and entrepreneurial credit.

During fiscal 2014, the Bank opened 317 branches in unbanked villages, taking the total count of branches in unbanked villages to 448. With this, the Bank has a total network of 822 branches in rural areas. Of the total branch network of the Bank, around 52% branches are in rural and semi-urban areas. Further, the Bank is working with over 125 BCs who have a network of over 8,200 Customer Service Points (CSPs) covering more than 15,500 villages.

The Bank had 17.8 million basic savings bank deposit accounts at March 31, 2014. The Bank's micro saving products include micro saving accounts, fixed deposits accounts, recurring deposits, insurance and electronic benefit transfer of government subsidies and social payments. One of the major thrust areas of the Bank's FI strategy in FY2014 was to increase the number of transactions in the existing accounts. The Bank focussed on activating the accounts through comprehensive product offerings, financial literacy drives and activation of CSPs through training and monitoring. These initiatives resulted in a significant increase in the number of transacting accounts in fiscal 2014.

The Bank is a leading provider of Electronic Benefit Transfer (EBT) services, facilitating direct transfer of government funds to beneficiary accounts in 72 districts across 13 states. The Bank also provides remittance facilities to migrant workers in urban areas through tie-ups with BCs and telecom companies. The Bank has scaled up its presence in fiscal 2014 across the country.

2. Payroll Giving

The Joy of Giving Week is an annual event organised by ICICI Bank in partnership with GiveIndia in the month of October. The objective is to provide all the bank employees and customers an opportunity to experience the 'joy of giving', by donating in a small way to meaningful and credible projects. The campaign was conducted across both online and offline platforms from October 2 - 20, 2013 and focused on the cause of education for under-privileged children. The campaign was also promoted through the ICICI Bank Facebook page and emails sent to ICICI Bank employees. A total amount of ₹ 17.5 million was mobilised through this campaign.

ICICI PRUDENTIAL LIFE INSURANCE COMPANY (ICICI LIFE)

At ICICI Life, a focus area is to support children and the aged by providing health protection, education and livelihoods. In fiscal 2014, ICICI Life partnered with Catalysts for Social Action to pilot the Integrated Child Protection Scheme in the state of Madhya Pradesh. It involved improving the living conditions of six children's homes and creating a rehabilitation plan for every child. Five dialysis machines were upgraded at the Raja Rajeshwari Medical College and Hospital in Karnataka. ICICI Life also supported the education of 500 under privileged children in Mumbai through mid-day meal schemes.

The Company participated in the "Joy of Giving Week" conducted in October 2013, wherein employees donated gifts to about 1,500 children. Through the Payroll Giving Programme, employees were encouraged to donate to causes of their choice, with the Company making a matching contribution in areas aligned to its CSR activities. Additionally, the Company supports the Teach for India Fellowship programme encouraging employees to take up teaching assignments for two years at government schools, while remaining on the Company's payroll. In the area of financial inclusion, the company distributed its micro insurance product Sarva Jana Suraksha through a network of over 25 partners to more than 212,650 rural customers across 10 states.

ICICI LOMBARD GENERAL INSURANCE COMPANY (ICICI GENERAL)

ICICI General has been working actively towards the achievement of financial inclusion through various government funded mass health insurance schemes. In fiscal 2014, ICICI General covered 3.4 million families in 42 districts across seven states and union territories under the RSBY programme. It also provided insurance to the families of 1.75 million handloom weavers and 0.44 million artisans under a designated health insurance scheme.

Since 2011, ICICI General has spearheaded an initiative led by its employees to benefit under privileged school children across the country by organising health check-up camps. Launched under the aegis of 'Caring Hands', the initiative has covered over 50,000 children from over 200 schools in the last 3 years. In fiscal 2014, more than 50% of the Company employees reached out to 21,242 students across 173 schools in 73 cities by conducting eye check-up camps. The students diagnosed with poor vision were re-examined later and provided with corrective lenses at no cost.

OTHER CONTRIBUTIONS

ICICI Group made a contribution of ₹ 150.0 million towards the Uttarakhand Chief Minister's Relief Fund. The donation comprised contribution of the employees of ICICI Bank, ICICI Prudential Life Insurance, ICICI Lombard General Insurance, ICICI Prudential Asset Management, ICICI Venture, ICICI Securities, ICICI Securities Primary Dealership and ICICI Foundation, as well as contributions from the companies themselves.

ICICI Bank also contributed ₹ 10.0 million towards the Maharashtra Chief Minister's Relief Fund to mitigate the impact of drought in some parts of the state.


ICICI Bank
0 8 0 3 2 0 1 4
D D M M Y Y Y Y
OR ORDER
Pay SANT JANABAI MAHILA SWAYAM SAHAYA BACHAT GAT
Rupees One Lakh Seventy Four Thousand And
Twenty Nine Only
₹ 174,029/-
Authorised Signatory

Ms. Chanda Kochhar, Managing Director & CEO, ICICI Bank, handing over a cheque to Ms. Manisha Bangar (second from right), the representative of Sant Janabai Mahila Swayam Sahaya Bachat Gat, on the occasion of International Women's Day, on March 8, 2014. She is the one millionth woman beneficiary to get financial assistance as part of the Bank's work with Self-Help Groups.

"BNPL A/C No MR/DA/ NE-1050/2006 AT BPC KURLA"

ICICI BANK LIMITED
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

www.icicibank.com

BUSINESS RESPONSIBILITY REPORT

Section A: General Information about the Company

1. **Corporate Identity Number (CIN) of the Company:** L65190GJ1994PLC021012

2. **Name of the Company:** ICICI Bank Limited

3. **Registered address:** Landmark, Race Course Circle, Vadodara-390007

4. **Website:** www.icicibank.com

5. **E-mail id:** companysecretary@icicibank.com

6. **Financial Year reported:** 2013-2014

7. **Sector(s) that the Company is engaged in (industrial activity code-wise):** Code: 64191-ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

8. **List three key products/services that the Company manufactures/provides:**
ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including retail banking, corporate banking and treasury operations.

9. **Total number of locations where business activity is undertaken by the Company**
   i. **Number of International Locations** (Provide details of major 5)
   ICICI Bank has banking subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Financial Center, Hong Kong, Singapore, Sri Lanka, Qatar Financial Centre and the United States, and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. ICICI Bank's subsidiary in the United Kingdom has a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.
   ii. **Number of National Locations**
   At March 31, 2014, ICICI Bank had a network of 3,753 branches and a presence in 2,274 locations in India.

10. **Markets served by the Company – Local/State/National/International**
ICICI Bank serves customers in national and international locations.

Section B: Financial Details of the Company

1. **Paid up Capital (INR): ₹ 11.55 billion**

2. ***Total Turnover (INR): ₹ 546.06 billion**

3. **Total profit after taxes (INR): ₹ 98.10 billion**
* Total turnover represents the sum of "Interest earned" (Schedule 13 of the accounts) and "Other income" (Schedule 14 of the accounts).

4. **Total Spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)**
Section 135 of the Companies Act, 2013 and the related rules relating to CSR has been notified by Ministry of Corporate Affairs on February 27, 2014 and appropriate disclosures as prescribed

would be made in the annual report for the year ending March 31, 2015 (FY2015). The Bank has approximately spent 2.0% of its average profit after tax for the three financial years ending March 31, 2012, March 31, 2013 and March 31, 2014, on donations & grants primarily to the ICICI Foundation for Inclusive Growth (ICICI Foundation), and on the Bank's financial inclusion initiatives.

5. **List of activities in which expenditure in 4 above has been incurred:**

   The above expenditure has been undertaken by the Bank, directly and through ICICI Foundation, primarily on elementary education, skill development & sustainable livelihoods, primary healthcare and financial inclusion.

Section C: Other Details

1. **Does the Company have any Subsidiary Company/Companies?**

   Yes

2. **Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? If yes, then indicate the number of such subsidiary company(s)**

   The major domestic subsidiaries of the Bank contribute to the corpus of ICICI Foundation.

3. **Do any other entity/entities (e.g. suppliers, distributors etc.) that the Company does business with, participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/entities? [Less than 30%, 30-60%, More than 60%]**

   No

Section D:BR Information

1. **Details of Director/Directors responsible for BR**

   a) **Details of the Director/Directors responsible for implementation of the BR policy/policies**

   Certain of the principles or components of the principles of the National Voluntary Guidelines (NVGs) on social, environmental and economic responsibilities of business have more relevance to a manufacturing company and the same has been specified under the respective sections. The Company has in place the policies and processes to address such principles of the NVGs on social, environmental and economic responsibilities of business which are applicable.

   - DIN Number: 00066009
   - Name: Mr. N. S. Kannan
   - Designation: Executive Director

   b) **Details of the BR head**

S. No.	Particulars	Details
1	DIN Number (if applicable)	00008187
2	Name	Mr. P. Sanker
3	Designation	Senior General Manager (Legal) & Company Secretary
4	Telephone number	+91-22-2653 7987
5	E-mail id	companysecretary@icicibank.com

2. **Principle-wise (as per NVGs) BR Policy/policies (Reply in Y/N)**

The National Voluntary Guidelines (NVGs) on social, environmental and economic responsibilities of business prescribed by the Ministry of Corporate Affairs advocates the nine principles (detailed below) as P1-P9 to be followed:

P1	Businesses should conduct and govern themselves with Ethics, Transparency and Accountability
P2	Businesses should provide goods and services that are safe and contribute to sustainability throughout their life cycle
P3	Businesses should promote the wellbeing of all employees
P4	Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalised.
P5	Businesses should respect and promote human rights
P6	Business should respect, protect, and make efforts to restore the environment
P7	Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner
P8	Businesses should support inclusive growth and equitable development
P9	Businesses should engage with and provide value to their customers and consumers in a responsible manner

The principle wise responses are mentioned in the Annexure to this report.

2a. **If answer to S.No. 1 of the annexure against any principle, is 'No', the reasons for the same have been mentioned therein.**

3. **Governance related to BR**

- **Indicate the frequency with which the Board of Directors, Committee of the Board or CEO to assess the BR performance of the Company. Within 3 months, 3-6 months, Annually, More than 1 year**

  Annually

- **Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?**

  The Bank publishes the BR Report annually. The hyperlink for viewing the report is http://www.icicibank.com/aboutus/annual.html.

Section E: Principle-wise performance

Principle 1

1. **Does the policy relating to ethics, bribery and corruption cover only the company? Yes/No. Does it extend to the Group/Joint Ventures/Suppliers/Contractors/NGOs/Others?**

The Bank is committed to act professionally, fairly and with integrity in all its dealings. The Bank, through the Group Code of Business Conduct & Ethics, has adopted a 'zero-tolerance' approach to bribery and corruption. The Bank has put in place an 'Anti-Bribery and Anti-Corruption Policy', which sets forth obligations on part of every employee for prevention, detection and reporting of any act of bribery or corruption. The Group Code of Business Conduct & Ethics which captures the behavioural and ethical standards along with the 'zero tolerance' towards bribery covers all subsidiaries of the Bank. The Code is applicable to directors and employees of the Bank as well as the directors and employees of the subsidiary companies.

2. **How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the management?**

   The number of complaints received from shareholders in FY2014 was 92 and all the complaints have been resolved.

   With respect to employees, the Bank has a mechanism as provided under the Whistle Blower Policy whereby employees can raise their concerns. A report on the concerns received and the manner in which they are dealt with is periodically reported to the Audit Committee.

Principle 2

1. **List up to 3 of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities:**

   The Bank provides sustainable banking products to cater to different classes of customers through an expansive ATM network, mobile, phone, internet, doorstep banking. Customised products include personal loans, home loans, loans for asset purchases and a wide range of accounts and deposits. The Bank also offers a selection of cards for convenience to complement the distinct lifestyle needs of customers. In addition, the Bank's Rural & Inclusive Banking Group focuses on rural and below poverty line customers. For details, please refer the "Business Overview" and "Promoting Inclusive Growth" sections of the Annual Report for the year ended March 31, 2014 (FY2014). The Bank has also provided concessional/ interest free loans to support other financial inclusion initiatives.

   The Bank through its Technology Finance Group assists projects that promote clean technology, preserve biodiversity and protect the environment.

   ICICI Foundation focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. For details, please refer the "Promoting Inclusive Growth" section of the Annual Report for FY2014.

2. **For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product (optional):**

   Considering the nature of business of the Bank and the products/initiatives referred to above, the questions below are not applicable to the Bank.

   i. **Reduction during sourcing/production/distribution achieved since the previous year throughout the value chain?**

      NA

   ii. **Reduction during usage by consumers (energy, water) has been achieved since the previous year?**

      NA

3. **Does the company have procedures in place for sustainable sourcing (including transportation)?**

   NA

4. **Has the company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work?**

   If yes, what steps have been taken to improve their capacity and capability of local and small vendors?

   NA

5. **Does the company have a mechanism to recycle products and waste? If yes what is the percentage of recycling of products and waste (separately as <5%,5-10%, >10%). Also, provide details thereof, in about 50 words or so.**

   NA

Principle 3

1. **Please indicate the total number of employees:**

   The Bank had 72,226 (including contractual) employees at March 31, 2014.

2. **Please indicate the total number of employees hired on temporary/contractual/casual basis:**

   The Bank has 579 employees at March 31, 2014 in fixed term contract.

3. **Please indicate the number of permanent women employees:**

   The Bank had 17,724 women employees at March 31, 2014.

4. **Please indicate the number of permanent employees with disabilities:**

   The Bank does not specifically track the number of disabled employees. The Bank is an equal opportunity employer and treats all employees at par. Based on the income tax declarations which enable claiming income tax deduction for self-disability, the Bank has 72 such employees.

5. **Do you have an employee association that is recognised by management?**

   No

6. **What percentage of your permanent employees are members of this recognised employee association?**

   NA

7. **Please indicate the number of complaints relating to child labour, forced labour, involuntary labour, sexual harassment in the last financial year and pending, as on the end of the financial year.**

   The Bank does not engage in any form of child labour/forced labour/involuntary labour and does not adopt any discriminatory employment practices. The Bank has a policy against sexual harassment and a formal process for dealing with complaints of harassment or discrimination. The Bank seeks to ensure that all such complaints are resolved within defined timelines.

8. **What percentage of your under mentioned employees were given safety and skill up-gradation training in the last year?**

   Permanent employees

   Permanent women employees

   Casual/temporary/contractual employees

   Employees with disabilities

   Employee health and safety is of prime importance to ICICI Bank. The Bank conducts robust and periodic training like advanced and basic fire safety training, first aid and Cardio Pulmonary Resuscitation (CPR) training and evacuation related training for floor marshals and employees across offices and branches. Periodic fire evacuation drills were conducted at the office locations as well as branches to sensitise employees about fire safety norms and regulations. The Bank has tie ups with vendors to educate and demonstrate use of fire-fighting equipment to branch staff.

The Bank conducts comprehensive safety training for women employees where they are trained on situation reaction and self-defense and updated on legal provisions relevant to their safety. The Bank has launched a Quick Response Team (QRT) to respond to women employees if they are in distress while commuting. Each QRT is a specially equipped vehicle. It is GPS enabled and carries a stretcher and fire extinguishers along with a team trained to deal with medical and personal safety related emergencies.

The Bank over the years has invested in skilling employees with the requisite knowledge and skill. The Bank has training centers where various training programmes, designed to meet the changing skill requirements of its employees are conducted. These training programmes include orientation sessions for new employees, programmes conducted by various skill-enhancing, role specific functional academies, leadership mentoring programmes and other management development programmes for mid-level and senior executives. In addition to classroom training, e-learning programmes are also available for employees.

In FY2014, the Bank delivered an average of around 10 learning mandays covering all employees including permanent women employees and employees with disabilities.

Principle 4

1. **Has the company mapped its internal and external stakeholders? Yes/No**

   Yes

2. **Out of the above, has the company identified the disadvantaged, vulnerable & marginalised stakeholders.**

   Reserve Bank of India (RBI) has prescribed guidelines on financial inclusion, priority sector lending, lending to weaker section etc. which guides the Bank in identifying its disadvantaged, vulnerable and marginalised stakeholders.

3. **Are there any special initiatives taken by the company to engage with the disadvantaged, vulnerable and marginalised stakeholders. If so, provide details thereof, in about 50 words or so.**

   The Bank's Rural & Inclusive Banking Group focuses on rural and below poverty line customers. For details, please refer the "Business Overview" and "Promoting Inclusive Growth" sections of the Annual Report.

   The Bank through it's Technology Finance Group (TFG) has provided soft loan/grant assistance to entities engaged in a number of activities that benefit the under-privileged, including medical research & facilities and vocational training & rehabilitation of physically challenged persons (including defence personnel who have suffered injuries as a result of which they are unable to continue in the defence forces).

Principle 5

1. **Does the policy of the company on human rights cover only the company or extend to the Group/Joint Ventures/Suppliers/Contractors/NGOs/Others?**

   The Company's philosophy of non-discrimination among employees, meritocracy and mechanisms for redressal of employee issues apply across the Group.

   ICICI Bank follows the code issued by The Banking Codes and Standards Board of India which covers aspects like good & fair banking practices, transparency in services & products, high operating standards, cordial relationship with consumers & measures which build confidence of the consumer in the banking system.

The Bank also seeks to ensure that there is no discrimination in selection of suppliers and vendors, and has put in place a grievance redressal mechanism for the same.

2. **How many customer complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?**

   Of the 2,628 complaints outstanding at the beginning of the year and 92,380 complaints received during the year, 93,190 complaints have been resolved.

Principle 6

1. **Does the policy related to Principle 6 cover only the company or extends to the Group/Joint Ventures/ Suppliers/Contractors/NGOs/others.**

   As outlined under Principle 2, the aspects outlined under this Principle are not substantially relevant to the Bank given the nature of its business. The Bank complies with applicable environmental regulations in respect of its premises and operations. Further, the Bank participates in initiatives towards addressing environmental issues.

2. **Does the company have strategies/initiatives to address global environmental issues such as climate change, global warming, etc? Y/N. If yes, please give hyperlink for webpage etc. Yes**

   The Bank has taken steps towards energy conservation. We have created consciousness amongst our employees on conserving energy across our offices and branches. As a design, our new branches/offices have energy efficient air conditioners, LED lights, motion detector sensors and other energy conservation measures. About 295 of our rural branches are powered through rooftop solar panels, and we are using solar power in one of our large office premises as well.

   The Bank through it's Technology Finance Group (TFG) has sanctioned soft loan/equity/grant assistance for development & distribution of fuel efficient cook stoves & solar lanterns, seed-stage sustainable energy and clean technology development and wildlife & forest conservation. The Bank has also provided assistance for promoting developments in healthcare, training of nurses & doctors of municipal hospitals and vocational training for differently abled people.

3. **Has the company undertaken any other initiatives on – clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc.**

   As outlined above, the Bank participates in several initiatives in the area of environment sustainability.

4. **Are the Emissions/Waste generated by the company within the permissible limits given by CPCB/ SPCB for the financial year being reported?**

   The Bank complies with applicable environmental regulations in respect of its premises and operations.

5. **Number of show cause/legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial Year.**

   There were no outstanding notices at March 31, 2014.

6. **Does the company identify and assess potential environmental risks? Y/N**

   The Bank complies with applicable environmental regulations in respect of its premises and operations. The Bank is aware of the potential environmental risks and participates in initiatives as mentioned above to address the environmental concerns. The Bank also requires the borrowers of project loans to comply with the various national environmental standards.

7. **Does the company have any project related to Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?**

The above question is not applicable to the Bank as it is not a manufacturing company. However, the Bank assists projects that promote bio diversity and environmental sustainability and projects that reduce green house gas emissions.

Principle 7

1. **Is your company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with:**

The Bank is a member of various trade bodies and associations such as the Indian Banks' Association and Confederation of Indian Industry in India and Institute of International Finance. Senior management of the Bank are members of various committees constituted by government, regulators and industry bodies.

2. **Have you advocated/lobbied through above associations for the advancement or improvement of public good? Yes/No; if yes specify the broad areas (drop box: Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others)**

The Bank, through trade bodies and associations, puts forth a number of suggestions with respect to the economy in general and the banking sector in particular. The Bank, directly, and along with ICICI Foundation has been working on several initiatives for promotion of inclusive growth. The Bank and ICICI Foundation partner with the state governments and other organisations to promote initiatives in the field of elementary education, sustainable livelihoods, primary health and financial inclusion. Further, the Bank provides funding for research & development and clean energy initiatives.

The wholetime Directors and members of senior management participate in various committees/working groups constituted by the Government of India and the Reserve Bank of India.

Principle 8

1. **Does the company have specified programmes/initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof.**

The Bank formulates a three-year financial inclusion plan (FIP). The plan is approved by the Board of the Bank. The present FIP for the Bank is for the period FY2014-FY2016 and has been approved by the Board of the Bank at its Meeting held on February 22, 2013. The Bank has also disaggregated its Board approved FIP targets for FY2014-2016 to its controlling offices across various states.

The FIP *inter alia* covers the following aspects:

- Quantitative plan for delivery of relevant suite of products and services
- Coverage through Bank branches and Business Correspondents (BC)
- Business models under BC
- Leveraging technology and identity solutions of the Unique Identity Authority of India (UIDAI) to cater to the identified customer segments
- Monitoring and review mechanism for implementation of FIP

For further details on initiatives taken by Rural & Inclusive Banking Group, please refer the "Business Overview" and "Promoting Inclusive Growth" sections of the Annual Report. The Bank has also provided concessional/interest free loans to support other financial inclusion initiatives.

ICICI Foundation focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. For details, please refer the "Promoting Inclusive Growth" section of this Annual Report.

2. **Are the programmes/projects undertaken through in-house team/own foundation/external NGO/ government structures/any other organization?**

   The projects/programmes are undertaken primarily through in-house teams and ICICI Foundation, with the assistance of implementation partners as required.

3. **Have you done any impact assessment of your initiative?**

   The Bank through its financial inclusion initiatives for serving the rural, unbanked and below poverty line customers is providing access to banking and financial services to a significant number of customers, providing them access to savings and credit products. The results of these initiatives are reviewed periodically. In addition, ICICI Foundation assesses the impact of all programmes undertaken by it. Baseline and endline research studies, process documentation and impact evaluation are carried out for the initiatives undertaken by ICICI Foundation. The results of ICICI Foundation's skill development initiatives are evaluated based on the number of youth trained and their employability.

4. **What is your company's direct contribution to community development projects-Amount in INR and the details of the projects undertaken.**

   The Bank has established an extensive network of rural branches, including Gramin branches in unbanked villages, as well as Business Correspondent touchpoints for providing access to banking services to customers in rural areas. The activities of the Bank include, among others, micro-savings products and transfer of government scheme payments directly to the beneficiaries' bank accounts. The Bank makes contributions to the corpus of the ICICI Foundation for Inclusive Growth which focuses primarily on elementary education, healthcare and sustainable livelihoods. The Foundation's work includes projects with State Governments to improve the quality of education in State-run schools and a pilot project to provide insured outpatient healthcare to individuals from below the poverty line. During fiscal 2014, ICICI Foundation set up the ICICI Academy for Skills which focusses on providing skill training to the youth. Nine centres were opened across the country during the year with around 1,015 students completing their training during the year. The Bank has also provided donations, grants and concessional financial assistance to other entities working on financial inclusion and other areas. The Bank has approximately spent ₹ 1.68 billion in the year ended March 31, 2014, on donations & grants (primarily to ICICI Foundation), and on financial inclusion initiatives.

5. **Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words, or so.**

   The Bank, through its various financial inclusion initiatives mentioned in this report, is expanding its outreach to rural and semi-urban markets and providing financial solutions to customers in this market. The banking and the financial services being provided by the Bank to the unbanked and below poverty line customers is providing an opportunity to the target customers to improve their livelihoods. The products and services of the Bank have been well received by the customers in the target segment. With regard to ICICI Foundation for Inclusive Growth, community development forms the core of all its initiatives. The programmes are designed to reflect the needs of each target population. ICICI Foundation encourages the active engagement of key stakeholders such as the Governments, NGOs, Panchayati Raj Institutions (PRIs), communities and other local institutions in the project planning and implementation to facilitate developing and building community ownership while ensuring the sustainability of the programmes.

Principle 9

1. **What percentage of customer complaints/consumer cases are pending as on the end of financial year.**

   The Bank resolved 97.4% of customer complaints/consumer cases during the year.

2. **Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes/No/N.A./Remarks (additional information).**

   This aspect is not applicable as the Bank is not a manufacturing company. The Bank complies with disclosure requirements relating to its products and services.

3. **Is there any case filed by any stakeholder against the company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behaviour during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so.**

   In the ordinary course of banking business, several customers and borrowers have disputes with the Bank which could result in their filing a civil suit, criminal complaint or a consumer complaint alleging deficiency of services. The Bank always strives to have a cordial relationship with its customers/borrowers and attempts to have an amicable settlement of the dispute but in some cases needs to pursue legal resolution of the same.

4. **Did your Company carry out any consumer survey/consumer satisfaction trends?**

   ICICI Bank on a continuous basis measures the satisfaction levels of customers transacting across various touch points. As part of this exercise, which is referred to as FOCUS (Feedback of the Customer), the customer's feedback and satisfaction levels with the transaction experience are measured. Approximately 100,000 customers are contacted every month for their feedback. This feedback is then analysed and insights from the same are implemented to enhance the service quality of the Bank.

   Besides this the bank also conducts a detailed Customer Satisfaction Study (C-SAT) once every three years. Existing customers of various products are met for a detailed interview where their feedback regarding the product and the channel experience is captured.

   In addition, extensive research in specific areas is conducted on a regular basis. The focus of the research is to identify areas of improvement in the product and services of the bank and define appropriate steps for improvement.

Annexure

S.No.	Questions	P1- Please refer Note P1	P2- Please refer Note P2	P3- Please refer Note P3	P4- Please refer Note P4	P5- Please refer Note P5	P6- Please refer Note P6	P7- Please refer Note P7	P8- Please refer Note P8	P9- Please refer Note P9
1.	Do you have a policy/policies for....	Y	Y	Y	Y	Y	N	N	Y	Y
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Y	Y	Y	Y	Y	-	-	Y	Y
3.	Does the policy conform to any national/international standards? If yes, specify? (50 words)	Y	Y	Y	Y	Y	-	-	Y	Y
4.	Has the policy been approved by the Board?*	Y	Y	Y	Y	Y	-	-	Y	Y
	If yes, has it been signed by MD/owner/CEO/appropriate Board Director?	Y	Y	Y	Y	Y	-	-	Y	Y
5.	Does the Company have a specified committee of the Board/Director/Official to oversee the implementation of the policy?	Y	Y	Y	Y	Y	-	-	Y	Y
6.	Indicate the link for the policy to be viewed online?	Y	Y	Y	Y	Y	-	-	Y	Y
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Y	Y	Y	Y	Y	-	-	Y	Y
8.	Does the Company have in-house structure to implement the policy/policies?	Y	Y	Y	Y	Y	-	-	Y	Y
9.	Does the Company have a grievance redressal mechanism related to the policy/policies to address stakeholders' grievances related to the policy/policies?	Y	Y	Y	Y	Y	-	-	Y	Y
10.	Has the company carried out independent audit/evaluation of the working of this policy by an internal or external agency? Please see #	Y	Y	Y	Y	Y	-	-	Y	Y

P1	Sr No. 3- The Bank has an Anti Bribery & Anti Corruption Policy, Group Code of Business Conduct and Ethics and Whistle Blower Policy. The Anti-Bribery & Anti-Corruption Policy broadly conforms to the requirements of anti-bribery statutes and the regulatory guidance issued in relation to the same. While the corporate governance requirements prescribed under the Listing Agreement require the Bank to have a Code of Conduct, there is no prescribed standard for the same. The Group Code of Business Conduct and Ethics is based on professional and ethical standards which the Bank believes all its employees should adopt. The Whistle Blower Policy broadly conforms to the standards set by the Protected Disclosure Scheme of Reserve Bank of India. The Whistle Blower Policy also confirms to the requirements as stipulated by the Companies Act, 2013 and its rules. Sr No. 6- The Group Code of Business Conduct and Ethics is available on the website of the Bank (www.icicibank.com). The other policies are internal documents and accessible only to employees of the organisation.
P2	The Bank complies with regulations governing its products and services and has taken initiatives to promote inclusive growth and environmental sustainability. Sr No. 3- The Bank has a three year plan for financial inclusion which outlines its policy towards providing sustainable banking products to people in villages and rural areas. The plan is framed based on the guidelines issued by Reserve Bank of India and is approved by the Board of the Bank and reviewed by it on a quarterly basis. The ICICI Foundation for Inclusive Growth focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. Sr No. 6- The initiatives of ICICI Foundation for Inclusive Growth can be viewed on the link www.icicifoundation.org. The details of agri and rural banking products and facilities are available on http://www.icicibank.com/rural/index.html.
P3	Sr No. 3- In line with the general laws and regulations and sound ethical practices followed nationally, the Bank has adopted employee oriented policies covering areas such as employee benefits and sexual harassment at the workplace which endeavour to provide an environment of care, nurturing and opportunity to accomplish professional aspirations. Sr No. 6- These policies can be viewed online only by the employees of the organisation.
P4	The principle enunciates the aspect of being responsive towards all stakeholders especially those who are disadvantaged, vulnerable and marginalized. Sr No. 3- The Bank has a three year plan for financial inclusion which outlines its policy towards extending banking services to the disadvantaged and vulnerable stakeholders in villages and other rural areas. The plan is framed based on the guidelines issued by Reserve Bank of India and is approved by the Board of the Bank and reviewed by it on a quarterly basis. The Bank is mandated by guidelines issued by RBI on priority sector lending to weaker sections of society through which various measures are being taken by the Bank to promote the well being of the disadvantaged and vulnerable stakeholders. The Bank has set processes in place to achieve the objectives addressed by this principle. In addition, the ICICI Foundation for Inclusive Growth works towards inclusive growth through interventions in areas like elementary education, sustainable livelihoods and healthcare. Sr No. 6- The details of financial inclusion efforts of ICICI Group are available on http://www.icicigroupcompanies.com/financial_inclusion_efforts.html. The details of agri and rural banking products and facilities are available on http://www.icicibank.com/rural/index.html.
P5	Sr No. 3- The Group Code of Business Conduct & Ethics (Code) which has been adopted by the Bank and all its subsidiary companies addresses the requirements of this principle. The Code emphasizes fair employment practices & diversity, fair competition, prohibition of harassment & intimidation and safety at the workplace. The Bank follows the Code of Commitment based on the standards issued by the Banking Codes and Standards Board of India which covers aspects like good and fair banking practices, transparency in services and products, high operating standards and cordial relationship with customers. The Bank is an equal opportunity employer and believes in providing a safe workplace and an enabling work environment to its employees. Sr No. 6- The Group Code of Business Conduct and Ethics is available on the website of the Bank (www.icicibank.com). The Code of Commitment is available at the Bank's branches and made available to customers on their request.
P6	The aspects outlined under this Principle are not substantially relevant to the Bank given the nature of its business. The Bank complies with applicable environmental regulations in respect of its premises and operations. Further, the Bank participates in initiatives towards addressing environmental issues. The Bank also requires the borrowers of project loans to comply with the various national environmental standards.
P7	While there is no specific policy outlined for this principle, the Bank, through trade bodies and associations, puts forth a number of suggestions with respect to the economy in general and the banking sector in particular. The Bank, directly, and along with the ICICI Foundation for Inclusive Growth has been working on several initiatives for promotion of inclusive growth.
P8	Sr No. 3- The Bank has a three year plan for financial inclusion which outlines its policy towards extending banking services to the disadvantaged and vulnerable stakeholders in villages and other rural areas. The plan is framed based on the guidelines issued by Reserve Bank of India and is approved by the Board of the Bank and reviewed by it on a quarterly basis. The ICICI Foundation for Inclusive Growth focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. Sr No. 6- The details of financial inclusion efforts of ICICI Group are available on http://www.icicigroupcompanies.com/financial_inclusion_efforts.html. The details of agri and rural banking products and facilities are available on http://www.icicibank.com/rural/index.html. The initiatives of ICICI Foundation for Inclusive Growth can be viewed on the link www.icicifoundation.org
P9	Sr No. 3: The Bank has a Customer Grievance Redressal Policy and a Customer Compensation Policy which conform to the guidelines issued by Reserve Bank of India Sr No. 6- The two policies can be viewed online on http://www.icicibank.com/notice-board.html
*	Policies wherever stated have been approved by the Board/Committee of the Board/senior management of the Bank
#	All policies and processes are subject to audits and reviews done internally in the Bank from time to time